

A focused strategy for a lifetime of learning

Annual report and accounts 2022



We are the world's leading learning company

Strategic report

Governance report

Financial statements

Other information

The strategic report, up to and including page 52, was approved for issue by the Board on 15 March 2023 and signed on its behalf by:

Sally Johnson

Chief Financial Officer





Pearson
A focused strategy for a lifetime of learning
"At Pearson, we're connecting our different products and brands to support people in their learning journey and create real-life impact. We're forming an exciting lifelong digital learning ecosystem that provides people with affordable learning throughout their lifetime. By increasing our scale and customer reach, investing in new opportunities and expanding the interconnectedness between our divisions, we're uncovering great things. The possibilities are vast for Pearson as we embrace the future of learning."

Use this QR code to visit our Pearson plc website where you can find the online version of this report.

SCAN ME

https://plc.pearson.com/en-GB/investors/2022-annual-report-accounts

We have a focused strategy for a lifetime of learning



Andy Bird, Chief Executive

"At Pearson, we're connecting our different products and brands to support people in their learning journey and create real-life impact. We're forming an exciting lifelong digital learning ecosystem that provides people with affordable learning throughout their lifetime. By increasing our scale and customer reach, investing in new opportunities and expanding the interconnectedness between our divisions, we're uncovering great things. The possibilities are vast for Pearson as we embrace the future of learning."



Our purpose is to add life to a lifetime of learning.

> Because learning isn't just what we do – it's who we are.

Our vision

We want everyone to realise the life they imagine through learning.

Our mission

Create vibrant and enriching learning experiences designed for real-life impact.

Our values

Our **values** begin with 'we' because they **apply to all of us**. They help guide how we show up every day for our customers, each other, and the communities we serve.

1. We ask 'why'?

We challenge the status quo by challenging ourselves.

2. We ask 'what if'?

We spark curiosity to innovate new possibilities for everyone.

3. We earn trust.

We build credibility by acting with integrity every day.

4. We deliver quality.

We hold our customers and consumers in the highest regard, and our work to the highest standards.

5. We make our mark.

We execute with speed and agility to leave a lasting impact on everyone we serve.

"We've redefined our purpose to meet this moment in our world where learning is becoming more fluid and exists inside and outside of formal education."



Lynne Frank, Chief Marketing Officer and Co-President, Direct-to-Consumer

Our strategy

Our strategy is to create trusted relationships with consumers throughout their lifelong learning journeys. We want to empower them to realise their goals and potential, by developing their skills across multiple stages of their learning lifetime, encompassing not only formal primary, secondary and higher education, but also, increasingly, the world of work.

Our strategy places consumers at the heart of everything we do, and we are integrating our products to create a learning ecosystem that reaches our consumers across all their life stages.



Higher Education

Assessment & Qualifications

English Language Learning

Learner profile

Virtual Learning

Workforce Skills

Read more on page 12

Our interconnected divisions

Assessment & Qualifications

We provide the assessments, qualifications, certifications and licences that enable people to demonstrate their knowledge, skills and aptitude across a lifetime of learning – from school to professional careers. We play an integral role in a host of technology certifications, in areas such as cloud computing and cyber security, that power growth and innovation across the global economy. We deliver numerous medical certification and licensing examinations around the world, giving governments and the public the assurance that their providers have met the standards for care. Exam delivery volumes in the Information Technology sector increased by 12% from 2021 to 2022.

Our growth will be fuelled by our unrivalled breadth of offering and global scale across both physical and digital assessment, combined with the growing market need for accreditation and certification in the professional market, more effective formative and summative assessment in the school market, and increased demand and spend across the education landscape in mental health and wellbeing.

Higher Education

We provide around 18 million higher education students every year with vibrant digital content, assessments and enriching experiences, leading to positive learning outcomes. We provide a significant entry point for a lifetime of learning in the Pearson ecosystem. We intend to remain the Higher Education content market leader by deepening our relationships with students beyond instructor and faculty required course materials. By enhancing product features and investments into Pearson+, we enable students to succeed in achieving their goals across disciplines and academic paths. We will drive growth through increasing market share and recapture of the secondary market, particularly through enhancements to our suite of digital products including Pearson+, MyLabs, Mastering and Revel. In addition, we will invest in growth in the large international higher education market and capitalise on increased demand in Inclusive Access.

Virtual Learning

We offer highly effective online learning for every age and stage of education. Our users can learn where, when, and how they learn best, in a way that is tailored to their needs and propels them forward in their lives and careers. Our vision in Virtual Schools is to provide a holistic, academic, and innovative learning experience to our students, while being a trusted best-in-class partner for our schools and families. We will grow by continuing to focus on the core learning experience, including individualised learning and curriculum transformation, while innovating and adapting to both industry and market changes to stay ahead of the competition. Our career readiness solutions will fuel growth by providing pathways for students beyond high school, be it in the job market or further study. We will also capitalise on increased awareness and openness to virtual learning and the demand for alternative education mediums driven by parents' new hybrid and remote working schedules. Our Online Program Management (OPM) business is currently under strategic review.

English Language Learning

There are 1.4 billion English language learners across the globe. We have the courseware and assessments to help them achieve their goals, including digital and blended English solutions for educational institutions and the flagship Pearson Test of English, in over 150 countries. Our vision is to become the world's leading destination for committed learners to build and prove their proficiency in English. We are growing through creating an interconnected suite of personalised products across direct to consumer, institutional, enterprise language learning and assessments, and online language learning through Mondly. This will allow us to expand our addressable market, increase market penetration, and create more repeatable, personal relationships with language learners, capturing more of their lifetime spend. We are also capitalising on a consistent market need for English proficiency in global employment and education, a growing demand for online language learning, and renewed global mobility.

Workforce Skills

We're building a world where everyone is prepared for the future of work and people are recognised for what they know and what they can do. Our newly launched talent investment platform uses workforce analysis and assessment to realise untapped potential, mobilise talent, and help enterprises and individuals close the workforce skills gap, helping everyone find the right work for them. We will grow by connecting consumers, enterprises, recruiters, and learning partners to a marketplace for verified skills. We can also capitalise on employers' increasing need to reskill and develop their workforce to protect against shifts in both growing and shrinking markets and in response to the high speed of economic and technology change. We need to respond to and enable the accelerating convergence between previously disconnected parts of the HR technology market, particularly Learning and Development, Recruitment, and Talent Management.

2022 Revenue

 £1,444m

 £898m

 £820m

 £321m

 £204m

2022 Highlights

Assessment & Qualifications
— Pearson VUE test volumes grew 16% to 19.4m with particularly strong growth in the IT and healthcare segments. VUE also won major contracts across its portfolio and expanded its presence in the US federal market.
— Announced the intention to acquire Personnel Decisions Research Institutes (PDRI) which has significant expertise in providing assessment solutions to the US federal government, one of the largest employers in the US with more than 4 million employees.
— Clinical Assessment had a strong performance due to good government funding and continued focus on health and wellbeing.
— UK and International Qualifications 2022 revenue was driven by the return to full testing and growth in qualifications and assessment contracts internationally.
— US Student Assessment had strong revenue growth with a full testing cycle in 2022 and new contract wins.

Higher Education
— Inclusive Access sales to not-for-profit institutions was up 9% in 2022, with the total number of institutions increasing to 1,040, due to the attractive price point and immediate 'day one' access for students.
— A three-fold increase compared to prior year Fall semester in Pearson+ paid subscriptions, expanding our reach through US college bookstores:
  — Pearson+ paid subscriptions compared to prior year Fall semester up 205% to 406k (2021: 133k)
  — Pearson+ registered users compared to prior year Fall semester increased 3% to 2.83m (2021: 2.75m)
— Launched Pearson+ Channels (with 18 study channels) in Autumn 2022 to help students understand complex concepts and prepare for exams in the toughest college courses, whether they are using a Pearson eTextbook or not. This increases the total addressable market for Pearson+.

Virtual Learning
— Increased retention rates and Net Promoter Score, now +67, for Virtual Schools, which will drive enrolment growth.
— Opened our first virtual school in Virginia focusing on grades 6-10 students, expanding to grades K-10 in 2023.
— Helped enact new legislation in Missouri, facilitating easier access to publicly funded virtual learning, leading to a doubling of our virtual school enrolments within that State.

English Language Learning
— Pearson Test of English (PTE) test volumes up 90% and underlying revenue up 72%, particularly driven by border reopenings and gaining market share in India, where investment in our agent network and successful market campaigns have helped to drive growth.
— Completed the acquisition of Mondly and entered the Online Self-Study language learning space. See our Strategy in Action for more detail on how Mondly is helping us to grow.
— Transformed our institutional business through initiatives such as Pearson English Connected Learning, which creates personalised, connected solutions including courseware, assessment and certification to fast-track learning.
— Enhanced our user experience to ensure that our courseware is the most engaging and effective on the market, leveraging our partnerships with major corporations including Disney and the BBC.

Workforce Skills
— Acquired Credly, a leading digital credentials business, giving us a strong foothold and user base in the workplace credentials space.
— Developed our talent investment platform which provides accurate, real-time access to employee skills.
— Integrated Faethm and Credly into the Workforce Skills division, creating single enterprise go-to-market and product teams.
— We launched Skills Accelerator, a suite of peer-supported, project-based learning courses that help people complete business-critical projects while developing future skills.

⊞ Read more on pages 8 and 22

⊞ Read more on pages 15 and 22

⊞ Read more on page 22

⊞ Read more on pages 14 and 22

⊞ Read more on pages 14 and 22

A year of strategic and operational progress

> "The role Pearson VUE plays helping professionals get certified is a critical element of delivering our enterprise learning strategy."



Art Valentine,
President – Assessment & Qualifications



> **I believe we are well-positioned to continue to grow profitably and to deliver long-term success, creating value for all our stakeholders.**

Omid Kordestani, Chair



Achieved underlying sales growth of

5%

and adjusted operating profit growth of

11%

on an underlying basis, ahead of expectations



Acquired Mondly and Credly to support the **growth strategy** across the Pearson ecosystem

⊞ Read more on page 13



Announced **£120m** of cost efficiencies, accelerating our improved margin expectation to 2023 from 2025

Launched our **people strategy** with a focus on engagement and high-performance

⊞ Read more on page 31

Launched **18** study channels on Pearson+

⊞ Read more on page 15

Enterprise Learning reaching

c.2000

enterprise clients across Workforce Skills and Pearson VUE

Completed the disposal of our international local courseware publishing businesses

⊞ Read more on page 13

2022 dividend growth

5%

Return on capital in 2022

8.7%

> "What drew me to this fantastic company was the incredible opportunity to be globally consequential and the important role we can play in improving society through lifelong learning."

Chair's note *continued*

Overview

I'm delighted to be writing my first letter to you as Chair of Pearson. It's a privilege to join Pearson at this exciting time. What drew me to this fantastic company was the incredible opportunity to be globally consequential and the important role we can play in improving society through lifelong learning. We have a tremendous opportunity to capitalise on this, benefiting all our stakeholders, particularly with the significant potential in digital learning. It is also exciting to see that we are delivering particularly on enterprise learning, in ways we never have before, as the workplace becomes the new heart of many people's learning journey.

2022 has been a year of strategic and operational development as we continue to create a digital learning ecosystem, fit for the future of learning. We have made considerable progress in executing our direct to consumer, lifelong learning strategy as we reshape our portfolio for profitable growth, adding capabilities and increasing interconnectivity between divisions.

Financial and operational highlights

We delivered a strong performance in 2022 with sales increasing on an underlying basis by 5% and our adjusted operating profit margin increased from 11% to 12%. This resulted in our adjusted operating profit increasing to £456m.

We have also made good strategic and operational progress as we build further lifelong learning potential. We've been disciplined in right sizing the company to our strategic direction. We have taken bold actions to make Pearson a more efficient, focused company and through this we will accelerate our improved margin expectations to 2023 from 2025.

We have also retained a strong balance sheet and liquidity position that will enable us to continue to invest in our comprehensive growth strategy.

As a result of the strong performance in 2022, the Board recommends a final dividend of 14.9 pence per share. The final dividend will be paid on 5 May 2023 to shareholders on the register on 24 March 2023.

Environmental, social and governance

Pearson has a clear purpose adding life to a lifetime of learning that links naturally to our potential to make a significant positive impact on our society and our planet. Our products and services enable more engaging and stimulating learning experiences. They are accessible to more people, and with a smaller carbon footprint. We continue to make good progress against our ambitious climate targets, and we recognise the role that top talent plays in driving our long-term growth. This year, we also launched a people strategy focused on employee engagement as a driver of performance. We also ensure that we continue to operate as a responsible business and will always act in the best interests of our customers.

Our people make Pearson's success

Our people are fundamental to our success and strong performance. I would like to take this opportunity to thank everybody for their commitment. I appreciate their incredible work, operational discipline, and focus over 2022. We cannot underestimate how this difficult environment has affected our people, I'm very proud of them all. Taking care of our employees, and ensuring we keep our positive culture is vital. Their efforts have, and will, continue to underpin the company's performance as we take advantage of the significant growth opportunities ahead.

I also want to thank all our customers for their continued support. We will continue to provide them with engaging ways of learning that reflect today's world, as we look to deliver the needs of both employers and employees.



Strategy in action

Making a difference for global IT enterprises

IT enterprises continue to face significant challenges. As cloud adoption, AI advancements, and cyber security threats generate highly specialised jobs, the demand for tech skills is present throughout the global economy. At the same time, global talent needs abound, and consumer and inclusivity expectations continue to surge.

Pearson VUE, part of our Assessment & Qualifications business, helps the world's leading IT organisations address the persistent skills gap and shortage of qualified talent by providing the learning opportunities and credentials essential to keep pace with the ever-increasing advances in technology.

— AWS chose Pearson VUE as its exclusive assessment provider to certify AWS Cloud knowledge and skills. Now the tech giant can provide their global IT professionals with more convenient testing options and the best experience possible.

— With (ISC)², a leading provider of cyber security credentials, we deliver credentialing assessments that certify the professionals who work tirelessly to provide a safer, more secure cyber world for individuals and organisations around the globe.

— Through our partnership with Microsoft, we helped the Austin Lighthouse - Travis Association for the Blind make IT certification exams more accessible to people with disabilities, preparing and enabling them to join the tech workforce.

> Pearson has an opportunity to educate the world and be a good citizen, as a business that acts responsibly and sets the right tone.

Leading for the future

We have a strong performance culture at Pearson, with a high level of execution and operational excellence. We also have a wonderfully diverse Board in terms of both experience and backgrounds. Ensuring we continue to have a diverse set of views and perspectives at Board and leadership level is key to our success. We need different types of leadership and operational talent to execute against our strategy. We will keep monitoring this as Pearson continues to transform so we have the right skill sets for our future, as well as managing succession planning for any upcoming departures.

On the Board, we will miss Linda Lorimer, who steps down at Pearson's upcoming Annual General Meeting (AGM) after serving nearly ten years on the Board. Linda has been an amazing force throughout her tenure, most recently as Chair of our Reputation & Responsibility Committee.

At the executive level, we saw new leaders join the leadership team with Marykay Wells being elevated internally to Chief Information Officer. Marykay is working with the Board and leadership team to build a technology strategy that supports a coordinated, cross functional approach to data, content delivery, and product development. Sulaekha (Sue) Kolloru Barger also joined us to become our new Chief Strategy Officer. Since joining, Sue has been focused on driving strategic planning across the company and charting the course for future growth.

Engagement is fundamental

As a Board and leadership team, it is critical we engage frequently with all our stakeholders. We want to ensure that our strategy is clear, that the way we're operating is well understood, and to identify any gaps in our approach. This enables a constructive and positive relationship and helps us understand the views and perspectives of our stakeholders. It also ensures our team is focused on the right approaches, policies, and activities.

This year, we undertook a comprehensive review of Pearson's executive remuneration framework, with the proposed new Directors' remuneration policy detailed on page 112. The Remuneration Committee and the Board have spent significant time rigorously reviewing the policy and its implementation to ensure it remains fit for purpose. This review considered Pearson's renewed strategy, the recent strong performance of the business, and the views and expectations of our shareholders, their advisers, and other stakeholders. I believe the proposed policy is the best way to continue to drive a strong pay for performance culture. It also responds to the needs of the global talent market for digital innovators, whilst remaining mindful of the UK governance environment and the views of our shareholders.

Confident in our potential

In March, the company announced that the Board had received and rejected, in total, three unsolicited, preliminary, and highly conditional takeover approaches from investment firm Apollo. Under Sidney Taurel as Chair, the Board considered the right response for Pearson and our shareholders. While the Board deliberated the approaches with all due focus and attention, our confidence in the strategy that Andy and the leadership team are pursuing led us to unanimously vote against the approaches. We believe they all significantly undervalued the company and its future prospects. I would like to thank our shareholders for their support for the Board's position.

Outlook

We start 2023 in a challenging macro environment, but we have a clear focus on execution. I have every confidence in our ability to deliver as we continue to transform because:

1. The company is confident of its strategy.
2. We have a strong executive team that has been established to execute on that strategy, and
3. The company will be very disciplined in measuring how to achieve success and to deliver results for shareholders.

Pearson has an opportunity to educate the world and be a good citizen, as a business that acts responsibly and sets the right tone. We take our duties seriously and drive a level of execution that brings us closer to our promise of lifelong Learning: our 'North Star'. I believe we are well positioned to continue to grow profitably and to deliver long-term success, creating value for all our stakeholders.

Omid Kordestani

Chair

Chief Executive's review



> ## Another year of significant strategic, operational and financial progress.

Andy Bird, Chief Executive

Underlying sales growth in 2022

5%

Underlying adjusted operating profit growth in 2022

11%

> "Over the last year, a new Pearson has emerged -streamlined, interconnected, and more agile. This new Pearson is expanding our market opportunities, driving value for our stakeholders and making a positive impact on our world."

Dear shareholders,

I am pleased to report to you on another year of significant strategic, operational, and financial progress, one that has strengthened our foundations for a future of increasing sustainable growth.

Over the last year, a new Pearson has emerged - streamlined, interconnected, and more agile. This new Pearson is expanding our market opportunities, driving value for our stakeholders, and making a positive impact on our world.

Our 2022 financial results demonstrate the strong momentum we've been building. For a second consecutive year, our financial performance was ahead of our expectations, with underlying sales growing by 5% and underlying adjusted operating profits increasing by 11% to £456m. This reflects excellent progress across the Group, driven by our strategic initiatives.

Delivering on our strategy

Our strategy focuses on a lifetime of learning and building a company that is digital-first, puts the consumer at its heart, and delivers high quality learning products at scale. A major focus this year has been enhancing the interconnectivity between our divisions, making more parts of Pearson more relevant to each other while driving financial and operational benefits. Because of this, our business model is moving from standalone products and services to connected learning applications, centered around our trusted relationships with consumers.

At the start of 2022, I identified four clear priorities for Pearson:

— Deliver sales and profit growth

— Increase our focus on execution, quality, and trust

— Embed customer and consumer insights across the company

— Scale and grow Pearson+

We delivered on those priorities and much more, including significantly evolving our overall proposition and our go-to-market strategies. Critically, we remain on track to deliver approximately £120m of cost efficiencies in 2023, accelerating our improved margin expectations to 2023 from 2025. We reshaped our portfolio with the acquisitions of Credly and Mondly, and announced the intention to acquire Personnel Decisions Research Institutes (PDRI), to drive growth. In addition, we completed the sale of our international courseware local publishing businesses and initiated the strategic review of our Online Programme Management (OPM) business. We saw strong growth in Pearson+ paid subscribers, launched the new Pearson+ Channels feature, and integrated Mondly into the service. As we do all of this, we are growing our universe of consumer relationships. In 2022, our products and services impacted the lives of around 160 million global users.

A future focused on a lifetime of learning

While we continue to work with the full spectrum of learning institutions, the workplace is now the heart of many people's learning journey. Enterprise learning has long been foundational to our business but 2022 saw us scale that in new ways. Credly added about 70,000 new users each week, for the past 12 months, a strong signal of the need for individual upskilling. We now have more than 2000 enterprise learning clients. This part of our business is, and will continue to be, the subject of strategic investment. We have been hard at work developing our new Workforce Skills talent investment platform, a combination of Credly and Faethm capabilities that aims to help enterprises solve their talent planning, upskilling, and recruiting challenges. As it goes to market in 2023 and beyond, this new product has the potential to greatly accelerate the growth of our Workforce Skills division. In addition, we continue to expand our Pearson VUE offerings, and we are capitalising on the demand for English learning as a gateway to employment.



Beyond our workforce offerings, the progress of Pearson+ continues to point to an exciting future. In the calendar year 2022, our first full year in the market, Pearson+ had c.600,000 paid subscribers and 4.8 million registered users. We now have more than 1,800 e-textbook titles in Pearson+ and we have introduced 18 study Channels to provide students with supplemental video and learning content. In the Fall of 2022, students viewed nearly 2 million minutes of Channels video content and utilised 1 million practice problems-impressive engagement activity. Between new content, the integration of Mondly, and broadened distribution through college bookstores, we continue to expand our total addressable market and prove the product market fit of Pearson+. We still see Pearson+ as the springboard for our Higher Education business and our bigger ambitions across a lifetime of learning. In our broader Higher Education business, we're making excellent progress building the tools to return that division to top line growth. This effort centres on going to market more effectively and ensuring we have engaging products that faculty and students love to use.

As we've demonstrated throughout the year, the cross over between our businesses is accelerating, which is creating synergies and forming the foundations of our digital learning ecosystem. We are at a critical moment where we can combine our capabilities to benefit a vast number of people. We believe there is enormous power in an ecosystem that brings our products together, with a consumer profile at its heart. As we move into 2023 and beyond, you will see us push further into a business model that connects consumer led learning into one Pearson experience.

Looking forward with confidence

As we turn this concept into reality, we continue to work hard every day to deliver what consumers demand: vibrant, impactful, frictionless learning solutions that will help them progress in their lives. As we deepen relationships with our consumers, they can move with ease between our products as their learning needs evolve. That creates lifetime value for learners, for Pearson, and for all our stakeholders.

We are delivering on what we have promised to our stakeholders, and we will continue to do that. The level of activity around the business is unprecedented. But it is also focused and better executed, resulting in better delivery of our strategic goals. I'd like to take this opportunity to thank each and every Pearson employee for their unwavering dedication to our purpose and our strategy. Led by their drive, determination, and unparalleled expertise, we are in a strong position to capture the opportunities in front of us.

Andy Bird

Chief Executive

Our strategy

An integrated strategy

In 2022, our products and services reached more than 160 million users around the world.

Our strategy is to grow both by increasing our scale and customer reach. We are deepening our investment in opportunities across our divisions, and are expanding the interconnectedness between our divisions, to uncover and capitalise on further potential. We are confident that there are vast possibilities to expand our reach by linking our different learning capabilities into one experience as we move from standalone to connected learning applications.

We have a well-diversified global consumer base, coming from direct individual customers and institutional, enterprise and government relationships. Of our 160 million users, 15 million are registered with us. It is incumbent upon us to make every interaction with our consumers more meaningful by building relationships. We aim to provide all our audiences with the ability to move between our products as their learning needs evolve.

Our consumer base

Our global consumer base cuts across our portfolio of businesses addressing multiple ages and stages of learning.

- **Total users*:** Consumers who utilised a Pearson product or service within a stated period.
- **Paid registered users***: Monetised consumers where Pearson holds identifying information provided by the user (e.g. registered for the product / registered for an account).


160m
Total
15m
Paid
Registered

* Counts do not reflect unique users across the Pearson portfolio.

Our strategy is underpinned by an interconnected approach to product


2023
2024
2025+
mondly by Pearson
Integrate more Intermediate & Advanced Content / Institutional & Global Scale of English alignment / Pearson+ Integration / UI & UX Enhancements
Pearson | PTE
Pearson English Skills Certificate with Credly badging
PTE for Canada Migration
Pearson+
P+ Channels (more disciplines and skills)
Additional features / international markets / integration with broader Pearson portfolio
Pearson MyLab & Mastering
Product refresh (Freehand Grader, Adaptive Diagnostics, Next Gen Learning Experiences)
Cloud migration
CONNECTIONS ACADEMY by Pearson
Course Customization Capabilities for teachers
Pearson-built curriculum
Standards based reporting
Pearson Workforce Solutions
Launch talent investment platform and product suite. Integrate skills services for consumers
Expand skills services & talent network
Pearson | VUE
Vertical market expansion
Value chain expansion
Geographic expansion
Assessment & Qualifications
Virtual Learning
Higher Education
Learner Profile
English Language Learning
Workforce Skills



> We are driving successful change through targeted investment, acquisitions, and disposals.

Sulaekha (Sue) Kolloru Barger, Chief Strategy Officer

Strategic progress in 2022

Pearson has evolved from a matrixed holding company to the focused end-to-end learning company we are today, as we integrate our businesses and products to form a lifelong digital learning ecosystem. As we better understand our consumers, we are embedding our insights to unlock synergies, build relationships and provide more relevant and inspiring products.

We are reshaping our product portfolio to meet increasing demand from consumers. Their needs are evolving to place a higher importance on skills and continuous learning, and they are consequently turning to their employers for support in upskilling and reskilling to ensure their relevancy in a dynamic workplace. More employers are investing in talent and we are working with them to provide the training and upskilling for their employees to help them progress.

Our 2022 results are evidence that our strategy is delivering results for our consumers and shareholders alike. We made good progress in 2022 both strategically and operationally, which is reflected in our strong financial performance: underlying sales growth was up 5% and underlying adjusted operating profit up 11%. Our new operating model has enabled us to identify approximately £120m of efficiencies in 2022, which we will deliver in 2023 and beyond. In turn, this will help us deliver our improved mid-teens margin target in 2023 - two years earlier than expected.

Our strong progress in the face of macroeconomic headwinds demonstrates the benefits of our well-diversified business, coupled with the fundamental lifelong need to learn.

We are driving successful change by regularly reviewing and refining our portfolio through:

Significant organic investment, bringing new capabilities

- We have invested in new capabilities for Pearson+, including Channels functionality.
- Expanded the reach of our VUE remote proctoring solution to include an in-country China solution
- Workforce Skills launched Skills Accelerator, a suite of peer-supported, project-based learning courses that help people complete business-critical projects while developing future skills
- Developed our MondlyWORKS capabilities and go-to-market approach to grow our presence in the enterprise language learning market.
- Virtual Learning began building an enhanced career readiness solution for K-12 students expected to launch later in 2023

Acquisitions to bolster our capabilities and enter new markets

- Recent acquisitions include Credly (Workforce Skills), Mondly (English Language Learning), Navvy (Assessment & Qualifications), and ClutchPrep (Higher Education), and we have signed an agreement to acquire PDRI (Assessment & Qualifications).

Strategic disposals to refine our portfolio

- We completed the strategic review of our international courseware local publishing business, resulting in successful exits of our Europe, French Canadian, South Africa and Hong Kong local K12 publishing businesses.

Interconnectivity is at the core

Our strategy is increasingly connecting our businesses around lifelong learning opportunities.

- - - Product & technology synergy
······ Go-to-market synergy
—— Content synergy


Assessment & Qualifications
AI scoring; PTE delivery
Connections Academy + US Student Assessment
GED & BTEC delivery; Credly badging
MindHub & CertPrep content sharing
English Language Learning
Mondly via P+
Virtual Learning
Enterprise joint GTM
Credly badging; Career Readiness
Credly badging; Global Scale of English + Faethm integration
Career readiness
Consumer pipeline
Workforce Skills
Higher Education
Work-ready content exploration

Strategy in action

Enterprise / Workforce Skills

Our opportunity

Our ambition is to enable a world where people and organisations can achieve their full potential in the new skills economy. We believe that is no longer just about what you've done, but what you can do. Our objective is to provide solutions that help employees thrive and empower employers to maximise the value of their most important asset: their people.

The £200bn global Workforce Skills market is comprised of several different sub-markets including employee learning and development, talent management, and pre-hire recruitment services. This market is in the midst of widespread disruption, driven by seismic change in the workplace. The World Economic Forum estimates that over 1 billion people will need reskilling by 2030.

Organisations are struggling to navigate this change because they lack a comprehensive understanding of the skills their employees have, or the skills they need, to achieve their commercial goals. And without this understanding, their investments into current learning and development services are not delivering the results that they should be.

Progress so far

We have built integrated product and engineering teams, re-engineered our product portfolio and tech stack, developed a new product roadmap, launched new products, created a single global sales team and built a state-of-the-art global marketing and sales tech stack.

We have reshaped our Workforce Skills portfolio to serve an expanding remit, building on Pearson's existing strong foundation with Enterprise consumers (c.16% of Group sales). To focus on the needs of our different customer segments, we have organised our Workforce Skills division into two parts: Vocational Qualifications and Workforce Solutions.

Vocational Qualifications offers high quality vocational qualifications that allow learners to build the knowledge, skills and behaviours they need for career success. Whether it's a Higher National Diploma in Computing, a BTEC in Health and Social Care, or training as part of the TQ Construction Academy, these provide the skills and qualifications that our economy needs now and in the future.

Workforce Solutions is our enterprise and consumer-focused business. It brings together our two recent acquisitions – Credly and Faethm – with our existing portfolio of products and capabilities in GED, Talentlens and Accelerated Pathways. We have moved quickly this year to restructure and integrate these businesses into a single global entity. Workforce Solutions' portfolio of services has been specifically designed to meet the needs of enterprises and institutional customers, but with a core focus on the needs of the individual consumers upon which the success of any organisation depends.

Throughout 2022, we continued to grow our revenue, including our SaaS subscriptions, expanding our customer base by 133%, and accelerating our reach by adding 4.7m new users to our Credly platform.

We firmly fit into Pearson's wider strategy, with products that can interconnect with others across the Pearson ecosystem, supporting and accelerating Pearson's lifelong learning ambition.

For example, we have a library of certified preparation content and courses for IT professionals in Professional Learning and Development which is relevant for learners in the workplace. English is the globally recognised language of business, so we have added English to Faethm's skills framework, as well as offering Credly badges for Pearson's range of English assessment products.

This allows consumers to prove their language proficiency to employers. The connection between students and work is an obvious collaboration point with Pearson+ and there are fantastic opportunities to connect our services with Pearson VUE, to maximise the value that Pearson can bring to our enterprise customers and consumers.



> "The growing skills gap is putting enormous pressure on the labour market, making verified credentials more essential than ever."

Mike Howells, President, Workforce Skills

Spotlight on Credly

— Credly is an end-to-end solution for organisations to issue and manage digital credentials
— It adds an established, well-known credentialing service to our workforce analytics, learning & assessment capabilities
— It has a network of 3,000 certification and badge issuers
— It generates 70,000 new users every week
— It has issued more than 50 million credentials

English Language Learning

Our opportunity

We operate in a c.£6 billion addressable market, which integrates three key market segments:

1. Institutional English Language Learning: an addressable market of approximately £3 billion. We offer digital and blended courseware solutions to academic institutions, private language schools and enterprises across the globe.
2. Online self-study language learning, an addressable market of c.£2 billion with double-digit growth, which we have entered through our acquisition of Mondly.
3. High Stakes Assessments: an addressable market of c.£900 million. Our flagship product PTE is a verified, secure certification of English proficiency for international migrants and students.

A substantial element of our Institutional business is in K-12, which is generally government funded and backed, making it stable in a variety of macro-economic environments. For PTE, we believe that there will be a strong desire for people to invest in their education and to study in our key destination markets. We aim to acquire more new and existing language learners, and capture more of their lifetime spend on language learning, through cross-selling English Language Learning solutions. We are dedicated to growing the business through improving customer experience, which has already been successful in 2022, with a 24% increase in underlying revenue and 33% increase in underlying profit, and with the potential to gain further share over the next few years.

a. Our institutional business plays an important strategic role. It provides the potential to form relationships with millions of institutional learners as well as corporate learners, and it lends invaluable reputation and credibility in the language space to our entire product portfolio It is also a large lead-generator for our suite of assessment products and Mondly, both of which are complementary products that enhance the student experience.

b. Mondly gives us more opportunities to reach more committed learners: a foothold in the fast-growing direct to consumer online language learning market, and the MondlyWORKS platform for enterprise language learning.

c. PTE and Mondly give us more direct relationships with consumers, which is strategically important to the division and our ability to cross-sell within Pearson.

Progress so far

In 2022, we developed the Pearson English Skills Certificate, a new mid-stakes English exam which will complement the PTE to capture more of the English assessments market, and which will launch in 2023. We prioritised aligning Pearson products to the Global Scale of English (GSE), our proprietary scale that allows more granular understanding of English ability, furthermore, working to align Workforce Skills' Faethm product, laying the ground for future collaboration. Finally, in addition to finding ways to use our institutional content to bolster Mondly material, particularly in the intermediate and advanced levels, we integrated Mondly with Pearson+, welcoming over 10,000 new users through this route.



> "Mondly gives us an exciting foothold in direct to consumer English learning and expands our reach and scale in the language learning market."

Giovanni Giovannelli, President, English Language Learning

Spotlight on Mondly

— Global language learning app
— 100m+ downloads
— 446k paid subscriptions
— Highly-rated app both on mobile and VR
— 41 languages offered, with more than 1,300 possible language pairs (learners can learn a target language from any other language)

Pearson+

Our opportunity

We are a leader in the Higher Education courseware market, with millions of students enrolled in courses using Pearson eTextbooks. We want to leverage this market dynamic in two phases:

1. Shift eTextbook consumption for students directly to Pearson+, and improve monetisation
2. Engage and retain students with relevant and valuable services beyond eTextbooks, and maximise consumer lifetime value

Pearson+ is currently monetised through paid access to eTextbooks by students where faculty adopt Pearson content in their courses. Our existing Higher Education business provides a large, efficient customer acquisition funnel for Pearson+. Additional content beyond eTextbooks, such as Pearson+ Channels, will encourage further use of the application. Over time, Pearson+ users can be further monetised through cross-selling other relevant Pearson products and services.

Progress so far

In 2022, we started to scale users and expand product features. During the fall back-to-school period, we launched Pearson+ Channels to engage students with supplemental study content. This feature offers short-form videos and practice to help students understand complex concepts and prepare for exams in the toughest college courses, whether they are using a Pearson eTextbook or not. We now offer nearly 20 channels, with thousands of learning videos and practice problems to help students succeed in their courses.



> "Adding curated video and tutorials to Pearson+ delivers on our promise to bring vibrant learning experiences to even more people."

Tim Bozik, Chief Product Officer

Creating value

Our foundations

Committed people and partners

From our brilliant and dedicated employees to our fantastic authors, we are the home for the best talent. We have a broad range of partners across our business who we expect to share our Pearson values. Our relationships with governments, customers, non-governmental organisations (NGOs) and other global organisations help us to increase our impact on consumers around the world.

R&D and product innovation

Our product team, with expertise in learning science, has a focus on learning outcomes. Through ongoing innovation and Research and Development (R&D) we are committed to creating learning products which offer a great user experience and that demonstrate measurable learning progress.

Financial assets

Our shareholders entrust us with their capital in order to invest on their behalf for the long term.

Our physical footprint

Our products and services are available in most countries and territories around the world and are focusing on simplifying our property portfolio to enable digital and flexible ways of working.

Data and insight

As we move to a direct to consumer business we are able to know our customers better – and serve them more effectively – through the effective and responsible use of data. We are also building out our capabilities in data analytics and AI through acquisitions including Faethm, which enable us to use data insights to help identify skills gaps and provide compelling solutions to workforce challenges.

An integrated business to support customers through their learning journey



Virtual Learning
Assessment & Qualifications
Higher Education
Learner profile
English Language Learning
Workforce Skills
English Language Learning (Institutional Courseware): Use Disney Kids Readers to start to learn English
Higher Education (Courseware / Pearson+): Learn college level materials through Pearson+ alongside MyLab and Mastering homework platform
English Language Learning (Mondly): learn a new language to study abroad
English Language Learning (Pearson Test of English): apply for immigration using the Pearson Test of English to prove English proficiency
Workforce Skills (Faethm): through employer, create learning and career goals, identify skill gaps and develop a learning plan
Workforce Skills (Credly): leveraging new IT badge to secure new job through Credly TalentMatch
Virtual Learning (Virtual Schools): attend virtual K-12 school
Workforce Skills (GED): Pass GED to gain high school equivalency diploma
Workforce Skills (TalentLens): take psychometric test for job application
Assessment & Qualifications (VUE): enroll in IT training course and passes AWS certification test
Credly
Earn Credly badges for completed credentials

See overleaf for examples of how our businesses support customers through their learner journeys

How we create long-term stakeholder value

Consumers

We provide superior learning products and services to meet the needs of consumers all over the world.

Employees

We intend to maximise the value of Pearson's own human capital by giving our people opportunities to learn and verify new skills aimed toward professional growth and success.

Employers

Our aim is to partner with more employers to create shared value and to ensure more people succeed in the future world of work.

Educators

We work with teachers, instructors, faculty and institutions across all stages of education to improve outcomes, grow and succeed together.

Governments

We partner with governments at a local, federal and national level to create learning solutions for people around the world.

Shareholders

We aim to provide long-term shareholder value creation.

Business partners

Our long-term business partnerships are built on shared values, deep relationships and mutual trust.

Communities

Education plays a crucial role in society and Pearson is a driving force behind the evolving education market as we look to meet the changing need of today's learners, not just in this moment but for the foreseeable future.

Strong market fundamentals

We are well placed to benefit from structural tailwinds in the global learning market including three big market opportunities:

1. **Online and digital tools for schools and education**
2. **Solutions to evaluate and address workforce skills gaps**
3. **Academic and professional skills accreditation and certification**

Direct-to-Consumer

Increasing Direct to Consumer products and services is an important initiative that spans all our divisions. For example, we are growing Pearson+, our digital learning service in Higher Education, alongside our acquisition of Direct to Consumer language learning platform Mondly. Both of these services will be an important customer acquisition tool underpinning our Direct-to-Consumer offerings across the Group.

Our Direct-to-Consumer strategy also means that our business model needs to evolve. We now go directly to consumers as well as through our existing models whereby we reach the consumer via an educational institution, employer or other partner.









Partners and support functions

Technology is enabling consumers to learn virtually and learning materials to be delivered digitally. This means we can reach a larger market at a lower cost and be at the forefront of the evolving learning marketplace. This gives us the ability to reach our ambition to be a digital media learning company that will occupy a place at the heart of the global learning ecosystem

Sustainability

We have a roadmap to become net carbon zero and we continue to enhance our reporting structures according to TCFD, SASB and GRI principles (see pages 30-42 and pages 221-226). Our unique business model will enable us to reach our purpose at Pearson which is to add life to a lifetime of learning for people around the globe. Learning is one of the greatest drivers of human progress, so as we fulfil our purpose, we help transform lives, livelihoods, and societies.

Measuring progress

We measure our progress against five non-financial KPIs:

- **Digital Growth**
- **Consumer Engagement**
- **Product Effectiveness**
- **Culture of Engagement and Inclusion**
- **Sustainability**

Read more on pages 18-19

Key performance indicators

Monitoring progress

Non-financial measures



Digital Growth

Objective: Drive digital revenue growth

Digital sales*

Underlying Growth in group digital and digital-enabled sales (R)

+9%

(2021: +9%)

	Digital	Digital-enabled	Total digital	Non-digital
'22	Digital: 44%	Digital-enabled: 35%	Total digital: 79%	Non-digital: 21%
'21	Digital: 43%	Digital-enabled: 31%	Total digital: 74%	Non-digital: 26%
'20	Digital: 45%	Digital-enabled: 28%	Total digital: 73%	Non-digital: 27%
'19	Digital: 36%	Digital-enabled: 30%	Total digital: 66%	Non-digital: 34%
'18	Digital: 34%	Digital-enabled: 28%	Total digital: 62%	Non-digital: 38%

Virtual Schools US enrolments	OPM student enrolments	OnVUE volumes	PTE volume	Higher Education US digital registrations
106k	270k	3.0m	827k	9.9m
(2021: 111k)	(2021: 275k)	(2021: 3.0m)	(2021: 436k)	(2021: 11.1m[a])

Consumer Engagement

Objective: Create engaging and personalised consumer experiences

NPS for Connections Academy	NPS for PTE	Mondly paid subscriptions	Workforce Skills registered users[c]	Pearson+ registered users[b]
+67	+52	446K	4.7m	2.83m
(2021: +62)	(2021: +56)	(2021: n/a)	(2021: n/a)	(2021: 2.75m)

Product Effectiveness

Objective: Improve the effectiveness of our products to deliver better outcomes

PTE speed of score return	VUE Test volumes[d]	VUE partner retention[e]	Workforce Skills number of enterprise customers[f]	Workforce Skills enterprise customer net retention rate	Higher Education Product usage - text units
1.3 days	19.4m	99.9%	1,503	74%	4.8m
(2021: 1.2 days)	(2021: 16.8m)	(2021: 99%)	(2021 : 645)	(2021: n/a)	(2021: 5.4m)

Culture of Engagement and Inclusion

Objective: Build an inclusive culture and increase diverse representation

Employee Engagement

Pearson uses the Gallup Q[12]® survey to measure engagement, annually

3.96

grand mean on a 5 point Likert scale

(2021: n/a)

Investing in diverse talent

The % of responses who agree or strongly agree to Gallup Q[12]® survey questions

In the last six months, someone at work has talked to me about my progress

67%

(2021: n/a)

This last year, I have had opportunities at work to learn and grow

72%

(2021: n/a)

Culture of inclusion index

The grand mean of 3 Gallup Q[12]® survey questions

— At work, I am treated with respect
— My company is committed to building the strengths of each employee
— If I raised a concern about ethics and integrity, I am confident my employer would do what is right

4.12

grand mean on a 5 point Likert scale

(2021: n/a)

Increasing diverse talent

% of people in leadership development and mentoring programmes who are diverse. (R)

75%

(2021: n/a)

% of people in succession plans for leadership who are diverse (R)

Women	People of Colour/BAME
52%	26%
(2021: 72%)	(2021: 24%)

Sustainability Strategy (R)

Objective: Achieve net zero carbon by 2030

Progress against achieving net zero carbon by 2030, as measured through percentage carbon reduction

Reduction in total tCO_2 in 2022	Reduction in total tCO_2 in 2021
33%	31%
vs 2018[g]	vs 2018[g]

a. 2021 US digital registrations restated from 11.4m to 11.1m due to recategorising 0.3m of registrations from US to International.
b. Pearson+ registered users represents the number of unique user accounts added over an academic year.
c. Workforce Skills registered users represents the number of net new user accounts on a trailing 12-month basis and includes net new user accounts from Credly pre-acquisition.
d. VUE test volumes include GED tests.
e. VUE Partner retention is based on revenue mix.
f. Workforce Skills number of enterprise customers represent the number of customers at period end.
g. Net zero carbon figures have been restated in 2021 to reflect acquisitions, disposals and data improvements. The net zero carbon figures have been assured by an independent third-party, Corporate Citizenship.
* Historical figures restated to exclude Wall Street English and US K-12 Courseware (sold in 2018, and 2019 respectively).

Please find further details on our Strategic KPIs here **https://plc.pearson.com**

(R) See how this aligns strategy to management reward: pages 98 & 99

Financial measures

Sales[b] (R)

£3,841m



'22	'21	'20	'19	'18
£3,841m	£3,428m	£3,397m	£3,869m	£4,129m

This is our revenue as reported in our income statement.

Adjusted operating profit[a] (R)

£456m



'22	'21	'20	'19	'18
£456m	£385m	£313m	£581m	£546m

A non-GAAP financial measure that enables management to consistently track the underlying operational performance of the Group.

Net debt[a]

£557m



'22	'21	'20	'19	'18
£557m	£350m	£463m	£1,016m	£143m

This is a non-GAAP financial measure and is used by management to assess the Group's cash position.

Adjusted earnings per share[a] (R)

51.8p



'22	'21	'20	'19	'18
51.8p	34.9p	28.7p	57.8p	70.3p

A non-GAAP financial measure used to evaluate performance.

Operating profit[b]

£271m



'22	'21	'20	'19	'18
£271m	£183m	£411m	£275m	£553m

This is our operating profit as reported in our income statement.

Basic earnings per share[b]

32.8p



'22	'21	'20	'19	'18
32.8p	23.5p[d]	43.7p[d]	34.0p	75.6p

A measure of the amount of profit that can be allocated to one share of our common stock.

Operating cash flow and cash conversion[a] (R)

£401m (88%)



'22	'21	'20	'19	'18
£401m (88%)	£388m (101%)	£315m (101%)	£418m (72%)	£513m (94%)

Operating cash flow is an adjusted measure and is presented in order to align the cash flows with corresponding adjusted operating profit measures.

Net cash generated from operations[b]

£527m



'22	'21	'20	'19	'18
£527m	£570m	£450m	£480m	£547m

This is our net cash generated from operations as reported in our cash flow statement.

Dividend per share

21.5p



'22	'21	'20	'19	'18
21.5p	20.5p	19.5p	19.5p	18.5p

This is the proposed full year dividend. Our dividend policy is to be progressive and sustainable.

Total shareholder returns[c] (R)

57.16%



1 year	3 year	5 year
57.16%	60.73%	45.52%

This is a measure of financial performance of shares over time.

Return on Capital[a] (R)

8.7%



'22	'21	'20
8.7%	7.9%	6.6%

A non-GAAP measure of how efficiently we are generating returns from our asset base.

a. See page 215 for an explanation of these alternative performance measures.
b. Statutory measure.
c. Source: Bloomberg.
d. Comparative amounts have been restated, see note 1 of the financial statements for further details.

Note: See page 215 for full reconciliation of the alternative performance measures to the equivalent statutory measure.

(R) See how this aligns strategy to management reward: pages 98 & 99

For more information on our KPI measures, including why and how we measure them, please refer to the glossary on our website.

Financial review

> ❝ We saw continuing momentum in 2022, with 5% underlying sales growth and adjusted operating profit of £456 million.

Sally Johnson, Chief Financial Officer



Financial summary

Business performance

£ millions	2022	2021	Headline growth	CER growth	Underlying growth
Sales	3,841	3,428	12%	3%	5%
Adjusted operating profit	456	385	18%	6%	11%
Operating cash flow	401	388			
Adjusted earnings per share	51.8p	34.9p			
Net debt	(557)	(350)			

Statutory results

£ millions	2022	2021	Headline growth
Sales	3,841	3,428	12%
Operating profit	271	183	
Profit for the year	244	178*	
Cash generated from operations	527	570	
Basic earnings per share	32.8p	23.5p*	
Dividend per share	21.5p	20.5p	

Throughout this section: a) Growth rates are on an underlying basis unless otherwise stated. Underlying growth rates exclude currency movements and portfolio changes; b) The 'business performance' measures are non-GAAP measures, and reconciliations to the equivalent statutory heading under IFRS are included in the financial key performance indicators section on pages 215–219; c) Constant exchange rates are calculated by assuming the average FX in the prior year prevailed through the current year.

* Comparative amounts have been restated, see note 1b to the financial statements for further details.

Financial expectations

Segment	2022 revenue (£m)	Margins 2022*	2023 expectations Revenue	2023 expectations Margins*	Underlying revenue 3-year CAGR 2022 to 2025	Margins 2025*
Assessment & Qualifications	1,444	18%	Low to mid-single digit	Increase	Low to mid-single digit	Increase
Virtual Learning	820	9%				
Virtual Schools	519		Mid-single digit decline	Increase	Low-single digit	Increase
OPM	301		– – – – – – – – – – Under strategic review – – – – – – – – – –			
Higher Education	898	10%	Low-single digit decline	Increase	Low to mid-single digit	Increase
English Language Learning	321	8%	High-single digit	Increase	High-single digit	Increase
Workforce Skills	204	(1)%	Double-digits	Improve	Greater than 20%	Increase
Strategic review	154	10%				
Group	3,841	12%	Excluding OPM and Strategic review: Low to mid-single digit	Mid-teens	Mid-single digit	Upper end of mid-teens

* Adjusted operating profit margins.

Operating results

Sales increased on a headline basis by £413m or 12% from £3,428m in 2021 to £3,841m in 2022 and adjusted operating profit increased by £71m or 18% from £385m in 2021 to £456m in 2022 (for a reconciliation of this measure see note 2 to the consolidated financial statements).

The headline basis simply compares the reported results for 2022 with those for 2021. We also present sales and profits on an underlying basis which exclude the effects of exchange, the effect of portfolio changes arising from acquisitions and disposals and the impact of adopting new accounting standards that are not retrospectively applied. Our portfolio change is calculated by excluding sales and profits made by businesses disposed in either 2021 or 2022 and by ensuring the contribution from acquisitions is comparable year on year. Portfolio changes mainly relate to the disposals of our international courseware local publishing businesses in Europe, French-speaking Canada, South Africa and Hong Kong in 2022, the sale of the Sistemas business in Brazil in 2021 and the acquisitions of Credly and Mondly in 2022 and of Faethm in 2021.

All figures in £ millions	2022	2021
Operating profit	271	183
Add back: Cost of major restructuring	150	214
Add back: Intangible charges	56	51
Add back: UK pension discretionary increases	3	–
Add back: Other net gains and losses	(24)	(63)
Adjusted operating profit	456	385

On an underlying basis, sales increased by 5% in 2022 compared to 2021 and adjusted operating profit increased by 11%. Currency movements increased sales by £296m and increased adjusted operating profit by £46m. Portfolio changes decreased sales by £37m and decreased adjusted operating profit by £13m. There were no new accounting standards adopted in 2022 that impacted sales or operating profits.

Adjusted operating profit includes the results from discontinued operations when relevant but excludes charges for intangible amortisation and impairment, acquisition related costs, gains and losses arising from disposals, the cost of major restructuring and one off-costs related to the UK pension scheme. A summary of these adjustments is included below and in more detail in note 2 to the consolidated financial statements.

In August 2022, the Group announced a major restructuring programme to run in 2022. The programme includes efficiencies in product and content, support costs, technology and corporate property.

The restructuring costs in 2022 of £150m mainly relate to staff redundancies and impairment of right-of-use property assets. In 2021, restructuring costs of £214m mainly related to the impairment of right-of-use property assets, the write-down of product development assets and staff redundancies. The 2022 charge includes the impact of updated assumptions related to the recoverability of right-of-use assets made in 2021.

Intangible amortisation charges in 2022 were £56m compared to a charge of £51m in 2021. This is due to increased amortisation from recent acquisitions partially offset by a reduction in amortisation from intangible assets at the end of their useful life and recent disposals.

UK pension discretionary increases in 2022 relate to one-off pension increases awarded to certain cohorts of pensioners in response to the cost of living crisis.

2023 outlook

We are confident of further group underlying sales growth of low to mid-single digit, excluding OPM and the strategic review businesses, with adjusted operating profit and tax in line with current market expectations[1]. Our interest charge is expected to be c.£35m.

— Assessment & Qualifications revenue growth of low to mid-single digit with increased margins.

— In Virtual Learning, Virtual Schools revenue to decline by mid-single digit impacted by the COVID-19 cohort unwind in the 2022/23 academic year, as well as the loss of a major school. We expect margins to increase. We remain confident in the long-term performance of this division and will launch Career Academies aimed at supporting teenagers who wish to gain career education and experience. Four Career Academies will operate in the 2023-24 school year in four states and enrolment is underway. OPM continues to be under strategic review.

— Higher Education revenue to decline, by low-single digit, with increased margins.

— English Language Learning revenue growth of high-single digit with increased margins.

— Double-digits revenue growth in Workforce Skills, underpinned by our talent investment platform, with improved margins.

2025 ambition

We continue to expect the Group to achieve mid-single digit underlying revenue 3-year CAGR from 2022 to 2025 and for margins to be mid-teens in the near term, as we invest to drive growth, improving by 2025.

1. 2023 consensus on the Pearson website as at 28ᵗʰ November 2022; median adjusted operating profit of £585m at £:$ 1.14, tax rate 24%.

Financial review *continued*

Other net gains and losses in 2022 relate to the gains on the disposal of our international courseware local publishing businesses in Europe, French-speaking Canada and Hong Kong and a gain arising on a decrease in the deferred consideration payable on prior year acquisitions, offset by a loss on disposal of our international courseware local publishing businesses in South Africa due to recycled currency translation adjustments and costs related to disposals and acquisitions. Other net gains and losses in 2021 largely related to the disposal of PIHE and the disposal of the K12 Sistemas business in Brazil offset by costs related to the acquisition of Faethm and the wind down of certain strategic review businesses.

The reported operating profit of £271m in 2022 compares to a profit of £183m in 2021. The increase in 2022 was driven by operating leverage on revenue growth, property cost savings and a lower restructuring charge, partially offset by inflation and a reduction in other net gains and losses from business acquisitions and disposals.

Divisional results

£ millions	2022	2021	Headline growth	CER Growth	Underlying growth
Sales					
Assessment & Qualifications	1,444	1,238±	17%	8%	8%
Virtual Learning	820	713	15%	4%	4%
Higher Education	898	849	6%	(4)%	(4)%
English Language Learning	321	238	35%	28%	24%
Workforce Skills	204	172	19%	16%	7%
Strategic review	154	218±	(29)%	(30)%	(16)%
Total	3,841	3,428	12%	3%	5%
Adjusted operating profit					
Assessment & Qualifications	258	219±	18%	6%	6%
Virtual Learning	70	32	119%	88%	88%
Higher Education	91	73	25%	12%	12%
English Language Learning	25	15	67%	47%	33%
Workforce Skills	(3)	27	(111)%	(104)%	(67)%
Strategic review	15	19±	(21)%	(26)%	0%
Total adjusted operating profit	456	385	18%	6%	11%

± Comparative amounts have been restated to reflect the move between operating segments.

Assessment & Qualifications

In Assessment & Qualifications, sales increased 8% on an underlying basis and 17% on a headline basis. Adjusted operating profit increased 6% in underlying terms due to operating leverage on revenue growth partially offset by inflation and 18% in headline terms due to this and currency movements.

Pearson VUE sales were flat in underlying terms with test volumes increasing 16% to 19.4m with particularly strong growth in the IT and healthcare segments, offset by the known headwind resulting from the DVSA contract change, as previously announced in 2021. Within VUE test volumes, we still capture the volume for all three DVSA regions, given we provide the central platform for test delivery. We retained all our major contracts that were up for renewal and increased our contract renewal rate to 99.9% across the business.

In US Student Assessment, sales increased 17% in underlying terms due to a combination of the commencement of new contracts, which were won in 2020 and 2021, a return of volumes with full state testing commencing post COVID-19, and the addition of new services to existing contracts.

In Clinical Assessment, sales increased 7% in underlying terms due to good government funding and continued focus on health and wellbeing.

In UK and International Qualifications, sales increased 16% in underlying terms as exams resumed following COVID-19.

Virtual Learning

In Virtual Learning, sales increased 4% on an underlying basis and 15% on a headline basis. Adjusted operating profit grew 88% in underlying terms due to operating leverage on revenue growth and efficiency improvements in Virtual Schools and OPM, more than offsetting the investment in our Virtual Schools' platform and teaching costs, and increased 119% in headline terms due to this and currency movements.

Virtual Schools sales were up 4%, driven by firm retention rates in the 2021/22 academic year and favourable revenue mix, partially offset by a 5% decline in enrolments for the 2022/23 academic year and lower district partnership renewals. We opened new full-time online partner schools in Colorado, Missouri and Virginia which partially offset the planned exits of partner schools in Washington, Colorado, Missouri and one of two schools in Tennessee. As at December 2022, this brings the 2022/2023 total number of partner schools to 46 in 31 states.

In OPM, sales were up 4% driven by enrolment growth in our UK and Australia programs, which were offset by an enrolment decline in our North America programs.

Higher Education

In Higher Education, sales declined 4% for the full year on an underlying basis and increased 6% on a headline basis due to currency movements. Adjusted operating profit increased 12% in underlying terms driven primarily by cost savings, partially offset by trading performance, and increased 25% in headline terms due to this and currency movements.

In the US, we saw a decline in enrolments and a loss of adoptions to non-mainstream publishers, including open educational resources, partially offset by improved pricing. There was continued momentum in Inclusive Access with 9% sales growth to not-for-profit institutions and the total number of institutions increasing to 1,040. Pearson+ performed well in the Fall semester with 2.83m registered users and 406k paid subscriptions, representing a threefold increase compared to the prior year Fall semester.

English Language Learning

In English Language Learning, sales were up 24% on an underlying basis and 35% on a headline basis. Adjusted operating profit increased by 33% in underlying terms due to increased revenue partially offset by increased investment and increased 67% in headline terms due to this and currency movements.

PTE volumes were up 90% driven by border re-openings, as well as market share gain in India. Within Institutional, there was strong growth in Latin America and the Middle East, offset by the impact of government reforms in China.

Workforce Skills

In Workforce Skills, sales were up 7% on an underlying and 19% on a headline basis. Adjusted operating profit declined by 67% in underlying terms due to investment in the business across Faethm, Credly and our talent investment platform and decreased 111% in headline terms due to this, currency movements and portfolio changes.

Revenue growth was driven by growth in BTEC and Apprenticeships, GED and TalentLens. The Vocational Qualifications business (previously known as the Performance business) grew by 5% in underlying terms. The Workforce Solutions business (previously known as the Transformation business) grew by 12% in underlying terms. Pearson has 1,503 enterprise clients in its Workforce Skills portfolio, up 133% on last year, with the acquisition of Credly underpinning this growth.

Strategic review

Sales in our international courseware local publishing businesses under strategic review declined 16% on an underlying basis and were down 29% on a headline basis for the full year. Following the announcement of the sale of our international courseware local publishing businesses in Europe, French speaking Canada, Hong Kong and South Africa, these financials are no longer included in our underlying performance measures.

Net finance costs

Net interest payable reflected in adjusted earnings in 2022 was £1m, compared to £57m in 2021. The difference is primarily due to the release of £35m of interest recorded in respect of provisions for uncertain tax positions where the related interest was recognised in this line in the income statement. In addition, interest charges have reduced due to the reduction in gross bond debt and increased interest income on cash balances given interest rate rises.

Net finance income relating to retirement benefits has been excluded from our adjusted earnings as we believe the income statement presentation does not reflect the economic substance of the underlying assets and liabilities. Also included in the net finance costs (but not in our adjusted measure) are interest costs relating to acquisition or disposal transactions, fair value movements on investments classified as fair value through profit and loss, foreign exchange and other gains and losses on derivatives. Interest relating to acquisition or disposal transactions is excluded from adjusted earnings as it is considered part of the acquisition cost or disposal proceeds rather than being reflective of the underlying financing costs of the Group. Foreign exchange, fair value movements and other gains and losses are excluded from adjusted earnings as they represent short-term fluctuations in market value and are subject to significant volatility. Other gains and losses may not be realised in due course as it is normally the intention to hold the related instruments to maturity (for more information see notes 6 and 8 to the consolidated financial statements). Interest on certain tax provisions is excluded from our adjusted measure in order to mirror the treatment of the underlying tax item.

In 2022, the total of these items excluded from adjusted earnings was income of £53m compared to income of £51m in 2021. Net finance income in respect of retirement benefits increased from £4m in 2021 to £9m in 2022 reflecting the comparative funding position of the plans at the beginning of each year and higher prevailing discount rates. Interest costs in respect of deferred and contingent consideration are £5m in 2022 due to recent acquisitions. In 2022, there were no finance charges relating to the revaluation of the K12 disposal proceeds compared to income of £6m in 2021 as the outstanding amount has been fully repaid. Fair value gains on investments in unlisted securities are £28m in 2022 compared to £20m in 2021. In addition, there were similar gains year on year on long-term interest rate hedges and an interest charge on tax provisions of £5m has been recognised in 2022 in relation to the State Aid matter.

£ millions	2022	2021
Net interest payable	(1)	(57)
Finance income in respect of retirement benefits	9	4
Fair value remeasurement of investments held at FVTPL	28	20*
Other net finance costs	16	27
Net finance costs	**52**	(6)*

* Comparative amounts have been restated, see note 1b to the financial statements for further details.

Taxation

The reported tax charge on a statutory basis in 2022 was a charge of £79m (24.5%) compared to a credit of £1m* (0.6%) in 2021. The tax charge for the period has been impacted principally by two items:

- The release of tax risk provisions totalling £72m following the expiry of the statute of limitations for certain periods in the US. This release impacts both statutory and adjusted earnings with a £37m credit to adjusted earnings and the remainder only impacting statutory results.
- As previously disclosed, the European Commission determined that the United Kingdom controlled foreign company group financing partial exemption partially constituted State Aid. This decision was appealed by the UK Government and other parties. On 8 June 2022, the EU General Court dismissed the appeal. Following the EU General Court's negative decision, the UK Government and other parties have submitted appeals to the European the Court of Justice. At 31 December 2021, the potential risk associated with this issue was disclosed as a contingent liability, however, following the dismissal of the first appeal the prospects of successfully challenging the European Commission's decision are now considered to be such that a provision is required.
- On that basis a tax provision of £63m plus £5m of associated interest has been recorded. The provision represents an estimate of the expected value which has been calculated by considering a range of possible outcomes and applying a probability to each, resulting in a weighted average outcome. The possible outcomes considered range from no liability through to the full exposure (£105m excluding interest). Due to the large and unusual nature of the provision and the specific one-off nature of the issue, the provision is excluded from adjusted earnings. There is no cash impact in 2022 as a payment on account was made during 2021. The provision of £63m has been offset on the balance sheet against the payments previously made. As the provision is less than the payments made there is a remaining non-current tax receivable of £41m disclosed on the balance sheet.

The tax on adjusted earnings in 2022 was a charge of £71m (2021: £64m), corresponding to an effective tax rate on adjusted profit before tax of 15.6% (2021: 19.5%). The decrease in the effective rate is primarily due to the release of tax risk provisions following the expiry of the statute of limitations in the US. For a reconciliation of the adjusted measure see note 7 to the consolidated financial statements.

In 2022, there was a net tax payment of £109m (2021: £177m). The overall amount decreased primarily due to the 2021 payment of £97m related to the ongoing EU Commission investigation which is non-recurring. Excluding this payment, tax payments increased primarily due to increased operating profits and legislative changes in the US.

A net deferred tax asset of £20m is recognised in 2022 compared to a net £17m deferred tax asset in 2021. The current tax creditor principally consists of provisions for tax uncertainties. There are contingent liabilities in relation to tax as outlined in note 34 to the consolidated financial statements.

Earnings per share

Adjusted earnings includes adjusted operating profit and adjusted finance and tax charges. The reconciling items between the statutory inputs to earnings per share and the adjusted inputs are discussed in the previous sections.

Adjusted earnings per share is 51.8p in 2022 compared to 34.9p in 2021. The increase is primarily driven by an increase in adjusted operating profit, a reduction in net finance costs, a reduction in the adjusted effective tax rate and a decrease in the number of shares following the share buy back.

Basic earnings per share is 32.8p in 2022 compared to 23.5p* in 2021. The increase in 2022 is mainly due to increased operating profits, reduced interest charges and a decrease in the number of shares following the share buy back, partially offset by increased tax charges.

22 Pearson plc Annual report and accounts 2022
Annual report and accounts 2022 Pearson plc 23

Financial review *continued*

Other comprehensive income

Included in other comprehensive income are the net exchange differences on translation of foreign operations. The gain on translation of £330m in 2022 compares to a loss in 2021 of £6m. The gain in 2022 arises from an overall strengthening of the currencies to which the Group is exposed and in particular the relative strength of the US dollar. A significant proportion of the Group's operations are based in the US and the US dollar strengthened in 2022 from an opening rate of £1:$1.35 to a closing rate at the end of 2022 of £1:$1.21. At the end of 2021, the US dollar had strengthened from an opening rate of £1:$1.37 to a closing rate of £1:$1.35. The loss in 2021 was driven by this movement in the US dollar, offset by the weakening of other currencies used by the Group.

Also included in other comprehensive income in 2022 is an actuarial gain of £54m in relation to the retirement benefit obligations of the Group. The gain arises largely from a decrease in liabilities driven by higher discount rates and changes to demographic assumptions, partially offset by losses on associated matching assets and experience losses. The actuarial gain in 2022 of £54m compares to an actuarial gain in 2021 of £149m.

Fair value gains of £18m have been recognised in other comprehensive income and relate to movements in the value of investments in unlisted securities held at FVOCI. In 2021, fair value gains of £4m* were recognised.

In 2022, a loss of £5m (2021: £4m gain) was recycled from the currency translation reserve to the income statement in relation to businesses disposed.

Cash flow and working capital

Our operating cash flow measure is an adjusted measure used to align cash flows with our adjusted profit measures (see note 33 to the consolidated financial statements). Operating cash inflow increased on a headline basis by £13m from £388m in 2021 to £401m in 2022. The increase is largely explained by the drop-through of increased operating profits offset by unfavourable working capital movements driven by the timing of the disposals of the international courseware local publishing businesses and an increase in capitalised product development.

The equivalent statutory measure, net cash generated from operations, was £527m in 2022 compared to £570m in 2021. Compared to operating cash flow, this measure includes restructuring costs but does not include regular dividends from associates. It also excludes capital expenditure on property, plant, equipment and software, and additions to right-of-use assets as well as disposal proceeds from the sale of property, plant, equipment and right-of-use assets (including the impacts of transfers to/from investment in finance lease receivable). In 2022, restructuring cash outflow was £35m compared to £24m in 2021.

In 2022, there was an overall £394m decrease in cash and cash equivalents compared to a decrease of £176m in 2021. The decrease in 2022 is primarily due to payments for acquisitions of subsidiaries of £228m, repayments of borrowings of £171m, dividends paid of £157m, share buyback programme of £353m, other own share purchases of £37m, tax paid of £109m, capital expenditure of £147m, and repayments of lease liabilities of £93m. These were offset by the cash inflow from operations of £527m and proceeds from disposals of businesses and investments of £350m.

£ millions	2022	2021
Net cash generated from operations	527	570
Dividends from joint ventures and associates	1	–
Net capital expenditure on PPE (including right-of-use assets) and software	(162)	(206)
Add back: costs paid for major restructuring projects	35	24
Operating cash flow	401	388

* Comparative amounts have been restated, see note 1b to the financial statements for further details.

Liquidity and capital resources

The Group's net debt increased from £350m at the end of 2021 to £557m at the end of 2022. The increase is largely due to the £350m share buyback programme and dividend payments, partially offset by strong operating cash flow and net proceeds from M&A activity.

In May 2022, the Group repaid the remaining $117m (£95m) of its 2022 US dollar bond upon maturity. In December 2022, the Group repaid the remaining $94m (£76m) of its 2023 US dollar bond. In May 2021, the Group repaid the remaining €195m (£167m) of its €500m Euro 1.85% notes.

At 31 December 2022, the Group had approximately £1.4bn in total liquidity immediately available from cash and its Revolving Credit Facility maturing February 2026. In assessing the Group's liquidity and viability, the Board analysed a variety of downside scenarios including impacts from macro economic factors and other risks. Even under a severe downside case where declines in profitability compared to 2022 are modelled in 2023 and 2024, the Group would maintain comfortable liquidity headroom and sufficient headroom against covenant requirements during the period under assessment even before modelling the mitigating effect of actions that management would take in the event that these downside risks were to crystallise. In all scenarios it is assumed that the Revolving Credit Facility is available.

At 31 December 2022, the Group was rated BBB- (stable outlook) with Fitch and Baa3 (stable outlook) with Moody's.

Net debt

£ millions	2022	2021
Cash and cash equivalents	558	937
Overdrafts	(15)	–
Investment in finance leases	121	115
Derivative financial instruments	(6)	(2)
Bonds	(610)	(767)
Lease liabilities	(605)	(633)
Net debt	(557)	(350)

Post-retirement benefits

Pearson operates a variety of pension and post-retirement plans. Our UK Group pension plan has by far the largest defined benefit section. We have some smaller defined benefit sections in the US and Canada but, outside the UK, most of our companies operate defined contribution plans.

The charge to profit in respect of worldwide pensions and post-retirement benefits amounted to £66m in 2022 (2021: £58m), of which a charge of £75m (2021: £62m) was reported in operating profit and income of £9m (2021: £4m) was reported in other net finance costs. In 2022, a charge of £3m (2021: nil) related to one-off discretionary pension increases has been excluded from adjusted operating profit.

The overall surplus on UK Group pension plans of £537m at the end of 2021 has increased to a surplus of £573m at the end of 2022. The increase has arisen principally due to the actuarial gain noted above in the other comprehensive income section. In total, our worldwide net position in respect of pensions and other post-retirement benefits increased from a net asset of £471m at the end of 2021 to a net asset of £520m at the end of 2022.

Businesses acquired

In January 2022, the Group acquired 100% of the share capital in Credly Inc (Credly), having previously held a 19.9% interest in the company. Total consideration for the acquisition was £149m comprising upfront cash consideration of £107m, Pearson's existing interest valued at £31m and £11m of deferred consideration. The deferred consideration is payable in 2 years.

Additional contingent amounts are also payable in 2024 if certain revenue and non-financial targets are met, and dependent on continuing employment, and therefore these additional amounts will be expensed over the period and are not treated as consideration. Net assets acquired of £44m were recognised on the Group's balance sheet including £49m of acquired intangible assets. Goodwill of £105m was also recognised in relation to the acquisition.

In April 2022, the Group acquired 100% of the share capital of ATI STUDIOS A.P.P.S S.R.L (Mondly). Total consideration for the acquisition was £135m comprising upfront cash consideration of £105m, and deferred consideration of £30m. The deferred consideration is payable over the next two years. In addition, a further $29.6m (c£24m) of cash and $10m (c£8m) in shares will be paid over the next four years, dependent on continuing employment, and therefore will be expensed over the period and are not treated as consideration. Net assets acquired of £38m were recognised on the Group's balance sheet including £50m of acquired intangible assets. Goodwill of £97m was also recognised in relation to the acquisition.

In 2022, the Group also made two smaller acquisitions for total consideration of £11m. In December 2022, the Group announced that it had signed a deal to acquire 100% of Personnel Decisions Research Institutes, LLC, the transaction has not yet completed.

The cash outflow in 2022 relating to acquisitions of subsidiaries was £228m. In addition, there was a cash outflow relating to the acquisition of associates of £5m and investments of £12m.

In September 2021, the Group completed the acquisition of 100% of the share capital of Faethm Holdings Pty Limited ('Faethm'), having already held 9% of the share capital previously. Total consideration for the acquisition was £65m comprising cash consideration of £49m, £6m related to the Group's existing interest in Faethm and £10m of contingent consideration. Net assets acquired of £27m were recognised on the Group's balance sheet including £21m of acquired intangible assets. Goodwill of £38m was also recognised in relation to the acquisition. Contingent consideration amounts have been settled during 2022 resulting in the recognition of an £8m gain in the income statement within other net gains and losses.

In 2021, the Group also made two smaller acquisitions for total consideration of £11m and acquired interests in two associates, Smashcut and Academy of Pop, for total consideration of £17m.

The cash outflow in 2021 relating to acquisitions of subsidiaries was £55m. In addition, there was a cash outflow relating to the acquisition of associates of £10m and investments of £4m.

Businesses disposed

In March 2021, the Group announced that it was launching a strategic review of its international courseware local publishing businesses. In 2022, the Group disposed of its interests in the Canadian educational publisher (ERPI), Pearson Italia S.p.A, Stark Verlag GmbH, Austin Education (Hong Kong) Limited, Pearson South Africa (Pty) Ltd and various other South African companies. Total cash proceeds received was £287m resulting in a pre-tax gain on disposal of £42m. All entities disposed of were previously in the Strategic Review segment. £5m of losses arose from other immaterial disposals and costs related to the wind-down of certain businesses. None of the disposed businesses meet the criteria to be presented as discontinued operations.

In February 2021, the Group completed the sale of its interests in PIHE in South Africa resulting in a pre-tax loss of £5m. In October 2021, the Group completed the sale of its K12 Sistemas business in Brazil resulting in a pre-tax gain of £84m.

The cash inflow in 2022 relating to the disposal of businesses was £333m mainly relating to the disposals described above and the receipt of deferred proceeds from the US K12 Courseware sale in 2019.

In 2021, the cash inflow from disposals of £83m mainly related to the disposal of the K12 Sistemas business and the receipt of deferred proceeds from the US K12 Courseware sale in 2019.

In addition, proceeds of £17m (2021: £48m) were received in relation to the disposal of investments.

Dividends

The dividend accounted for in our 2022 financial statements totalling £156m represents the final dividend in respect of 2021 (14.2p) and the interim dividend for 2022 (6.6p). We are proposing a final dividend for 2022 of 14.9p bringing the total paid and payable in respect of 2022 to 21.5p.

This final 2022 dividend which was approved by the Board in March 2023, is subject to approval at the forthcoming AGM. For 2022, the dividend is covered 2.4 times by adjusted earnings.

Share buyback

On 24 February 2022, the Board approved a £350m share buyback programme in order to return capital to shareholders. The programme commenced on 4 April 2022 and completed in December 2022. Approximately 42.3m shares have been bought back and cancelled at a cash cost of £353m. The nominal value of the cancelled shares of £10m has been transferred to the capital redemption reserve.

Climate change

The Group has assessed the impacts of climate change on the Group's financial statements. The assessment did not identify any material impact on the Group's significant judgements or estimates, the recoverability of the Group's assets at 31 December 2022 or the assessment of going concern for the period to June 2024.

Post balance sheet events

In February 2023, the Group renegotiated its revolving credit facility, reducing the maximum facility to $1bn.

Pearson holds investments in unlisted securities with a value at 22 December 2022 of £133m. Some of the businesses relevant to this investment, bank with Silicon Valley Bank which collapsed in early March 2023. Given the US Government has announced that it will guarantee all deposits held at Silicon Valley Bank, any subsequent risk to the valuation of these investments is considered by management to be low, but possible.

Conclusion

We delivered a strong financial performance, despite the challenges arising from economic and geopolitical uncertainty, and have identified margin improvements that bring our profitability target of mid-teens margins forward by two years. My colleagues across finance have helped the business successfully respond to opportunities and challenges that have arisen, through appropriate financial control, critical insights and value creation. I would like to thank them for their hard work and commitment throughout the year.

> "Given these strong results, and our confidence in the outlook for the Group, the Board are proposing a 5% increase in the full year dividend to 21.5p."



Sally Johnson
Chief Financial Officer

24 **Pearson plc** Annual report and accounts 2022
Annual report and accounts 2022 **Pearson plc** 25

Learning from our stakeholders

Learning is at a pivotal moment, where it is becoming more fluid and exists inside and outside of formal education. Our purpose – to add life to a lifetime of learning – sits at the heart of everything we do. Our digital-first strategy aims to meet these evolving needs of learners at multiple points in their lives.

Our ability to succeed depends, in part, on how we engage with and mobilise a diverse group of stakeholders – consumers, employees, shareholders, educators, employers, business partners, and governments.

This year, we have continued our many partnerships with stakeholders to respond to the needs of our audiences as they move through different life stages, helping to transform lives, livelihoods, and societies, while making a positive impact on our business.

Consumers

Why we engage	How we engage	Outcomes
Our products and services are designed for real-life impact. Consumer engagement helps us to understand their needs and evolve our products to create that impact.	As more people use digital learning products such as Pearson+ and Mondly we can listen to and learn from consumers, informing our innovation and driving better lifelong learning. For example, we know from our 4.8 million Pearson+ Channels registered users that they have engaged in nearly 2 million minutes of video content and 1 million practice problems. Groups including our Pearson Campus Ambassadors allow us to engage directly with college students about their needs and preferences. Feedback from users of Mondly is helping us refine and improve our AR/VR offering, which ranks highly among Occulus users. Across the company, custom consumer research and insight studies are also playing a greater role in understanding the attitudes of today's consumer and how people consume learning content, use digital products, and purchase learning materials.	Understanding how and why our consumers use our products leads to the development of features that make them more engaging and user friendly. As we study the engagement data in Pearson+, we continue to increase our understanding of consumer behaviour and preferences. This is allowing us further evolve Pearson+, exploring new types of content, enhancing features such as Pearson+ Channels, and tailoring other offerings like the student friendly marketing partnerships that launched in 2022. In Mondly, understanding the barriers that consumers face during language learning, particularly the difficulty in accessing in person tutors, led us to pilot a new conversational AI platform to help support learners practice needs. Our consumer-focused products, such as Mondly have features and content that meet the needs of today's consumer for affordable, accessible, and direct to consumer learning.

Educational institutions and educators

Why we engage	How we engage	Outcomes
Educators are a cornerstone of our business and our partners in content creation. Their feedback helps us improve the teaching and learning experience.	In our US Higher Education business, our Faculty Advisor group feeds back on the needs of educators and students. They also act as ambassadors for our products with existing and potential customers, carrying out regular campus visits and webinars. Our authors, often educators themselves, are increasingly active in reviewing our digital products and product features, such as the development of Pearson+ and Channels. In the UK, after a difficult experience with BTEC results, we have made a particular effort this year to seek input from educators about how we should improve the process for awarding BTECs.	Our work with educators provides us with unique insights that reflect experiences of both teachers and students. In many cases, feedback from educators leads to concrete change that informs our products and services. This is the case for BTECs, where we are changing specific elements of our awarding process to ensure a smoother experience for students and educators.

Employers

Why we engage	How we engage	Outcomes
We are serving a world where people want to and need to learn in the workplace. We work closely with employers so people can learn as they earn, and employers get the best out of their teams.	Pearson has a strong foothold in enterprise learning, with more than 2,000 clients. Enterprise learning accounted for about 16% of our revenue in 2022 and provides us with a major touch point with employers that need a well-trained workforce. We engage with employers through our Assessment & Qualifications, Workforce Skills, and English Language Learning divisions. Not only do employers trust us to deliver high-quality products and services, but our strong track record has led to stable long-term relationships, which underpins our business. Long term Pearson VUE relationships with industry organisations in the healthcare and cyber security space help employees advance in their careers and make our world safer with credentialed workers. We also work together to develop our products and services, to create more impact for their teams. For example, as we develop our new talent investment platform, we have tested the technology & key value propositions with several enterprises. Their feedback has been critical in understanding customer challenges, developing product features, and prioritising future product enhancements.	As we engage with employers, we are seeing growth in newer areas, such as Credly, which awards employees and workers trusted digital credentials and is averaging 70k+ new users a week, driven by the need for reskilling. The IT and healthcare sectors continue to perform well for Pearson VUE. On a more personal level, we are seeing breakthroughs such as 177 Amazon employees who earned their GED with Pearson, proving that the impact of learning is important, no matter the scale.

Investors/shareholders

Why we engage	How we engage	Outcomes
Our investors play an important role in providing us with access to capital to ensure that we can operate and add life to a lifetime of learning for people around the world.	We have strong and constructive relationships with our key institutional investors, and regularly communicate with them on key issues, at our financial results, our AGM and at investor meetings and conferences. Over 2022, we held 373 meetings with 192 institutions, both virtually and in person. We discuss financial, operational, and strategic matters, including progress against our new direct to consumer, lifelong learning strategy.	Our investors appreciate the time we spend with them to give them updates on our strategy and progress, and we continue to develop how we communicate effectively across a range of formats. In 2022, our dedicated website for investors, www.pearsonplc.com, won a Gold award for the Best Corporate Website - FTSE 100 at the Corporate and Financial Awards. We are constantly updating our disclosures to enhance understanding and transparency of our business. We are evolving our results presentations to make them more interactive and engaging, with heightened use of video, photography, and social assets.

Stakeholder engagement *continued*

Government and regulators

Why we engage	How we engage	Outcomes
Governments around the world are charged with implementing policies to expand learning opportunities so their citizens can achieve life goals. As the world's leading learning company, we use our experience and expertise on issues related to all facets of education, to inform political and educational leaders.	The economic and employment environment in many countries featuring labour shortages, and a rapidly evolving workforce, has spurred policymakers to develop wide-scale programmes to attract, train and upskill workers. By engaging with policymakers, we work to ensure that learners of all ages have access to high-quality educational opportunities, leading to better prospects for individuals, as well as improved economic outcomes for society.	Given governments' need of support, we engaged with governors across the US, outlining data on future skills needs, learning loss, and success of online learning in their regions, to inform policy decisions on areas of focus in education, skills, language training, and recruitment. Outside the US and UK, many more countries and students want access to technical education certifications, English language courses and proficiency. In 2022, we engaged with UK and US embassies in Central and South America and Asia to support countries' efforts in this area.

Employees

Why we engage	How we engage	Outcomes
Pearson's people are its greatest asset. Our success as a business and our ability to make a positive impact are highly dependent upon our colleagues. Our managers play a pivotal role in driving engagement throughout Pearson, and we are empowering them with new tools and training to support them and their teams.	In 2022, we launched a new employee engagement survey to better understand our employees' needs and to benchmark ourselves globally. We also launched a new digital employee experience platform to improve communication across Pearson. We communicate regularly with our managers and leaders through interactive forums and newsletters and hold global town halls and virtual meet-ups available to all colleagues. Our employee engagement network meets regularly with Non-Executive Directors. To read more about the Board's engagement with employees, see the Governance report on page 53.	Our people actively engage in feeding back, and in 2022, 72% of colleagues participated in our new engagement survey. An average 2,000-3,000 colleagues join our global town halls live, and more than 34,000 users have already accessed our new digital employee experience platform. We know that employee engagement fuels performance and has a direct impact on customer loyalty, productivity, profitability, and their wellbeing. We're using our engagement survey results as a baseline to measure engagement at a local level, and to drive change in the areas that matter most to our people.

Business partners and institutions

Why we engage	How we engage	Outcomes
Our suppliers, channel partners, venture partners, and authors play a vital role in helping us execute our business and product strategies, bringing specialised services and expertise to accelerate our work.	Supplier diversity and responsible procurement are key priorities for the company. This year we added two new supplier portals that provide access to over 1 million diverse accredited suppliers. In Assessment & Qualifications, our mentor-protege programme is designed to help small and minority owned suppliers grow their business inside and outside of Pearson. Pearson provides additional support to enhance their professional development and business growth, so they can improve their competitive position across the marketplace. This helps Pearson improve the diversity of our suppliers and promotes responsible and sustainable procurement practices. Additionally, we continue to add business partners who contribute to the diversity of our workforce. In 2022, those new partners included People of Colour in Tech, a recruitment platform that connects under-represented groups with tech jobs and the Hispanic Association on Corporate Responsibility, which works to advance the inclusion of Hispanics in corporate America.	Our work with outside partners is one way we're building a culture that values diversity, environmental stewardship, and social impact, alongside business growth. We have made a public commitment to support diverse accredited suppliers and have grown our 2022 spend in this area. We are also working towards sourcing 100% of our paper ethically.

Communities

Why we engage	How we engage	Outcomes
We strive to make a positive and meaningful impact in the communities in which we operate. Learning opportunities and outcomes are closely linked to the prosperity of local communities and inclusive global development. Our global communities are interested in widening access to education through innovation, and the steps we are taking to have a positive impact on society and the environment.	In addition to maintaining relationships with key organisations, we participate in multi-stakeholder initiatives to promote lifelong learning opportunities for all and ensure the lasting protection of our planet. Our global volunteering policy enables all our people to take up to five paid volunteer days off to donate their time to what matters most to them and their local communities.	Learning and acquiring new skills are some of the greatest drivers of positive social mobility. The biggest impact we have on society is by delivering our products and services such as Connections Academy, Accelerated Pathways, GED, and BTECs to name a few. This year, we also responded to the crisis in Ukraine, with Pearson and our employees committing over £1.25 million in humanitarian support and providing additional help to Ukrainians and others affected to continue their education during this conflict. More detail on page 38 on how we invest with purpose.

Directors' duties statement

In accordance with Section 172 of the Companies Act 2006 (see below right), the Directors fulfil their duties to promote the success of the company through a well-established governance framework. Typically, in large and complex businesses such as Pearson, this framework includes delegation of day-to-day decision-making to employees of the Group.

This governance framework, summarised throughout this document, is far more than a simple delegation of financial authority, and includes the values and behaviours expected of our employees and business partners, including the standards to which they must adhere; how we engage with stakeholders, including understanding and taking into account their views and concerns; and how the Board ensures that we have a robust system of control and assurance processes in place.

In this annual report, we provide examples of how the Directors promote the success of Pearson while taking into account the consequences of decisions in the long-term, building relationships with stakeholders (including our 8 key stakeholder groups, as mentioned previously), and ensuring that business is conducted ethically and responsibly.

While there are many parts of this annual report which illustrate how the Directors do this, with the support of the wider business, the following sections in particular are relevant:

- Learning from our stakeholders (pages 26-29), which outlines:
  - how we serve and engage with each of our 8 key stakeholder groups, listen to their key concerns and provide our responses
  - how we have adapted our business to meet their needs
  - how we have had regard to the need to foster the company's business relationships with each of the stakeholder groups
- Understanding our stakeholders (pages 67-68), which summarises:
  - how Directors have engaged with employees and shareholders, and had regard to their interests
- Sustainability (pages 30-42), which describes:
  - Initiatives through which we strive to enable more engaging learning experiences, that are accessible to more people, and with a smaller carbon footprint
  - Our commitment to creating a culture that prioritises human rights, our employees, DE&I, and socially responsible sourcing
  - How we align with widely accepted ESG reporting frameworks including GRI, SASB and TCFD. For further details on TCFD reporting, please see page 39

A continued understanding of the key issues affecting stakeholders is an integral part of the Board's decision-making process. The insights that the Board gains through its engagement mechanisms form an important part of the context for all the Board's discussions and decision-making processes. For an insight into how the Board has considered the interests of various stakeholders in its decision-making, and what matters the Directors considered when trying to align and mitigate opposing views, please see our case study on the acquisition of Mondly on page 69.

Section 172 of the Companies Act

In summary, as required by Section 172 of the Companies Act 2006, a Director of a company must act in the way they consider, in good faith, would most likely promote the success of the company for the benefit of its shareholders as a whole. In doing this, the Director must have regard, among other matters, to:

- the likely consequences of any decisions in the long term,
- the interests of the company's employees,
- the need to foster the company's business relationships with suppliers, customers and others,
- the impact of the company's operations on the community and environment,
- the company's reputation for high standards of business conduct, and
- the need to act fairly as between members of the company.

Driving sustainability

Our ESG framework



Our purpose

Add life to a lifetime of learning

Our sustainable business pillars

1

Driving learning for everyone with our products

Achieved through:
— consumer engagement*
— product effectiveness*
— digital growth*
— responsible and sustainable content
— affordability and access

2022 progress
— Pearson+ expanded registered users, extending digital content offering, reach, and accessibility.
— Mondly integrated into Pearson+, offering expanded access to digital language learning.
— In Higher Education, we are now Global Certified Accessible™. We provide 'born accessible' digital learning (eBook) options to expand access to learning content and materials.
— 70% of content partners are now trained in editorial guidelines released for Pearson's authors, reviewers, and editors to ensure meaningful, diverse representation in content.

2

Empowering our people to make a difference

Achieved through:
— culture of engagement and inclusion*

2022 progress
— Launched our people strategy with a focus on engagement and high-performance.
— Invested in learning: upskilled and reskilled Managers to drive engagement and high performance, leveraged new acquisitions like Credly to certify employee skills, developed leaders via McKinsey accelerator programmes, coaching, and Board mentoring opportunities.
— Focused on building a culture of inclusion and increasingly diverse representation. Employees acquired diversity, equity and inclusion knowledge and skills via our inclusive learning experience, and diverse participants in our leadership development and mentoring programs.

3

Leading responsibly for a better planet

Achieved through:
— reducing our environmental impact*
— investing with purpose
— cyber security and data management

2022 progress
— In 2022, we launched a new Privacy Centre for consumers which will be linked to all our products and a newly developed universal preferences centre.
— We have reduced our scope 1, 2 and 3 GHG Emissions by 33% against our 2018 baseline.
— In 2022, we have spent £46.7m with diverse-accredited suppliers, certified and non-certified. We have provided access to two diverse supplier portals: WEConnect and Supplier.io. The databases combined provide access to over 2 million diverse-accredited suppliers.

⊕ Read more on page 32 ⊕ Read more on page 33 ⊕ Read more on page 36

Robust governance, a strong culture and effective policies

* See our non-financial KPI section for more on how these link to our strategy.

The Sustainable Development Goals (SDGs) linked to our ESG framework:



Why sustainability matters to Pearson

Learning is a powerful enabler and a driver of progress. Our goal is to help learners gain the knowledge and skills they need to advance and thrive sustainably and responsibly in our rapidly changing world. By diagnosing skills gaps, helping people learn and verifying qualifications, we aim to help mobilise talent that is well equipped to build a greener, more responsible economy.

Our ESG framework

In 2021, we introduced three pillars to our ESG framework, driving learning for everyone, empowering our people and leading responsibly. These represent the areas where Pearson can make the biggest positive impact and where we believe our main responsibilities lie towards society and the environment. Underpinning our three pillars is Pearson's robust corporate governance, strong culture and a range of effective policies to ensure we achieve our ambitions.

Our non-financial KPIs, see page 18, have a natural fit with these pillars and are a key measurement of our progress. They are included in both our corporate and sustainable business strategies and will evolve in line with the business. The Board reviews our non-financial KPIs regularly, and these are also linked to remuneration. More information on Directors' remuneration reporting (DRR) requirements can be found on page 88, and a link to our remuneration policy can be found in our non-financial and sustainability statement below.

During 2022, we updated our materiality assessment, see: https://plc. pearson.com/en-GB/purpose/our-esg-reporting, which confirmed that the views of our external stakeholders and our key priority areas are well aligned. The findings highlighted the importance of assessing and developing the skills of our learners and colleagues, protecting our users' data, and our role in driving positive change through climate change education.

Driving learning for everyone with our products

The natural alignment between our business strategy and the positive impact we make through driving learning for everyone is a key strength for Pearson. It is hugely motivational and reflected in the selection of three of our non-financial KPIs: digital growth, consumer engagement and product effectiveness. All three are interlinked in driving the business and are key enablers in helping more learners, learn more. As we increasingly connect our products to offer a lifelong learning ecosystem, we will strengthen our ability to track and evidence the social impact achieved by our products and services. We therefore, foresee our metrics evolving over time.

We are excited to see the opportunities that arise for all our stakeholders through digital growth and the intelligent application of technology to learning. These dynamics will enable us to deliver inclusive, vibrant, and engaging products for all types of learners, throughout their lives. Digitisation broadens access to our products, enables more relevant, up-to-date content (e.g., on the green economy and social issues) and helps develop deeper engagement with learners, see page 32.

Empowering our people to make a difference

In 2021 we appointed a new Chief Human Resources Officer, who is spearheading our refreshed people strategy. It has three core areas: employee engagement, investing in talent, as well as driving diversity, equity and inclusion, all of which are reflected in our non-financial KPIs. We are using our own learning products to develop skills throughout our workforce and in turn, this will maximise our people's contribution to Pearson's success, and accelerate innovation.

Not only is our people's learning and development experience a valuable showcase for the business, but it can also support employee engagement and retention, develop a performance and purpose-led culture of adding life to a lifetime of learning, and ultimately drive Pearson's own growth, see page 33.



"Our goal is to help learners gain the knowledge and skills they need to advance and thrive sustainably and responsibly in our rapidly changing world."

Cinthia Nespoli,

Chief Legal Officer and Executive Leader for Sustainability

Leading responsibly for a better planet

We are also focused on driving positive change through leading responsibly, while limiting our own impact on the world's scarce resources. Our carbon footprint is relatively light, and reflects our business model, but as responsible leaders we recognise that we have a significant duty to reduce our carbon impact as much as possible.

We have carbon reduction commitments in place and are implementing actions to achieve our net zero carbon goals. The increased digitisation of our products reduces our environmental footprint, and we are also factoring suppliers' carbon reporting maturity into our sourcing decisions. This ensures we work with partners who are aligned to our Net Zero commitments to further reduce our overall impact.

Additionally, data privacy and security are becoming more important for all our stakeholders, and this is a key priority for Pearson as part of our digitisation and evolution to a more consumer-facing business.

A strong governance structure

Pearson has a strong governance structure that underpins our sustainability strategy. It is imperative we continue to evolve how we govern sustainability matters, to ensure our structures remain fit for purpose in this fast-moving landscape.

In 2022, we reviewed and adjusted the remit of the Reputation & Responsibility Committee (RRC) to strengthen its focus on ESG topics. Pearson's other Board Committees work alongside the RRC on several ESG topics as shown below, and we introduced cross-Committee membership by amalgamating the Remuneration & Reputation Committees specifically to ensure that there was a good link between incentives and ESG. Read more about our governance approach on page 53.

As a standing board committee, the RRC meets at least three times per year, and discusses a wide range of topics, including:

— product efficacy
— people and culture
— reputational risks including data
— employee engagement
— ESG materiality review
— progress with Pearson's climate transition plans
— ESG remuneration metrics

The RRC circulates its conclusions and minutes to the Board, and the Chair is responsible for ensuring action points are followed up. In 2022, the RRC validated Pearson's materiality review, and received a reporting update in alignment with the evolving regulatory landscape. Priorities for 2023 include the publication of Pearson's climate transition plan, in addition to the launch of various activities to empower our people to make a difference through behavioural learning opportunities and skill-based volunteering. For more information please see pages 78-79.



Driving learning for everyone with our products

How our products create a more sustainable world

Our success as a company is dependent upon the success of our products in enabling people to develop and learn new skills, realising their potential through a lifetime of learning. At Pearson, we are leveraging our business strategy and innovation capabilities to increase access to education around the world, engage more directly with consumers and augment our positive impact on society.

Digital product growth and the intelligent application of technology have significant positive benefits across both environmental and social impact areas. Group digital and digital-enabled sales in 2022 grew by 9% (2021: 9%).

From a content perspective, Pearson is harnessing the growing demand for sustainability-led products and developed new courses and content in 2022 to address this opportunity. We have also made good progress in embedding accessibility in our product design and development processes, alongside continually strengthening our actions on editorially responsible content.

The evolution of learning

Our digital and direct-to-consumer products enable us to deliver more inclusive, vibrant, and engaging products for all types of learners, throughout their lives.

Pearson+ had a successful first year since it launched in 2021 and has reduced costs for users considerably, when compared to buying stand-alone textbooks. With its new 'Channels' feature it enhances the learning experience of all learners, offering thousands of tutor videos and practice questions bringing life to learning. Pearson+ is also partnering with organisations that share our values such as Headspace, together offering consumers affordable mental wellness content at a discounted student rate.

We also want to empower learners by giving them the control and the flexibility to fit learning into their lives. The recent acquisition of Mondly is another example of how we are investing in personalised learning. The integration of Mondly into Pearson+ brings the world of language learning to Pearson+ users at just a click of a button.

Responsible and sustainable content

We have a clear role to play in creating content, products and services that help solve the major environmental and societal issues of our time. These will encompass formal primary, secondary and higher education, but also, the world of work, to meet increasing demand from consumers who are upskilling while employed to improve their capabilities and opportunities for both themselves and their employers.

For example, we have developed online sustainability courses for the Smith School of Enterprise and the Environment, University of Oxford, in partnership with Pearson. Both courses, The Future of Sustainable Business: Enterprise and the Environment course, and the Law and Sustainability: Tackling Global Environmental Challenges course are eight-week courses that certify participants upon completion. Through these courses we have already equipped 232 learners with fundamental skills in sustainability, leadership and systems thinking. During 2023, we aim to expand our reach, and are exploring a bespoke implementation of these courses internally.

Our new project-based experiential learning platform, Pearson's Skills Accelerator is another great example. Starting in 2023, we will see enterprise customers offered three courses focusing on tackling climate change, peace-building and conflict prevention. These courses, developed in partnership with the One Young World, through our Workforce Skills division, will help future leaders gain the knowledge and the know-how to solve business-critical challenges, leading to outcomes that accelerate the impact to build a fair and sustainable world.

In Pearson Edexcel, we are using our position as an awarding body to co-create a new Design Education Curriculum for UK schools that will centre on themes such as design thinking, systems thinking, creativity and innovation. This new curriculum will require all state schools to teach towards a to-be-designed set of qualifications that will support the move to circularity in design and technology, and empower learners to make more sustainable choices.

We have also launched *Embedding Sustainability: A Support Guide for BTEC Nationals.* This guide will support the delivery of BTEC National qualifications and will help schools and colleges to meet their own sustainability targets. In addition, we have developed an internal sustainability competency framework, which aims to inspire more content teams and authors, and lays out what learners need to know to bring about a more sustainable future.

Accessibility in our product and content development

We strive to incorporate accessible thinking into everything we do, from ensuring accessibility is woven into our culture and training, to innovating and using technology to design and deliver our products.

We have made good progress in building accessibility throughout our product development process, including in the early stages of planning and design. Our learning design principles (LDPs) are a portfolio of learning science research summaries, paired with design recommendations intended to include everyone. Over the past year, we have refreshed our LDPs to include a specific section on how to ensure an equitable application of our design recommendations. These updated LDPs will be part of our product designs from 2023.

In our Higher Education Division, we are now Global Certified Accessible™. We provide 'born accessible' digital learning (eBook) options for students with disabilities, which are designed so all learners, no matter their ability, have the same access to learning content and materials. Accessibility training is a requirement for key employees, who also complete courses in disability fundamentals, basic web and document accessibility, and disability etiquette. We have built processes and systems to ensure that we are delivering compliant tools and content to both learners and instructors.

Our Global Content and Editorial Policy (GCEP) suite is a range of tools and guidance to support our employees and business partners as we improve our content standards. It includes content guidelines on the representation and inclusion of disability, gender, ethnicity and race and LGBT+ communities in our content, among other guidance and tools. In 2022, approximately 70% of our identified content business partners received an orientation to the GCEP training, representing over 6,000 businesses and freelancers. We provided mandatory training to over 11,000 colleagues across the globe who are involved with our content. During 2023, we will develop additional online and live training and embed our maturity model and health assessment, which will allow us to track and monitor the implementation and impact of our content standards initiatives on our business.



Empowering our people to make a difference

Pearson's people are our greatest asset. As we transition to a digitally led, consumer-facing company, our success, and our ability to make a positive impact on the world, is highly dependent upon our colleagues. Our goal is to be a world-class place to work. We want to offer an inclusive, high-performing environment, where everyone can leverage their strengths. This is crucial to our people's engagement, growth, and sense of belonging, and to our future success.

Following our Chief Human Resources Officer's appointment in 2021, we have refreshed our people strategy, with three focus areas:

1. **Employee engagement:** Driving better employee engagement and high performance.

2. **Investing in talent:** Providing continuous learning, growth, and progress for our people.

3. **Diversity, equity, and inclusion:** Driving a culture of belonging and aiming for increasingly diverse representation throughout the company.

Our non-financial KPIs measure how well we are delivering on our people strategy. We also track a wide range of internal outcomes and metrics to understand our people progress and we further supplement these quantitative metrics with qualitative insights from our people.

The metrics update for 2023 can be found with our financial and non-financial KPIs on pages 18-19.

Prioritising employee engagement throughout Pearson

Following the launch of our new purpose, vision, mission, and values in Q1, we brought them to life for employees via a campaign inspiring them to imagine a future of work built on a foundation of engagement as a performance advantage. The goal was to leverage the strengths of all our employees to deliver on our purpose and drive company growth.

We launched a company-wide focus on engagement and high performance as part of our refreshed people strategy, with a new global employee engagement survey, increased manager upskilling and a new digital employee experience platform. Our new survey includes 12 core engagement questions from our survey partner Gallup. It also includes questions on inclusion and coaching, which are key areas of focus for us. Gallup's approach to engagement is backed by rigorous science, linked to integral performance outcomes, and actionable at the local level. The approach is simple, has been proven to work and provides access to global benchmarks to measure progress. It is encouraging to see a significantly higher number of respondents for our 2022 survey than Pulse surveys run in previous years, and a Gallup GrandMean result of 3.96 on a 5-point scale.

The results tell us where we are now and where we can improve. Our highest-ranking questions, compared to Gallup's database, were: "My manager, or someone at work, seems to care about me," and: "My co-workers are committed to doing quality work." This is a great position from which to start our conversations with one another, as it shows our people care for each other's experiences and are committed to doing great work together. Our opportunities to improve include clarifying roles and demonstrating recognition, and we also need to ensure we continue to emphasise the importance of having regular performance conversations.

Manager development to support engagement

As our managers play a pivotal role in employee engagement, in 2022, we had a key focus on building employee engagement via manager upskilling and reskilling. For example, for new-to-role managers we developed a programme called iManage Foundations, a 6-month learning experience focused on developing foundational management and leadership skills across four critical skill areas. We are pleased to report that 286 colleagues enrolled. Across the four modules delivered, 80% of respondents who provided feedback said they had learned at least one new skill and on average 86% said they would apply the skills in their daily work.

In parallel with investing in new managers, we are also investing in upskilling and reskilling for all existing managers. From Q4 2022, all managers were given access to Pearson's Managers Corner Academy. This online resource includes solutions to support managers with employee engagement, performance, and development, including access to a suite of resources aligned to the questions in the engagement survey available via Gallup Access.

Our employee resource groups (ERGs) are voluntary, employee-led groups whose aim is to foster a diverse, inclusive and equitable workplace culture for Pearson employees. They continue to support leadership to champion inclusive efforts and promote collaboration and a community between all Pearson employees. We have restructured our nine ERGs to better align with our DE&I strategy, address the needs of our community, and contribute to progress throughout the organisation.

Pearson's employee engagement network is the key feedback mechanism between the Board and the workforce, enabling the Board to hear directly from employees and creating additional insight on how to enhance employee satisfaction and engagement levels. In 2023, we'll evolve our approach to ensure an even wider range of employee voices are heard, and to provide even more varied opportunities for engagement with our Board members.

During 2022, we launched a new digital employee experience platform to focus on and improve communication across all levels of the organisation. We communicate regularly with our managers and leaders through both interactive forums and newsletters, along with global town halls and virtual meet-ups available to all employees.

Investing in talent

As we transform to a digitally-led, direct-to-consumer model, we are purposefully evolving our organisational makeup and investing in talent to drive our ongoing success. We are hiring people with digital skills, upskilling and reskilling people to support their learning, growth, and progress, while also taking action to retain our current colleagues. Each of these investments is critical to fuel our organisational evolution and ongoing business transformation.

Sustainability *continued*

Turnover

Our Group staff turnover was 33% (22% voluntary/11% involuntary). This was in line with expectations and comparable to 2021. There were two areas of high voluntary turnover. The first area was in our retail model businesses (Pearson VUE), which makes up 34% of voluntary exits. VUE roles are more transient and have an expected higher turnover rate.

The second area was geographical: Sri Lanka and the Philippines where we saw a higher than corporate average increase in voluntary exits in 2022. Roles in these locations are typically front-line operational and technical specialists managing scalable, repeatable transactions. The increased turnover reflects the demand for talent in outsourced service locations. We are mitigating risks in this regard by reviewing rewards and benefits in these locations and looking to diversify the geographic locations of these roles.

Acquisition of skills

We are evolving our suite of learning and career development solutions to fuel skills development, and we are focused on upskilling and reskilling all our people to develop talents needed for the future of work and to provide them with more opportunities for continuous learning and growth.

In 2022, we sold the majority of our K-12 publishing business in international markets, and made two significant acquisitions in Credly and Mondly. This activity accelerated the acquisition of key underlying skills in our employees, including: digital content development (multimedia production, application management services and content development); technology (software development, software quality and cloud hosting services); and in digital sales and marketing (channel and special market sales).

In the UK and US, where 73% of our workforce is based, we are developing additional pathways into Pearson, especially in these areas of high demand. As of 31 December 2022, our Pearson Campus Ambassadors programme in Higher Education now has 146 ambassadors, our internship programmes currently have 100 interns, and we have 160 apprentices across the company. All participants acquire professional skills by working side-by-side with experts, and can apply for permanent jobs within Pearson.

Reskilling and upskilling

We value upskilling highly and during 2022 we used Faethm's proprietary AI to continue to refine our capabilities framework to drive enterprise-wide transformation through capability building and develop the skills needed for the future of work. The framework currently spans business and leadership skills, with technical skills to be added in 2023. Employees use the capabilities framework to plan their own learning journeys to help them upskill and reskill, learn, and grow as individuals.

In parallel with our investments in manager upskilling and reskilling, we are evolving our solutions for all our people to upskill and, in 2022, expanded our flagship global Learning at Work Week to a monthly series. Each month, we focus on a priority skill from the capabilities framework, with a programme of live and on-demand, video-based micro-learning. Last year, we covered engagement, consumer culture and empathy, and inclusion. We feature live sessions with external experts, Pearson authors, Pearson leaders as teachers, and we curate learning pathways and provide team guides to support self-directed learning.

In 2022, we also gave our people free access to more commercial learning opportunities, including our direct-to-consumer apps Pearson+ and Mondly, and via our pilot of digital credentials powered by Credly. These joint offerings include Pearson eTextbooks via VitalSource, Golden Personality Profiler, Accelerated Pathways and Apprenticeships.

If our US-based people wish to continue formal education, we will reimburse tuition costs for up to 18 credit hours if their education programme is related to a job or skills needed within Pearson. Tuition costs are reimbursed after pupils successfully complete a course with a grade C or better, or equivalent mark.

In our 2022 employee engagement survey, 72% agreed or strongly agreed they had had access to opportunities to learn and grow over the past six months. We also asked our people what job-related skills they wanted to develop, and we are using the findings to drive our pipeline, e.g. for the 2023 Learning at Work series.

Building an inclusive culture with increasingly diverse representation

Transforming learning starts with transforming ourselves, which is why much of our work in diversity, equity and inclusion (DE&I) is focused on what we can do within Pearson. From how we select candidates to how we help them grow, our goal is to add more vibrant and enriching experiences at more moments for more people at Pearson, so we can do the same for more people on the world.

Our DE&I approach has four parts: recruitment and promotion; retention; inclusive culture; and social impact. In each part, we have planned outcomes over a set time frame. Each division and corporate function has developed plans for the four parts that reflect its DE&I ambitions and to operationalise our organisational goals. Our non-financial KPIs, see page 18, will also help us to build an inclusive culture and increase diverse representation.

We lead from the top. Our business leaders and CEO champion the link between DE&I and business performance and have made inclusion a personal priority. Since becoming CEO, Andy Bird has increased both gender and ethnicity representation on the executive leadership team. We have increased female representation by 32% (38% to 50%) with ethnicity remaining the same year-on-year. At Board level, female and diverse representation remains at 50% female, including our CFO, and ethnic diversity (US/UK only) has increased from 20% to 30%. Further detail on our Diversity figures can be found in the ESG performance section pages 224-226, in accordance with FCA listing rules and both the Parker and the Hampton-Alexander reviews.

The percentage of diverse employees in leadership roles, featuring in succession planning and participating in leadership development and mentoring programmes are key measures of our DE&I targets. In 2022, we exceeded our targets for diverse representation in leadership development programmes and met our succession plan objectives, with 52% women and 26% people of colour across our succession plans (target 50% women: 20% people of colour). Evolving a pipeline of talent takes time, but we are excited to see the upcoming team of colleagues participating in Board mentoring, executive coaching, the McKinsey Management Accelerator programme and executive leadership programmes.

Our data shows females make up 59% of our workforce, but we want to achieve parity of female representation at VP-and-above levels. We are currently at 43%. We also want to increase diverse representation at all career levels. Pearson is in line with the UK national average for employing under-represented people of colour – 18%, but in the US, we are below the national average with Pearson at 32%. We will continue to invest in increasing recruitment of people of colour at all career levels, and of women at senior levels, by providing specific upskilling for managers on inclusive hiring practices and Inclusive Partnerships by working specifically with organisations such as People of Color in Tech, and Historically Black Colleges and Universities (HBCU) Connect.

Also, we give full and fair consideration to all applicants and support the continued employment of disabled persons, having regard to their aptitudes and abilities, and making reasonable adjustments to address individual needs. Recruitment, promotion, and training are conducted on the basis of merit, against objective criteria that avoid discrimination. We are also proud that 'Disability: IN' (https://disabilityin.org/what-we-do/disability-equality-index/2022companies) recognised Pearson as a Best Place to Work on its 2022 Disability Equality Index.

Skill-based volunteering to create sustainability and social impact

We also continue to invest in our talent through our volunteering programme. Our volunteering policy applies to full- and part-time colleagues. All people who participate in a charitable or community initiatives may claim up to five days (35 hours) of paid leave from work in a calendar year, pro-rated for people working less than five days a week.

As we enter 2023, we want to find new ways to mobilise the social impact of our talent through volunteering, to face the challenges of today and the future. We will evolve our volunteering policy to enable our people to make an impact in their communities by bringing their unique skill sets, interests, and professional development goals to not-for-profit organisations.

We are developing a skills-based programme that will sit at the intersection of volunteering, learning and development. The programme will leverage the skills of our employees to create social impact, and in turn, we will use our unique digital credentialling capabilities to verify and recognise the application of skills through volunteering in real-world contexts.

Reward, benefits and wellbeing

In 2022, we made financial wellness a priority. This built on the foundations of our Global WELL initiative and was in recognition of the challenging macro-economic conditions many countries are facing. Changes were made to the way UK employees interact with their retirement arrangements, giving them greater choice, clear information on their investments and more efficient ways to save. In the US, Roth and true-after tax features were added to the 401(k) plan, further expanding saving options for employees.

We also continued to invest in other aspects of wellbeing: e.g. via the introduction of Sword, a virtual physical care package for back, joint and muscle pain that you can do from the comfort of home. It combines the best in human care with easy-to-use technology that is more convenient than traditional in-person physical therapy. Sword matches you with a physical therapist who learns about you over a video call and designs a customised programme. Employees then get a digital therapist computer tablet and motion sensor to track exercise progress, give feedback and help correct your form in real-time, as well as adjusting your programme as your needs change so employees get better, faster.

Outlook

Our priority in 2023 is to drive progress against engagement baseline measures and our other non-financial KPIs:

— Employee engagement: by doubling down on our focus on manager development to enable all our managers to operate as coaches with a focus on goals, feedback, and recognition.

— Investing in talent: enhancing how we support career development by further resourcing managers to have conversations about progress, learning and growth. We will also continue to test and scale the integration of our commercial solutions (especially digital credentialling) in support of developing the core business, leadership, and technical skills our employees need for the future of work.

— Diversity, equity, and inclusion: by further integrating a focus on inclusivity into how we develop our managers and leaders, and linking increases in diverse representation to Executive reward.



"As we transform to a digitally-led, direct-to-consumer model, we are purposefully evolving our organisational makeup and investing in talent to drive our ongoing success. We are acquiring people with digital skills, upskilling and reskilling people to support their learning, growth, and progress, while also taking action to retain our skilled colleagues. Each of these investments is critical to fuel our organisational evolution and ongoing business transformation."

Ali Bebo,
Chief Human Resource Officer

72%
of employees agreed or strongly agreed they had access to opportunities to learn and grow over the past six months

2 significant acquisitions
(Credly and Mondly)

accelerated the acquisition of skills in digital content development, technology, digital sales and marketing

---



Leading responsibly for a better planet

As one of the world's most prominent learning companies, Pearson has a duty to lead responsibly in all areas of its business and operations. Our stakeholders rely on us to provide excellent products, created with the utmost integrity to millions of individual learners, educational institutions, governments and enterprises around the world, whilst also looking after our own 20,400 employees to the highest possible standards see page 33.

As Pearson's business becomes more digital and consumer-facing, we are prioritising the safety and security of our customers' personal data, evolving our processes and governance to address this significant duty of care. We must also use our position to educate people with editorially responsible, sustainable content (see page 32), through products created and delivered with an ever-decreasing environmental footprint. Our ambitious carbon reduction targets reflect our commitment to minimise Pearson's impact on the planet as much as possible.

In 2022, Pearson made progress against several sustainability priorities, which are summarised below and include data privacy, cyber security, customer safeguarding, carbon emission reductions and responsible supply chain management and sourcing. We also continued to contribute to local communities around the world through our 'investing with purpose' initiatives, and we proudly matched our employees' contributions to several charities in support of the victims of the Ukrainian conflict.

Customer data and safeguarding

Data privacy and cyber security

Pearson holds personal data on individuals worldwide, including schoolchildren, teachers and learners in the workforce. We are committed to the highest standards of data management and these will naturally evolve with our business as we continue our digital transformation.

Pearson's Executive team has overall responsibility for data privacy and security. Our reporting and risk management structure feeds upwards from individual businesses to Board level.

In 2022, we built on our seven data security and privacy principles introduced in 2021 and established clearer lines of accountability and better reporting. This enables senior management executives and divisional privacy owners to have greater visibility over managing data privacy and security risks. Our clear system of escalation gives them awareness and oversight of key areas and activities. We also provide all colleagues with training on our updated and strengthened data privacy and cyber security principles and processes. More detail on the role our Board Committees play in data privacy and cyber security, and their focus areas in 2022, is on page 82.

In 2022, several operational initiatives contributed to our strengthened processes in data privacy and cyber security:

• we increased transparency around what happens to an individual's data and their choices. This helps us develop our digital products with the confidence that customers can easily exercise control over the use of their personal information. In 2022, we launched a new Privacy Centre for consumers, linked to all our products to a newly developed universal preferences centre.

• we also strengthened our internal resources to help drive a culture of data privacy at Pearson. Senior leaders in each of our divisions and corporate functions have been appointed as Privacy Owners. They are accountable for, and direct the activities of, designated Privacy Leads who are responsible for implementing Pearson's global privacy programme on a day-to-day basis, and all of those involved in this effort have been trained on how to deliver on their responsibilities under that framework.

• as the risk of cyber security breaches continues to grow, we stepped up our engagement programmes with divisional leads on the potential risks from digitalisation to ensure awareness and preparedness. Several parts of our business are already certified to international standards for information security, such as ISO 27001. More detail on our approach to cyber security risk management, including our lines of defence, is in the Principal risks on pages 45-50.

Safeguarding our customers against online harms

Our safeguarding programme is undergoing rapid change, driven both internally by new product development and externally by changes in technology and legislation. The protection of our learners against online harms is particularly important to Pearson as the company continues its transition from traditional 'bricks and mortar' schools and colleges to a more digital, direct to consumer model, such as that delivered through our online schools, tutoring and Pearson+ products. To ensure that our systems and processes support a positive user experience, while reducing the risk of online harms, we have:

• strengthened our data collection regarding safeguarding incidents.

• established a set of 10 safeguarding standards, including around social media, live-streaming and user-generated content.

• implemented a process for business lines to assess themselves.

• progressed our 'Safety by Design' programme to engage with product teams to ensure safety against online harms and compliance with standards like the UK Age-Appropriate Design Code is embedded in our products.

Our journey to net zero

Pearson began its decarbonisation journey many years ago, and is transitioning from one of the world's largest print publishers to becoming a digital-first organisation. In 2018, we set ambitious carbon targets to reflect this transformation opportunity. In addition to our approved commitment under the Science Based Targets initiative to reduce scope 1, 2 and 3 emissions by 50% by 2030 against a 2018 baseline, we have committed to becoming net zero by 2030, a goal which is one of our Group non-financial KPIs.

We continue to make steady progress in reducing our carbon emissions and at the end of 2022 they had reduced by 33% compared to the 2018 baseline. In 2022, we reduced carbon emissions by 3.3% compared to 2021, through actions such as continuing to shift from print to digital products and rationalising our property footprint. These reductions were achieved despite a bounce back in operations following the pandemic and associated increased emissions in energy, travel and transport of goods.

We present our carbon footprint and progress against our target in two separate tables in this report:

• Our carbon footprint in the TCFD Report see page 39.
• Our ESG performance table, global emissions see page 223.

Carbon reduction and our net zero roadmap

During 2022, we conducted a detailed forecast of Pearson's emissions to 2030 and 2050. This confirmed that, based upon the current business digitalisation strategy, global decarbonisation trends and specific operational actions, Pearson is on track to reduce its scope 1, 2 and 3 emissions by 50% against the 2018 baseline. More than 90% of our carbon emissions are scope 3, of which c.70% are from purchased goods and services, such as paper and IT services. Our net zero action plan identifies the key programmes of work and timescales needed to reach our net zero goal, focused on our supply chain, operations and governance. Our full action plan can be viewed at: https://plc.pearson.com/en-GB/purpose/our-esg-reporting.

Building sustainable supply chains

Paper and printing actions

Pearson's shift from physical books to digital media continues to accelerate. During 2022, we purchased 24,187 tonnes of paper (2021: 29,056) and we expect the amount to continue to reduce over the years as more of our products move online.

Nonetheless, we are reorganising our print supply chain to drive efficiencies and are shifting to printing on demand and better forecasting to reduce our inventory of print products. We are also rationalising our paper suppliers to significantly increase our use of responsibly sourced paper from the Forestry Stewardship Council (FSC) and the Programme for the Endorsement of Forest Certification (PEFC) schemes, which both work for the protection of forests and biodiversity, alongside recognised national schemes such as the Sustainable Forestry Initiative (SFI). This year, FSC certified paper accounted for 33% of our paper consumption; in addition to 20% PEFC certified paper, and 9% SFI certified.

Supplier engagement actions

It is paramount that we engage with our suppliers to help deliver further change and reduction in our scope 3 emissions. Working in partnership with other corporates, we are understanding the decarbonisation plans of our top 50 suppliers, who account for over 20% of our total emissions. Many of our suppliers have their own ambitious environmental plans and climate reduction targets. In 2023, we will develop tailored engagement plans for those suppliers that need support to drive change, and from 2024, we will integrate environmental criteria into supplier selection.

Key actions with our suppliers

— Business partners follow our Code of Conduct and Responsible Procurement Policy, and comply with national environmental laws and regulations.

— Our net zero strategy goes hand in hand with ethically sourcing materials, and ultimately protecting biodiversity. Our paper and print suppliers are integrated to the Book Chain Project platform, which monitors and tracks actions to protect biodiversity. It analyses the origins of tree fibres to ensure no paper is coming from protected species, and it also tracks the content of chemicals and components in printed materials. Finally, the platform enables us to ensure that international environmental, human rights and safety regulations are followed.

— We aim to increase diverse representation of suppliers and spend with underrepresented business owners. In 2022, we spent £46.7 million with diverse-accredited suppliers, representing approx. 2% of total spend. We have provided our purchasing teams with access to two diverse supplier portals: WEConnect and Supplier.io. The databases, taken together, provide access to over 2 million diverse-accredited suppliers.

— For the first time in 2022, we asked our key suppliers to participate in an EcoVadis sustainability assessment (or equivalent). We reviewed performance across environmental and human rights areas to ensure that they align to Pearson's standards. Our key suppliers performed well, with an average score of 57.3/100 (average supplier's score of 44.9/100). We engaged poorly performing suppliers to implement corrective actions, and they will be reassessed. Our educational environmental material is available to help them progress.

— Our own sustainability performance was assessed by EcoVadis, and we scored in the top 11% of our industry, earning a Silver medal. We also received a B score across our CDP (formerly the Carbon Disclosure Project) responses, which includes the areas of climate, forest and water.

— We mapped the emissions of our top 50 suppliers assessed by a third party, as described below.

Driving operational change

Operational actions

Carbon emissions awareness and environmental considerations are progressively being embedded into most aspects of Pearson's operations. Seeking to align our business and investments with low carbon, we have provided carbon data at divisional level, to enable decision-making by senior executives with oversight of internal P&Ls. We are also integrating key environmental criteria such as Greenhouse Gases (GHGs) emissions into our product design and development processes. This will help us analyse the carbon footprint (including scope 3) of our digital products as our portfolio continues its transition from print to online.

Employee awareness and engagement actions

Achieving our climate goals will naturally require engagement throughout Pearson. The executive team's commitment to our climate agenda has been a key enabler for the implementation of our plan going forward. But equally, employee engagement is critical to the success of any sustainability programme. See page 33 to see how during 2023 we aim to integrate sustainability into learning and development activities in our people strategy.

Strengthening governance

We describe in detail the steps we have taken to strengthen our governance of climate change in our TCFD report see page 39. Our Net Zero Steering Committee is responsible for implementing our climate action plan, based on the key principle that Pearson's operating units have ownership of targets and include decarbonisation as a core business objective. Work is also underway to assess the most effective long-term investment options in high-quality environmental projects to enable Pearson to meet its net zero goal by 2030.

Resource use

Our digital growth is much less reliant on raw materials such as paper, and more dependent on green energy for improving our footprint. Our renewable energy is purchased through green energy tariffs or renewable energy certificates (RECs) in the country of consumption. This accounts for 99% of our electricity use.

During 2022, we have seen an increase in our water and waste data for the year. Our total water consumption was 538,556 m3 (2021: 152,702 m3); and there were 1298t of waste generated (2021: 875t) A bounce back in operations, and our estimations methodology are the main drivers behind this sharp upward trend. Pearson reports estimated water and waste in some of its properties by applying an intensity ratio per sqm based on all actual data available. This year, we extended the scope of sites with actual data that are included in 2022 figures.

Investing with purpose

Social bond

In 2022, we allocated the remaining £110m of the £350m education bond we launched in June 2020 in support of Pearson Connections Academy. Connections Academy is a tuition-free online public school that provides a lifeline to learners who need an alternative to a traditional 'bricks and mortar school' and who may otherwise miss out on a formal education. We have so far supported over 100,000 learners, with 94% of learners completing their course. The net promoter score for Connections Academy was also up in 2022 (2022: +67; 2021: +62), indicating how important a role it plays in students lives. Our latest Education Bond report provides more information and can be found on our website: https://plc.pearson.com/en-GB/investors/debt-investors/social-bond-framework.

Investing in our global communities

Learning outcomes are closely linked to the prosperity of local communities. Pearson continues to lend its support to people impacted by the conflict in Ukraine, and as part of our commitment, we provided financial and in-kind support to make a difference in the lives of those affected by the hostilities.

Through our match-giving programme, employees rallied behind three global charitable organisations delivering in-country and refugee relief in Ukraine and surrounding countries: the International Rescue Committee (IRC), World Central Kitchen, and the International Committee of the Red Cross (ICRC). Pearson made an initial £1 million donation, and our colleagues made over 1,400 donations to those organisations, totalling £130,000. Pearson matched their donations, providing a further £130,000.

In addition to grant giving, our in-kind donations included providing free access to electronic materials, for example, launching a webpage where teachers can find information on Pearson's support for Ukrainian refugee students by offering free materials (subject to legal restraints). Pearson and the charity Talent Beyond Boundaries have also partnered to offer free English language tests to refugees. Over 600 refugees have so far benefited from the partnership.

Earth Day campaign

For Earth Day 2022, we highlighted to both our consumers and colleagues the actions we are taking at Pearson to reduce our own carbon emissions, leading responsibly for a better planet.

Rankings and recognition

FTSE 4 Good Index

Pearson remains a constituent of the FTSE 4 Good Index series.

Human Rights Campaign (HRC)

Pearson was named to the HRC Corporate Equality Index.

Dow Jones Sustainability Indices (DJSI)

Pearson is a constituent of the Dow Jones Sustainability Indices (DJSI), and member of the 2022 Sustainability Yearbook.

Stonewall WEI

Pearson is recognised as a Stonewall Top 100 company for LGBT+ inclusion. For 2022, we ranked 19th.

Disability: IN

Pearson was named to DE&I Index with a 100 score in the US.

Clean200

Among the largest 200 public companies ranked by clean economy revenue.

Moody's ESG Solutions

Robust performance awarded by Moody's ESG Solutions.

MSCI ESG

As of 2022, Pearson received an MSCI ESG rating of AA.

Task Force on Climate-related Financial Disclosures

Summary

Our commitment to operate our business more sustainably is demonstrated by our ambitious target to reduce our absolute scope 1, 2 and 3 carbon emissions by 50% by 2030 (validated by the Science Based Targets initiative) using a 2018 baseline, and our goal to be net zero by 2030, with investments in carbon removal solutions.

Below we set out our climate-related financial disclosures compliant with the four Task Force on Climate-related Financial Disclosures (TCFD) recommendations, and 11 recommended disclosures in the 2017 report 'Recommendations of the Task Force on Climate-related Financial Disclosures', together with its subsequent annex and implementation guidelines.

We assess climate change risk as an integral part of our risk management process, and in 2022, we updated our assessment of the financial impact of climate risks and opportunities under multiple future climate change scenarios. This identified a number of physical and transitional risks as described below, however none of the risks identified were material or required further action beyond what the management teams are already planning. We concluded that while climate change was not a principal risk for Pearson for the year ending 31 December 2022, the climate transition continues to be an emerging risk due to its intensifying importance to all stakeholders.

In making this assessment, we considered the actions needed to achieve our commitment to net zero by 2030, as well as the strategic and financial impact of potential physical and transition risks. We concluded that these did not have a material impact on the carrying value of any assets and liabilities as at 31 December 2022, as we explain in further detail in note 1d. to the financial statements. During 2022, we also strengthened our governance of climate change, introducing a central steering committee and working groups to manage and execute our climate plans and actions.

To advance our net zero action plan, please see: https://plc.pearson.com/en-GB/purpose/our-esg-reporting. Our key priorities for 2023 are to drive further change within our supplier network, fully plan our emissions reduction strategies, and embed the cost of carbon into business planning decisions. We will also continue to develop climate-related opportunities such as new content and products that educate and inform Pearson's employees and customers on the threats and challenges from climate change. In 2024, we will also publish a standalone climate transition plan in alignment with the UK Transition Plan Taskforce.

Governance

The Board continues to have ultimate oversight of Pearson's climate change strategy and achievement of our targets. Sustainability forms part of the company's strategic non-financial KPIs, see page 18. The Board reviews progress against these targets six times per year. Daily responsibility is delegated to the Board's Reputation & Responsibility Committee (RRC). Members of the RRC include the Group Chief Executive and three Non-Executives Directors. Our Chief Legal Officer (the executive leader responsible for the development, monitoring and execution of Pearson's sustainability strategy) is a regular attendee. Reductions in Pearson's carbon footprint contribute to the annual incentive plan for all eligible employees within the organisation, as detailed on page 88.

The RRC meets three times a year to develop plans for delivering and embedding the sustainability strategy across the Group (including the climate strategy), monitor and track progress against plans, support Group leadership and functions on sustainability-related matters, and discuss recommendations for the Board. Had any significant actions arisen as a result of our assessment of the climate risks, these actions would have been taken for discussion and approval to the RRC.

During the year, we established additional management committees to communicate progress against climate-related issues and implement our climate transition plans as follows:

— A steering group (meeting quarterly and including our Chief Financial Officer, Chief Legal Officer and Head of Procurement) which oversees our overall carbon reduction plan and objectives. The outcomes of the committee are subsequently shared with Executive Management.

— Working groups (meeting monthly) which oversee our key drivers of carbon reductions both at a central and individual business level, and ensure actions and change are being implemented successfully.

The sustainability team regularly reports on the work of these committees into the RRC. For examples of topics the RRC discussed during 2022 and what decisions were made, please see the governance section of this report on page 53.

Risk Management

Our organisational risk management process provides a framework for identification and analysis of, and response to, various forms of risk, including emerging regulatory requirements related to climate change. It establishes tolerances for risk and creates processes intended to mitigate, monitor and manage risks within these thresholds. Climate-change-related risks are reviewed as part of the full-year review of the Group's risk profile.

Climate change does not represent a principal risk for Pearson, but we have identified the climate transition as an emerging risk. Emerging risks are those which we believe are well mitigated in the short term, but may represent a future opportunity or threat. The relative significance of climate-related risks in relation to other risks can be found on pages 40-41 of the risk management report.

During 2022, the results of the latest scenario analysis, conducted by specialist consultancy, ERM, and described below, were discussed at the steering group and the RRC, and shared with the Pearson executive management team for inclusion in its long-term strategic planning.

Strategy

Pearson's shift from physical publishing to digital media continues to shape our environmental footprint. During our baseline year (2018), our physical book value chain was the largest contributor to our carbon emissions. Since then, the key elements of book production (paper, printing and distribution) have declined sharply and accounted for only 19% of our carbon footprint in 2022; we expect this trend to continue. This year, we have reduced our emissions by 33% against our 2018 baseline, while our products and services reached more than 160 million users around the world.

Sustainability *continued*

For a description of how we are driving learning for everyone with our products please see page 32 of this report.

Amid this digital transformation, we commissioned the specialist consultancy ERM to undertake a climate risk assessment to identify and quantify the potential impacts of climate change risks and opportunities on our businesses, strategy and financial planning. The analysis ran across multiple time periods up to 2050, to help us assess the speed of impact on our business model of various scenarios, and to reflect the critical future dates for reducing carbon emissions.

The physical risk of Pearson's business was assessed using both the RCP 2.6 scenario (low GHG emissions that keep the world below 2 °C warming by 2100, aligned to current commitments under the Paris Climate Agreement), and the RCP 7 scenario (high GHG emissions with average warming greater than 3 °C by 2100). Six physical assets were assessed for exposure to material physical risk. These were chosen because they represent a sample of assets providing a range of critical Pearson services that, if disrupted, could result in delivery failures caused or aggravated by climate physical risks. Each physical hazard was mapped on a materiality matrix and changes in materiality from 2022 present day to 2050 were projected.

The analysis concluded that Pearson's business is moderately vulnerable to climate change from physical risks in the medium and long term. The main areas of exposure are climate-change-driven extreme heat and water scarcity which may affect the operations of cloud-based data centres that play a central role in our business strategy. Some of Pearson's physical locations, such as testing centres, are also moderately vulnerable to wildfires or flooding that could impact normal business operations. However, we have business contingency plans, including insurance, in place to reduce our potential financial exposure to such impacts.

The transition risk of Pearson's business was also assessed, using four scenarios from the IEA's World Energy Outlook 2021, (WEO-2021). The analysis concluded that Pearson is minimally vulnerable to transition risk in the 2030 time frame, but risk increases for longer time horizons across all risk categories. The main transition risks include the reputational risk associated with the use of carbon offsets, and the increasing cost of carbon and ethically sourced paper.

All of the above risks are largely mitigated by the opportunities also identified in the analysis. They include the further digitisation of our business, developing climate-related educational content and services, and adopting more ambitious reduction plans as discussed in pages 36-38 of this report.

Climate-related risks and opportunities

Risks/Opportunities	Scale of Risk/ Opportunity*	Pearson actions
Physical risks		
Facility or data centre damage due to flooding and hurricanes	Time frame – short Likelihood – possible Magnitude of impact - low	· Shifting services to alternative locations or servers · Employees working from home (although this would cause an increase in office-based risk) · Insurance cover
Wildfire interruptions to in-person testing	Time frame – medium Likelihood – likely Magnitude of impact – low	· Shifting tests to alternative locations · Rescheduling tests · Moving to digital on-screen assessments · Insurance cover
Water scarcity: may affect Pearson globally, but Pearson's consumption levels are small overall	Time frame – medium Likelihood – likely Magnitude of impact – low	· Property updates · Consumption levels remaining minimal
Increased paper cost due to adverse weather events	Time frame – long Likelihood – likely Magnitude of impact – low	· Short-term pricing changes reflected in operational and strategic plans · Medium-term digital product/services alternatives will be available
Transition risks		
Increased service charges, reflecting building efficiency standards in the US and EU	Time frame – short Likelihood – likely Magnitude of impact – low	· Fixed lease agreements in the short-term · Selection criteria well above building efficiency minimal requirements for newly leased properties · Property strategy including reduction of property area, leasing/ sub-leasing and service charging · Flexible working policy
Procurement costs of sustainably-certified paper	Time frame – medium Likelihood – likely Magnitude of impact – low	· Paper use reduction based on ongoing digitalisation strategy, and availability of digital alternatives · Improved product design and greater pricing pass-through
Increased EU ETS price burden	Time frame – medium Likelihood – possible Magnitude of impact – moderate**	· Digitalisation assumes a lower ETS exposure level · Product design and pricing pass-through from pulp and paper mills
Reputational risks tied to offsetting	Time frame - long Likelihood - likely Magnitude of impact - low	· Active plans to reduce the amount of carbon sequestration/ offsets required: https://plc.pearson.com/en-GB/purpose/our-esg-reporting. · Currently developing offsetting strategy centred around portfolio of high quality activities and projects that remove carbon from the atmosphere. · Effective communication plans of net zero progress and sequestration strategy

Risks/Opportunities	Scale of Risk/ Opportunity*	Pearson actions
Opportunities		
Continuous decarbonisation of Pearson's products and operations through digitisation, energy efficiency, and flexible working policy		· Please refer to the Leading Responsibly section on pages 36-38 of this report
Increase in consumer demand for sustainability-related learning content		· Please refer to the Responsible and sustainable content section on page 32 of this report

* Impact scales:

Time frame	**Likelihood**	**Magnitude of Impact**
Short: within 5 years	Possible	Low: below £5m
Medium: between 5 – 10 years	Likely	Moderate: £5m - £20m
Long: more than 10 years		High: £20m or above

Time frames were selected in relation to our 2030 target date.

** Due to the nature of the risk, and the degree of external variables affecting the matter, it is difficult to meaningfully quantify the risk. However, if not managed effectively, costs associated with offsetting carbon emissions which cannot be fully reduced, may lead to decreased margins.

Metrics and targets

Our primary targets are to reduce our absolute scope 1, 2 and 3 carbon emissions by 50% by 2030 (validated by the Science Based Targets initiative) using a 2018 baseline; and our internal goal to be net zero by 2030. We have made good progress with our targets, achieving a 33% reduction in emissions since 2018. The Leading responsibly pillar on page 36 highlights the steps Pearson is taking to achieve our targets. Our full set of environmental data can be found in the ESG performance tables on pages 221-226, and categories of scope 3 emissions included in our targets are also detailed in our independent assurance statement, see https://plc.pearson.com/en-US/purpose/our-esg-reporting. Our emissions data can be summarised as follows:

Our emissions data

tCO$_2$e	2021*	**2022**
Scope 1	8,342	**4,622**
Scope 2 (location-based)	22,801	**29,034**
Scope 2 (market-based)	440	**182**
Scope 3	370,853	**362,473**
Total – location-based	401,995	**396,128**
Total – market-based	379,634	**367,276**
Intensity ratio – tCO$_2$e/sales (Scopes 1,2 market-based and 3)	110.7	**95.6**

* Figures have been restated to reflect acquisitions, disposals and data improvements, assured by an independent third-party, Corporate Citizenship..

Table of contents

Sustainability *continued*

Non-financial and sustainability statement

In accordance with Sections 414CA and 414CB of the Companies Act 2006, which outline requirements for non-financial reporting, the table below signposts to content in this strategic report, relevant to the management, performance and position of the company, and the impact of our activities in specific non-financial areas.

Non-financial matter and relevant sections of Annual Report	Page/Link Reference
Business model	Business model: Pages 16 & 17 Stakeholders: Pages 26 to 29 ESG-linked remuneration: Page 98
Environmental matters Climate Resource use	Policies: Addressed in the pages below, with full policies for Pearson Plc available at: https://plc.pearson.com/en-GB/corporate-policies Position and performance: Pages 30, 36-41 Risks/opportunities: Pages 36-41 KPIs: Pages 18, 221-226
Social and community matters Driving learning for everyone with our products Social engagement	Policies: Addressed in the pages below, with full policies for Pearson Plc available at: https://plc.pearson.com/en-GB/corporate-policies Position and performance: Pages 30-38 Risks/opportunities: Pages 30-38, 43-52 KPIs: Pages 18, 221-226
Employee matters Employee engagement Investing in talent Diversity, equity and inclusion	Policies: Addressed in the pages below, with full policies for Pearson Plc available at: https://plc.pearson.com/en-GB/corporate-policies Position and performance: Pages 30-38 Risks/opportunities: Pages 30-38, 43-52 KPIs: Pages 18, 221-226
Human rights matters Customer welfare (data privacy, security, and safeguarding) Empowering our people to make a difference Sustainable procurement	Policies: Addressed in the pages below, with full policies for Pearson Plc available at: https://plc.pearson.com/en-GB/corporate-policies Position and performance: Pages 30-38 Risks/opportunities: Pages 30-38, 43-52, 82-83 KPIs: Pages 18, 221-226
Anti-corruption and bribery matters	Policies: https://plc.pearson.com/en-GB/corporate-policies Position and performance: Page 82 Risks/opportunities: Pages 43-52, 82 KPIs: Page 226

Pearson has a wide range of policies that underpin our sustainability commitments, including:

— Pearson Code of Conduct

— Pearson Business Partners' Code of Conduct (Partner Code)

— Responsible Procurement Policy; and our Human Rights Statement

— Anti-Bribery and Corruption (ABC) Policy; Raising Concerns and Anti-Retaliation Policy

— Pearson's safeguarding principles (include data privacy/security)

— Global Content and Editorial Policy; Responsible Advertising Policy

The implementation of these policies are discussed throughout the report and in the prior sustainability section.

Risk

Risk management

Effective risk management is essential to executing our strategy, achieving sustainable shareholder value, protecting our brand, and ensuring good governance.

The table below sets out the Group's governance structure for risk management.

Plc Board (oversight)
— Responsible for the Group's strategy
— Approves the annual budget and long-range financial plans
— Determines risk appetite in line with Group strategy
— Conducts targeted reviews on key risks

Audit Committee (oversight)
— Provides oversight and assurance to the Board concerning the integrity of the company's procedures for identifying, assessing, managing, and reporting on risk
— Monitors and evaluates the Group's compliance and risk management processes and control programmes
— Approves the Group risk management framework
— Approves internal audit plans

Reputation & Responsibility Committee (oversight)
— Considers the company's impact on society and the communities in which Pearson operates, including ensuring that risk management processes are in place to manage relevant risks

Executive leadership (assessment and mitigation)
— Comprises the CEO, CFO, divisional presidents and functional heads (including finance, strategy, technology, direct to consumer, legal and HR)
— Accountable for ensuring that risks are mitigated in line with risk appetite
— Responsible for the execution of the Group's strategy
— Responsible for reviewing and approving the principal risks, mitigation plans and controls

Group risk function (support and report)
— Prepares the risk management framework
— Maintains the Group risk register and the list of principal risks
— Reviews risks with divisions to assess and monitor risk exposures
— Prepares a consolidated risk view for the executive leadership
— Provides oversight over Group risk management activity
— Reports to the Audit Committee on risks

Senior leadership (identify, assess and mitigate)
— Senior leadership within each business unit is responsible for implementing risk mitigations and reporting on net risk
— Risk committees within each division assess the principal risks and implement further sub-committees as appropriate for division-specific exposures

Technical specialists (identify, assess and mitigate)
— Functional leaders are supported by technical specialists who are responsible for risks that require corporate oversight
— Divisions are supported by expert risk management teams that provide operational support, guidance, policy and advice

Risk management experts (mitigation and assurance)
— Financial functions, compliance, controls, legal

The internal audit function
(Assurance)
The internal audit function is responsible for providing independent assurance to management and the Audit Committee on the design and effectiveness of internal controls, to mitigate strategic, financial, operational and compliance risks.

Personnel across the company are trained in risk management to identify, assess, mitigate and escalate risks.

The Board is ultimately responsible for reviewing management's assessment of the Group's principal risks and setting the Group's risk appetite.

Risk *continued*

Risk oversight

Risks are managed by members of the Pearson Executive Management team (PEM), either on a divisional basis or by function (as set out in the changes in and accountability for principle risks section on pages 45-50).

Risk owners conduct regular risk reviews with their leadership teams, consulting others where appropriate, including technical experts, either within their division or operating in one of the centres of expertise. Risk reports are shared with key stakeholders, including the Enterprise Risk Management team, and are discussed at PEM team meetings.

The Audit Committee has the delegated responsibility for reviewing the effectiveness of the Group's procedures for the identification, assessment, management, and reporting of risk.

Each division is expected to present an overview of its risk register to the Audit Committee at least annually and to provide an annual deep dive on key risks, supported by central risk team experts as required. Deep dive sessions are also held with enterprise-wide functions such as tax, treasury and cyber security.

The Audit Committee uses these deep dive sessions to understand the rigour of management's risk scanning and to challenge any judgements being made in response to risks.

The internal audit team provides independent assurance to the Audit Committee on the design and effectiveness of internal processes, to mitigate strategic, financial, operational and compliance risks. Internal audit plans are aligned to the principal risks but also consider other key risk areas and other assurances available. Plans are agreed in advance with the PEM team and the Audit Committee.

Risk environment

The Group operates in markets in educational content, assessments and qualifications where it has held leading positions over several years and where the businesses and markets have progressively become more digital.

Factors affecting the markets in which the Group operates include a growing number of digital learning providers, technological change, the level of education tuition fees, potential recessions in the UK and US, and the high level of inflation in these markets. The Group seeks to maximise the opportunities from changing market conditions while balancing its expansion with appropriate monitoring and understanding of associated risks.

Our Higher Education division serves learners in the US and internationally, and performance is dependent on enrolments, the competitive environment, and changes in consumption. The Higher Education division served around 18m learners in 2022; and, as expected, continued to see learners shift to digital methods of consumption. We saw growth in Pearson+ paid subscribers and our Inclusive Access offer, but declines in traditional delivery methods, particularly print and print/eText bundles.

The Group's Assessment & Qualifications business provides secure professional, clinical and academic examinations. VUE provides professional tests in a VUE test centre or online through proctoring. During 2022, VUE test volumes grew by 16%, with particularly strong growth in IT and healthcare. US Student assessments are typically awarded as large contracts by states and nation-states, making the political climate an important factor in performance in this area (quantified by Pearson under the heading accreditation risk). Performance in Clinical Assessment benefited from good availability of government funding in 2022.

Growth in the Group's Virtual Learning offering is expected to come mainly from demand for virtual schools, driven by a strong national brand and significant scale.

The strategies for our English Language Learning and Workforce Skills divisions anticipate significant growth. For Workforce Skills, success in the enterprise-focused Workforce Solutions area will be contingent on our ability to sell to enterprises and to provide employees with a consumer-grade learning experience, backed up by our ability to assess and verify skills. For English Language Learning, growth is expected to come from direct-to-consumer growth with Mondly, and through increased adoption of the Pearson Test of English, our market leading language learning assessment.

Risk identification and monitoring

Our risk identification processes follow a dual approach. Firstly, we take a top-down view which considers strategic risks relevant across the whole of Pearson. Secondly, we take a bottom-up approach at a divisional or functional level, to identify and assess a complete list of each business units risks, with key risks highlighted in management reporting and in each division's long range plan.

Detailed interviews are conducted throughout the year with each division to assist with risk assessment and management. Risks are then ranked according to their likely impact as principal risks, significant near-term risks, emerging risks, or other risks.

Classification as principal risks, significant near-term risks, and emerging risks

We define our principal risks as those which could have a significant and ongoing effect on the Group's valuation by reducing the demand for or profitability of its products and services. Effective management of these risks is essential to executing our strategy, achieving sustainable shareholder value, maintaining our reputation, and ensuring good governance. However, they do not comprise all the risks associated with our business, and are not set out in priority order. Additional risks not known to management, or currently deemed to be less material, may also have an adverse effect on our business.

Significant near-term risks are risks which could have a significant near-term cash impact or affect the Group's short-term results, but would not be expected to have a significant ongoing effect on company valuation.

Emerging risks are risks which we believe are well mitigated in the short term but may represent a significant future opportunity or threat. These include company-specific risks and risks affecting the macro economy.

Principal risks

The Board of Directors has undertaken a robust assessment of the current risks facing Pearson, in accordance with Provision 28 of the 2018 UK Corporate Governance Code. This assessment identified the following principal risks, as well as a number of emerging risks and risks which while more modest could have a significant near-term impact. For each of our principal risks, the tables below identifies:

— the change in the risk over the last 12 months

— movement and outlook for that risk

— management actions

— the link between the risk and Group strategy

— our risk tolerance

— examples of the risk

— risk 'contagion', i.e., the extent to which issues in one area could increase the risk in other areas

— assessed risk 'velocity', i.e., an indication of the speed at which a risk could materially impact the Group.

Accreditation risk

Description	Termination of accreditation due to policy changes or failure to maintain the accreditation of our courses and assessments by states, countries, and professional associations, reducing their eligibility for funding or attractiveness to learners.
Movement and outlook	The risk is at a moderate to high level, due to a desire to reduce and/or reform standardised testing in the UK, Australia and US, as well as increased global political risk. The outlook is for the risk to remain at a similar level for the foreseeable future.
Management actions	1. Continue to evolve and enhance security, data and governance standards to ensure the Group meets the required standards to be an accredited provider. 2. Complementary acquisitions to support movement into formative assessment. 3. Continue to grow full-service offering, including online proctoring. This helps to ensure the Group has products and services that can cater for customers many needs, especially in the global assessment market.
Link to strategy	Ensuring we can participate in satisfying the growing need for accreditation and certification.
Risk tolerance	Low – Pearson seeks to operate in stable, well-regulated markets with known requirements to be accredited, and then has a low tolerance for taking risks which may jeopardise that accreditation.
Examples of risks	Political and regulatory
Risk contagion	Accreditation risks are likely to have a financial impact but have limited risk of contagion.
Risk velocity	If there were to be major long-term changes in regulation, it is likely that these would occur over a multi-year period.

Capability risk

Description	Inability to meet our contractual obligations or to transform as required by our strategy due to infrastructure or organisational challenges.
Movement and outlook	This risk remains at a moderately high level, due to the execution risk associated with delivering the Group's strategy and high competition for talent, especially in the technology space. Key initiatives during 2023 include the launch of a new integrated product in workforce, realisation of synergies with our Mondly language learning offering, and the further development of functionality and content on Pearson+. The risk is expected to remain at a similar elevated level for the next 12 months as key new requirements of the strategy are implemented.
Management actions	1. Risk ratings are applied to each system and plans put in place to maintain system uptime, and recovery plans are in place in the event of downtime to allow customers to maintain as much functionality as possible or to get back online as soon as possible. 2. Each division conducts ongoing reviews of its key systems and implements updates and remedies where necessary. 3. Regular patching, activity, employee training and security measures such as multi-factor authentication help to ensure the stability and security of key Group systems. 4. The divisional structure allows decisions to be made by those closest to each market, to speed innovation and responsiveness. 5. The Group tracks employee engagement and has a significant focus on employee learning and development to help retain key talent. Senior management has undertaken leadership capability assessments and changes have been made to enhance capability, including new hires and development training. 6. Acquisitions such as Credly and Mondly have been made to build the Group's capability in key strategic areas, such as Workforce Skills and direct-to-consumer language learning.
Link to strategy	Capability relates to the three priorities to unlock growth: — Consumer-focused and data-led approach — Portfolio and organisational structure — Talent and culture
Risk tolerance	Medium – the Group aims to ensure it has the capability to deliver strategic objectives, requiring strong coordination and planning, but without stifling innovation.
Examples of risks	Business transformation and change Talent IT resilience
Risk contagion	Failures in capability could result in increased reputation and responsibility risk and failures to meet customer expectations.
Risk velocity	Failures of capability could impact within a six-month period.

Risk *continued*

Competitive marketplace

Description	Significant changes in our target markets could make those markets less attractive. This could be due to significant changes in demand or in supply which impact the addressable market, market share and margins (e.g., changes in enrolments, insourcing of learning and assessment by customers, open educational resources, a shift from in-person to virtual learning or vice versa or innovations in areas such as generative AI).
Movement and outlook	This risk continues to be significant in our Higher Education business due to declining enrolments and competition from non-mainstream publishers, including open educational resources. In our other divisions, the risk remains moderately high, due to the pace of innovation and increased competition, although market growth provides some mitigation.
	The risk is expected to remain elevated for the next 12 months, due to the level of competitor activity being observed, as well as continued investment in educational technology.
Management actions	1. The Group's Assessment & Qualifications and Virtual Learning businesses, as service businesses, have a particular focus on working in partnership with customers, including IP owners, to ensure that their needs are being met, resulting in high retention rates on the long-term contracts in place.
	2. The Group invests in emerging and maturing technologies to lead and respond to changes in market dynamics. Examples include online proctoring and digital-first scoring in assessments and qualifications, and virtual reality language learning in Mondly.
	3. The Group's strategy is to address learners wherever they choose to learn, reducing reliance on learners' choosing particular institutions. Direct to consumer offerings such as Mondly and Pearson+ can be accessed via smartphone by anyone, while the developing Workforce Skills division addresses learners in the workplace. This complements our existing businesses such as Higher Education and US Student Assessment where the Group is introduced to learners through their college or school.
	4. Competitive analysis is undertaken to monitor and respond to competitive threats, with decentralised teams able to mobilise quickly to maximise opportunities and manage risk.
	5. Subscription product launches, including Pearson+, improve the customer value proposition.
Link to strategy	We have identified three big global opportunities and associated marketplaces:
	— The rise in online and digital tools for schools and education
	— The workforce skills gap
	— The growing need for accreditation and certification
Risk tolerance	Medium – This is a strategic risk associated with successfully selecting attractive global opportunities and seizing them. Pearson seeks to lead the shift to digital ways of learning and consequently to maintain strong market positions.
Examples of risks	— Substitutes
	— Product differentiation
	— Consumer learning preferences
Risk contagion	Changes in the competitive marketplace could increase portfolio change.
Risk velocity	The changes in the global learning market over a four-year period are expected to be significant. The pace of these changes is uncertain but could be rapid, especially given the significant disruption and innovation since the spread of COVID-19.

Content and channel risk

Description	Failure to select content and delivery channels to conveniently deliver anticipated learning, resulting in loss of sales.
Movement and outlook	The risk remains at a moderate level. This is due to the increasing commoditisation of content, requiring continuing development of both content and the method of delivery to be able to provide differentiated products and services.
	The risk is expected to remain at a moderate level for the next 12 months, given the ongoing proliferation of methods for learners to choose for their learning and, the funding still available for educational technology businesses.
Management actions	1. Increasing use of interactivity and multi-channel content, particularly on Pearson+, including by offering podcast content and videos (Pearson+ Channels).
	2. Continuing focus on efficacy to ensure that Pearson products and services help the learner achieve better outcomes.
	3. Actions to reduce piracy and to manage and enforce intellectual property rights.
	4. Investment in acquisitions offering new methods for testing or delivering content.
Link to strategy	Managing content and channel risk helps achieve our offering of high-quality, affordable products which lead to better access and outcomes.
Risk tolerance	Medium – This is a strategic risk and Pearson should be rewarded for successfully developing and delivering products and services that consumers value. Some risk is accepted to ensure the consumer remains at the centre of what we do.
Examples of risks	— Intellectual property protection
	— Method of delivery
	— Balance of content creation and content purchased
Risk contagion	Failure to deliver high-quality and engaging products and services may have an impact on reputation and responsibility risks and on meeting customer expectations.
Risk velocity	Due to longer-term contracts or the time required for instructors, or consumers themselves, to learn how to use the new products and services, the impact of changes would have some short-term impact, but is more likely to be fully felt over the longer-term.

Customer expectations

Description	Rising end-user expectations increase the need to offer differentiated value propositions, risking margin pressure to meet these expectations and potential loss of sales if not successful.
Movement and outlook	The risk is still at a moderate level, with an expectation from consumers of an increasingly high-quality and engaging user experience.
	The outlook is similar for the next 12 months, with expectations rising in line with other industries.
Management actions	Consumer activity is reviewed via a network of Campus Ambassadors, as well as learner surveys, net promoter scores and external reports.
	Sales teams regularly meet with faculty members, and content and editorial surveys are completed.
	The group's direct to consumer offerings of Mondly and Pearson+ provide valuable insights about usage to help keep pace with changing customer expectations.
	Our service businesses conduct regular reviews with customers to ensure that their expectations are well understood and met and where gaps arise, steps are taken to address these concerns.
Link to strategy	Focus on direct to consumer will help to successfully meet customer expectations. Direct-to-consumer underpins our five business divisions.
Risk tolerance	Medium – This is a strategic risk and Pearson should be rewarded for successfully developing and delivering products and services that consumers value. Some risk is accepted to ensure the consumer remains at the centre of what we do.
Examples of risks	— Customer experience
	— Data architecture and usage
	— Accessibility
Risk contagion	Failure to produce products and services meeting customer expectations could also impact reputation and responsibility risks.
Risk velocity	Typically, one to three years, as long-term contracts run off.

Risk *continued*

Portfolio change

Description	Failure to effectively execute desired or required portfolio changes to promote scale or capability and increase focus on key divisional and geographic markets, due to either execution failures or inability to secure transactions at appropriate valuations.
Movement and outlook	The risk has increased in the last 12 months as the Group has made key strategic acquisitions such as Faethm, Mondly and Credly, which have been integrated within the company, and with the forthcoming acquisition of PDRI due to complete in H1 2023.
	The risk is expected to remain high in the next 12 months as these transactions are executed and the integration of recent acquisitions continues.
Management actions	1. Investment plans included in strategic plans, aligning requirements with divisional structure.
	2. An experienced Corporate Finance team to execute transactions, supported by a dedicated post-deal Operations team who oversee the integration and ensure that the required value is achieved.
	3. Pearson Ventures allows Pearson to take stakes in early funding rounds supporting growth through innovation stages that could potentially be leveraged for the wider Group.
Link to strategy	Portfolio and organisational structure to unlock growth.
Risk tolerance	Medium – The Group seeks to balance carefully the opportunity to achieve growth through increasing capability and/or scale with the execution risk of portfolio change.
Examples of risks	— Identification of requirements
	— Achieving value on acquisitions/disposals
	— Integration of acquisitions
Risk contagion	Failures in managing portfolio change could impact capability and the ability to meet customer expectations.
Risk velocity	The speed of achieving the full benefits of an acquisition will vary depending on the size and scope of the acquisition, but typically from six months for a simple small acquisition to two years for a larger complex transaction.

Reputation & responsibility

Description	The risk of serious reputational harm through failure to meet obligations to key stakeholders. These include legal and regulatory requirements, the possibility of serious unethical behaviour and serious breaches of customer trust.
Movement and outlook	The Group's aim is to operate in a highly reputable and responsible manner and so we intend to maintain strong mitigations to reputation and responsibility risks. However, numerous threats exist including from those who seek to do harm to the Group or to its customers, including nation-state actors, organised criminal rings, and ransomware attackers, so constant vigilance is required.
	The risk is considered to be at a moderate to high level, increased since the last year end due to the general increased proliferation of cyber security and data privacy events and the businesses increasing online presence as well as the complexity of navigating different regional regulatory environments.
	The Group has continued to implement and follow proposals made by the company's advisers in relation to a 2018 cyber security incident in connection with its AIMSweb 1.0 software, which resulted in a settlement with the US Securities and Exchange Commission (SEC), including an obligation to pay a civil penalty of $1 million agreed on 16 August 2021.
Management actions	1. Dedicated risk management teams throughout the organisation monitor and respond to key risks. These teams provide regular updates to senior management and report to the Reputation & Responsibility Committee or Audit Committee as relevant.
	2. All staff are required to undertake training on educational policy, how to identify cyber threats and data privacy, amongst other topics.
	3. The Group makes significant investments to ensure high levels of IT resilience and to ensure it has tools in place to repel cyber threats and safeguard customer information.
	4. Cyber security and data privacy are topics which are always reviewed as part of the divisional risk deep dive exercises undertaken and reported to the Audit Committee. This work highlights any issues which have arisen and the relative vulnerability of platforms and software.
	5. Strong financial controls are in place which are monitored by the controls steering committee and compliance teams as well as local management.
	6. Reviews are undertaken after incidents and significant near misses to allow lessons to be learned and any remedial actions put in place. Internal Audit are asked to provide assurance around remediation actions for key risks in a timely manner.
Link to strategy	Our reputation and commitment to behaving responsibly underpin our strategy to be a trusted partner for consumers, businesses and educators.
Risk tolerance	Low – the Group seeks to be a highly trusted consumer learning brand. Any significant failures could negatively affect our relationship with consumers today and in the future.
Examples of risks	— Compliance with laws and regulations
	— Cyber security
	— Data privacy
	— Safeguarding
	— Test failure
	— Use of third parties
Risk contagion	Significant failures in this area could increase Pearson's capability and accreditation risks and weaken our position in the competitive marketplace.
Risk velocity	Reputational risks could impact within a six-month period.

Risk *continued*

Changes in and accountability for principal risks

For each of our principal risks (shown in bold), the table below lists the accountable senior executive(s) for each sub-risk. Changes in accountability since 2021 are marked in the table:

Risks	Accountability	Change since 2021
Accreditation risk		
Political and regulatory	Chief Legal Officer and Divisional Presidents	No
Capability risk		
Business resilience	Chief Legal Officer and Divisional Presidents	Yes
Business transformation and change	Divisional Presidents and Chief Executive Officer	No
IT resilience	Divisional Presidents and Chief Information Officer	No
Safety and corporate security	Chief Legal Officer and Divisional Presidents	Yes
Talent	Divisional Presidents and Chief Human Resources Officer	No
Competitive marketplace risk		
Consumer learning preferences	Divisional Presidents	No
Market pricing	Divisional Presidents	No
Product differentiation	Divisional Presidents	No
Substitutes	Divisional Presidents	No
Content and channel risk		
Effective method of delivery (podcast, video, test, in-person, online)	Divisional Presidents	No
Intellectual property protection	Chief Legal Officer and Divisional Presidents	No
Products and services – effective investment in own and third-party content	Divisional Presidents	No
Balance of content creation vs content purchased	Divisional Presidents	No
Customer expectations risk		
Customer experience	Divisional Presidents	No
Accessibility	Divisional Presidents	No
Customer experience	Divisional Presidents and Chief Legal Officer	No
Data architecture and usage	Chief Data Officer and Divisional Presidents	No
Portfolio change risk		
Achieving value on acquisitions/disposals	Chief Financial Officer and Chief Strategy Officer	No
Identification of requirements	Chief Executive Officer, Chief Financial Officer and Chief Strategy Officer	No
Integration of acquisitions	Chief Financial Officer	No
Reputation and responsibility risk		
Compliance with laws and regulations	Chief Legal Officer and Divisional Presidents	No
Cyber security	Chief Information Officer	No
Safeguarding	Chief Legal Officer and Divisional Presidents	Yes
Test failure	Assessment & Qualifications, English Language Learning and Workforce Skills Divisional Presidents	No
Data privacy	Chief Legal Officer and Divisional Presidents	No
Use of third parties	Chief Financial Officer and Divisional Presidents	No

Significant near-term and emerging risks

The main near-term and emerging risks are shown in the table below, which also notes accountabilities and where the risk represents a change since the previous year.

Risks	Description	Accountability	Classification and change since 2021
Climate transition	Costs associated with offsetting carbon emissions which cannot be fully reduced may lead to decreased margins. Expectations around climate change commitments and measurements change on a regular basis.	Chief Legal Officer and Divisional Presidents	Emerging risk. No change.
COVID-19	The risk of future long-term COVID-19-related lockdowns affecting multiple Pearson major markets appears to be subsiding. These markets appear to have high levels of acquired immunity and the political desire for lockdowns has reduced. Consequently, while the risk remains it is seen as having less potential to have a significant impact.	Chief Executive Officer	Significant near-term risk. No change.
Inflation	High global inflation risks increasing the cost of production for Pearson, which the Group may not be able to fully pass on.	Chief Financial Officer and Divisional Presidents	Emerging risk. No change.
Recession	Recession in global markets could put pressure on school, enterprise and consumer budgets, reducing demand for our products and services. This has particular potential to negatively impact our English Language Learning and Workforce Skills divisions, unless disruption in the labour market encourages more people to retrain. Our Higher Education division has historically been counter-cyclical due to the link between unemployment and learning needs, although it is not known whether this will be the case in the future. Our Assessment & Qualifications and Virtual Learning divisions typically benefit from long-term contracts, often with state funding, and so are less likely to be affected in the short term.	Chief Executive Officer	New emerging risk.
Supply chain	Disruption at ports globally and challenges for suppliers may lead to business interruption if not fully planned for and mitigated.	Chief Financial Officer and Divisional Presidents	Emerging risk. No change.
Tax	The outcome of State Aid decisions and a potential risk in Brazil could lead to significant one-off costs or benefits in the near-term.	Chief Financial Officer	Significant near-term risk. No change.
War in Ukraine	This has resulted in sanctions being imposed on Russia by numerous countries, and as a result the Group closed it's Russian operations during 2022. Pearson's operations in Ukraine are small and so any related disruption would be expected to have an immaterial impact on Group sales, profits and cash. However, an escalation of the conflict could lead to a material risk if extended beyond those countries.	Chief Executive Officer	Emerging risk. No change.

Risk *continued*

Risk assessment of prospects and viability

Corporate planning process

The Board assessed the prospects of the company using the company's long-range plan, reviewing going concern over the period to 30 June 2024 and viability to 31 December 2026. In 2021 a five-year strategic plan was produced with financials, which was revised and updated during 2022, to cover the remaining four-year period, as the group focusses on executing its strategy. Pearson's strategic planning process is discussed by the Board at least annually and represents the time over which the company can reasonably predict market dynamics and the impact of additions to the product portfolio.

The strategic plan takes account of a range of factors including market conditions, the likely impact of principal risks to the Group, product and capital investment levels, as well as available funding. Pearson's strategy and business model are discussed in more detail on pages 12-17.

Going concern

Disclosures relating to the going concern process can be found in the Director's report on page 120.

Viability assessment approach and outputs

Base case long term plan

In considering going concern and the viability of the company, the four-year plan was used as the base case model for assessment. Sales, profits, and cash are forecast to grow in the base case. Management's financial expectations by division are shown on page 21. Management would also expect the company to remain profitable and cash generative beyond the period of assessment.

Liquidity model

As 31 December 2022, the group had available liquidity of £1.4bn comprising central cash balances and its undrawn $1.19bn Revolving Credit Facility (RCF) which matures in December 2026. The RCF was reduced to $1 billion in February 2023 and the same time the documentation was updated to allow Pearson to request that the facility be extended by a further year. The first of these options is exercisable in December 2023 and the model conservatively assumes that only seven of the group's eight banks agree to extend the facility to February 2027. The model also assumes that the PDRI acquisition completes in H1 2023, and downside scenarios conservatively assume a further capital allocation outflow of £350m.

Severe but plausible downside model

A severe but plausible model was prepared based on the base case adjusted for the probability weighted impact of all principal risks as well as other significant risks. The net impact of the risks modelled was to reduce adjusted operating profit by around 30% in each year.

Under the severe but plausible downside case, the company would maintain comfortable liquidity headroom and sufficient headroom against covenant requirements during the period under assessment. That is, even before modelling the mitigating effect of actions that management would take if these downside risks were to crystalise. Such measures could include discretionary cost cutting measures, refinancing debt, reducing dividends, reducing the size of the theoretical capital outflow, and reducing investment.

Reverse stress test

A reverse stress test was modelled to determine the reduction in adjusted operating profit versus the plan that would be required to exhaust liquidity (as this was shown to require a lower profit reduction than would be required to breach covenants). The consequences of exhausting liquidity would mean that the Group would no longer be able to service its debt.

A reduction in adjusted operating profit of over £300m in each of the four years of the model would be required, significantly more than the severe but plausible model, before allowing for potential mitigation strategies available.

Conclusion

Based on the results of these procedures, and considering the company's strong balance sheet, the Directors have a reasonable expectation that Pearson will be able to continue in operation and to meet its liabilities as they fall due over the four-year period ending 31 December 2026. Further details of the Group's liquidity are shown in the 'Financial Review' page 24.

Below are the inputs included in the severe but plausible scenario.

Accreditation Risk
— Risks associated with potential political and regulatory changes in School Assessments
— Risks associated with potential political and regulatory changes in Virtual Schools
— Loss of Pearson Test of English recognition in Australia

Capability Risk
— Additional costs to recruit teachers and students due to market conditions
— Capability challenges in sales and technology reduce sales and result in increased costs

Competitive Marketplace
— Revenue declines in Higher Education due to enrolment and competition pressures
— Pearson Test of English declines due to lower immigration
— Competition from lower cost proctoring offerings

Content / Channel Risk
— Additional costs to ensure accessible content
— Loss of sales due to poor choice of content and/or channel

Customer Expectations
— Additional costs to provide higher than planned functionality and level of user experience

Portfolio Change
— Failure to achieve anticipated acquisition synergies

Reputation and Responsibility
— Potential cyber and data breaches negatively impacting reputation on an ongoing basis
— Potential safeguarding incidents negatively impacting reputation on an ongoing basis

Recession and inflation
— Potential for increased costs and lower sales because of a weak macro environment

Governance Report



Chair's Letter



"A focus on strategic clarity, operational discipline and sustainable success for the benefit of all stakeholders."

Dear shareholders,

It is a pleasure to introduce our Governance Report for 2022. In my first year as Chair, I have drawn great confidence from the disciplined approach to governance at Pearson, and the high calibre of our Board members. Their expertise and integrity have helped to cement our strong financial position in 2022 and to advance our purpose: to add life to a lifetime of learning.

Strategy and performance

The Board has been heavily engaged with the management team in overseeing the implementation of our growth strategy, with a particular focus on embedding operational discipline around the new business divisions. This has helped to 'right-size' the business and achieve significant efficiencies that have accelerated our margin improvement expectations.

A highlight of 2022 was the completion of the first year of Pearson+. With 4.8 million registered users in that full calendar year, it is an important milestone in our journey to realise a digital ecosystem for lifelong learning. Developing our workforce skills strategy has been another priority for the Board in 2022. With more than 2,000 enterprise learning clients, it is the next big opportunity for Pearson to support employers and employees through Assessment & Qualifications, Workforce Skills, and English Language Learning.

The Board also continued to reshape and refine Pearson's portfolio in support of our strategy through both acquisitions and divestitures. In 2022, we acquired consumer language learning app Mondly, a cornerstone of our direct to consumer approach in English Language Learning – you can read more about this acquisition and the Board's considerations in relation to it on page 69. Another consumer-focused acquisition was the digital credentials platform Credly, through which we are tapping into the vast and growing focus for learners to be able to evidence their achievements and progress through digital certification. It is also valued by employers to encourage skills development in their workforces and has issued more than 50 million credentials, with some 70,000 new joiners a week. Additionally, the Board oversaw the sale, through a number of transactions, of much of our K-12 publishing businesses in international markets.

The Board was instrumental in assessing and responding to three unsolicited takeover approaches to the company from investment firm Apollo Global Management. After careful consideration, the Board voted unanimously to reject the approaches as we believed they all significantly undervalued the company. We thank you, our shareholders, for your support in the Board's position.

The Board continued to pay close attention to maintaining a strong financial position, which enabled us to increase the dividend in 2022, in line with our progressive dividend policy. We were also able to launch a £350m share buyback programme, while remaining well placed to pursue strategic opportunities as they arose, such as the announcement in December of our proposed acquisition of Personnel Decisions Research Institute (PDRI), which we look forward to completing subject to receiving the relevant clearances.

As part of monitoring execution and performance, the Board regularly receives a dashboard that allows Directors to monitor progress on Pearson's financial and strategic priorities, supported by agreed indicators and milestones identified as key measures of performance. While we work to embed the strategy, we will continue to refine this dashboard to ensure it includes the right key performance indicators (KPIs) to monitor our progress. You can read more about those KPIs on page 18 of this annual report.

The Board's oversight of performance and risk is underpinned by the excellent work of our Audit Committee, which you can read more about on pages 80-87, including a number of strategic risk deep dives and a particular focus on data privacy and cyber security, as well as overseeing the important matter of our external audit transition in 2022.

Sustainability, stakeholder engagement and culture

As the world's leading learning company, Pearson recognises its enormous potential to make a positive impact on people and the planet, as outlined in our environmental, social and governance (ESG) framework, which you can learn more about on page 30. The Reputation & Responsibility Committee has primary responsibility for monitoring and inputting into Pearson's sustainability strategy and initiatives on behalf of the Board, with more on this described in the Committee's report starting on page 78.

Understanding the views and priorities of all our stakeholders is key to running a successful, sustainable company that meets the needs of learners, educators, governments and employers. You can read more about the Board's engagement activities in the section Understanding our stakeholders on page 67. The Board has engaged extensively with our larger shareholders regarding Pearson's proposed new Directors' remuneration policy to be tabled to shareholders at the 2023 AGM. More information on remuneration and the Board's engagement work, through the Remuneration Committee, is included in the Directors' remuneration report starting on page 88.

Our Employee Engagement Network remained a valuable forum for the Board to hear employee views in 2022, supported by our Board members Sherry Coutu and Annette Thomas. Read more about this engagement, and plans for evolving the Board's engagement with the workforce, on page 68. Promoting a diverse and inclusive workforce environment throughout Pearson remains a Board priority and relevant KPIs form part of the regular dashboard reviewed by the Board. We have accelerated our progress on improving our workforce diversity, but we also recognise there is more to be done.

Talent development and succession planning are also ongoing themes in the work of the Board and its Committees, and the Board runs a mentoring programme to support senior talent. The Board has been working with Ali Bebo, Pearson's Chief Human Resources Officer, to assess our culture and employee engagement levels. It is also supporting the executive management team to drive a culture of performance and accountability throughout the organisation, which is covered in more detail on page 65.

Board composition, succession and evaluation

As a Board, we pride ourselves on the diverse backgrounds, perspectives and skill sets of our Directors, whose range of expertise includes digital and direct to consumer strategy and business models, sustainability, education and workforce learning, and leadership of global, complex organisations through periods of transformation and disruption, as well as, of course, financial acumen. I am excited to contribute my own leadership experience from Twitter, Google and other tech businesses. You can read more about the Board's skills and experience on page 75.

New appointments during 2021 and 2022 significantly enhanced the diversity of our Board, as you can see on page 59. We will continue to monitor the Board's composition to ensure we maintain the range of skillsets and perspectives needed to support the company's strategy and complement our succession planning.

I would like to take this opportunity to thank my predecessor Sidney Taurel, who led Pearson with distinction for six years, steering its restructuring and digital transformation. Under his tenure, Pearson became a more streamlined, agile and interconnected company, and he leaves us with a strong strategy and a balance sheet primed for growth.

Likewise, on behalf of all Directors I extend our gratitude to Linda Lorimer, who reached nine years with the Board in 2022 but, as explained last year, has stayed on until the 2023 AGM to support a smooth handover to our new Board members. As Chair of the Reputation & Responsibility Committee and a member of the Audit Committee, Linda has been a resounding voice of wisdom and independent judgement, supported by her insight from 40 years serving in higher education. We send Linda our very best wishes for the future. I am delighted that Annette Thomas has agreed to succeed Linda as Chair of the Reputation & Responsibility Committee.

Esther Lee joined the Board as a Non-Executive Director in early 2022, bringing significant experience through executive leadership roles with global consumer-facing brands. Already, she has made a strong contribution to the Board and as a member of our Remuneration and Nomination & Governance Committees. Both Esther and I greatly benefited from the induction processes organised for us upon joining Pearson, which are described further on page 70.

The Board is fully engaged in planning for future retirements, and closely monitors the evolution of skill sets needed to drive the company forward. More detail about the Board's succession planning can be found in the Nomination & Governance Committee report on pages 74-77.

I was pleased to lead the annual Board evaluation process in 2022, which is described on pages 71-73. This provided a wonderful opportunity for me to obtain an overall picture of the Board's dynamics and views. We have a robust governance approach that will be the bedrock of delivering our strategy. At a time of pivotal strategic development for the company, I have worked with the Board to assess Board and Committee cadence, to empower the Committee Chairs to drive their agendas and to support the Board's opportunities to engage in rich strategy discussions, while also ensuring a focus on operational excellence.

As part of this, we have reviewed the remit of each Committee and how we collaborate on organisation-wide topics, such as culture and sustainability – more detail on the Board and Committees' collaboration on ESG oversight is set out on page 66, as part of our explanation of how the Board is kept informed on relevant matters.

Conclusion

I hope this report explains clearly to you how Pearson is run and how we align governance and our Board agenda with our strategic direction. Shareholders are always welcome to put their questions or feedback to us, either via our website (www.pearsonplc.com) or at our AGM. Once again this year, shareholders will be able to join us and vote at our AGM either in person or virtually. Details will be included in the forthcoming AGM notice.

It only remains for me to thank our shareholders for their continued support and interest in this fantastic company. It has been a privilege to step into the role of Chair and I look forward to maintaining our stakeholders' confidence as we seek to capture Pearson's enormous growth potential as a lifelong digital partner for learners everywhere.

Omid Kordestani

Chair

Compliance with the UK Corporate Governance Code

The principles set out in the UK Corporate Governance Code (the 'Code') emphasise the value of good corporate governance to the long-term sustainable success of listed companies. The Pearson Board is responsible for ensuring that the Group has in place appropriate frameworks to comply with the Code's requirements. This governance report and the strategic report set out how Pearson has applied the principles of the Code throughout the year.

The Board believes that during 2022 the company was in full compliance with all applicable principles and provisions of the Code, save that, as described last year, Pearson is not fully compliant with Provision 36 of the Code on the basis that the shares awarded under the Chief Executive's co-investment award made in 2020 are subject to a post-vesting holding period until 31 December 2023, rather than the total vesting and holding period of five years or more required by the Code. Further detail is provided in the Directors' remuneration report.

Leading the way

Pearson Board members bring a wide range of experience, skills and backgrounds which complement our strategy.

All Board members have strong leadership experience at global businesses and institutions. Our Board members' biographies illustrate the contribution each Director makes to the Board by way of their individual experience.

Key to Committees

- A Audit
- NG Nomination & Governance
- RR Reputation & Responsibility
- R Remuneration
- ○ Committee Chair

Current notable commitments reflect other listed company directorships and full-time or executive roles.

NG



Omid Kordestani

Chair
Aged 59

Appointment

First appointed to the Board 1 March 2022
Chair since 29 April 2022

Skills and experience

Omid is an international businessman who serves on the boards of Klarna Bank AB and Klarna Holding AB and is a Council Member for Balderton Capital. He was Executive Chair of Twitter, Inc. between October 2015 and May 2020, and a Board Member until October 2022. From August 2014 to August 2015, Omid served as Senior Vice President and Chief Business Officer at Google and previously from May 1999 to April 2009 as Senior Vice President of Global Sales and Business Development. From 1995 to 1999, Omid served as Vice President of Business Development at Netscape Communications Corporation. Prior to joining Netscape Communications Corporation, Omid held positions in business development, product management and marketing at The 3DO Company, Go Corporation and Hewlett-Packard Company.

RR



Andy Bird, CBE

Chief Executive
Aged 59

Appointment

First appointed to the Board 1 May 2020
Chief Executive Officer since 19 October 2020

Skills and experience

Andy has a long and distinguished career spanning over 35 years in the media industry, and he is an accomplished, strategic leader of global consumer content businesses.

Most recently, he spent 14 years working for The Walt Disney Company, joining the business as President of Walt Disney International in 2004 before being appointed Chair in 2008. He held this role for a decade, during which time he transformed the organisation into a digital-first, direct to consumer business, focused on serving the diverse needs of customers around the world. In addition, Andy worked to establish the iconic brand in China, through the creation of Disney English, teaching English language to local families through immersive learning experiences.

Prior to Disney, Andy worked in a number of senior positions at AOL Time Warner, and spent the earlier part of his career at Piccadilly Radio, Virgin Broadcasting Company, BSB Music Channel, Big & Good Productions, and Unique Broadcasting.



Sally Johnson

Chief Financial Officer
Aged 49

Appointment

Chief Financial Officer since 24 April 2020

Skills and experience

Sally joined Pearson in 2000 and has held various finance and operations roles across the business, both at a corporate level and within the divisions, including The Penguin Group. She brings to the Board extensive commercial and strategic finance experience as well as expertise in transformation, treasury, tax, risk management, business and financial operations, investor relations and mergers and acquisitions. She has held various senior-level roles across the business, most recently as Deputy CFO of Pearson. Sally is a member of the Institute of Chartered Accountants in England and Wales and trained at PricewaterhouseCoopers. She was also a Trustee for the Pearson Pension Plan from 2012 to 2018.

R NG



Sherry Coutu, CBE

Non-Executive Director
Aged 59

Appointment

Non-Executive Director since 1 May 2019

Skills and experience

Sherry is a seasoned non-executive director with extensive plc experience in the financial services, technology, and education sectors where she has held numerous senior leadership positions, including Chair, Senior Independent Director, and Chief Executive Officer. Prior to her portfolio career, Sherry founded several technology companies and invested in 70 companies and five venture capital firms.

Presently, Sherry serves as the Chair of Workfinder, a technology start-up specialising in AI-based recruitment services, and Raspberry Pi, a computer company. Sherry's previous non-executive director experience includes the London Stock Exchange Group plc, DCMS, Zoopla plc, and RM plc. She has also served on the Advisory Boards of LinkedIn, the National Gallery, the Royal Society, and NESTA.

R NG



Esther Lee

Non-Executive Director
Aged 64

Appointment

Non-Executive Director since 1 February 2022

Skills and experience

Esther brings significant experience to the Pearson Board through her prior executive leadership roles in developing customer strategies to drive growth, global marketing and branding; driving digital transformation; and building high-performance teams.

She has a long track record of senior leadership roles working for global consumer-facing brands. Most recently, she served as Executive Vice President – Global Chief Marketing Officer at MetLife Inc. Previously, Esther served as Senior Vice President – Brand Marketing, Advertising and Sponsorships for AT&T, and she has served as CEO of North America and President of Global Brands for Euro RSCG Worldwide. Prior to that, she served for five years as Global Chief Creative Officer for The Coca-Cola Company.

Esther is a Board member at The Clorox Company where she chairs the Nomination & Governance Committee.

Current notable commitments

The Clorox Company (Non- Executive Director)

RR A



Linda Lorimer

Non-Executive Director
Aged 70

Appointment

Non-Executive Director since 1 July 2013

Skills and experience

Linda is currently a Senior Advisor at the Boston Consulting Group and has spent almost 40 years serving higher education. She retired from Yale in 2016 after 34 years at the university where she served in an array of senior positions, including Vice President for Global and Strategic Initiatives. She oversaw the development of Yale's online education division and the expansion of Yale's international programmes and centres. During her tenure, she was responsible for many administrative services, ranging from Yale's public communications and alumni relations to sustainability, human resources, and the university press. She also served on the boards of several public companies, including as Presiding Director of the McGraw-Hill companies. Linda is a member of the Board of Yale New Haven Hospital, where she chairs the Nomination & Governance committee. She also remains on several consequential advisory committees at Yale University.

A RR



Graeme Pitkethly

Non-Executive Director
Aged 56

Appointment

Non-Executive Director since 1 May 2019

Skills and experience

Graeme is the Chief Financial Officer and a Board member of Unilever. He joined Unilever in 2002 and, prior to his appointment as the CFO, was responsible for its UK and Ireland business. He also held a number of senior financial and commercial roles within Unilever and spent the earlier part of his career in senior corporate finance roles in the telecommunications industry. Graeme served as Vice President of Financial Planning and Vice President of Corporate Development at FLAG Telecom and started his career at PricewaterhouseCoopers. Graeme is a Vice Chair of the Task Force on Climate-Related Financial Disclosures, a Member of the Strathclyde University Centre for Sustainable Development and is a Chartered Accountant.

Current notable commitments

Unilever plc (Chief Financial Officer)

Board of Directors *continued*



Tim Score

Deputy Chair and Senior
Independent Director
Aged 62



Annette Thomas

Non-Executive Director

Aged 57



Lincoln Wallen

Non-Executive Director

Aged 62

Appointment

Non-Executive Director
since 1 January 2015

Senior Independent Director
since 30 April 2021

Deputy Chair since 29 April 2022

Non-Executive Director
since 1 October 2021

Non-Executive Director
since 1 January 2016

Skills and experience

Tim has extensive experience of the technology sector in both developed and emerging markets, having served for 13 years as CFO of ARM Holdings plc, the world's leading semiconductor IP company. He is an experienced Non-Executive Director and was appointed as a Non-Executive Director of Bridgepoint Group PLC in 2021, alongside his roles as Chair of The British Land Company plc, a Non-Executive Director of the Football Association, and a Trustee of the National Theatre. Tim has garnered extensive financial and listed company experience during previous and current positions. He served on the board of National Express Group plc from 2005 to 2014, including time as interim Chair and six years as SID. Earlier in his career, Tim held senior finance roles with Rebus Group, William Baird, LucasVarity plc and BTR plc.

Current notable commitments

The British Land Company plc (Chair), Bridgepoint Group PLC (Non-Executive Director)

Annette has a 25-year track record in leading global publishing and data analytics businesses, across academic, educational and consumer media verticals. Most recently, she served as CEO of Guardian Media Group, a position she held until June 2021. Prior to this, Annette was CEO of the Web of Science Group at Clarivate Analytics, a data, analytics and software business focused on research and higher education. She has also served as CEO of Macmillan Publishers and led the digital and global transformation of Nature Publishing Group.

She currently serves as Senior Advisor to General Atlantic. Her previous non-executive experience includes serving as a Trustee of Yale University, Non-Executive Director at Clarivate Analytics (2017), and as a Board member for Cambridge University Press and Cambridge Assessment (2019-2020). She has also previously acted as an advisor to Creative Commons and Bain Capital.

Lincoln has extensive experience in the technology and media industries, and is currently CTO of Improbable, a technology start-up supplying next-generation cloud hosting and networking services to the video game industry. Lincoln was CEO of DWA Nova, a software-as-a-service company spun out of DreamWorks Animation Studios in Los Angeles, a position he held until 2017. He worked at DreamWorks Animation for nine years in a variety of leadership roles including CTO and Head of Animation Technology. He was formerly CTO at Electronic Arts Mobile, leading their entry into the mobile gaming business internationally. Lincoln is a Non-Executive Director of the Smith Institute for Industrial Mathematics and Systems Engineering, and Varjo, a manufacturer of augmented, virtual and mixed reality headsets for professionals. His early career involved 20 years of professional IT and mathematics research, including as a Reader in Computer Science at Oxford.

Current notable commitments

Improbable
(Chief Technology Officer)

Board composition

Gender



● Female   ● Male

Ethnicity[1]



● Asian/Asian British   ● Mixed/Multiple ethnic groups   ● White

Nationality



● American   ● American/British   ● British   ● Canadian

Tenure



● Under 3 years   ● 3-6 years   ● Over 6 years

This data reflects Directors in office as at 31 December 2022. To learn more about Board diversity, please see page 76. For diversity data in the format prescribed by LR 9.8.6R(10), please see page 225.

1. Ethnicity categories are based on the UK's Office for National Statistics classification.

Independence of Directors

All of the Non-Executive Directors who served during 2022 were considered by the Board to be independent for the purposes of the UK Corporate Governance Code (the Code). The Board reviews the independence of each of the Non-Executive Directors annually. This includes reviewing their external appointments and any potential conflicts of interest, as well as assessing their individual circumstances in order to ensure that there are no relationships or matters likely to affect their judgement. In addition to this review, each of the Non-Executive Directors is asked to provide confirmation of their independence on an annual basis (as defined by the Sarbanes-Oxley Act, the New York Stock Exchange (NYSE) listing rules and the Code).

In January 2024, Mr Score will reach nine years' service on the Pearson Board. Upon or in anticipation of attainment of nine years' service by any Non-Executive Director, the Board undertakes an assessment to satisfy itself as to the continuing independence of that Director. The Nomination & Governance Committee gave particular consideration to Mr Score's independence in March 2023 ahead of proposing to shareholders that he be re-appointed for a further year at the forthcoming Annual General Meeting, recognising that he will reach nine years' service during the coming year, if re-elected. In doing so, the Committee assessed the degree of objective judgement and constructive challenge demonstrated by Mr Score, and confirmed that his skills, experience and knowledge contribute to productive Board discussions. Accordingly, the Board is satisfied that Mr Score remains independent, and that he continues to provide constructive challenge and hold management to account.

In accordance with the Code, Omid Kordestani was considered to be independent upon his appointment as Chair on 29 April 2022.

As originally described in the 2022 Notice of AGM, Linda Lorimer will be retiring from the Board at the 2023 AGM and will not be seeking re-election. In 2022, the Committee assessed Ms Lorimer's independence, having regard to, among other factors, the Financial Reporting Council's Guidance on Board Effectiveness, and concluded that Ms Lorimer remained independent. In assessment of her own independence, undertaken in February 2023 to address the requirements of the NYSE, Sarbanes-Oxley Act, and the Code, Ms Lorimer did not declare any matters which may cause her independence to be questioned.

The Directors can obtain independent professional advice, at the company's expense, in the performance of their duties. All Directors have access to the advice and services of the Company Secretary, whose appointment and removal is a matter reserved for the full Board.

Pearson Executive Management (PEM)

Key
- ○ Internal appointment
- ◉ External appointment











Tom ap Simon ○

President – Higher Education and Virtual Learning
Aged 44











Appointment

Joined Pearson 1 December 2004

Appointed to the PEM 1 April 2021

Skills and experience

Tom has 19 years of international business and finance experience. At Pearson, he has led the Virtual Schools business, worked in finance for the emerging markets businesses and led M&A activity in the US. Previously, he worked in investment banking at RW Baird. Tom holds an MA in Economics and Politics from the University of Edinburgh.

Ali Bebo ◉

Chief Human Resources Officer
Aged 54

Appointment

Joined Pearson 13 December 2021

Appointed to the PEM 13 December 2021

Skills and experience

Ali is a senior executive with over 25 years of experience building culture for transformative business performance across multiple industries. Prior to joining Pearson, she was an officer and CHRO for Hologic, Inc., a global medical technology company. Prior to Hologic, she held various HR leadership roles with the specialty retail company, ANN INC. Ali earned her BA in Political Science from the University of California, Los Angeles.

Tim Bozik ○

Interim Chief Product Officer and Co-President, Direct to Consumer
Aged 61

Appointment

Joined Pearson 18 May 1998

Appointed to the PEM 23 May 2013

Skills and experience

Tim has more than 30 years of extensive leadership experience in higher education products and the business of delivering them at Pearson. Tim earned a Bachelor's Degree from the University of Notre Dame and currently serves on the Board of Directors for the Association of American Publishers.

Lynne Frank ◉

Chief Marketing Officer and Co-President, Direct to Consumer
Aged 56

Appointment

Joined Pearson 16 November 2020

Appointed to the PEM 16 November 2020

Skills and experience

Lynne has over 25 years of experience in the media industry. Previously, she has worked in companies such as WarnerMedia, ESPN/Disney and Turner Broadcasting. Lynne holds a degree in economics and business, and a certificate in corporate board governance from the University of California, Los Angeles (UCLA).

Gio Giovannelli ○

President – English Language Learning
Aged 50

Appointment

Joined Pearson 1 February 2014

Appointed to the PEM 1 April 2016

Skills and experience

Gio has over 25 years of international business experience, including four CEO roles in Brazil.

Previous board roles include BOVESPA-listed Natura and CVC Viagens. Gio graduated from Bocconi University, holds an Economics PhD and is an OPM graduate of Harvard Business School.

Mike Howells ◉

President – Workforce Skills
Aged 46

Appointment

Joined Pearson 1 December 2020

Appointed to the PEM 1 December 2020

Skills and experience

Mike has more than 20 years of international business experience. Previously, he has worked in the British diplomatic network and the UK Foreign, Commonwealth and Development Office. Mike holds a Master's degree in International Law from the University of Nottingham and an Anthropology degree from University College London.

Sulaekha 'Sue' Kolloru Barger ◉

Chief Strategy Officer
Aged 47

Appointment

Joined Pearson 16 May 2022

Appointed to the PEM 16 May 2022

Skills and experience

Sue has more than 20 years of global strategy and corporate experience. Previously, she held engineering roles at technology companies. Sue holds an MBA from The Wharton School at the University of Pennsylvania and a BSc in electrical engineering from the University of Ottawa in Canada. She has served on several non-profit boards and councils focused on diversity and STEM.

Cinthia Nespoli ○

Chief Legal Officer
Aged 42

Appointment

Joined Pearson 1 February 2014

Appointed to the PEM 21 May 2020

Skills and experience

Cinthia has over 19 years of international legal and compliance experience. Previously, she held leadership roles in legal and compliance at multinational companies. Cinthia was admitted to the Brazilian bar in 2004 and earned her law degree from Pontifícia Universidade Católica de Campinas as well as a post-graduate degree in tax law from Pontifícia Universidade Católica de São Paulo.

Art Valentine ○

President – Assessment & Qualifications
Aged 58

Appointment

Joined Pearson 23 January 2006

Appointed to the PEM 1 February 2022

Skills and experience

Art has more than 30 years of leadership experience in assessments, testing, and technology. Prior to his 16 years at Pearson serving as a senior leader of Pearson VUE and as Managing Director of Pearson Clinical Assessment, Art worked at Promissor, which was acquired by Pearson in 2006. Art earned his MS in Mathematical Science/Computer Science from the University of North Carolina Chapel Hill.

Marykay Wells ○

Chief Information Officer
Aged 60

Appointment

Joined Pearson 14 July 2014

Appointed to the PEM 16 March 2022

Skills and experience

Marykay has over 30 years of strategic planning and large, global technology transformation experience. Prior to joining Pearson, Marykay had CIO roles at Nortel, Tekelec (acquired by Oracle) and Extreme Networks. Marykay holds a BS degree in Computer Information Science from Clarkson University and is a member of the organising committee for the Accenture Women's Summit, Salesforce Advisory Board, Google Leadership Advisory, and a member of the Gartner Research Board.

PEM Composition

Gender



5
5
Female
Male

Ethnicity[1]

1
1
1
7
Asian/Asian British
Mixed/Multiple ethnic groups
Other ethnic group
White

Nationality



5
2
2
1
American
British
Italian/Brazilian
Canadian

External/Internal Appointment



6
4
Internal
External

These figures reflect the executive team excluding the Company Secretary. The Chief Executive and Chief Financial Officer have been excluded and are counted in the Board metrics on page 59. For diversity data in the format prescribed by LR 9.8.6R(10), please see page 225.

1. Ethnicity categories are based on the UK's Office for National Statistics classification.

Division of responsibilities

The Board

The Board has established four formal Committees. The Committees focus on their own areas of expertise, enabling the Board meetings to focus on strategy, performance, leadership and people, governance and risk, and stakeholder engagement, thereby making the best use of the Board's time together as a whole. The Committee Chairs report to the full Board at each Board meeting following their sessions, ensuring a good communication flow while retaining the ability to escalate items to the full Board's agenda, if appropriate.



Nomination & Governance Committee

Reviews corporate governance matters, including Code compliance and Board evaluation; considers the appointment of new Directors, Board experience and diversity; and reviews Board induction and succession plans as well as wider workforce engagement.

Reputation & Responsibility Committee

Oversees our sustainability and ESG framework, including progress towards our sustainable business strategy commitments. Works to assess and advance Pearson's reputation with stakeholders, including through the areas of branding, culture, employee engagement and values.

Audit Committee

Appraises our financial management and reporting and assesses the integrity of our accounting procedures and financial controls. The Committee also oversees risk, compliance and internal audit.

Remuneration Committee

Determines the remuneration and benefits of the Executive Directors and oversees remuneration arrangements for the Pearson Executive Management team, as well as monitoring remuneration policies for the wider workforce.

Chair

The Chair is primarily responsible for the leadership of the Board and ensuring its effectiveness. They ensure that the Board upholds and promotes the highest standards of corporate governance, setting the Board's agenda and encouraging open, constructive debate of all agenda items for effective decision-making. They regularly meet the Chief Executive to stay informed and provide advice. They also ensure that shareholders' views are communicated to the Board.

Chief Executive

The Chief Executive is responsible for the operational management of the business and for the development and implementation of the company's strategy, as agreed by the Board and management. They are responsible for developing operations, proposals and policies for approval by the Board, they promote Pearson's culture and standards, and they are one of the key representatives of the company to its external stakeholders.

Deputy Chair and Senior Independent Director

The Deputy Chair and Senior Independent Director supports the Chair on Board effectiveness and governance matters. This role includes meeting regularly with the Chair and Chief Executive to discuss specific issues, as well as being available to shareholders generally, should they have concerns that have not been addressed through the normal channels. The Deputy Chair and Senior Independent Director also leads the evaluation of the Chair on behalf of the other Directors.

Company Secretary

The Company Secretary advises on governance matters and compliance with Board procedures. They are responsible, under the direction of the Chair, for ensuring the Board receives accurate, clear and high-quality information, and has adequate time and appropriate resources to function effectively and efficiently. They also support the Chair in delivering the corporate governance agenda, and organise director induction, training programmes and the Board evaluation process.

Pearson Executive Management

The Pearson Executive Management team consists of the Chief Executive and their senior direct reports. They are the executive leadership group for Pearson and are responsible for delivering Pearson's strategy under clearly defined accountabilities and in line with agreed governance and processes.

Standing Committee

A Standing Committee of the Board is established to approve certain operational and ordinary course of business items such as banking matters, guarantees and intra-Group transactions. They also make routine approvals relating to employee share plans. Additional authority may be delegated on an *ad-hoc* basis, e.g. to approve and conclude corporate transactions.

Authorities and duties

The authorities and duties of the Board and its Committees, as well as the roles and responsibilities of key individuals on the Board, are clearly set out in writing. These documents are reviewed and approved by the Board on an annual basis and are available on the company's website (www.pearsonplc.com).

Board activities

The Board is deeply engaged in developing and measuring the company's long-term strategy, performance, culture and values. We believe that Board members provide a valuable and diverse set of external perspectives and that robust, open debate about significant business issues brings an additional discipline to major decisions.

The role and business of the Board

The key responsibilities of the Board include:

— overall leadership of the company and setting the company's values and standards, including monitoring culture and diversity, equity and inclusion (DE&I) initiatives

— reviewing and determining the company's strategy, including in relation to environmental, social and governance (ESG) matters, in consultation with management, assessing performance against the strategy and overseeing management's execution of it

— supervising major changes to the company's corporate, capital, management and control structures

— approval of all transactions or financial commitments in excess of the authority limits delegated to the Chief Executive and other executive management

— assessment of management performance, Board and executive succession planning and talent pipeline

— effective engagement with key stakeholders

Strategic planning and decision-making

The Board spends considerable time assessing whether any proposed action aligns with the strategy and future direction of the business, while taking into consideration sustainability and impact on our stakeholders. In addition, the Board regularly holds strategy discussions, whether in relation to the specific strategies of Pearson's five business divisions or the vision and wider strategy of the company as a whole, both of which enhance the Board's decision-making in shaping the company's strategic and financial plans.

The Board and Committees receive timely, regular and necessary financial, management and other information to discharge their duties. Comprehensive papers are circulated to Board and Committee members approximately one week in advance of each meeting. The Board receives a regular performance dashboard and key milestones report, together with updates from the Chief Executive and Chief Financial Officer. In addition to meeting papers, a library of current and historical corporate information is made available to Directors to support the Board's decision-making process. For items that require significant consideration and review in advance of a decision, such as the portfolio changes during 2022 in support of company strategy, the Board's discussions can take place over a number of sessions.

Board meeting focus during 2022

Strategy	Performance	Leadership & people	Governance & risk	Shareholder engagement
— Ongoing digital transformation	— 2021 preliminary results and annual report and accounts	— Talent review, pipeline development and succession planning	— Legal and regulatory governance compliance	— Investor relations strategy, updates, and share price performance
— Direct to consumer strategy	— 2022 operating plan performance, including interim results and trading updates	— Culture	— Data privacy and cyber security matters	— Shareholder issues and voting
— Pearson+ performance	— Regular dashboard and milestone reports	— DE&I initiatives	— Board and Committees' effectiveness evaluation	— AGM and related shareholder interactions
— Implementation of Group strategy	— Continuing review of forecasts	— Employee Engagement Network engagement and feedback	— Regular review and annual confirmation of conflicts of interest	— Feedback from Board member meetings with shareholders
— Oversight of Four-Year Strategic Plan and approval of 2023 annual operating plan	— Final and interim dividend proposals	— Employee survey assessments	— Approval of Committees' terms of reference	— Major shareholders and share register analysis
— M&A pipeline and post-acquisition reviews, as well as consideration, approval and regular updates of major transactions		— Purpose, vision, mission and values	— Approval of division of responsibilities between Chair, Deputy Chair and Senior Independent Director, and Chief Executive	
— Enterprise and ecosystem strategic update		— Workforce learning and development	— Risk management report	
— Data strategy				

Board activities *continued*

The Directors recognise their duties towards the shareholders and other stakeholders as set out in Section 172 of the Companies Act 2006, and a continued understanding of the key issues affecting stakeholders is an integral part of the Board's decision-making process. You can read more on pages 67-69 about how the Board engages with stakeholders and takes their views into account when making decisions.

Portfolio changes

The Board receives regular updates on portfolio and corporate finance activities throughout the year, including regular updates on live transactions (disposals, acquisitions and corporate joint venture activity) and outputs of periodic portfolio reviews. These updates can take the form of presenting key summaries of information in Board packs, or oral updates on key matters. These discussions are typically led by executive and divisional management, supported by the Corporate Development team and, where necessary, external advisers. Subsequently, once portfolio transactions have closed, the Board is also kept informed of the integration or transition progress, including post-acquisition reviews conducted to assess transaction success and any learnings to be taken for future projects. In 2022, such portfolio updates included the significant acquisitions of Credly, and Mondly (which you can read more about on page 69) and, subject to closing, PDRI, as well as a review of potential pipeline opportunities and the disposal, across several transactions, of our international courseware local publishing businesses.

Board meetings

The Board held six scheduled meetings in 2022, with discussions and debates focusing on the ongoing implementation and execution of the strategy, as well as other key strategic issues facing the company. Major items covered by the Board in 2022 are shown in the table on page 63. In addition to its scheduled meetings, the Board convenes as necessary to consider matters of a time-sensitive nature. In 2022, the Board also met on a number of additional occasions to consider the unsolicited approaches by Apollo Global Management. The Board welcomed the opportunity in 2022 to return to a fuller schedule of in-person meetings but, following its experiences during the pandemic, also continued to operate effectively in a virtual environment where needed.

Reflecting on the level and quality of engagement by the Board in 2022, the Board is satisfied that each Director contributed to Board discussions and demonstrated sufficient commitment to be able to meet their responsibilities. As shown in the table below, each of the Non-Executive Directors attended all scheduled Board meetings during 2022. In addition, the Nomination & Governance Committee confirmed in its annual assessment that each Director demonstrates the requisite level of commitment and contribution in accordance with Principle H and Provision 18 of the Code.

Board attendance

Directors are expected to attend all Board and Committee meetings, but in certain exceptional circumstances, such as pre-existing business or personal commitments, it is recognised that Directors may be unable to attend. In these circumstances, the Directors receive relevant papers and, where possible, will communicate any comments and observations in advance of the meeting for raising as appropriate during the meeting. They are updated on any developments after the meeting by the Chair of the Board or Committee, as appropriate.

Individuals' attendance at Board and Committee meetings is considered as part of the formal review of their performance. There was a high level of attendance by the Directors at Board and Committee meetings in 2022, as shown in the table to the right and in the Committee reports that follow.

Directors' commitments and conflicts of interest

Under the Companies Act 2006 (the 'Act'), the Directors have a statutory duty to avoid conflicts of interest with the company. The company's Articles of Association allow the Directors to authorise conflicts of interest. The company has an established procedure to identify actual and potential conflicts of interest, including all directorships or other appointments to, or relationships with, companies that are not part of the Pearson Group and which could give rise to actual or potential conflicts of interest. Additionally, in response to Provision 15 of the UK Corporate Governance Code, Pearson has developed internal guidance to be taken into account when considering changes to a Director's commitments, or when appointing a new Director, as well as formalising the Board approval process for such matters.

Once notified to the company, any potential conflicts and commitments are considered for authorisation by the Board at its next scheduled meeting or, where necessary in the interests of timeliness, by a committee comprising the Chair, Senior Independent Director and Company Secretary. In particular, the Board or committee considers the type of role, expected time commitment and any impact this may have on the Director's duties to Pearson, as well as any relationships between Pearson and the external organisation. The interested Director is not permitted to vote on, or be counted in the quorum for, any resolution relating to their commitments, conflict or potential conflict. The Board reviews any authorisations granted on an annual basis.

When making new appointments in 2022, the Board considered other demands on Directors' time. Esther Lee's existing commitment as Non-Executive Director and Chair of the Nomination & Governance Committee at The Clorox Company, a NYSE-listed manufacturing company with a global portfolio, was considered as part of her appointment process. The Board agreed that Esther's existing commitment would not have a negative impact on her ability to contribute to Pearson.

Omid Kordestani's existing commitments were considered as part of his appointment process. The Board was of the opinion that Omid's additional notable commitment as a Board Member of Twitter, Inc. was acceptable as there were no conflicts perceived, and that his existing commitments would not prevent Omid from giving the time and attention that his role as the Chair of the Pearson Board would require.

The Board believes that the experience gained by Directors through their other commitments brings valuable perspectives to the Pearson Board.

	Scheduled meetings attended
Chair	
Omid Kordestani[1]	4/4
Sidney Taurel[2]	3/3
Executive Directors	
Andy Bird	6/6
Sally Johnson	6/6
Non-Executive Directors	
Sherry Coutu	6/6
Esther Lee[3]	5/5
Linda Lorimer	6/6
Graeme Pitkethly	6/6
Tim Score	6/6
Annette Thomas	6/6
Lincoln Wallen	6/6

1. Omid Kordestani joined the Board as a Non-Executive Director on 1 March 2022 and became the Chair on 29 April 2022.
2. Sidney Taurel resigned from the Board on 29 April 2022.
3. Esther Lee joined the Board on 1 February 2022.

How the Board is kept informed

The application of our Board and governance processes ensures that our Directors receive accurate, timely and clear information from a range of sources. This allows the Board and Committees to monitor and provide feedback on matters of importance, as well as to make informed decisions in the best interests of the company and its stakeholders.

Talent and culture

Ensuring that we have both a talented, engaged workforce that is focused on delivering our strategy and an inclusive organisational culture that enables and encourages that delivery, is critical to Pearson's success. During the past year, the Board and executive team have led our focus on making sure Pearson offers a culture and environment that is inclusive and high-performing, and in which our people can leverage their strengths. We track Group-wide progress by our 'Culture of engagement and inclusion' non-financial KPI (see page 18 for more details on our KPIs).

In early 2022, Pearson launched its new purpose, vision, mission and values (set out on page 2), and the Board was instrumental in their development. The adoption of our new values by our employees is a key step in developing our culture to support our strategic vision, particularly in driving a culture of performance. Our 2022 'People of Pearson' campaign featured diverse employees throughout our global workforce, showing how they bring our culture and values to life.

Recognising the global need for learning, relearning and upskilling at the heart of our business, our Learning at Work programme provides an all-employee opportunity to build a more inclusive learning culture across Pearson, alongside a continued drive for high performance. This programme is built around Pearson's capabilities framework, which the Board and Executive team believe closely matches the knowledge, skills, mindset and experiences that will enable our people to drive Pearson's evolution. Recent modules include engagement, being customer- and consumer-driven, and strategy, planning and value.

The Board monitors culture and organisational health together with its Committees, and receives regular updates from the Chief Executive and Chief Human Resources Officer. In addition to tracking culture as a non-financial KPI, the Board monitors other Group-wide initiatives that underpin our culture (see table below for examples).

During 2022, the Reputation & Responsibility Committee expanded its remit to include oversight of culture and employee engagement, increasing the Board-level focus on these matters. The Chief Human Resources Officer is a frequent attendee at Board meetings, as well as a standing attendee at the Reputation & Responsibility, Remuneration, and Nomination & Governance Committees. Her attendance and contributions, together with the Board's own direct engagement with the workforce, ensure that our Directors are attuned to our culture and employee-related considerations through multiple lenses, including in strategic decision-making (see our case study on page 69), and in conducting their business more broadly.

During the year, the Board and Reputation & Responsibility Committee considered reflections and insights from the Chief Human Resources Officer following her first few months post appointment. Focus areas included cultural themes and principles that will underpin successful navigation of Pearson's next phase, and attributes that are proven to predict performance, accelerate growth and increase the velocity of innovation – key to instil and hone throughout the company. The Board also has a particular focus on the current and future leaders of Pearson, including our talent pipeline for leadership and other pivotal roles, and we conducted our annual deep dive into talent and succession planning in December 2022. Read more on page 75.

Read more about how we empower our people to make a difference on page 33.

Cultural indicator	How it is overseen	Board level responsibility
Employee engagement	The Board ensures engagement through multiple channels, including the new Pearson Engagement Survey in 2022 (the results of which were discussed by the Reputation & Responsibility Committee), our Employee Engagement Network (EEN), and town hall sessions. Read more on page 68.	RR EEN
Code of conduct and training	The Audit Committee is briefed on our annual Code of Conduct programme, including development of the code, completion rates, training and certification methods. Certification of the code is mandatory and we achieved a 100% employee completion rate in 2022. We also have mandatory training for all employees on cyber security and data privacy, and targeted training for employees in certain roles, divisions or geographies.	A
Compliance, including whistleblowing and investigations	The Chief Compliance Officer reports to the Audit Committee at every meeting on new and ongoing investigations, including matters raised through our SpeakUp process. The Audit Committee considers the programme's effectiveness annually, including peer benchmarking. The Audit Committee Chair ensures the Board has visibility of matters of note. The Board is free to request further information to support its oversight.	A
Internal audit	Insights into elements impacting our culture and cultural behaviours are provided where necessary by internal audit to the Audit Committee as part of the findings and recommendations in its reports.	A
Health and safety ('H&S')	The Reputation & Responsibility Committee receives an annual H&S report, so Directors can monitor the key strands of our H&S framework, including: oversight of how Pearson is enabled through awareness, competency, resources and guidance to allow for agile and effective management of H&S risk, while also receiving comfort that we have controls for compliance and assurance purposes.	RR
Remuneration practices and rewarding the workforce	The Remuneration Committee monitors the wider Employee Reward framework, including incentive target setting for group plans, fair pay analysis, Chief Executive pay ratios and alignment of Directors' pension contribution to the workforce. It also oversees integration of ESG measures into incentive targets. This suite of activity provides insights into the roles that remuneration and setting performance goals play in promoting the right behaviours, particularly in driving a culture of performance, and how incentives and rewards align with culture.	R
Talent attraction and retention	The Chief Human Resources Officer regularly updates the Remuneration Committee on talent considerations, including trends on recruitment, retention and staff turnover. Talent attraction and retention plays into our ability to execute our strategy, so it is considered in strategic discussions by the Board and executive team. Recognising the importance of our people, Talent is a sub-category of our principal risk, Capability. Read more about our risk management approach starting on page 43.	R

The Board has a strong interest in all areas relating to Pearson's talent and culture, and may choose to spend additional time considering the cultural indicators shown in the table, and others, over and above the input provided by our Committees.

How the Board is kept informed *continued*

Sustainability

Pearson has a strong governance structure through which the Board and its Committees monitor and oversee the company's ESG framework.

The company's ESG framework includes three pillars: driving learning for everyone with our products, empowering our people to make a difference, and leading responsibly for a better planet. These pillars represent the areas where Pearson can make the biggest positive impact and where our responsibilities lie towards society and the environment.



The Board's ESG governance structure
Indicative ESG duties falling within remits of Board Committees

Board

Reputation & Responsibility Committee
— Overseeing sustainability strategy
— Overseeing matters relating to non-financial KPIs through the products, people and planet pillars
— ESG regulatory landscape and external reporting

Audit Committee
— Integrity and assurance of ESG data, reporting and metrics
— Strategic risk management
— Compliance elements of 'governance' strand of ESG

Remuneration Committee
— Considerations relating to incorporation of ESG metrics within remuneration frameworks
— Performance against ESG metrics to support remuneration decisions

Nomination & Governance Committee
— Ensuring requisite strength of ESG expertise on Board
— Corporate governance elements of ESG

The Reputation and Responsibility Committee (RRC) leads the Board's oversight of ESG matters.

Given the breadth of topics that feed into our sustainable business pillars, as well as the fast moving and increasingly complex external landscape around these matters, a review was undertaken in 2022 to ensure the Board's overall governance framework for ESG remained fit for purpose. In particular, the following steps were undertaken:

— we revised the terms of reference of the RRC to reflect Pearson's sustainable business strategy and to acknowledge the RRC's role with respect to the requirements of the external ESG landscape

— we formally included employee engagement matters in the RRC's remit, alongside culture, with a particular emphasis on diversity and high-performance

— we further codified the ESG duties of the other Committees, such as the Audit Committee's role in overseeing the integrity and assurance of ESG data, reporting and metrics, and the Remuneration Committee's considerations around incorporation of, and performance against, ESG metrics in remuneration decisions

— in order to support alignment in approach and information sharing across all Committees, Annette Thomas, Non-Executive Director, was appointed to the Remuneration Committee, in addition to her existing membership of the RRC and Nomination & Governance Committee

— we held a dedicated session for the Remuneration Committee on the topic of Pearson's sustainability strategy, to ensure that it was fully apprised of key matters in this space as it began work on the new Directors' remuneration policy. The session was led by the Chief Legal Officer and VP – Sustainability, with the Chair of the RRC, Linda Lorimer, also in attendance.

The graphic above illustrates how the Committees work together to support the Board in overseeing sustainability at Pearson.

In addition to the specific actions noted above, during the year the Board and its Committees discussed and monitored a variety of other topics pertinent to Pearson's sustainable business strategy. These included:

— monitoring the performance of Pearson+ and considering the next steps for its expansion, in support of our aims to extend our digital content offering, reach and accessibility

— continued oversight of data privacy and cyber security matters by the Audit Committee. This included monitoring management's implementation of actions that were recommended as part of a review of Pearson's privacy and security programme, commissioned by the Board in 2021

— discussion and endorsement of talent, culture and employee engagement initiatives, as set out on pages 65-68.

You can read more on the sustainability matters covered during 2022 throughout this Governance Report, in particular in the RRC's report on pages 78-79.

Understanding our stakeholders

> A strong understanding of all our stakeholders and their perspectives is integral to our strategic planning and operational delivery. Our Board strategy sessions are informed by the views and needs of our eight stakeholder groups: consumers, educational institutions and educators, employers, business partners and institutions, government and regulators, employees, shareholders, and our communities.

As required by the UK Corporate Governance Code, the Board ensures Pearson engages effectively with, and encourages participation from, its key stakeholders. The Board maintains its oversight through a variety of direct and indirect mechanisms, and the Reputation & Responsibility Committee monitors our stakeholder engagement framework.

The Board recognises that stakeholder views are integral to decision-making and setting the company's strategy. More information on Pearson's key stakeholders, including the outcomes of our engagement throughout 2022, is in the strategic report on pages 26-29. Further information on how the Directors discharge their duties under Section 172 of the Companies Act 2006, is on page 29.

Engagement in 2022

Throughout the year, the Board ensured that it was kept informed of stakeholder views, concerns, and commentary, through engagement, both direct and indirect, physical and virtual. This engagement took place through a variety of ways, including in-person and virtual meetings, reports and presentations at Board or Committee meetings, feedback from members of the executive management team and other employee groups, and interactions with different functions, teams and advisers, both inside and outside Pearson. The use of digital technology allowed for broader engagement, helping to ensure that stakeholders retained a voice within the Boardroom.

A key factor in any decision-making is listening to and considering the interests of stakeholders. We have set out below examples of the key employee and shareholder engagement activities undertaken by the Board and by individual Directors over 2022. A detailed review of our acquisition of Mondly, and how it relates to our stakeholders and Pearson's long-term success, is on page 69.

Shareholders

Shareholders are a key consideration in the Board's decision-making. As the world emerged from the pandemic, we have once more focused on driving shareholder engagement through in-person meetings and events, while also using digital technology to reach a wider base of shareholders.

The Board is committed to fostering shareholder engagement by making it easier for all types of shareholders to attend annual general meetings (AGMs), recognising that they represent an opportunity for shareholders to interact with the Board and share their views, concerns, and feedback. In 2022, we held our first hybrid AGM, with shareholders able to attend the meeting in person or virtually. The digital technology adopted by Pearson also allowed shareholders to vote and ask questions to the Board, both in-person and online.

We believe that the hybrid approach enables a broader cross-section of our shareholders to participate in general meetings. Reflecting on the positive experience of our AGM arrangements in 2022, we will again be holding a hybrid AGM in 2023, and look forward to welcoming our shareholders. Further details will be shared in our notice of the 2023 AGM.

The Board ensured a continued shareholder dialogue throughout the year. In accordance with the UK Corporate Governance Code, we engaged with shareholders following a significant minority vote against our Directors' remuneration report at our 2022 AGM and reported back to the market on the major themes discussed. The Remuneration Committee completed a comprehensive review of Pearson's executive remuneration framework ahead of the renewal of the Directors' remuneration policy at the 2023 AGM, in line with the normal three-year cycle in the UK. As part of this process, the Committee engaged extensively with many of its larger shareholders and proxy agencies, and held virtual or in-person meetings with a significant proportion of those it approached. Further information on the Directors' remuneration policy, and shareholder engagement after our 2022 AGM, is on pages 88-91.

Shareholder engagement at a glance

Over 2022, our Chief Executive, Chief Financial Officer and Divisional Presidents, as well our investor relations team, participated in meetings, conferences, roadshows and events across the world. This concluded with an intensive Q4 roadshow with outreach to over 350 investors and conference participation across the US, Europe and the UK.



Over **370** meetings with Over **190** institutions

Understanding our stakeholders *continued*

Employees

The Reputation & Responsibility Committee leads on employee engagement and its evolution on behalf of the Board. The Board recognises that our employees are one of our most important assets and are integral to our business and is committed to strengthening their voice. Examples of how the Board engaged with employees in 2022 to ensure that they are listened to, supported and rewarded, are illustrated below.

Employee Engagement Network

Our Employee Engagement Network (EEN) acted as a feedback mechanism, enabling the Board to hear directly from employees. Representing the voice of our employees, the EEN consisted of a selected group of active listeners, good communicators, and solid employee ambassadors across the company and in key geographies. These individuals included diverse genders, ethnicity groups, geographies, ages and tenures.

In 2022, the EEN welcomed Annette Thomas as a regular attendee alongside Sherry Coutu, increasing Non-Executive Director participation in the EEN.

Between November 2021 and December 2022, our second cohort of EEN members held five meetings focused on innovation, systems and processes, reward and recognition, structure and change, and cross-collaboration. Each meeting was structured to ensure that any views or feedback on key topics raised by employees could be passed on to the Board in advance, allowing each Director to review employee input ahead of Board meetings and consider it in their decision-making. Following EEN meetings, the Board received an update on any discussions that had taken place, such as the network's collective feedback and several themes that arose as part of their discussion about reward and recognition.

The Board was also supportive of executive management receiving regular feedback from the network. In many cases, this feedback helped reaffirm the case for action in areas that were already being improved, such as the simplification of staff onboarding and user experience of internal systems. With the support of the network, approval escalation for many routine requests has been removed, reducing an administrative barrier for employees and their managers.

Looking ahead, the Board believes there is an opportunity to evolve its approach to employee engagement to ensure we continue to be inclusive, authentic and representative of our diverse employee base. The Board has endorsed a wider programme of engagement activities with employees to be rolled out in 2023, which will complement existing executive employee engagement and expand opportunities for direct engagement by Non-Executive Directors. This programme will include in-person, structured listening sessions, as well as informal site visits at Pearson locations and virtual events.

Town halls

Throughout 2022, the Chief Executive, Chief Financial Officer and the executive management team held town hall meetings, which Pearson employees were invited to attend. These discussions took place at significant points in the year, such as following key financial results announcements.

Surveys

In 2022, we launched a new approach to engagement, including our new Pearson engagement survey. We partnered with Gallup and used their Q12 survey questions and supporting resources. We collected actionable feedback at the manager level and benchmarked ourselves against 12 item areas proven to power engagement. We heard from over 14,000 employees - an increase in the overall response rate compared to previous engagement surveys. The Reputation and Responsibility Committee received a detailed update on the survey results, including additional insights on the culture of inclusion, coaching effectiveness, and upskilling, which were also discussed at Board level. Further information on the outcomes of the Pearson engagement survey is on page 33.



Our Board's decision-making in action

Acquisition of Mondly

This case study on our acquisition of Mondly, which was announced in April 2022, illustrates how the Directors considered the various aspects of their statutory duties in making the decisions related to the acquisition and its implications for stakeholders. This case study should be read in conjunction with the Directors' duties statement on page 29.

Mondly offers consumers high-quality learning in English and 40 other languages through its app, website, and its virtual reality and augmented reality products. It delivers language courses for personal and professional learning in a combination of more than 1,300 language pairs alongside enterprise solutions and an award-winning app that helps children learn languages.

Mondly was Pearson's first major acquisition in the English Language Learning (ELL) division since the implementation of the new divisional structure, and is integral to its growth plans. The Board paid particular attention in its decision-making to assessing the strategic rationale, integration plans, and synergies to ensure these were robust, clear and achievable. The Board was of the view that Mondly's technological capability and user experience, combined with the growing direct to consumer language learning market, could provide an engine for future growth of the ELL division based on a successful platform that was well-regarded in the market and had begun to scale while maintaining profitability.

Alongside these considerations, the modularised, application-based nature of Mondly's products had the potential to integrate with Pearson+. The Board understood that Mondly represented a potential avenue to link together ELL's assessment capability and world-class content through a new channel, as well as noting potential synergies across the portfolio, such as offering the opportunity to bundle language learning with upskilling and reskilling products through Pearson's Workforce Skills division. The Board was positive about how these potential synergies could play an important role in Pearson's continued commitment to serve the lifelong learning needs of people around the world.

When considering this acquisition, the Board received detailed updates from management (with input from specialists within the business and external advisers) setting out the strategic rationale, anticipated commercial synergies, due diligence findings, valuation and returns analysis, stakeholder considerations, structuring considerations, risks and detailed post-acquisition integration plans.

The Board noted how the broader Pearson organisation could support Mondly in optimising its content for Pearson's target audience of lifelong learners. This was balanced against key risks, such as the difficulty of profitably scaling a direct to consumer proposition and the cultural and operational challenges of post-acquisition integration. Overall, the Board considered Mondly to be an attractive acquisition opportunity, underpinned by its management, the skills and transformational potential of the Mondly team, and strong market fundamentals.

Throughout the decision-making process, the Board considered how the acquisition could accelerate the company's strategy and how the expertise acquired as a result of the acquisition would benefit Pearson stakeholders, all while ensuring that the acquisition was financially viable. The Board was mindful that this acquisition could promote sustainable economic growth and inclusively support learners in their language learning journey. In its decision-making, the Board considered Pearson's key stakeholders in the following ways.

mondly LANGUAGES by **Pearson**

Consumers

Our strong direct to consumer ambitions put consumers at the heart of our strategic decisions. Mondly's mission is to build bridges between people and cultures by making language learning fun and easy through technological innovation. The ambition to bring people together sits at the core of Mondly's work. Furthermore, it strengthens Pearson's commitment to its purpose of adding life to a lifetime of learning, offering learners new experiences and powerful ways to immerse them in a new language, including, in the long term, through its AR and VR capabilities. As part of its decision-making, the Board noted the broader appeal of developing transferable skills, including foreign language fluency, which can boost employability and success in life.

Communities

Mondly presented the opportunity to reach learners of all languages across the world by providing a go-to solution for both adults and children. In the Board's view, Pearson could play an important role in upscaling content by leveraging its existing capabilities, excellent content, and network of customers and consumers to enhance the Mondly offering. This could benefit learners at all stages of their language learning journey - from beginner to advanced - using different features to make learning fun, engaging and accessible for users from a wide spectrum of socioeconomic circumstances and backgrounds globally.

Employees

Pearson and Mondly's communications and HR teams worked closely to form an acquisition communications plan for employees and customers. For example, Pearson employees heard directly from the Chief Executive about how Mondly aligned with the company's strategy, particularly in the ELL space.

The Board viewed people and talent integration as crucial for this acquisition, noting that it was imperative to retain Mondly employees, and to maintain their customer-centric approach. In particular, the Board considered various initiatives to retain the skill set of Mondly employees, acknowledging that some of Pearson's existing employee base might need to pivot their skill set and approach to support the speed and growth of Mondly and to develop into a multi language learning business.

Considering the relatively small size of its team, the Directors were also aware of minimising the strain of integration on Mondly. They were keen to ensure appropriate acquisition speed and to prepare for a multiyear gradual and disciplined approach to reach full integration of Mondly into Pearson, while also remaining mindful of Mondly's obligations once part of the Pearson group.

Employers

MondlyWORKS, the language learning solution for businesses offered by Mondly, provided the opportunity for Pearson to strengthen Mondly's appeal by leveraging existing content and assessment solutions. The Directors also noted that Mondly's solutions would be a strong addition to Pearson's existing language learning products for corporate customers. The Board considered MondlyWORKS to be capable of offering commercial synergy opportunities that would benefit employers through sophisticated language learning content.

Shareholders

In considering the acquisition, the Board paid particular attention to, among other factors, commercial and revenue synergies, integration and employee retention costs, the potential financial returns on investment and the risks involved, the structure of the transaction, and whether the commercial terms of the acquisition were in the interests of shareholders as a whole. The Directors agreed that the acquisition had the potential to be transformative for the ELL division and could gradually strengthen Pearson's offering in the Workforce Skills area and Pearson+, highlighting the already strong returns profile of Mondly.

Directors' induction

On joining the Board, each Director completes a bespoke induction programme that is guided by the Chair or Deputy Chair and Senior Independent Director, supported by the Company Secretary, and overseen by the Nomination & Governance Committee. Every programme builds on the particular skill set, attributes, and background of the joining Director, their interests in Board or Committee roles, and the company's recommendations.

In addition to background information on the company, every induction covers a range of topics including Board procedures, recent operational performance and strategic direction of the company, purpose and values, key areas of the business, as well as Directors' duties and responsibilities. The Directors also cover various governance-related issues and their legal obligations, including procedures for dealing in Pearson shares.

Each induction typically includes a series of meetings with the members of the Board, the executive management team, external advisers and brokers, and other senior management. Directors receive a walk-through of the business from senior executives and a briefing on Pearson's investor relations programme. A newly appointed Director will have met some, if not all, fellow Board members as part of the original search and appointment process, but additional meetings may nevertheless occur with the same Board members as part of a rich and thorough induction.

Inductions for Esther Lee and Omid Kordestani

Esther Lee joined the Board on 1 February 2022 and Omid Kordestani joined as a Non-Executive Director on 1 March 2022, subsequently becoming the Chair on 29 April 2022. As part of their onboarding programmes, Esther and Omid received comprehensive and engaging induction programmes that included a series of meetings, beginning before their joining the Board and running for several consecutive weeks.

In addition to meeting the Chair, Chief Executive and Chief Financial Officer, Esther and Omid met with each of the executive management team members, key representatives of our corporate functions, and brokers. Both induction programmes also included one-to-one meetings with each of their fellow Non-Executive Directors and a comprehensive introduction to the activities of each of the Board's Committees, including their objectives and priorities. Esther and Omid also held meetings with the company's legal advisers to discuss directors' duties, corporate governance and external reporting, among other topics.

Following the initial phases of her induction, Esther was keen to understand in greater detail our Workforce Skills division and reviewed its competitive landscape, acquisition strategy, market dynamics, and how each of these areas was linked to the strategic plan. The Nomination & Governance and Remuneration Committees, her planned contribution to which she discussed with their respective Chairs, were of particular importance to Esther. A meeting with the company's external consultants on reward matters was subsequently arranged for Esther to learn more about the Remuneration Committee's priority areas and the UK market landscape.

As Chair Designate, Omid held regular meetings with the Chair, Deputy Chair Designate and Senior Independent Director, as well as the Chief Executive. Having met the executive management team in person and following his introductory meetings with the company's advisers, Omid was also invited to join the meetings of each of the Board's Committees. The table below illustrates the purpose of some of the meetings that formed part of Omid's induction programme.

"I welcomed the opportunity to get to know other Directors in advance of my joining the Board and to subsequently meet the executive management. From governance matters to divisional deep-dives, my induction programme included everything necessary to understand the dynamics of the Board and how to effectively contribute to its discussions as a Non-Executive Director."



Esther Lee
Appointed to the Board on 1 February 2022

Induction programme participants	Meeting purpose
Chair, Deputy Chair Designate and Senior Independent Director	Introductory meetings to cover the company's governance structure, the Board's priority areas and ways of working, meeting cadence, and ongoing matters considered by the Board.
Chairs and members of the Board's Committees	Overview of the responsibilities and composition of the Board's Committees, their governance, regular attendees and advisers.
Executive Directors; Divisional Presidents	Overview of the strategic priorities of the company and each division, key performance indicators, financial performance and projections, and competitive landscape.
Heads of Corporate Functions	Introductions with leadership team members, covering an overview of their business area(s), subject matter expertise, organisational structure, company culture and values.
Company Secretary; legal advisers	Induction planning, governance framework, Board and Committee matters, duties and responsibilities of a company director, the company's policies and procedures, and other legal and regulatory considerations.

Directors' training

All Directors receive training on topics of importance for the company. Following takeover approaches to the company from Apollo Global Management, the Directors received additional training on the application of The City Code on Takeovers and Mergers as well as their responsibilities under the Market Abuse Regulation.

Board evaluation

The Board operates a three-yearly evaluation cycle which employs a variety of methodologies to ensure the most effective results.

Following an externally led review in 2020 and an internally facilitated review in 2021, led by the Senior Independent Director, the 2022 evaluation would normally have been questionnaire-based. However, given the recent appointment of Omid Kordestani as Chair in April 2022, it was felt that it would be beneficial for a further internally facilitated evaluation to be conducted during 2022, which Mr Kordestani agreed to lead.

Typical three-yearly evaluation cycle

Year	Methodology	Last undertaken
1	Questionnaire, tailored to specific needs of the business	2018
2	Internally facilitated interviews, to be led by the Chair, Senior Independent Director and/or Company Secretary as appropriate	2019, 2021, 2022
3	In-depth evaluation, externally facilitated	2020

Approach and methodology

The 2022 evaluation was carried out by Omid Kordestani, Chair, through a series of one-to-one conversations with each Director and anchored in a set of questions shared with Directors in advance. The one-to-ones were conducted in a 'free-format' style, to allow organic discussions and to provide ample opportunity for Directors to raise matters of importance.

Discussion areas included matters that are relevant to Pearson in particular, as well as those items laid down in the Code and associated guidance, including:

- the effectiveness of the organisation and dynamics of the Board, including composition, competencies, diversity, leadership, agendas, meeting cadence, quality of information provided, governance and decision-making
- relationships between the Board and senior leaders, and between members of the Board itself, including the remits of and interaction among the respective Committees and with the Board
- succession planning and talent pipeline for Executive Directors and other senior leaders
- the company's purpose and the Board's monitoring of organisational culture, behaviours and employee sentiment
- articulation and implementation of strategy
- understanding of risks facing the company, including likelihood and mitigation
- understanding of stakeholder views, products and markets
- oversight of sustainability matters, including DE&I
- concerns and areas for improvement.

The Nomination & Governance Committee reviewed the findings from the evaluation together with the full Board at its meeting in December 2022. The Committee will develop an action plan to address areas for improvement and will monitor progress during the year.

In reporting back to the Board, the Chair noted that conversations with Board members were positive, there was much consistency in the feedback provided by individual Directors, and there was unanimous agreement that the Board operates effectively.

Board evaluation process

- The format of the review was agreed by the Chair and Deputy Chair & Senior Independent Director (including in the latter's capacity as Chair of the Nomination & Governance Committee).
- The scope of the review was finalised by the Chair with support from the Company Secretary.
- The Chair interviewed each of the Directors on a confidential and unattributable basis.
- The output of the evaluation was captured in a report to the Board in December 2022, with the Board then discussing the points raised by the review.
- Progress on the findings of the evaluation will be monitored by the Nomination & Governance Committee throughout 2023.

Key findings included:

- Directors are highly motivated and there is a strong diversity of talent on the Board, with the Board as a whole considered to be knowledgeable, respectful and fully engaged.
- Board members have relevant skills and experience, albeit the Board recognised the importance of paying particular attention to its composition and skill sets in light of expected departures during 2023 and 2024 as certain Directors reach the end of their tenure and as the company's strategy continues to evolve. The Board acknowledged the strength and variety of contributions made by all, including its longest serving Directors.
- Board meetings and discussions are considered to be insightful, with valuable and constructive conversations. The Board is appreciative of the continued efforts by management to deliver focused, succinct meeting papers and materials.
- The Board recognised the progress that had been made on strategy, led by the Chief Executive and the refreshed executive team, including the new Chief Strategy Officer. The Board is appreciative of the in-depth conversations that have taken place on Pearson's strategy and vision, with the important next step being to focus on execution.
- The Board appreciates both the openness and transparency of the Chief Executive and the access to, and engagement with, the executive management team.
- The Board is supportive of the evolution of the company towards a more performance-oriented culture and looks forward to updates from the Chief Human Resources Officer in this regard.
- The Board recognised the work led by the Chief Legal Officer and her team in respect of Pearson's sustainability strategies, with guidance and oversight from the Reputation & Responsibility Committee.

There was unanimous agreement that the Chair leads the Board in an effective manner, fulfilling Principle F of the Code. The Directors agreed that he demonstrates objective judgement, promotes a culture of openness and debate, and facilitates constructive Board relations and the effective contribution of all Non-Executive Directors. This, in turn, supports Non-Executive Directors in fulfilling the requirements of Principle H of the Code in providing constructive challenge and strategic guidance, offering specialist advice and holding management to account.

Board evaluation *continued*

The main areas identified by the Board for particular focus during 2023 were:

— Continued focus on execution of strategy, including clarity on how the Board can best monitor and measure the execution plan while maintaining its distance from operational matters. In particular, the Board identified the importance of ensuring accountability for execution in the next phase of the company's transformation.

— Continued sharing of customer and marketplace insights with the Board, which is seen as particularly important at this time as Pearson evolves on multiple fronts.

— Ongoing focus on succession planning and talent review, both at Board and executive level as well as more broadly, to ensure Pearson has both the right skill set to deliver on its strategic vision and a strong pipeline of talent to allow continued execution in the future.

— A desire to identify and focus on the elements of sustainability that are particularly relevant and critical for Pearson's success.

— As Pearson continues to grow in the direct to consumer space, an ongoing focus on the importance of the risks inherent in the technology, cyber and online spaces, including information security, safeguarding and reputation.

— Following a period of significant acquisition activity, a desire for the Board to focus on post-acquisition integration and evaluation of the performance of acquired businesses.

— Ongoing development of the Board's roadmap for market visits and deep dives to ensure this is aligned with Pearson's aspirations and international footprint.

In addition to the annual evaluation exercise, the Chair meets regularly with the Non-Executive Directors and these sessions include reciprocal feedback on the functioning of the Board.

Individual evaluation

In addition to the evaluation of the Board as a whole, Executive Directors are evaluated each year on their overall performance against goals agreed by the Board, and in respect of strategic measures under the company's annual incentive plan. These goals are linked to the key financial and strategic objectives of the company. Progress against each of these metrics is reviewed by the Board on a regular basis, as part of a dashboard of KPIs.

Following his appointment as Chair, Mr Kordestani intends to lead a formal individual evaluation of each Non-Executive Director every other year, similar to the practice adopted by the previous Chair, Sidney Taurel, and he encourages open channels of communication with Directors on an ongoing basis. In the Board's opinion, these ongoing lines of communication, combined with a Group-wide culture which allows and encourages feedback at any time, provide the most effective means for evaluation. In assessing the contribution of each Non-Executive Director, the Chair, with the support of the Nomination & Governance Committee, has confirmed that each continues to make a significant contribution to the business and deliberations of the Board. The Non-Executive Directors, led by the Deputy Chair & Senior Independent Director, Tim Score, also conduct an annual review of the Chair's performance, with Mr Score providing feedback from this review to the Chair.

Committee evaluation

All Committees undertake an annual evaluation process to review their performance and effectiveness. For 2022, the Committee evaluation process was facilitated internally by the Secretary of each Committee through use of a tailored questionnaire, except for the Nomination & Governance Committee, the evaluation of which formed part of the broader Board evaluation process. The findings from the Committee evaluation process were considered at the next applicable meeting. Read more in the Committee reports on the pages that follow.

Finding or focus area	Response or action taken
Ongoing focus on succession planning and talent management, at both senior levels and more broadly, to ensure Pearson has the right skill set to execute its strategy.	Ali Bebo was appointed as Chief Human Resources Officer in late 2021 and worked with management throughout 2022 in relation to the organisational design, particularly at senior levels, and talent management. This was discussed in detail by the Board at its meeting in December 2022. New appointments at both Board and Executive level in 2022, as described elsewhere in this report, have brought valuable additional skills and experience to the company's leadership team. Read more about the Executive Management team on page 60.
Refinement of long-range planning in light of the new strategy and business structure.	Following the appointment of new Chief Strategy Officer, Sulaekha (Sue) Kolloru Barger, in May 2022, the Board has continued its oversight of substantial strategic planning and initiatives. In particular, work has been undertaken to refine Pearson's strategic planning cadence in alignment with the annual budget cycle.
Ensure work to refresh the risk management framework continues, particularly given the increasing importance of information security, data management and privacy, and cyber risks.	Divisional strategic risk deep dives at the Audit Committee have been well received by Directors and are proving beneficial for management in developing new ways of thinking about risk. Cyber and data-related risks continue to be key topics arising across the work of the Audit Committee, and the addition of the Chief Information Officer as a regular Audit Committee meeting attendee will enhance oversight and monitoring of these areas. Read more about our approach to risk on page 43 and the work of the Audit Committee on page 80.
Continue to evolve ways of monitoring the culture and behaviours throughout the organisation, as well as overseeing the implementation of Pearson's new purpose, mission, vision and values.	The Board recognises the progress made by the Chief Human Resources Officer in helping to drive a company-wide focus on engagement and development of a performance culture. This has included a new approach to measuring employee engagement, relaunch of a Learning at Work programme, and the successful roll-out of Pearson's new purpose, mission, vision and values. The Reputation & Responsibility Committee will lead oversight of culture and employee engagement following revisions to its terms of reference in late 2022, further aiding the Board's oversight of these matters. The Board is mindful that it is particularly important to pay close attention to culture and engagement throughout the year, particularly following a period of strategic and operational transformation. It will, therefore, be attentive to these matters in 2023. Read more about culture and employee engagement on pages 65-68.

Progress on findings of previous evaluation

A number of actions were taken during the year in response to findings from the 2021 Board evaluation process, as set out below. The Board has confirmed that these items were addressed to its satisfaction, with recommendations having been put into practice or a clear action plan identified for each to be taken forward in 2023.

Finding or focus area	Response or action taken
Continued focus on execution of strategy in each of Pearson's five divisions, including clarity on how the divisions work together and continued optimisation of the more established businesses.	The Board has considered divisional execution plans as part of its strategy discussions throughout the past year. Inter-divisional synergies also continued to be assessed and discussed, including as part of considering acquisition opportunities. Optimisation of established businesses was also a consideration in the Board's strategic execution discussions: e.g. the agreement to acquire PDRI, announced in December 2022 and subject to completion in 2023, which augments Pearson's offering to enterprises and US federal job seekers. Additionally, the Audit Committee has discussed key strategic risks with the Presidents of each of Pearson's five divisions over the past year as part of a suite of strategic risk deep dives. Read more about the work of the Audit Committee on page 80.
Continued discussions on portfolio, investment prioritisation, capital allocation and other corporate finance matters, in support of delivery of the strategy.	The Board discussed these topics on a regular basis, with input from divisional leadership and Pearson's strategy and corporate development teams, resulting in a number of changes to the portfolio as described elsewhere in this report, including Pearson's acquisition of Mondly (read more about this acquisition on page 69). The Board also determined to undertake a £350m share buyback programme to return capital to shareholders, which was completed in December 2022 (see page 120).
Involvement in the selection of KPIs, with the Board having visibility of supporting data to allow evaluation of relevant metrics.	Strategic KPIs were agreed by the Board in early 2022 and incorporated into the Board's regular milestone and dashboard report to allow ongoing oversight and evaluation. The Board has subsequently discussed with management the metrics and definitions underpinning certain KPIs and the ways in which these are communicated to stakeholders.
Continued sharing of customer insights with the Board to aid understanding of the quality of product, content and services.	Customer feedback was shared with the Board as part of briefing sessions on developments to the Pearson+ offering. Customer and competitor insights remain an area of particular interest for the Board in 2023. The Reputation & Responsibility Committee also considered the sentiment of different consumer audiences towards the Pearson brand.



Nomination & Governance Committee report



Tim Score - Committee Chair

Principal Committee responsibilities

Appointments

Identifying and nominating candidates for Board vacancies.

Balance

Ensuring that the Board and its Committees have the appropriate balance of skills, experience, independence, diversity and knowledge to operate effectively.

Succession

Reviewing the company's leadership needs with a view to ensuring the continued ability of the organisation to compete in the marketplace.

Governance

Reviewing and overseeing Pearson's corporate governance framework, Board evaluation and training plans, and the Board Diversity Policy.

Terms of reference

The Committee has written terms of reference which clearly set out its authority and duties. These are reviewed annually and can be found in the Governance section of our website (www.pearsonplc.com).

Committee members and attendance

Attendance by Directors at scheduled Nomination & Governance Committee meetings throughout 2022:

Committee members	Meetings attended
Sherry Coutu	3/3
Omid Kordestani[1]	2/2
Esther Lee[2]	2/2
Tim Score	3/3
Sidney Taurel[3]	1/1
Annette Thomas	3/3

1. Mr Kordestani was appointed to the Committee on 1 April 2022.
2. Ms Lee was appointed to the Committee on 1 April 2022.
3. Mr Taurel resigned from the Board and the Committee on 29 April 2022.

Role and composition of the Committee

I am pleased to present my first report as Chair of the Nomination & Governance Committee, having been appointed to the position in April 2022 following the retirement of Sidney Taurel, Board Chair. I offer my thanks to Sidney for his substantial contributions to the Committee's work, most particularly in ensuring we have a strong and diverse Board in place to lead our company.

The Committee monitors the composition and balance of the Board and of its Committees, identifying and recommending to the Board the appointment of new Directors and/or Committee members. The Committee has oversight of the company's compliance with, and approach to, all applicable regulation and guidance related to corporate governance matters. The Committee is also available to support the Board as needed in relation to talent and succession plans for senior roles.

The Committee currently has five members including me as Chair, with Omid Kordestani and Esther Lee having joined the Committee following their appointments to the Board in early 2022. The Chief Executive and other senior management, including the Chief Human Resources Officer, attend Committee meetings by invitation.

As Committee Chair, I am available to engage with any shareholders who would like to discuss the work of the Committee and look forward to taking any shareholder questions at our forthcoming AGM in April 2023.

Board succession planning, skills and expertise

A key element of the Committee's remit is to lead the process for Board appointments in line with appropriate succession plans. The company has contingency plans in place for the temporary absence of the Chief Executive for health or other reasons. The matter of Chief Executive succession is a regular item for discussion and review by the Board on an annual basis. Succession planning for the Board as a whole is considered at least annually by the full Board, and on an ongoing basis by the Committee.

The Committee has defined a set of specific criteria for potential new Non-Executive Directors, in particular giving consideration to the skills, experience and knowledge required in any candidates. Pearson expects all Non-Executive Directors to demonstrate the highest level of integrity and credibility, independence of judgement, maturity, collegiality and also a commitment to devote the necessary time to the company's business.

As part of the Committee's regular succession planning activity, all Board members are asked periodically to complete a self-assessment of the skills and experience which they believe they each bring to the Board. The assessment focuses on those categories of skills and experience which are relevant to Pearson's strategy, business model and particular organisational characteristics. When mapped against expected retirement dates, the assessment helps the Committee to identify the areas where it may need to focus any future search activity. The results of the most recent assessment (shown opposite) demonstrate that Pearson currently has a strong spread of skills across all areas identified as being of particular importance.

Having regard to the upcoming retirement of Ms Lorimer from the Board at the 2023 AGM, as well as looking further ahead to anticipated Board retirements over the next two to three years, the Committee agreed to commence a Non-Executive Director search process in the latter part of 2022. In preparing for this search, the Committee agreed that it was particularly interested to identify candidates who would collectively bring a combination of skills and expertise in the following areas:

- operating experience with subscription and/or enterprise SaaS business models, at a scale and complexity commensurate to Pearson
- experience developing innovative digital products and/or driving digital business transformation
- an active senior finance leader, with a deep understanding of public company governance standards, ideally from a UK listed or global business
- capacity to serve on the Audit Committee.

Skills matrix

This matrix represents the number of Directors with core or supplemental capability in areas that are relevant to Pearson's strategy, business model and organisational characteristics. A core capability is one of the strongest areas of a Director's skill and expertise, where they bring considerable value to Board discussions. A supplemental capability is an area where the Director is competent or has experience, but is not one of the primary skills or attributes that they bring to the Pearson Board.

Category

1. Accounting and finance
2. Data and cyber security governance
3. Digital and technology
4. Disruption management, including: Talent leadership through change, Marketing and data insights, New business models and innovation
5. Direct to consumer business models (including consumer brand and marketing)
6. Education and public sector
7. Global markets
8. People/general talent focus, including workforce learning
9. Policy and government relations
10. Prior CEO experience, particularly of multinational businesses
11. Remuneration
12. Scale and complexity
13. Sustainability
14. UK plc governance


Core capability
Supplemental capability
1 3 6
2 6 3
3 6 3
4 8 2
5 6 3
6 4 6
7 8 1
8 8 2
9 1 9
10 4 4
11 4 5
12 10
13 6 4
14 5 4

Taking into account the agreed person specification, the Committee has engaged Spencer Stuart to undertake a search process for new Non-Executive Directors. In line with the objectives of the Board's Diversity Policy, the Committee has asked Spencer Stuart to ensure that the list of candidates reflects diversity of gender, ethnicity, geography and age as well as diversity in its broadest sense. You can read more about the Board Diversity Policy and diversity across Pearson on page 76. In addition to the Non-Executive Director search process, Spencer Stuart also undertakes broader executive search activity for the Group and is a signatory to the Voluntary Code of Conduct for Executive Search Firms. Spencer Stuart has no connection with Pearson or members of the Board beyond its expertise in board and executive search.

Executive succession planning

Succession planning for key positions at executive management level is primarily overseen by the full Board, with support provided by the Committee in respect of particular initiatives. The executive team has a key role to play in our strategic planning process, in the ongoing development of our talent pipeline and in fostering the culture and values required to continue to deliver on our strategy. In December 2022, the Board held a discussion on talent, including a succession planning session focused on the executive pipeline from which the future leaders of Pearson were likely to emerge, both at Pearson Executive Management level and for other key roles. A diverse pipeline of 'ready now' and 'ready later' emerging talent has been identified, and plans are in place to accelerate these individuals' development and path to succession where possible. These measures include inviting individuals to participate in Board and Committee meetings, mentoring by Non-Executive Directors, and encouraging and enabling individuals to take on external non-executive roles in order to increase their exposure to new areas of business. The company also has targeted development programmes for high-potential talent and mentorship programmes for diverse leaders, as well as development programmes for junior and middle management.

Other areas of focus during 2022

The Committee oversees the company's compliance with the UK Corporate Governance Code and reviews a status tracker to enable it to consider the appropriateness and maturity of various elements of our governance framework and to monitor any areas of qualified or non-compliance. Learn more about Pearson's compliance with the Code on page 55.

Other areas of focus for the Committee during the year included: oversight of composition of the Board's Committees, assessment of the independence of Linda Lorimer prior to making a recommendation for her re-election at the 2022 AGM (recognising her length of service on the Board), and the annual review of the contribution of each Director to the Board. As Committee Chair and Deputy Chair of the Board, I also paid particular attention to the onboarding and induction of Omid Kordestani as the new Board Chair. You can read more about the induction process for both Omid Kordestani and the recently appointed Non-Executive Director Esther Lee on page 70.

Committee evaluation

The Committee undertakes an annual evaluation process to review its performance and effectiveness. For 2022, feedback relating to the Committee was sought from Directors as part of the wider Board evaluation led by the Board Chair. Topics covered included the effectiveness and dynamics of the Committee, oversight of key areas within the Committee's remit, the quality of papers and meeting discussions, and the relationships between the Committee and management.

The findings of the effectiveness review process for 2022 indicated that the Committee is considered to be working well with appropriate agendas, papers produced to a good standard and high-quality discussions.

Committee aims for 2023

The Committee's priorities for the coming year will be to lead and conclude the current Non-Executive Director search process, and to oversee the planned externally-facilitated Board evaluation process. Additionally, together with our colleagues on the Audit Committee, we will monitor any proposals by the regulator to revise the UK Corporate Governance Code in light of the UK Government's response to the consultation on Restoring Trust in Audit and Corporate Governance, and will oversee management's response to this.

Tim Score

Chair of Nomination & Governance Committee

Nomination & Governance Committee report *continued*

Diversity across Pearson

We have been on an intentional journey to redefine what diversity, equity, and inclusion (DE&I) mean at Pearson and to take action. We have reshaped our policies, practices, and principles around DE&I and created a long-term strategy focusing on recruitment and promotion, retention, inclusive culture, and social impact.

Our ambition is to be an inclusive and high performing place to work where everyone can leverage their unique strengths. That's why our updated people strategy has DE&I as one of our three pillars with the aim of creating a culture of belonging and increasing diverse representation throughout the company. As part of our new Pearson engagement survey, we have a culture of inclusion index to benchmark and measure against three principles: employees are treated with respect, managers value employees for their strengths, and our leaders do what is right.

In addition, Pearson's Code of Conduct in relation to ethical practices takes account of gender, age, race, ethnicity, disability, and sexual orientation, and applies to all employee levels, including the executive management team. It is underpinned by a global statement on DE&I, along with country and business-specific policies. Standards are set consistently worldwide – both internally and externally – as part of our efforts to make Pearson a great place to work.

Together, our goal is to drive the transformation of learning, making it more diverse, equitable, and inclusive. It is a continuous combination of intentional bottom-up and top-down leadership across all levels of the company to foster a culture where everyone feels a sense of belonging.

Board diversity

We believe that Board diversity makes us a better and more sustainable business, contributing to high performance, enhanced commercial results, and an inclusive leadership culture. Research indicates that high-performing boards provide an increased competitive advantage and wider perspectives, while the needs for greater inclusion and diversity continue to influence global trends.

We are determined that, as a Board, we must be representative of our employee base and wider society, including the countries in which we operate. The Board embraces the Code's underlying principles with regard to Board balance and diversity, including in respect of ethnicity, gender and age. The objectives set out in the Board's Diversity Policy and our progress towards these are shown in the table on page 77.

The Nomination & Governance Committee ensures that the Directors of Pearson demonstrate a broad balance of skills, background and experience, to support our strategic development and reflect the global nature of our business. It requires appointments to be made on merit and relevant experience, while taking into account the broadest definition of diversity. In any Non-Executive Director search processes, the Nomination & Governance Committee encourages the retained search firms to place an emphasis on putting forward candidates who would enhance the overall diversity of the Board.

In light of the changes put forward by the Financial Conduct Authority (FCA), the Nomination & Governance Committee has updated the objectives that support the Board Diversity and Inclusion Policy, and which underpin Pearson's commitment to creating a more equitable and inclusive company. The current objectives are set out below:

- at least 40% female directors
- at least two directors from an ethnic minority background
- at least one of the Chair, Chief Executive, Deputy Chair and Senior Independent Director or CFO is a woman

We have also expanded our objectives to confirm that the Board will consider its own diversity, and that of its Committees, as part of the annual effectiveness review processes. Further, the Board will explore expanding its diversity considerations to include characteristics such as sexual orientation, disability and socio-economic background.

The Nomination & Governance Committee has confirmed that it will adopt a principles-based approach to diversity on the Board's Committees. It is recognised that it is not necessarily practical to set meaningful metrics or targets for diverse membership of Committees due to the notably smaller membership of each of the Committees compared to the size of the Board. Accordingly, our principles-based approach endorses the importance of bringing diverse perspectives to all areas of Board and Committees' work. As an example of this principles-based approach in practice, as part of its regular Committee succession planning activity, the Nomination & Governance Committee considers the gender and ethnic balance on each Committee when assessing its composition and future needs.

As at 31 December 2022, 50% of Directors were women (2021: 50%), exceeding the target of 40% women's representation by the end of 2025, as recommended by the FTSE Women Leaders Review. We are also satisfied that, ahead of the target implementation date, we are compliant with the new FCA requirements stating that boards should have at least one woman in the Chair, Chief Executive, Senior Independent Director or Chief Financial Officer role, and that at least one member of the Board should be from an ethnic minority background, among other targets. The FCA requirements are applicable to Pearson with effect from the financial year which began on 1 January 2023.

One of the topics the Board considered during its evaluation process conducted in 2022, was the effectiveness of the organisation and dynamics of the Board, including in respect of diversity. The results and feedback provided by the evaluation indicated that the Directors believe the Board's diversity is strong. The Board recognised the increasing importance of DE&I and acknowledged the progress being made. It noted that wider forms of diversity, such as sexual orientation, disability, age, and socio-economic background, would be considered when making new appointment decisions.

Diversity and talent at executive level

Five members of our executive team of 10, excluding the Chief Executive and Chief Financial Officer who are counted in the Board's metric, are women (50% as opposed to 37.5% in 2021). Including the Chief Executive and Chief Financial Officer, this ratio stays at 50% (six women out of 12 members) (2021: 40%). As of 31 December 2022, the senior management team (as specified by the UK Corporate Governance Code), i.e. the executive management team and their direct reports, including the Company Secretary, contained 53 women, representing 50% of that group (2021: 49%). For diversity data in the format prescribed by LR 9.8.6R(10), please see page 225.

All leadership and mentoring programmes aim to have 50% of their candidates from diverse backgrounds. The Nomination & Governance Committee received updates on two internal mentoring schemes that it supports. The first scheme pairs a high-potential leader (typically at Senior Vice President level) with a Non-Executive Director. The second scheme involves members of the executive management team sponsoring a small group of individuals at management level, identified through our talent review process as potential successors of senior management.

In 2022, we revised our approach to strengthen mentoring schemes by focusing on the creation of mentoring partnerships based on skill development needs. We are currently gathering feedback on the outcomes of Board sponsorship and mentoring schemes in 2022 and are in the process of identifying candidates for opportunities in 2023.

Board diversity objectives

The Nomination & Governance Committee monitors the progress on the company's DE&I framework, governance and measurement models, and priority areas. As part of this, the Nomination & Governance Committee reviewed and updated the objectives which underpin the Board Diversity Policy. The objectives in place during 2022 and Pearson's performance against them are set out below, together with an indication of the amendments (highlighted) to the objectives that have been approved in response to the FCA requirements:

Objectives	Progress
We will strive to achieve and maintain a Board composition of: — at least 40% Directors are women — at least two Directors from an ethnic minority background — **at least one of the Chair, Chief Executive, Deputy Chair and Senior Independent Director or CFO is a woman**	As at 31 December 2022: ✓ 50% Directors were women ✓ The Board included three Directors from an ethnic minority background ✓ One of the Chair, Chief Executive, Deputy Chair and Senior Independent Director or CFO is a woman
All Board appointments will be made on merit, in the context of the skills and relevant experience that are needed for the Board to oversee Pearson's strategic development and that reflect the global nature of our business.	✓ Our Non-Executive Director search process considers a wide range of candidates, including from diverse backgrounds, all of whom were evaluated on the basis of merit. Our most recent search processes resulted in the appointment of Esther Lee and Omid Kordestani, whom the Board believe possess the requisite skills and experience for their roles.
The Board will continue to incorporate a focus on a diverse pipeline in its succession and appointment planning, including to prioritise the use of search firms which adhere to the Voluntary Code of Conduct for Executive Search Firms (the Voluntary Code) when seeking to make Board-level appointments.	✓ The Committee actively includes diversity in its search criteria for Board appointments, and proactively encourages engaged search firms to include candidates from a range of diverse backgrounds in its candidate lists. Spencer Stuart assist Pearson with search activities, including for the external element of the Non-Executive Director search processes. Spencer Stuart is a signatory to the Voluntary Code.
The Board will continue to adopt best practice, as appropriate, in response to the Parker Review, FTSE Women Leaders Review, FRC Board Director Effectiveness Review, and Financial Conduct Authority requirements.	✓ The Board is cognisant of the recommendations of the FTSE Women Leaders Review, which has succeeded the Hampton-Alexander Review, and the findings of the FRC Board Diversity and Effectiveness report. The Committee also reflected the new FCA requirements in respect of gender and ethnic diversity in its review of the Board Diversity Policy.
The Board will consider its composition and diversity, **and that of its Committees**, as part of its consideration of effectiveness in the Board evaluation review process. **The Board will also explore expansion of these considerations to cover ethnicity, sexual orientation, disability and socio-economic background characteristics.**	✓ These matters were considered in the 2022 evaluation process. Read more on page 71.
Where appropriate, we will assist with the development and support of initiatives that promote all forms of DE&I in the Board, Pearson Executive Management team and other senior management.	✓ Six mentees at the Senior Vice President (SVP) level were mentored by six Non-Executive Directors in 2022. 67% of SVP participants were female and/or persons of colour (target at 50%).
We will review and report on our progress in line with the policy and our objectives in the annual report, including providing details of initiatives to promote DE&I in the Board, Pearson Executive Management team and other senior management.	✓ Objectives that accompany the Board's Diversity Policy have been updated. The Committee continues to monitor developments on DE&I in the external landscape.
We will continue to make key DE&I information about the Board, senior management and our wider employee population available in the annual report, and aim for ongoing transparency in this area in line with best practice.	✓ This information is included in the annual report. Read more about DE&I matters in the wider employee population on page 34.

Key
✓ Target achieved
✗ Target not met
New objective for 2023

Reputation & Responsibility Committee report



Linda Lorimer - Committee Chair

Principal Committee responsibilities

Stakeholders: Monitoring reputational issues that could significantly affect Pearson's reputation with stakeholders, including consumers, employees, shareholders, educational institutions and educators, employers, governments and regulators, communities and business partners.

Sustainability and non-financial KPIs: Overseeing Pearson's sustainability strategy including: targets and public commitments; regulatory landscape, reporting and ratings; ESG due diligence in our supply chains and business partnerships; matters relating to the non-financial KPIs linked to the three pillars of the ESG Framework.

Culture and employee engagement: Overseeing Pearson's approach to employee engagement. Monitoring the company's culture, which stresses diversity and high performance.

Communications and regulatory matters: Overseeing Pearson's communications, strategies, policies and plans related to reputational issues and the people, processes and policies that are in place to manage them.

Branding: Oversight of how the company's brands are managed and promoted to ensure that their value and the company's reputation are maintained and enhanced.

Risk: Pearson's approach to the reputation aspects of the risk register and ensuring that clear roles have been assigned for the management of these.

Terms of reference

The Committee has written terms of reference that clearly set out its authority and duties. These are reviewed annually and can be found in the Governance section of our website (www.pearsonplc.com).

Committee members and attendance

Attendance by Directors at scheduled Reputation & Responsibility Committee meetings throughout 2022:

Committee members	Meetings attended
Andy Bird	3/3
Linda Lorimer	3/3
Graeme Pitkethly	3/3
Annette Thomas	3/3
Lincoln Wallen	3/3

Reputation & Responsibility Committee role

The Committee works to assess and advance Pearson's reputation across the range of its stakeholders and to maximise the company's positive impact on society and the communities in which we work and serve.

We are the main governance body for sustainability at Pearson, providing important oversight of our environmental, social and governance (ESG) framework; this includes climate change considerations. As part of this role, we promote and oversee Pearson's sustainable business strategy and assess progress against its commitments. We also monitor branding, culture and values, and provide ongoing oversight and scrutiny across all reputational matters.

The full Board is kept abreast of the Committee's work through reports I make following each of our sessions. These reports include highlighting any areas of concern and offering specific recommendations for the Board's action.

In 2022, we led a comprehensive review of the Board's governance framework for ESG matters, and made the following recommendations for enhancing the Directors' collective oversight of ESG matters, all of which were approved by the Board:

— the Audit Committee will assume responsibility for assurance and integrity of ESG data and metrics

— the Remuneration Committee will formally incorporate ESG considerations in remuneration frameworks and decisions

— employee engagement will be formally added to this Committee's remit, alongside culture. We have invited the Chief Human Resources Officer to be a regular attendee at our meetings as a resource on the important topics of employee engagement and culture.

We also conducted a thorough review of our own terms of reference. The Committee's principal responsibilities, as revised, are summarised to the left of this page and you can read more about our overall Board framework for ESG governance on page 66.

As Committee Chair, I am available at any time to engage with any shareholders who would like to discuss the work of the Committee, and particularly look forward to taking any shareholder questions at our forthcoming AGM in April 2023.

It has been my privilege to serve as Chair of the Committee since 2016, most notably to have had the opportunity to contribute to Pearson's sustainable business strategy as it has matured and to the development of our ESG framework. I am delighted that the Board has chosen Annette Thomas to be my successor as Chair; Annette has shown a real passion for the work of our Committee and has both experience and expertise in the remit of the Committee.

Committee composition and attendees

The Committee currently has five members, including me as Chair. The members bring a range of expertise across the key areas of the Committee's remit, including sustainability, stakeholder management, people and talent, and policy and government relations.

In addition, we benefit from the regular attendance of senior executives whose work is central to the remit of the Committee. These include the Chief Legal Officer, who is the executive leader responsible for the development, monitoring and execution of Pearson's sustainability strategy; the Chief Marketing Officer and Co-President of Direct to Consumer; the Chief Human Resources Officer; SVP – Investor Relations; and SVP – Corporate Communications.

Sustainability activities in 2022

Throughout the year, the Committee paid particular attention to the continued evolution of our sustainability strategy, including how it aligns to our greatest areas of opportunity and challenge as a business, and how to communicate its tenets to all our stakeholders in a clear and impactful way.

As described in greater detail in our Sustainability report starting on page 30, our ESG framework comprises three pillars that align with the interests of stakeholders, and where we can make the biggest positive impact:

— Driving learning for everyone with our products
— Empowering our people to make a difference
— Leading responsibly for a better planet

These areas are also materially influential in helping Pearson succeed as a business. The pillars have a clear, natural fit to our non-financial KPIs, reflecting the common goal of alignment between our corporate and sustainability strategy. The sustainability strategy is supported by Pearson's robust corporate governance, strong corporate culture and a range of effective policies to ensure we achieve our ambitions.

The Committee receives regular updates from management on progress against specific elements of the sustainability strategy. Over the past year, key activities of the Committee in relation to our three sustainable business pillars included the following:

Driving learning for everyone with our product

In the course of the year, we had reviews of product efficacy and learning design; we undertook our annual safeguarding review, which included our growing attention to digital products and services; and we assessed the company's consumer brand equity study.

At each meeting, the Committee receives a report on recent incidents and issues that could have an impact on the company's reputation, including those relating to our products. We consider Pearson's responses to coverage on social media and in traditional media, including paying particular attention to our protocols for responding to questions about our content, the integrity with which we handle such situations, and any lessons learned. In response to these reports, the Committee provided input about addressing the specific incidents at hand, and made recommendations about how the company can be responding to the general issues raised.

Empowering our people to make a difference

In the course of the year, the Committee asked the Chief Human Resources Officer to lead a session devoted to talent, performance and engagement. We also reviewed new plans for the evolution of our overall approach to employee engagement and continued our practice of an annual review of health and safety across the company.

Leading responsibly for a better planet

In the past year, the Committee monitored progress in respect of climate transition plans, including receiving an update on Pearson's decarbonisation journey. As part of this, we provided recommendations to management on how to approach reduction in Pearson's scope 1, 2 and 3 emissions, with reference to the maturity of climate performance in our supply chain

Given world events, the Committee received an update on the status of Pearson's business operations in Ukraine, Russia and Belarus.

ESG governance and policies

Our three sustainable business pillars are underpinned by robust governance, a strong culture and effective policies. In this regard, during the year:

— we reviewed an ESG materiality assessment which confirmed that the views of our external stakeholders align well with our internal ambitions. With input from management and external advisers, we noted improvement opportunities for our core business areas to enhance their impact on Pearson's sustainability ambitions

— we revised the Board's ESG governance framework, as noted on page 66

— we received an update about how the company will be reporting its ESG progress to external regulatory bodies, including the approach for our narrative, non-financial KPI reporting and external data verification, where we work closely with our colleagues on the Audit Committee. We also noted how management plans to evolve our reporting in line with regulatory changes

— we reviewed the annual Modern Slavery Statement with management prior to recommending that the Board approve the statement for publication.

Other areas of focus during 2022

In addition to the work relating to the three sustainable business pillars, we spent time considering a broader range of matters relating to Pearson's reputation and key stakeholders, including the following:

— with the help of colleagues and external advisers, the Committee conducted a horizon scanning exercise to identify key reputational risks and trends facing Pearson such as critical race theory, social issues and increased scrutiny of branded content platforms. This exercise, which we intend to conduct periodically, helps to ensure that the Committee and our Board is alert to external factors that may impact our business

— we reviewed a new framework to guide the company about when it will ordinarily make public statements concerning societal events. Factors that are part of this decision framework include whether the event could have a material impact directly on our business or people and whether the issue is aligned or misaligned with Pearson's purpose and values

— after the US midterm elections and the change in the leadership in the UK, we received a government relations update, which is a periodic topic for the Committee's agenda.

Committee evaluation

The Committee undertakes an annual evaluation to review its performance and effectiveness. For our evaluation in 2022, Committee members and other key contributors to the Committee were invited to provide their views by way of a tailored questionnaire.

Topics covered included the effectiveness and dynamics of the Committee, oversight of key areas within the Committee's remit, the quality of papers and meeting discussions, and the relationships between the Committee and management.

The Committee considered the findings from this process at its November 2022 meeting and concluded that:

— the Committee is working well with appropriate agendas, papers produced to a good standard, and high-quality discussions

— some refreshing of the Committee's remit was warranted to specify explicitly that employee engagement and the company's culture are part of the Committee's remit as well as expanded responsibility for ESG and sustainability. This feedback guided the revisions to the terms of reference review undertaken towards the end of the year

— it may be beneficial to provide greater exposure for the Committee to a range of external viewpoints and advice. In direct response to this suggestion, the Committee welcomed external advisers to its ESG deep dive session, where external perspectives were provided on Pearson's ESG materiality assessment and ambitions.

The matters identified during the previous year's evaluation process have been addressed to the Committee's satisfaction during the year, as described elsewhere in this report.

Committee aims for 2023

Our priorities for the coming year include the publication of Pearson's climate transition plan and the launch of various activities to empower our people to make a difference through learning opportunities and skill-based volunteering. We will continue to oversee Pearson's ESG framework including progress under each of our three sustainable business pillars, as well as overseeing the newly refreshed approach to employee engagement and culture.

Linda Lorimer

Chair of Reputation & Responsibility Committee

Audit Committee report



Graeme Pitkethly - Committee Chair

Principal Committee responsibilities

Financial reporting
The quality and integrity of Pearson's financial reporting and statements and related disclosures, including significant reporting judgements.

Policy
Group financial policies, including accounting policies and practices.

External audit
External audit, including the appointment, qualification, independence and effectiveness of the external auditor.

Internal audit, risk and internal control
Risk management systems and the internal control environment, including oversight of the work and effectiveness of the internal audit function.

Compliance and governance
Legal and regulatory requirements in relation to financial reporting and accounting matters, and oversight of compliance programmes and investigations.

Terms of reference

The Committee has written terms of reference which clearly set out its authority and duties. These are reviewed annually and can be found in the Governance section of our website (www.pearsonplc.com).

Committee members and attendance

Attendance by Directors at scheduled Audit Committee meetings throughout 2022:

Committee members	Meetings attended
Linda Lorimer	4/4
Graeme Pitkethly[1]	3/4
Tim Score	4/4
Lincoln Wallen	4/4

1. Mr Pitkethly was unable to attend one meeting prior to becoming Committee Chair due to a pre-existing commitment. He reviewed the papers and provided his perspectives to the Committee Chair outside the meeting.

Audit Committee role and composition

I am pleased to present my first report as Chair of the Audit Committee following my appointment to the role on 1 August 2022.

My predecessor in the role, Tim Score, remains a valued member of the Committee and I offer my thanks to Tim for his considerable contributions as Committee Chair.

The Committee has been established by the Board primarily for the purpose of overseeing the accounting, financial reporting, internal control and risk management processes of the company and the external audit of the financial statements of the company. As a Committee, we are responsible for assisting the Board's oversight of the quality and integrity of the company's external financial reporting and statements, and the company's accounting policies and practices.

Pearson's Vice President – Internal Audit has a dual reporting line to the Chief Financial Officer and to me, and both she and the external auditors have direct access to the Committee to raise any matters of concern and to report on the results of work directed by the Committee. As Audit Committee Chair, I ensure that the full Board is kept abreast of the business of the Committee in a timely manner, including highlighting any areas of concern or specific recommendations. I also work closely with the CFO and senior financial, risk, legal and internal audit personnel outside the formal meeting schedule to ensure robust oversight and challenge in relation to financial control, compliance, investigations and risk management.

As Committee Chair, I am available to engage with any shareholders who would like to discuss the work of the Committee, and look forward to taking any shareholder questions at our forthcoming AGM in April 2023.

Audit Committee meetings and activities

An important area of focus for the Committee throughout 2022 was the transition of Pearson's external audit from PricewaterhouseCoopers LLP (PwC) to Ernst & Young LLP (EY), who were selected following a competitive tender process in 2021. The transition process and first audit by EY have necessitated considerable efforts by all involved, and I would like to acknowledge the commitment demonstrated by all Pearson colleagues throughout the financial year who have supported the audit process. You can read more about how the Committee has monitored the transition to EY on page 84.

Other prominent themes in the Committee's work throughout 2022 included:

— important areas such as data privacy, cyber security and business and technology resilience. In addition to continuing to increase in importance at a macro level, these are key factors in the success of Pearson's digital and consumer-focused strategy

— a strong focus on risk, supported by a new programme of business-focused deep dives led by the Divisional Presidents

— oversight of accounting treatment relating to portfolio changes, including the strategic review of Pearson's international courseware local publishing businesses

— continued oversight of Pearson's key judgements and key areas of estimation as described in the financial statements.

At every meeting, the Committee also considered reports on the activities of the internal audit and compliance functions, including the results of internal audits, project assurance reviews and fraud and whistleblowing reports. The Committee also monitored the company's financial reporting procedures, discussed the finance and IT controls environment, reviewed the services provided by the external auditors and considered any significant legal claims and regulatory issues in the context of their impact on financial reporting, each on a regular basis. You can view the key activities of the Committee and read more about our work in these areas on the pages that follow.

Additional meeting attendees

The Chief Financial Officer, Deputy Chief Financial Officer, Chief Legal Officer, Chief Information Officer, other executives and senior managers from across the business also attended meetings during the year, either as regular invitees of the Committee or to discuss particular items of business.

This direct contact with key leadership augments the Committee's understanding of the issues facing the business as well as helping to develop Pearson's talent pipeline through facilitation of Board-level engagement opportunities for those leaders and managers. The Committee also meets regularly in private with the external auditors and with the Vice President – Internal Audit.

In addition to the Committee's formal meeting schedule, I meet as needed with the external auditors, Chief Financial Officer, Deputy Chief Financial Officer, Chief Legal Officer, Chief Compliance Officer and Senior Vice President – Treasury, Risk and Insurance in order to keep abreast of all relevant matters within the Committee's remit.

Audit Committee training and knowledge sharing

The Committee receives technical updates at each meeting, including on matters such as accounting standards and the audit and governance landscape, and members are able to request specific or personal training as appropriate. In particular, we remain attentive to developments at a legislative and regulatory level, including the proposals announced in May 2022 by the UK Government's Department for Business, Energy and Industrial Strategy (BEIS) in response to the consultation on 'Restoring trust in audit and corporate governance'.

The Committee's focus areas for 2023 will include:

— Following up on continuing improvements in the external audit process, as discussed further on page 84.

— Monitoring progress of the UK Government's proposals on audit and corporate governance reform, any impacts on the company's processes and practices, and consideration of management's response.

— Monitoring emerging developments in non-financial reporting, including proposals from the ISSB, EU and SEC.

— Continuing our attention to technology and cyber risk, through an increased frequency of cyber security deep dives and the addition of the Chief Information Officer as a standing attendee at all Committee meetings.

Committee evaluation

The Committee undertakes an annual evaluation process to review its performance and effectiveness. For 2022, the Committee evaluation process was conducted by way of a tailored questionnaire. The process sought views on an anonymous basis from Committee members and other key contributors to the Committee, including the lead external audit partner, the Chief Financial Officer, Deputy Chief Financial Officer, the Chief Legal Officer, the Vice President – Internal Audit, and senior financial, risk and compliance management.

Topics covered in the evaluation included the effectiveness and dynamics of the Committee, the Committee's oversight of key areas within its remit, the quality of papers and meeting discussions, and the relationships between the Committee and management.The Committee considered the findings from the evaluation at its November 2022 meeting, including the following key points:

— The Committee is considered by Directors and other contributors to be working well with appropriate agendas, papers produced to a good standard and high-quality discussions.

— Respondents welcomed the addition of divisional risk deep dives to the Committee's work plan and noted the importance of dedicating sufficient time to the overview of risk and associated remediation actions.

— Respondents recognised that it is important for all parts of the Group's assurance framework to remain attuned to the changing risk profile of the company, including data and cyber risk. It remains important for the Committee to ensure that it continues to have appropriate levels of support and expertise to assess and manage these areas.

— Given the quantum of Pearson's business in the US, there was a suggestion that at least one meeting per cycle be US-based to allow the Committee in-person access to US management and other stakeholders. We expect to be able to reintroduce this

element to the Committee's annual schedule following the relaxation of COVID-19 related travel restrictions.

— Responses highlighted the Committee's role in encouraging collaboration and alignment between the central corporate risk assessment and compliance functions and the work of internal audit.

Actions taken following the previous year's evaluation

Based on the recommendations from the previous year's evaluation, the Committee took the following actions in 2022:

— We assumed responsibility in our terms of reference for matters relating to assurance of ESG metrics. During the year, the Committee considered and approved Pearson's policy on greenhouse gas emissions re-baselining and restatement. This policy has established guidelines for the recalculation of the base year, as well as restatements, for scope 1, 2 and 3 emissions in the event of significant changes to Pearson's portfolio.

— Recognising the importance of technology and cyber-related matters to Pearson's business and strategy, we invited the Chief Information Officer to become a standing attendee at the Committee's meetings. Previously, the Chief Information Officer was invited to attend for specific agenda items. This strengthens the oversight that the Committee has of technology matters and enables timely engagement with the responsible executive whenever technology-related topics arise in our discussions.

Fair, balanced and understandable reporting

We are mindful of the Code's Principle N relating to fair, balanced and understandable reporting, and we build sufficient time into our annual report timetable to ensure that the full Board receives sufficient opportunity to review, consider and comment on the report as it progresses. Learn more about fair, balanced and understandable reporting on page 123.

Financial reporting and policies

In February 2023, the Committee considered the 2022 preliminary results announcement and annual report and accounts, including the financial statements, strategic report and Directors' report. The significant issues considered by the Committee relating to the 2022 financial statements are set out on pages 86-87.

Correspondence with Financial Reporting Council

In October 2022, Pearson received a letter from the Financial Reporting Council (FRC) confirming that it had completed a limited scope review of the company's 2021 annual report in connection with their thematic review of deferred tax asset disclosures. There were no questions or queries to which the FRC required a formal written response. Two matters were raised regarding possible improvements to our existing disclosures. These have been addressed in the 2022 annual report where material and relevant.

The FRC's role is to consider compliance with reporting standards and is not to verify the information provided. Therefore, given the scope and inherent limitations of their review, which does not benefit from any detailed knowledge of the Group, it would not be appropriate to infer any assurance from their review that our 2021 Annual Report and Accounts are correct in all material respects.

Risk assessment, assurance and integrity

A key role of the Committee is to provide oversight and assurance to the Board with regard to the integrity of the company's procedures for the identification, assessment, management and reporting of risk. In fulfilling its remit, the Committee remains mindful that effective risk management is essential to executing Pearson's strategy, achieving sustainable shareholder value, protecting the brand and ensuring good governance.

In 2022, the Committee had oversight of management's refreshed approach towards risk identification and monitoring. Pearson's risk management programme has evolved in line with the structure of the business, which is managed through five global operating divisions supported by enterprise-wide corporate functions.

Through a series of business-focused risk deep dives, the President of each operating division provides an overview of its risk register to the Committee at least annually and leads a session on the key risks facing their particular division. The process is supported by central risk team experts as required, providing the Committee with a clear and consistent framework within which to evaluate the strategic and business risks to the company, based upon the principal, emerging and significant near-term risk categories described on pages 45-51.

The Committee uses these deep dive sessions to understand the rigour of management's risk scanning and to challenge judgements being made in response to risks. The Committee has reviewed the refreshed risk management approach to ensure it is robust and proportionate, and continues to facilitate a culture of accountability and ownership among business leaders. The introduction of divisional risk deep dives has provided a valuable strategic lens to the risk management process that has been welcomed by the Committee and management alike.

During the year, the Committee also conducted a number of deep dives with selected enterprise-wide functions including data privacy, cyber security, tax, anti-bribery and corruption, and business resilience.

Data privacy, cyber security and technology resilience

Prudent management of data privacy, cyber security and Pearson's technology estate are fundamental to the company's success and to building and maintaining trust with our customers. The Committee oversees these matters on behalf of the Board from a risk and assurance perspective and monitors the maturity of Pearson's associated governance frameworks. It does this through annual deep dives, as well as through oversight of the risk-based internal audit programme, in which these topics are key areas of focus.

As part of the data privacy deep dive led by the Chief Privacy Officer, the Committee considered developments in the global regulatory landscape and trends in enforcement actions, focusing on the importance of transparency and controls around the use of personal information. These regulatory trends, combined with Pearson's direct to consumer strategy, mean that a compelling user experience is imperative. Accordingly, the Committee discussed the progress that had been made through the launch of a new public-facing privacy centre, which provides an effective and customer friendly approach to explaining how Pearson uses personal information. The Committee also considered the ongoing enhancements to Pearson's data privacy governance structure, including a newly implemented network of designated privacy owners, strengthening of the internal incident management framework, and continued focus on data retention programmes with a particular focus on customer products, platforms and services.

The Committee also considered the status of Pearson's cyber security programme, through a deep dive led by the Chief Information Officer and Chief Information Security Officer. This deep dive was set in the context of the challenges and threats prevalent in the dynamic global security landscape. As part of this, the Committee received a report on:

- Pearson's cyber risk profile, including the status and trend of top threats and response to these threats, with a particular focus on strategic products
- Management's key achievements and focus areas in 2022, which included: simplifying and updating information security policies to support Pearson's digital strategy; enhancement of identity management capabilities; development of role specific security training; implementation of supplier security risk management; and continued attention to best practices for cloud security
- Objectives for the continued enhancement of Pearson's cyber security infrastructure and governance frameworks, including the key achievements in 2022 and aims for the coming year
- Findings of the annual third party assessment of Pearson's cyber capability maturity, which continues to demonstrate year-on-year improvement.

Audit Committee meeting focus during 2022

Financial reporting	Policy	External audit	Internal audit, risk and internal control	Compliance and governance
— Accounting and technical updates — Impact of legal claims and regulatory issues on financial reporting — Fair, balanced and understandable reporting, going concern and viability statements including supporting analysis — 2021 annual report and accounts: preliminary announcement, financial statements and income statement — Review of interim results and trading updates — Form 20-F and related disclosures, including annual Sarbanes-Oxley Act Section 404 attestation of financial reporting internal controls — Significant issues reporting	— Accounting matters and Group accounting policies — Treasury Policy and reporting — Tax update — Greenhouse gas emissions - policy for re-baselining and restatement	— Oversight of external auditor transition and first-year audit by new auditor — Provision of non-audit services by external auditor - policy and regular reporting — Appointment of external auditors — Report on half-year procedures — Confirmation of auditor independence — 2022 external audit plan — Remuneration and engagement letter of external auditors — Review opinion on interim results — Review of the effectiveness of external auditors — EY feedback on internal controls over financial reporting — Receipt of external auditors' report on annual report, Form 20-F and year-end audit — EY feedback on internal controls over financial reporting	— Internal audit activity reports and review of key findings — 2022 internal audit plan including resourcing — Assessment of the effectiveness of internal audit function, internal control environment and risk management systems — Risk management including Group's principal and emerging risks — Strategic risk reviews led by Divisional Presidents — Group-wide risk deep dives on cyber security; data privacy; treasury and insurance; anti-bribery and corruption; and business resilience and crisis management — Controls Centre of Excellence updates, including 2022 work plan	— Fraud, whistleblowing reports and compliance investigations — Compliance with accounting and audit-related aspects of the UK Corporate Governance Code — Audit Committee and internal audit function terms of reference — Oversight of Group's schedule of delegated financial authority — Regulatory briefings, including proposals resulting from BEIS consultation on audit and corporate governance reform — Review of minutes of the Verification Committee's meetings

The Committee has a strong focus on Pearson's cyber security maturity and will increase its scrutiny of this topic by conducting two deep dives each year from 2023. As mentioned elsewhere in this report, the Chief Information Officer now attends every Committee meeting, to ensure ongoing focus on matters of both cyber security and technology resilience, among others.

As indicated in last year's annual report, the Committee also continued to monitor management's implementation of the Board's agreed action plan following a 2018 security incident affecting AIMSweb 1.0. The Committee has concluded that the key workstreams have been successfully delivered, with the agreed improvements now having been incorporated into standard company practices.

The Committee also holds a separate annual deep dive, led by the Chief Information Officer, focusing on Pearson's technology resilience capabilities. In 2022, this session included updates on infrastructure enhancements, management of the end-of-life technology estate, product availability and incidents, and technology-specific talent risk.

Members

As at the date of this report, the Committee comprises four independent Non-Executive Directors, all of whom have financial and/or related business experience due to the senior positions they hold or have held in other listed or publicly traded companies and/or large organisations. The Committee possesses a good balance of skills and knowledge with competence and experience covering all aspects of the sectors in which Pearson operates and the company's key markets. Each member is "financially literate" for the purposes of the NYSE listing standards.

Graeme Pitkethly, Chair of the Committee since August 2022, is the Committee's designated financial expert within the meaning of the applicable rules and regulations of the SEC, having recent and relevant financial experience, and is a Chartered Accountant. Graeme is Chief Financial Officer for Unilever plc and serves as Vice-Chair of the Financial Stability Board's Task Force on Climate-related Financial Disclosures (TCFD). Graeme's full biography is shown on page 57.

The qualifications and relevant experience of the other Committee members are detailed on pages 56 to 58. You can read more on page 59 about the process through which the Board assesses the independence of Non-Executive Directors.

Compliance, fraud and whistleblowing

The Chief Compliance Officer oversees compliance with our Code of Conduct and works with senior legal, HR and other relevant personnel to investigate any reported incidents, including ethical, corruption and fraud allegations. The Committee receives an update at each meeting on all significant investigations as well as reviewing data regarding matters raised through our whistleblowing reporting system. If applicable, any findings of the external auditors with respect to a particular matter are also considered as part of these discussions. The Committee may also meet in private if required with the Chief Compliance Officer. On behalf of the Board, the Committee considers an annual review of the effectiveness of the whistleblowing system including through benchmarking against peers and by monitoring progress against previous years' findings. The Committee Chair's regular reports to the Board include a review of investigations or whistleblowing matters of note.

The Pearson anti-bribery and corruption (ABC) and sanctions compliance programmes provide the framework to support our compliance with various regulations such as the UK Bribery Act 2010 and the US Foreign Corrupt Practices Act. The Committee uses this framework to conduct a deep dive into the ABC and sanctions compliance programmes on an annual basis. In 2022, in addition to its regular review of investigations, the Committee noted the continued enhancements made to the overall compliance programme, including ongoing training for staff, development of a set of FAQs for employees to provide insight into the investigations process, and enhancements to the ways in which Pearson monitors third parties with which it does business.

The Committee also paid particular attention to the work of the sanctions team and wider business in response to the war in Ukraine.

Internal audit

The internal audit function is responsible for providing independent assurance to management and the Committee on the design and effectiveness of internal controls to mitigate strategic, financial, operational and compliance risks. The Vice President – Internal Audit reports jointly to the Chair of the Committee and the Chief Financial Officer and is responsible for the day-to-day operations of internal audit and execution of the annual audit plan.

The internal audit mandate is approved annually by the Committee. The audit plan and any changes thereto are also reviewed and approved by the Committee throughout the year, and the Committee is attentive to the resourcing of the internal audit function. The internal audit plan is aligned to Pearson's greatest areas of risk, as identified by the organisational risk management process, and the Committee considers issues and risks arising from internal audits. Management action plans to improve internal controls and to mitigate risks are agreed with the business area after each audit. Internal audit has a robust process in place for the implementation of audit actions, which also includes review and testing of evidence to corroborate action implementation. Progress of management action plans is reported to the Committee at each meeting. Internal audit has a formal collaboration process in place with the external auditors to ensure efficient sharing of insights and outcomes. Opportunities for reliance by the external auditor on internal audit outcomes are limited due to strict rules set by the external regulator. Regular reports on the findings and emerging themes identified through internal audits are provided to executive management and, via the Committee, to the Board.

In 2022, internal audit carried out engagements across Pearson's business units and corporate functions covering most of the principal risks. The audit plan changes throughout the year based on changes in Pearson's risk profile. Key themes in 2022 related to information security and data privacy, cyber security, data architecture and usage, digital safeguarding and business resilience, as well as financial controls in international businesses.

Internal audit evaluation

At its November 2022 meeting, the Committee considered the findings of the review of the performance and effectiveness of Pearson's internal audit function, a process which is undertaken annually. The 2022 review was conducted by distributing a questionnaire to the key stakeholders of the internal audit function – including Committee members, the lead external audit partner, members of the executive management team, and senior financial, legal and operational management.

The evaluation process sought views on an anonymised basis on the internal audit function's work programme, resource levels, skills and expertise, and ways of working. Based on the findings of the 2022 review, the Committee is of the opinion that the quality, experience and expertise of the internal audit function is appropriate for the business. The Committee recognised the findings of the review which noted that the internal audit function continues to improve collaboration with other teams, including the corporate risk and compliance teams, and is supportive of the desire to bring a greater level of data-based insight to add context to the findings of internal audit's work. The Committee will remain attentive to the use of co-sourcing arrangements to supplement the internal audit function's resource, particularly to ensure appropriate coverage of specialist areas.

The Committee will ensure that an independent third-party assessment of the effectiveness and processes of the internal audit function is conducted at least once every five years, in line with the requirements of the Institute of Internal Auditors' International Standards for the Professional Practice of Internal Auditing. The most recent such assessment was undertaken in 2019.

Audit Committee report *continued*

Internal control and risk management

The Board has overall responsibility for Pearson's systems of internal control and risk management, which are designed to manage, and where possible mitigate, the risks facing Pearson, as well as to safeguard assets and provide reasonable, but not absolute, assurance against material financial misstatement or loss. The Board agrees risk management requirements and, in assessing the effectiveness of the risk management effort, reviews a range of inputs as described elsewhere in this report. The Board can and does challenge the reporting it receives and will request further information as needed to make its assessment.

The Committee monitors the effectiveness of the company's risk management and internal control systems on behalf of the Board. The Committee oversees a risk-based internal audit programme, including periodic audits of the risk processes across the organisation. It provides assurance on the management of risk (including via risk deep dives, as described on page 81), and receives reports on the efficiency and effectiveness of internal controls with input from the Deputy Chief Financial Officer and external auditor. Each business area maintains internal controls and procedures appropriate to its structure, business environment and risk assessment, while complying with company-wide policies, standards and guidelines. These controls and procedures are monitored and certified through the Group-wide Controls Centre of Excellence and are subject to testing as part of both the internal and external audit processes.

The Committee, acting on behalf of the Board, confirms that it has conducted and continues throughout the year to review the effectiveness of Pearson's systems of risk management and internal control in accordance with Provision 29 of the Code and the FRC Guidance on Risk Management, Internal Control and Related Financial and Business Reporting ('FRC Guidance'). In making its assessment as to the effectiveness of these systems for 2022, the Committee had regard to an assurance opinion from the internal audit function. Factors considered in this process included:

— the outcomes of internal audits completed during the year

— significant changes in Pearson's strategy, processes and systems

— the wider Pearson risk management and assurance framework which includes other assurance activities by first and second line of defence teams, including enterprise risk management, the Controls Centre of Excellence, divisional and technology assurance teams

— work conducted by the external auditor

— the organisation's response to internal audit actions

— whether any fundamental or significant actions have not been accepted by management and the consequent risk

— whether any limitations have been placed or the scope of internal audit.

The Committee reviewed the detail underpinning these factors as part of the 2022 year-end process. The Committee reviewed all internal control deficiencies identified during the year and noted that the majority have been remediated during 2022. In particular, the Committee reviewed the control implications of the issue related to investments in unlisted securities (see page 87) and were satisfied that the control deficiency has been remediated. They also considered feedback on information provided by the entity (IPE) that underpins control operation. Following this review, the Committee confirms that Pearson's systems of risk management and internal control operated satisfactorily throughout the year.

The Board is ultimately accountable for effective risk management in Pearson and determines our strategic approach to risk. It confirms our enterprise risk management framework as well as our risk appetite targets. The involvement of the Board and Committee in the design, implementation, identification, monitoring and review of risks (including setting risk appetite and reviewing how risk is being embedded in our culture) is outlined in more detail in the Risk management section on page 43.

External audit

In June 2021, the company announced the Board's intention to propose to shareholders that EY be appointed as the company's statutory auditor for the financial year ending 31 December 2022. The audit tender process was described in detail in the 2021 annual report and EY's appointment was approved by shareholders at the 2022 AGM. Following the tender process in 2021, Pearson will put the external audit contract out to tender at least every ten years and will seek the rotation of the audit partner in line with regulation and professional and ethical guidance. The external auditors are required to rotate the audit partner responsible for the Pearson audit every five years. The 2022 audit was the first year for the EY lead audit partner, Ben Marles.

A detailed audit plan was received from EY at the beginning of the audit cycle for the 2022 financial year, which gave an overview of its approach to the audit, outlining the significant risk areas and in particular the approach to materiality and scoping of the audit. The Committee regularly reviewed the significant audit risks and assessed the progress of the audit throughout the year. The Committee also received updates throughout the year from both management and EY on the progress of the first-year audit to allow the Committee to assess the effectiveness of the transition process and to monitor the status of specific areas such as EY's review of internal controls and their assessment of accounting judgements.

The Committee reviews and makes recommendations to the Board in respect of the appointment and compensation of the external auditors. These recommendations are typically made by the Committee after considering the external auditors' performance during the year, reviewing external auditor fees, conducting an effectiveness review, considering the annual report on audit quality of the intended external audit firm and confirming the independence, objectivity, qualifications and experience of the external auditors.

External audit effectiveness review

In conducting its review of the effectiveness of EY, Pearson's external auditors for 2022, the Committee had regard to certain factors set out in the FRC's guidelines titled 'Audit Quality Practice Aid for Audit Committees' as well as the key areas of importance from a strategic, operational, reporting and regulatory perspective. In particular, the Committee considered its own observations and interactions with the external auditors, the quality of the audit, the auditors' independence, the programme of work conducted by the auditors and their reports on that work.

The review was conducted by distributing a questionnaire to key audit stakeholders, including members of the Committee and key management who interact with the external auditors on a regular basis, including the Chief Financial Officer, Deputy Chief Financial Officer, Senior Vice President – Treasury, Risk and Insurance, Vice President – Internal Audit, Senior Vice President – Finance for each business division, and other heads of corporate functions. The process sought views on an anonymised basis on many aspects of EY's work and interactions with the company, as well as their mindset, skills and knowledge. In the first year of EY's tenure as Pearson's external auditor, there was a particular focus on the transition process, EY's review of the control environment, ways of working between the Pearson and EY teams, and the observations that EY had made on Pearson's business, processes, controls and systems.

In considering the independence of the external auditor, the Committee has regard to, among other things, EY's challenge to management, the degree to which they demonstrate professional scepticism, integrity and judgement in their work, the amount of time passed since a rotation of audit partner and the level of non-audit work that the external auditor undertakes (details of which can be found on page 85).

The responses to the evaluation indicated that the external audit partners and staff exhibit professional scepticism in their work and are robust in dealing with issues identified during the audit. In particular, respondents remarked upon the scrutiny demonstrated by EY in testing the system of internal controls and the Committee noted the challenge presented to management by the auditors in respect of accounting judgements from prior years. Overall, having reviewed the effectiveness and independence of the external auditors during 2022, the Committee concluded that the auditors provide effective independent challenge to management.

In early 2022, the Committee asked the outgoing auditor, PwC, to share its perspectives on outputs from the previous year's evaluation process. The purpose of this was to support a smooth transition by enabling the Committee and EY to take forward the opportunities for improvement identified in the 2021 review.

The Committee will continue to review the performance of the external auditors on an annual basis and will consider their independence and objectivity and the quality of the external audit, taking account of all appropriate guidelines.

Naturally, given this was a year of transition, a number of opportunities for further improvement were identified through the effectiveness review. These primarily related to ways of working between the Pearson and EY teams. Following the conclusion of the 2022 audit, Pearson and EY, led by the Deputy Chief Financial Officer and lead audit partner respectively, will work together to develop an action plan in response to the recommendations. The Committee will oversee implementation of this plan throughout the coming year.

Compliance with the CMA Order

Pearson confirms that it was in compliance with the provisions of The Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014 during the financial year ended 31 December 2022.

Review of the external audit

During the year, the Committee discussed the planning, conduct and conclusions of the external audit as it proceeded.

At its April and July 2022 meetings, the Committee discussed and approved the external audit plan and reviewed the key risks of misstatement of Pearson's financial statements. The external auditors provided an update to the risk assessment at the November 2022 Committee meeting, following the acquisition and disposal transactions in the second half of the year. These risks were then confirmed as final at the conclusion of their audit of the financial statements in February 2023.

The table on pages 86-87 sets out the significant issues considered by the Committee together with details of how these items have been addressed. The Committee discussed these issues with the auditors throughout the audit year.

In November 2022, the Committee discussed with the auditors the status of their work, focusing in particular on internal controls and Sarbanes-Oxley testing.

As the auditors concluded their audit, they explained to the Committee:

— the work they had conducted over revenue, including over contracts in certain of the Group's businesses in the US and UK that span the year end, where revenue is recognised using an estimated percentage of completion based on costs and judgements in relation to provisions for returns

— their work in evaluating management's goodwill impairment exercise, on a value-in-use basis, including assessing assumptions around the cash-generating unit (CGU) reassessment, goodwill reallocation, operating cash flow forecasts, perpetuity growth rates and discount rates

— their work in assessing management's judgements and assumptions regarding the impairment of its right-of-use assets and whether property assets should be classified as investment property

— their work conducted over the accounting treatment of certain unlisted securities and their procedures performed over the restatement of prior year comparative numbers and the associated control implications in relation to this matter

— their procedures performed to audit the material acquisitions and disposals completed in the year in addition to evaluating management's judgement that the businesses under strategic review do not meet the IFRS 5 criteria to be held for sale at 31 December 2022

— the work performed over the nature and presentation of adjusting items, focusing on subjective judgements and the transparency with which related adjusted measures are presented, and in particular the exclusion of costs related to major restructuring programmes

— their work in assessing management's judgements and assumptions regarding provisions for uncertain tax positions, in particular the provision made in relation to the EU state aid tax matter

— the results of their controls testing for Sarbanes-Oxley Act Section 404 reporting purposes and in support of their financial statements audit

— the results of their work over the company's going concern and viability statement reports

— their work in relation to information provided by the entity (IPE) disclosures and other material internal control over financial reporting (ICFR) matters

— their work in relation to other matters which are not classified as key audit matters, but may give rise to additional disclosure requirements, such as pensions, restructuring and asset capitalisation

— the work performed over the carrying value of investments in subsidiaries for the Pearson plc parent company.

The auditors also reported to the Committee the unadjusted misstatements that they had found in the course of their work, which were immaterial, and the Committee confirmed that there were no material items remaining unadjusted in these financial statements.

Auditors' independence

In line with best practice, our relationship with EY is governed by our policy on external auditors, which is typically reviewed and approved annually by the Committee. The policy establishes procedures to ensure that the auditors' independence is not compromised, as well as defining those non-audit services that EY may or may not provide to Pearson. Any allowable services are in accordance with relevant UK and US legislation and auditor standards. The policy takes into account certain voluntary commitments by EY regarding independence and applies to all Pearson businesses globally, including associate companies.

The Committee approves all audit and non-audit services provided by EY. Our policy on the use of the external auditors for non-audit services complies with the FRC's Revised Ethical Standard published in December 2019. The standard applies restrictions on certain non-audit services and applies a cap on the level of permitted non-audit services fees which can be billed in any year. The policy also reflects the restriction on the use of pre-approval in the 2016 FRC Guidance on Audit Committees and, accordingly, all non-audit services, irrespective of value, are required to be approved by the Committee. In particular, we expressly prohibit the provision of certain tax, HR and other services by the external auditor. We review non-audit services on a case-by-case basis, including reviewing the ongoing effectiveness and appropriateness of our policy.

The Committee receives regular reports summarising the amount of fees paid to the auditors. During 2022, Pearson spent a similar amount on non-audit fees when compared with 2021. For 2022, non-audit fees represented 1% of external audit fees (2% in 2021).

For all non-audit work in 2022, EY was selected only after consideration that it was best able to provide the services we required at a reasonable fee and within the terms of our policy on external auditors. Where EY is selected to provide audit-related services, we take into account its existing knowledge and experience of Pearson. Where appropriate, services were tendered prior to a decision being made as to whether to award work to the auditors.

Significant non-audit work performed by EY during 2022 included:

— half-year review of interim financial statements

A full statement of the fees for audit and non-audit services is provided in note 4 to the financial statements on page 158.

Graeme Pitkethly

Chair of Audit Committee

Significant issues considered by the Audit Committee

Issue	Action taken by Audit Committee	Outcome
Goodwill allocation and impairment reviews		
— Pearson carries significant goodwill and other intangible asset balances. As a result of business disposals and an associated change in organisation structure there has been a change in the determination of cash generating units and goodwill has been reallocated. There are significant estimates and assumptions used in the impairment review. Pearson has made significant impairments to goodwill across a variety of its businesses in past years.	— The Committee considered the impact of acquisitions, disposals and changes in organisation design on the determination of cash generating units and in particular the level at which goodwill is monitored. The Committee reviewed the reallocation of goodwill across the cash generating units including those disposed. — The Committee monitored the Group's plans and forecasts during the year to determine if there were impairment triggers. The Committee considered the results of the Group's goodwill impairment reviews which were undertaken in December and refreshed post year end. Key assumptions – including cash flows derived from strategic and operating plans, long-term growth rates and the weighted average cost of capital – were reviewed and challenged. The Committee considered the sensitivities to changes in assumptions and the adequacy of disclosures required by IAS 36 'Impairment of Assets' in relation to the Group's CGUs.	— The Committee is satisfied with the determination of cash generating units and the associated goodwill reallocation. — The Committee is satisfied with the annual impairment review with confirmation of sufficient headroom in each of the cash generating units. — The Committee is satisfied with the disclosures relating to goodwill.
Going concern and viability		
— The assessment of the Group's viability and the appropriateness of the going concern assumption.	— The Committee reviewed future budgets and cash flow forecasts to understand the Group's available liquidity and ability to continue as a going concern. The Committee reviewed and challenged the risks identified to the forecasts. The Committee reviewed the outcome of the severe but plausible scenario modelling and stress testing.	— The Committee is satisfied with the modelling process and the risks identified. In addition, the Committee is satisfied with the stress testing performed and the severe but plausible scenario modelling. The Committee noted that in all scenarios the Group had a high level of liquidity headroom and sufficient headroom against covenant requirements. — The Committee is satisfied with the assessment of the Group's viability and is satisfied that the Group is a going concern. — The Committee is satisfied with the disclosures related to going concern and viability.
Acquisitions and disposals		
— Pearson disposed of its interests in its international courseware local publishing businesses, disposing of assets in French speaking Canada, Italy, Germany, South Africa and Hong Kong. In addition, Pearson announced a strategic review of its Online Program Management business. — Pearson acquired Credly Inc, increasing its ownership from 19.9% to 100%. — Pearson acquired 100% of ATI STUDIOS A.P.P.S S.R.L (Mondly).	— The Committee reviewed the accounting for the disposal of the international courseware local publishing businesses with specific focus on consideration, net assets disposed and disposal costs. The Committee also reviewed tax assumptions relating to the disposal transactions. In addition, the Committee reviewed the judgement related to whether the results and cash flows of the disposed businesses should be classified and presented as discontinued operations by reference to the criteria set out in IFRS 5. — The Committee reviewed the status of the strategic review of the Online Program Management businesses and considered this against the IFRS 5 criteria to be classified as held for sale. — The Committee reviewed the accounting for the Credly and Mondly acquisitions with specific focus on the step acquisition accounting for Credly, consideration, net assets acquired including the valuation of intangibles and the recognition of goodwill. The Committee noted the use of third party valuation experts to value the acquired intangible assets.	— The Committee determined that disposal accounting for the international courseware local publishing businesses had been appropriately recorded. The Committee is satisfied with the judgement that the results and cash flows of the disposed businesses should not be classified and presented as discontinued operations and is also satisfied with the disclosures related to this item. — The Committee also agreed that the IFRS 5 criteria to be classified as held for sale in respect of the Online Program Management businesses had not been met as at 31 December 2022. — The Committee determined that the acquisition accounting for Credly and Mondly had been undertaken appropriately but notes that it remains provisional as at 31 December 2022.

Issue	Action taken by Audit Committee	Outcome
Revenue recognition		
— Pearson has a number of revenue streams where revenue recognition is complex. For some revenue streams significant judgements and estimates are required in order to determine the amount and timing of revenue recognition.	— The Committee regularly reviews and challenges revenue recognition practices and the underlying assumptions and estimates. In addition, the Committee has visibility of internal audit findings relating to revenue recognition controls and processes and routinely monitors the views of external auditors on revenue recognition issues.	— The Committee is satisfied that revenue is being recognised appropriately.
Property asset impairment reviews and classification		
— Pearson holds significant right-of-use assets in relation to leased properties. The property portfolio has been further simplified, significantly reducing the square footage required. The right-of-use assets have consequently been impaired. In addition, assumptions made in previous years regarding the ability to sublet have been revisited. There are significant estimates and assumptions used in the impairment review. — In light of the changes in use of Pearson's property assets from own use to sublet, the classification of property assets has been assessed resulting in recognition of certain assets as investment property in 2022.	— The Committee monitored the Group's property strategy during the year to determine if there were impairment triggers. The Committee considered the results of the Group's property impairment reviews with specific focus on the 80 Strand and Hoboken properties. Key assumptions – including potential rental value, expected sublease durations and terms such as rent free periods – were reviewed and challenged. The Committee considered the adequacy of related disclosures. The Committee noted the input of third party property specialists in determining the key assumptions. — The Committee reviewed the assessment of the property assets against the criteria to be classified as investment property.	— The Committee is satisfied with the results of the property impairment reviews and the subsequent impairment charges recognised in the income statement. — The Committee is satisfied that the charges relate to a major restructuring programme and so meet the Group's criteria to be excluded from adjusted performance measures. — The Committee is satisfied with the disclosures relating to property impairments. — The Committee is satisfied with the decision to classify certain property assets as investment property and the disclosures relating to this classification.
Tax		
— Pearson holds provisions in relation to uncertain tax positions. — In 2021, Pearson paid £105m (including interest) in relation to the EU state aid matter and at that time the amount was recognised as an asset as it was expected to be recovered in due course. In 2022, the EU General Court dismissed the appeal made by the UK Government in relation to this matter. As a result of the dismissal, Pearson have concluded that a provision is now required in relation to this issue. — In 2022, Pearson have released tax risk provisions totalling £72m following the expiry of the statute of limitations for certain periods in the US. — Changes to, and the application of, tax legislation continues to be a complex and judgemental area.	— The Committee considered various developments during the year, including Pearson's ongoing response to the European Commission's decision that the UK's Finance Company Partial Exemption rules constituted state aid ('EU state aid'). The Committee noted that the EU General Court dismissed the UK Government's appeal in relation to the EU state aid matter and concur with management that a provision is now required for this item. — The Committee reviewed the release of the tax risk provisions resulting from the expiry of the statute of limitations, including the presentation of these items within adjusted and statutory earnings.	— The Committee is satisfied with Pearson's approach to managing the impact of tax legislation changes and agreed with the views of management regarding tax provisioning levels. — The Committee is satisfied with Pearson's approach to the EU state aid matter including the provision made in relation to amounts paid in 2021 and ongoing disclosure about this matter. — The Committee is satisfied with the release of US tax provisions and the presentation of the items within the income statement.
Investments in unlisted securities		
— Pearson holds investments in unlisted securities. Historically, all of these investments have been classified as fair value through other comprehensive income. On further review of limited life funds the classification for certain funds has been changed to fair value through profit and loss. — The change in classification represents an error in the prior year accounts and prior year comparative numbers have been restated.	— The Committee considered the classification of certain limited life funds held by Pearson and agreed with the reclassification. — The Committee considered the need for restatement of prior year comparative numbers considering both quantitative and qualitative factors. — The Committee reviewed the disclosures relating to the restatement. — The Committee reviewed the control implications relating to this matter.	— The Committee agreed with the reclassification of certain unlisted securities. — The Committee agreed with the requirement to restate comparative figures based on quantitative size but reviewed and agreed with management's determination that the qualitative factors suggest this is not a material item to users of the accounts. — The Committee is satisfied with the accounting treatment in the current year and the disclosures related to the restatement of comparative figures. — The Committee were satisfied that the control deficiency has been remediated.

Directors' remuneration report



Sherry Coutu - Committee Chair

Key messages from the Remuneration Committee

— During the year, the Committee undertook a comprehensive review of the Directors' remuneration policy, which is due for its triennial renewal at the 2023 AGM. Following extensive consultation with shareholders, it was determined that a conventional UK incentive structure would be retained but with modifications to quantum and enhancement of key UK governance features.

— The Committee also reviewed the implementation of the Directors' remuneration policy for 2023, in particular the performance framework, to ensure it appropriately supports delivering Pearson's forward-looking strategy.

— The Committee spent significant time during the year considering the inclusion of strategic and ESG priorities in incentives and benefited from insights provided by Annette Thomas given her key role on Pearson's Reputation & Responsibility Committee. We will introduce a new ESG metric into the LTIP and remove digital sales from the AIP.

— As Committee Chair, I engaged extensively with shareholders and their advisers throughout 2022, and all feedback received was considered by the Committee when finalising the Directors' remuneration policy and its implementation for 2023.

— The Committee considered performance outcomes for 2022. The annual incentive outcome for Executive Directors is 76% of maximum reflecting strong financial and strategic progress delivered in 2022. The long-term incentive granted in 2020 will vest at 58% of maximum considering the profitable growth and shareholder value created over the three-year performance period.

— A thorough review was conducted ahead of the release of the second tranche of the co-investment award for the Chief Executive, considering performance underpins, broader company performance, and stakeholders' experience and it was determined that this tranche should vest in full.

— The Committee remains focused on ensuring remuneration policies and practice for all Pearson's colleagues are consistent with our need to attract and retain the right talent for our digital future, and are appropriately aligned to our forward-looking strategy, our purpose, and our mission, vision, and values.

— During the year, I engaged with colleagues on executive pay and wider reward matters through several channels, including the Employee Engagement Network.

Terms of reference

The Committee's terms of reference are in line with the 2018 UK Corporate Governance Code and are available on the Governance page of our website at pearsonplc.com (a summary of the Committee's responsibilities is on page 111).

Board Committee attendance

There were 7 scheduled meetings of the Remuneration Committee in 2022. Attendance by Directors was as follows:

Committee members	Meetings attended
Sherry Coutu CBE	7/7
Esther Lee[1]	6/6
Tim Score	7/7
Sidney Taurel[2]	2/2
Annette Thomas[3]	3/3

1. Esther Lee joined the Remuneration Committee on 1 April 2022.
2. Sidney Taurel stepped down from Pearson's Board and the Remuneration Committee at the AGM on 29 April 2022.
3. Annette Thomas joined the Remuneration Committee on 1 August 2022.

Dear Shareholder

On behalf of the Board, I am pleased to present the 2022 Directors' remuneration report, which includes our 2023 Directors' remuneration policy.

Pearson completed 2022 ahead of original expectations. The Group delivered a robust financial performance, with underlying sales up 5% and an underlying increase in adjusted operating profit growth of 11% as well as being on-track to deliver significant cost efficiencies in 2023.

Pearson made strong strategic progress over the year, including reshaping the portfolio for growth, adding capabilities and increasing interconnectivity between divisions to unlock synergies and build further lifelong learning potential. The Company's strong strategic, operational, and financial progress was reflected in the share price and value delivered to our shareholders. Pearson ended the year as one of the top performers in the FTSE 100, delivering a total shareholder return of over 50% in 2022.

The work undertaken by Andy Bird and his new executive team over the last two years has ensured robust digital foundations for the next stage of Pearson's journey which will enable new digital products and services to be brought to market at pace. Going forward, Pearson intends to capitalise on the momentum to date and continue to accelerate the growth of the business through its connected commercial and consumer strategy.

Directors' Remuneration Policy review

In line with the normal three-year cycle in the UK, Pearson's Directors' remuneration policy will be subject to shareholder vote at the 2023 AGM. In advance of this, the Committee has spent significant time rigorously reviewing the Directors' remuneration policy and its implementation to ensure it remains fit for purpose as Pearson looks to the future. This review considered Pearson's renewed strategy, the strong performance of the business, and the views and expectations of our shareholders, their advisers, and other stakeholders.

Andy Bird was appointed Chief Executive shortly after the approval of our existing Directors' remuneration policy at the 2020 AGM. Under his leadership, Pearson attracted several new experienced individuals to lead the business and the whole organisation is energised and focused on executing our new strategy. Additionally, Pearson has moved from near the foot of the FTSE 100 to around 60th due to the significant increase in market cap during 2022.

The continued execution of the renewed digital-first strategy, through which Pearson aims to deliver innovative digital learning products through an integrated commercial and consumer strategy, demands a highly skilled and experienced management team. Attracting and retaining the correct calibre of talent has been and will remain crucial in accelerating the growth of the Company and ensuring it is well positioned to compete globally and capture market share.

North America is a key talent and growth market for Pearson and critical to the future success of the business. Pearson needs to be able to recruit and retain talent from this market, which generates two-thirds of Pearson's total revenue, to deliver on its strategy. However, remuneration practices in the US differ significantly from the UK both in terms of quantum and structure, particularly with regard to long-term equity arrangements.

Highlighted by the appointment of Andy Bird, the Committee believes that the existing executive remuneration framework does not adequately act as an attraction, retention and incentivisation tool for US talent. To secure his appointment, the Committee developed a bespoke one-off co-investment award. This illustrates the challenges of recruiting in the US market, and the Committee is keen to ensure that the new Directors' remuneration policy appropriately rewards the current Executive Directors, whose skills and experience will be particularly sought after for their contribution, while also containing additional flexibility to attract future talent if required over the three-year life of the Directors' remuneration policy.

In this context, the Committee is proposing to implement a package of changes to the Directors' remuneration policy and its implementation for 2023.

Initially, the Committee considered various alternative incentive frameworks, including a hybrid structure comprising both performance shares and restricted shares, which is very common in the US market, and operated by Pearson for senior management below Executive Director level. Feedback from some investors highlighted a continued preference for performance shares only, and so the Committee determined that a conventional UK incentive framework should be retained.

To support the attraction, retention and incentivisation of the critical executive talent needed to deliver the forward-looking strategy and ultimately the creation of long-term sustainable value for our shareholders and other stakeholders, the Committee is proposing to:

— adjust the percentage that pays out under the Annual Incentive Plan (AIP) and Long-Term Incentive Plan (LTIP) for threshold performance to 25% and 20% of maximum, respectively

— increase the Policy maximum opportunity level under AIP from 200% to 300% of salary

— increase the Policy maximum opportunity level under LTIP from 350% to 450% of salary.

For 2023, it is proposed that the Chief Executive will participate in the AIP and LTIP with maximum opportunity levels aligned to these increased maximums. For the Chief Financial Officer, maximum opportunity levels for 2023 will be increased to 200% of salary for the AIP and 300% of salary for the LTIP (an increase from 170% and 245% of salary, respectively). See page 94 for further details on the market data considered by the Committee in assessing pay competitiveness at Pearson.

The Committee believes that retaining a UK market-aligned remuneration framework for the forward-looking Directors' remuneration policy, but with increased opportunity levels, is the best way to continue to drive a strong pay for performance culture and respond to the needs of the global talent market for digital innovators, whilst remaining mindful of the UK governance environment and the views of our shareholders.

Performance framework

While the Directors' remuneration policy contains sufficient flexibility to adjust performance measures on an annual basis, the Committee took the opportunity as part of the Directors' remuneration policy review to undertake a full review of the performance framework to ensure it continues to closely align to the forward-looking strategy. Overall, the Committee considered that current performance framework principles remain appropriate, although a number of changes to how this is implemented are being proposed for 2023.

Incorporation of ESG into the incentive framework

Pearson is a purpose-driven Company – we add life to a lifetime of learning through creating vibrant and enriching learning experiences designed for real-life impact, so everyone can realise the life they imagine. We believe learning is one of the greatest forces for change in the world, and as the world's leading learning company, we have a duty to help drive that change and deliver against our purpose. The strategy and priorities for the business are therefore anchored around this, and everyday actions and behaviours have a strong social impact.

The Committee spent a significant amount of time during the year debating the most appropriate ESG measures for inclusion in incentives. The strategic element of the AIP already includes relevant ESG priorities, and this will continue for 2023. In terms of specific ESG metrics, the AIP will include two targets for 2023 – one focused on investing in a diverse pipeline and increasing representation of employees from an ethnic minority background at management levels, and the other focused on achieving a step change towards our 2030 carbon reduction goal. Reflective of the importance of delivering against our strategic commitments, the Committee chose, for the first time in 2022, to prospectively disclose annual performance targets in respect of strategic measures. A similar approach has been taken in respect of ESG measures for 2023.

In addition to the AIP, taking on board feedback from our largest shareholders and reflecting the fact that progression of our ESG priorities is integral to long-term sustainable growth of the business, Pearson is introducing an ESG measure into the LTIP for 2023 with a weighting of 10%. For 2023, the ESG measure will centre on building an inclusive culture and increasing female representation at leadership levels.

When considering specific ESG measures for incentives, the Committee wanted to ensure strong relevance to the strategy and that measures should be quantifiable. Pearson is dedicated to creating bias-free content that reflects the diversity, depth, and breadth of all learners' lived experiences. Within its content, Pearson acknowledges its responsibility to demonstrate inclusivity and incorporate diverse scholarship so that everyone can achieve their potential through learning. In this context, an ongoing focus on diversity, equality, and inclusion at all levels of the Company is important – embracing diversity throughout our own organisation will lead to a more diverse and representative Pearson product. The Committee therefore considers it appropriate that such metrics are included within both the AIP and LTIP. The focus of each measure does however differ – the AIP considers ethnicity across a broader management population, while the LTIP is focused on female representation in leadership roles.

Proposed changes to other measures

For the AIP, it is proposed that the operating cash flow measure, which has a weighting of 20%, is replaced with a free cash flow measure. Free cash flow is a measure preferred by some investors as it better corresponds to the cashflows available to return to them. The introduction of this measure reflects the importance of free cash flow generation to Pearson's fundamental value, and ensures executives are incentivised to improve it.

Directors' remuneration report *continued*

The digital sales metric which formed part of the strategic AIP measures in prior years will be removed for 2023. Considering the growth in digital and digitally-enabled sales over the last five years, and that this now accounts for around three quarters of total sales, the Committee, with input from key shareholders, determined that including both a sales metric and a digital sales metric within the AIP was no longer appropriate. The strategic element of the AIP will therefore focus solely on ESG measures for 2023, at the same weighting as in 2022 (10% of the total AIP).

For 2023, in response to the removal of digital sales, the weighting of the adjusted operating profit measure will be increased to 40% to further incentivise the drive for profitable growth. The Committee did consider whether to include an additional strategic measure in place of digital sales, for example, a measure related to consumer engagement or product effectiveness. It was however determined that further work was required to ensure a sufficiently robust metric which could be linked to incentives, although the current intention of the Committee is that such a metric will be incorporated in future years.

Overall, therefore, for 2023, the AIP will be based 40% on adjusted operating profit, 30% on sales, 20% on free cash flow and 10% on strategic ESG measures. In line with normal practice, the Committee will review its approach in advance of each financial year to ensure that the balance of performance measures remains appropriate and aligned to the financial and strategic priorities of the Group.

For the LTIP, the majority of the awards will continue to be based on adjusted EPS, relative TSR and a return measure, with these three measures equally weighted at 30% each. The introduction of the new ESG measure, as described above, accounts for the remaining 10%. It is however proposed that, from 2023, Return on Capital replace net ROIC as the return measure. Return on Capital is considered a more appropriate and simpler measure for the business in terms of measuring how efficiently returns are generated from our asset base and is more consistent with the approach taken by other companies in the market.

The Committee also carefully considered the peer group against which to measure relative TSR performance, reflecting on whether a bespoke peer group, international index or a sector-specific index should be used instead of or alongside the FTSE 100. Initially, it was determined that the FTSE 100 should be retained given its simplicity, the fact that Pearson is a constituent of the FTSE 100 and subject to similar market dynamics as other global UK-listed companies. Further, the Committee was mindful of the challenges of identifying either an appropriate bespoke peer group or a defined sector group or index which adequately reflects Pearson's business mix and UK-listing.

However, during the shareholder consultation exercise, it became clear that shareholders held a broad range of views in relation to the most appropriate TSR comparator group for Pearson. Whilst it was generally recognised there is no "perfect" comparator group, some preferred the simplicity of the FTSE 100 whilst others thought an international or sector-specific comparator group would more closely reflect Pearson's strategic ambition. The Committee therefore re-visited its initial deliberations, and to balance the various perspectives, it has ultimately been determined that a hybrid approach will be taken – 50% of the TSR element will continue to be measured relative to the FTSE 100 while the other 50% will be measured relative to the S&P 500. For both the FTSE 100 and S&P 500, certain sectors – financial services, energy, basic materials, utilities and healthcare – will be excluded as companies within these sectors are subject to very different market forces to Pearson and are therefore not considered relevant comparators.

Target-setting for 2023

One of Pearson's remuneration principles, which apply across the whole organisation, centres on pay for performance, and this is actively considered by the Committee when determining targets. For 2023, in line with usual practice, a robust target-setting process has been followed considering Pearson's strategic plan as well as analyst consensus to reflect market expectations.

This year, the Committee also considered the increased opportunity levels under the Directors' remuneration policy to ensure that any pay-out will appropriately reflect the performance delivered and ultimately value created for our shareholders. For maximum pay-out, performance must be significantly in excess of current market guidance. Overall, the Committee believes that the 2023 LTIP targets are appropriately stretching in the context of the business and external environment and would only result in significant value delivered to management where there has been significant value created for shareholders and other stakeholders. See page 99 for full details of 2023 LTIP targets.

The Committee has a strong focus on pay for performance and a robust track record of setting stretching targets, as demonstrated by the targets set in recent years and subsequent incentive outcomes. The approach taken this year is no different.

Shareholder engagement

Over the last year, as part of the Directors' remuneration policy renewal, the Committee has engaged extensively with shareholders and shareholder representative bodies. I would personally like to take this opportunity to thank all those who took the time to engage with us and provided feedback on the executive remuneration approach at Pearson. As always, your feedback is invaluable.

Since the introduction of the one-off co-investment award, which was designed to secure the appointment of Andy Bird, a significant minority of shareholders have continued to vote against Pearson's remuneration resolutions, including the 2021 Directors' Remuneration Report at the 2022 AGM. The Committee is naturally disappointed with this outcome, but equally is committed to ensuring Pearson has an executive remuneration framework which allows it to be competitive.

When developing the new Directors' remuneration policy, the Committee took a phased approach to shareholder engagement, initially seeking the views of our major shareholders on the direction of travel, before building out more detailed proposals. These initial conversations with shareholders in June and July 2022 resulted in the Committee deciding to retain the existing incentive framework rather than pursue an alternative.

Overall, the Committee received feedback from, or directly engaged with, approximately 55% of Pearson's ownership as well as the key proxy advisors. We highly value the inputs and views of all shareholders and their advisors and have taken these into account when finalising our approach. It is worth highlighting, however, that throughout the engagement process we received a broad range of feedback, with the views of individual shareholders often differing, and as a result it is not necessarily always possible to meet the preferences of all shareholders.

In my conversations, there was a general understanding of the challenges faced by Pearson – the need, despite being a UK-listed company, to develop an executive remuneration framework which adequately acts as an attraction, retention and incentivisation tool for US talent given that North America is a key talent and growth market for Pearson, and critical to its future success. That said, the engagement exercise highlighted specific areas of concern for some shareholders, and reflective of this, the Committee has modified its proposals. This includes:

- **Introduction of annual bonus deferral.** In response to shareholder feedback, the Committee determined to introduce annual bonus deferral where an Executive Director has not yet met the relevant shareholding guideline. In such circumstances, it is proposed that an Executive Director would defer a third of any bonus earned into an award of Pearson shares for two years.
- **Increase in shareholding guidelines** in line with increased LTIP opportunity. Several shareholders noted that considering the proposed increase in LTIP opportunity they would expect a corresponding increase in shareholding guidelines, strengthening the alignment of Executive Director interests with those of shareholders. The Committee is therefore proposing that shareholding guidelines will increase to 450% of salary for the Chief Executive Officer and 300% of salary for the Chief Financial Officer, in line with the proposed annual LTIP award levels.
- **Reduction of LTIP threshold to 20% of maximum.** Our original proposal was to increase the LTIP percentage that pays out for threshold performance to 25% of maximum for all measures in line with market norms. However, combined with an increase in the maximum LTIP opportunity to 450% of salary, this resulted in a threshold vesting level in excess of 100% of salary. Mindful of the higher opportunity level, but in line with the original intention to align the threshold vesting percentage across all long-term metrics, the Committee is now proposing to reduce threshold vesting to 20% of maximum. This will mean that for threshold performance, LTIP vesting would be 90% of salary for the CEO as opposed to 112.5% of salary.
- **Re-balancing of LTIP measures.** Shareholders expressed a range of views in relation to long-term performance measures, particularly in relation to our original proposal to reduce the weighting of Return on Capital in favour of TSR and EPS. Mindful of this feedback and the focus on capital allocation as Pearson looks to grow for the future, the Committee determined that TSR, EPS and Return on Capital should be equally weighted within the LTIP.

Shareholder feedback also informed the Committee's decisions in relation to the TSR comparator group and Executive Director salary increases for 2023.

Pearson remains committed to a constructive and positive relationship with all its shareholders and their advisers and will continue to engage widely as appropriate going forward.

Incentive outcomes for 2022

2022 AIP and 2020 LTIP

The strong financial and strategic progress delivered in 2022 resulted in a formulaic AIP outcome for Executive Directors of 76% of maximum. Overall, the Committee was satisfied that the formulaic outcome was reflective of the performance achieved.

The LTIP granted in 2020 will vest in 2023 at 58% of maximum reflecting profitable growth and shareholder value created over the three-year performance period. Only the Chief Financial Officer participated in this award, and shares vesting will remain subject to a two-year holding period.

As disclosed in the 2020 Directors' Remuneration Report, mindful of the share price volatility at the time the 2020 LTIP was granted, the Committee exercised its discretion to use a five-day average share price to 1 March 2020 (573.72p) rather than the share price prior to the date of grant in May (459.80p). This resulted in approximately 55,000 fewer shares being granted to the Chief Financial Officer.

The Committee considered that the overall vesting outcome reflected the performance of the business over the three-year period, in particular the success of the new strategy, and therefore no further discretion was applied.

Second tranche of the Chief Executive's co-investment award

The second tranche of the one-off co-investment award granted to Andy Bird to secure his appointment vested following 31 December 2022. Vesting was subject to achievement of performance underpins linked to strategic progress and there being no significant ESG issues resulting in significant reputational damage. These underpins are intended to guard against payment for failure, ensuring the Committee can reduce vesting if in its opinion the performance of the business or the individual does not support this.

The Committee undertook a rigorous assessment of the relevant performance underpins as well as a holistic review of broader Pearson performance and the experience of all stakeholders.

In its assessment, the Committee followed the framework developed and disclosed in prior years. Overall, the Committee determined that the second tranche of the award would vest in full and full disclosure of the Committee's deliberations in this regard is on pages 103 and 104.

Shares vesting remain subject to a holding period until 31 December 2023. The final tranche of the award will vest following 31 December 2023 subject to the relevant performance underpins, which include an additional TSR underpin, and Andy Bird's continued employment at the vesting date.

Salaries for 2023

For 2023, salary levels for Executive Directors were considered in the context of general economic and market conditions, the level of increases made across the Company as a whole, and individual performance. In addition, the Committee recognised that Andy Bird had not had an increase in his salary since his appointment in 2020 and that, from an overall package perspective, his remuneration is significantly below US levels. Mindful of this, and the exceptional performance of the Company since his appointment, the Committee felt that it would have been warranted to increase Andy Bird's salary significantly, and consulted with shareholders on this basis.

However, cognisant of the current external environment, which over the last year has steadily become more challenging for our broader employee population who are more exposed to high levels of inflation and the associated cost-of-living pressures, and shareholder feedback and guidance in this area, the Committee determined that the salary increase for Andy Bird should be 3.5%, in line with the average salary increase awarded to the US workforce and below the average rate for the UK workforce and Pearson as a whole.

The salary for the Chief Financial Officer will be increased by 4% in line with the average increase for the UK workforce.

Remuneration across Pearson

Pearson's remuneration principles are consistent across the organisation and are designed to support Pearson's culture and to make Pearson an employer of choice and able to attract and retain talent to execute our digital-first strategy. Remuneration across the workforce is designed to reflects the role, skills and experience, and performance of any relevant individual as well as local market practice. Many of the features of our Directors' remuneration policy apply more broadly, for example, over half of all Pearson employees (c.11,200 employees) participated in an AIP during 2022 which was funded based on similar performance measures as used for Executive Directors.

Mindful of the energy crisis which has had a disproportionate impact on Pearson's lowest paid employees in the UK and elsewhere in Europe, Pearson made a one-off cost-of-living payment equal to £1,000 or €1,000 to these individuals at the end of 2022. As a global company, Pearson monitors the impact of external worldwide events on pay competitiveness and makes adjustment where appropriate to ensure employees are rewarded fairly for their contribution, for example, targeted pay solutions have been implemented in markets suffering from acute inflationary pressures such as Sri Lanka and Turkey.

The Committee receives regular updates on talent matters and wider workforce considerations and actively considers the approach to reward throughout the organisation when determining executive remuneration. In addition, the Committee closely reviews relevant pay ratios and pay gaps and supports efforts to make progress against these metrics. Last year, to ensure a more proactive approach and enable a two-way conversation, the Employee Engagement Network held a discussion on reward and incentives at Pearson. The EEN met to discuss how the annual bonus plan is funded and how we seek to achieve alignment between Executive Directors and the wider workforce through the use of consistent measures.

I would like to thank shareholders for their continued support at the 2023 AGM in relation to both our 2022 Directors' remuneration report and 2023 Directors' remuneration policy.

Sherry Coutu, CBE

Chair of Remuneration Committee

Pearson's Remuneration Framework At a Glance

Remuneration principles

Pearson's remuneration principles govern pay for the whole organisation. We have developed remuneration arrangements for our Executive Directors with these principles in mind.

1	**2**	**3**	**4**	**5**	**6**
Aligned to longer-term strategy	**Pay for performance**	**Market competitive**	**Targeted differentiation**	**Tailored**	**One part of the employee value proposition**
Reward is linked to achieving Pearson's longer-term strategy, growth, and sustainability	Remuneration framework and outcomes are aligned with performance	Pay levels are market competitive, based on role, grade, and contribution, and ensure individuals are fairly rewarded in line with the market	We operate targeted differentiation of reward across our employees, linked to talent and performance management	Our approach to reward is tailored in certain circumstances to address a specific market/business need, and is consistent with our underlying reward philosophy	Remuneration is one part of our broader employee value proposition – and not the only reason to work for Pearson

Our Directors' remuneration policy and its implementation supports our Company purpose of adding life to a lifetime of learning, our strategy and ultimately the delivery of long-term sustainable value for all stakeholders, including our shareholders.

In developing the forward-looking Directors' remuneration policy, the Committee had due regard to the principles outlined within the UK Corporate Governance Code.

— Pearson's remuneration principles, as set out above, **align with our culture** and position us as an employer of choice, so we can continue to attract and retain the right talent, and support our digital future. We recognise that remuneration is only one part of Pearson's employee value proposition

— Our forward-looking executive remuneration framework is designed to be **simple**, with total remuneration made up of fixed and performance-linked elements, supporting different strategic objectives

— Our remuneration framework and outcomes are designed to be **aligned with performance**:

— Selected performance measures for the AIP (Annual Incentive Plan) and LTIP (Long-Term Incentive Plan) are key to achieving the Group's strategic objectives. The Committee reviews performance measures annually to ensure they incentivise appropriate management behaviours and goals

— The Committee carries out a robust target-setting process each year, considering Pearson's strategic plan, as well as analyst consensus to reflect market expectations. This results in stretching, yet achievable, AIP and LTIP targets

— Maximum awards under the AIP and LTIP are capped and clearly disclosed in our Directors' remuneration policy alongside **predictions** of how the Directors' remuneration policy may apply in various performance scenarios

— When determining pay-outs, the Committee considers whether the outcome reflects overall company performance and the experience of stakeholders over the period, including shareholders and colleagues. If not, it has the discretion to adjust outcomes

— The Committee is **mindful of reputational and other risks** when implementing the forward-looking Directors' remuneration policy and determining outcomes for Executive Directors and senior management. Pearson has safeguards in place, such as malus and clawback provisions and a two-year LTIP holding period, as well as robust shareholding guidelines, which extend post-employment.

— Before signing off the Directors' remuneration report, the Committee reviews drafts and inputs to **clarify** our disclosures. In renewing the Directors' remuneration policy this year, the Committee **engaged extensively with shareholders** to ensure they fully understood the rationale for change, and to give them the opportunity to feed into the decision-making process and inform final conclusions.

2023 Directors' Remuneration Policy

The 2023 Directors' remuneration policy will be subject to shareholder approval at the AGM to be held on 28 April 2023. This section outlines key changes to the Directors' remuneration policy following the Remuneration Committee's extensive review over the last year. The 2023 Directors' remuneration policy is set out in full on pages 112 to 119.

Key changes to Directors' remuneration policy

	Key features of the 2020 Directors' remuneration policy	Outline of proposed changes for 2023
Salary	Base salaries reflect level, role, skills, experience, the competitive market and individual contribution.	No changes to policy
	Base salaries are normally reviewed annually, with any increases normally in line with typical increases awarded to other Group employees.	
Allowances and benefits	Reflects the local competitive market and may include travel-related, health-related and risk-related benefits as well as any other benefits provided to the majority of employees.	No changes to policy
	The Committee may introduce other benefits if it is considered appropriate to do so.	
Retirement benefits	Employees in the UK, including Executive Directors, are eligible to join the Money Purchase 2003 section of the Pearson Pension Plan.	No changes to policy
	The Committee has discretion to put in place retirement benefit arrangements in line with local market practice.	
	Executive Directors, who opt out of the pension, can receive a cash allowance of up to 16% of base salary, in line with the maximum company contribution as a percentage of salary that UK employees of a similar age are eligible to receive.	
Annual incentive	Maximum opportunity of 200% of base salary.	Increase in maximum opportunity to 300% of base salary. For 2023, maximum opportunities are:
	Based on the achievement of annual business goals and strategic objectives, with financial metrics accounting for at least 75% of total opportunity.	— 300% for the Chief Executive
		— 200% for the Chief Financial Officer
	Normally no payout for threshold performance, with 50% payable for on-target performance.	Increase in payout for threshold performance to 25% of maximum.
	Discretion to adjust formulaic outcome where this does not reflect underlying performance.	Introduction of bonus deferral where shareholding guidelines have not been met.
	Awards paid fully in cash.	
	Malus and clawback provisions apply.	
Long-term incentive	Maximum opportunity of 350% of base salary.	Increase in maximum opportunity to 450% of base salary. For 2023, maximum opportunities are:
	Based on achievement of targets for earnings per share, a return on measure and relative total shareholder return (weighted equally) over a three-year performance period.	— 450% for the Chief Executive
		— 300% for the Chief Financial Officer
	Discretion to adjust formulaic outcome where this does not reflect underlying performance.	Proportion of award that vests for threshold aligned at 20% across all performance measures.
	Awards are subject to a post-vesting holding period of two years.	Introduction of ESG into the performance framework.
	Malus and clawback provisions apply.	
Shareholding guidelines	Current in-employment guidelines of:	Increase in in-employment guidelines in line with increase LTIP opportunity:
	— 300% for the Chief Executive	— 450% for the Chief Executive
	— 200% for the Chief Financial Officer	— 300% for the Chief Financial Officer
	Post-employment shareholding guidelines apply.	

Directors' remuneration report *continued*

Consideration of market data in assessing pay competitiveness at Pearson

In determining the 2023 Directors' remuneration policy proposals and their implementation, the Remuneration Committee considered remuneration levels at comparable companies both in the UK and US. The approach to market data was to consider multiple different reference points, including those described below, to provide a rounded view of overall positioning against the market. **The Committee has not sought to follow any specific market reference and is mindful that, whilst the primary talent market is likely to continue to be the US, Pearson is a UK-listed company and operates a UK market aligned remuneration framework.**

Market reference points

— Executive Director remuneration in UK-listed companies of a similar market capitalisation to Pearson, the FTSE 41 to 100. This comparator group recognises Pearson's London listing, the fact that Pearson is a member of the FTSE 100, and that UK investors and proxy agencies would likely consider competitiveness of remuneration levels at Pearson in this context primarily. Pearson is currently positioned c.60th in the FTSE 100 (based on a three-month average market capitalisation). Market data for the FTSE 100 as a whole was also considered as an additional reference point given Pearson's growth in 2022.

— Executive Director remuneration in US-listed companies of a broadly similar financial size and in a similar sector to Pearson. This comparator group included companies in the broadcasting, interactive media and software sector with similar revenue to Pearson. It considers what Executive Directors are paid in broadly similar US-listed companies, although it does not directly align to Pearson's talent market.

— Remuneration in US-listed companies more closely aligned to Pearson's talent market and strategic ambitions. This comparator group comprised US technology, communications, and consumer discretionary companies, in particular those that are at the forefront of transformative, innovative plays within technology and digital, based on the Nasdaq-100 Index. Recognising, however, that many of these companies were materially larger than Pearson in terms of financial size, rather than considering remuneration levels for the CEO role, the market data considered was for roles reporting into the CEO (primarily heads of business units or Chief Executives of subsidiary businesses) which is analogous to Andy Bird's previous executive role. This data was only considered in respect of the CEO role at Pearson.

The Committee is mindful of the views of many investors in relation to setting executive pay solely based on market data as well as views on using international peer groups. The Committee therefore wanted to take a balanced and thoughtful approach which incorporates the views of all key stakeholders.

Pay positioning

Overall, the intention of the Committee was to ensure a package for the Chief Executive which was competitive considering Pearson's primary talent market. While it is acknowledged the proposed package for the Chief Executive is towards the top end of market practice from a UK perspective, it is within the broad range of pay received by executives below CEO level at relevant US-listed companies whom Pearson might look to approach for future Executive Director roles – total compensation for such roles typically ranged c.$4m to c.$11m at target. This is still well below that of CEOs at similarly sized US companies.

	Chief Executive Officer		Chief Financial Officer	
	UK positioning	**US positioning**	**UK positioning**	**US positioning**
Salary	Towards the top end of UK practice	Within US market competitive range for CEO roles	Within UK market competitive range	Within US market competitive range
Annual bonus opportunity	For CEO roles, the market data illustrated that annual bonus opportunity levels in the US were around double opportunity levels in the UK. The same picture is not however true for other executive roles, where annual bonus opportunity in the US is more closely aligned to, although still marginally higher than, UK levels.			
	Towards the top end of UK practice	Within US market competitive range	Within UK market competitive range	Within US market competitive range
LTIP opportunity	Long-term incentive opportunity is the key driver in the difference between UK and US remuneration levels. Opportunity levels in the US are many multiples of UK levels. For CEO roles in US-listed companies in a similar sector and of a similar financial size to Pearson, many receive long-term incentives with a target opportunity greater than 1000% of salary.			
	Towards the top end of UK practice	Substantially below US levels	Towards the top end of UK practice	Substantially below US levels

Conclusions

The market data highlighted the stark difference in pay practices between the UK and US, and the Remuneration Committee applied careful judgement when considering how remuneration at Pearson should be positioned taking into account the various reference points as well as the views of shareholders.

The Committee determined, with input from shareholders, that the incentive framework at Pearson for Executive Directors should continue to align to typical UK practice, and as such incentives remain fully performance-linked, which is not typically the case in the US market where often a significant proportion of the long-term equity award is delivered in restricted stock with no performance conditions and over shorter time horizons. In addition, annual bonus deferral and additional holding periods on LTIP awards are uncommon in the US market.

Overall, while it is acknowledged that the 2023 Directors' remuneration policy proposals and their implementation position Pearson towards the top-end of the UK market, the Committee has not sought to match US quantum levels or market practice in terms of incentive design or the overall remuneration framework.

Illustrations of application of the 2023 Directors' remuneration policy in different performance scenarios



Chief Executive (Andy Bird) $000

Chief Financial Officer (Sally Johnson) £000

Alignment of performance framework to Pearson's strategy

Annual Incentive Plan	Adjusted Operating Profit (40%) Increased weighting for 2023	A key financial performance indicator reflecting the underlying operational performance of the Group, and measuring Pearson's ability to reinvest.
	Sales (30%)	A key financial performance indicator and measure of top-line growth.
	Free Cash Flow (20%) Replacing operating cash flow for 2023	A key financial performance indicator reflecting the importance of Free Cash Flow generation to Pearson's fundamental value, and ensures executives are incentivised to improve cash flow.
	Strategic measures (10%) Reduced weighting for 2023	Specific objectives and targets selected annually to reflect relevant strategic priorities of the Group at the time. For 2023, this strategic element will focus on Pearson's ESG priorities, in particular increasing representation of employees from an ethnic minority background at management levels and achieving a step change towards Pearson's 2030 carbon reduction goal.
Long-term Incentive Plan	Relative TSR (30%) Changes to TSR peer group for 2023	Total Shareholder Return (TSR) is a measure of value created for our shareholders. Following a review of the peer group against which TSR is assessed, a hybrid approach will now be used to better reflect Pearson's strategic ambitions. For 2023, TSR will be measured relative to: — 50% versus FTSE 100 (excluding certain sectors) — 50% versus S&P 500 (excluding certain sectors) Companies within financial services, energy, basic materials, utilities and healthcare sectors will be excluded as these are subject to very different market forces to Pearson and therefore not considered relevant comparators.
	EPS (30%)	A key financial performance indicator used by management to evaluate performance and by investors to more easily, and consistently, track the underlying operational performance of the Group over time.
	Return on Capital (30%) Replacing net ROIC for 2023	A key financial performance indicator measuring how efficiently Pearson generates returns from its asset base. This is considered a more appropriate and simpler measure for the business compared to net ROIC, and more consistent with the approach taken by other companies in the market.
	ESG (10%) Introduced for 2023	Pearson is a purpose-driven Company, and everyday actions and behaviours have a strong social impact. Progression of our ESG priorities is integral to long-term sustainable growth of the business. For 2023, the ESG measure will centre on building an inclusive culture and increasing female representation at leadership levels

Discretion framework

When determining performance outcomes, the Remuneration Committee has the ability to adjust payments up or down if it believes that the outcome does not reflect underlying financial or non-financial performance or if such other exceptional factors warrant doing so. In making this determination the Remuneration Committee applies the following framework.


Formulaic outcome considering performance versus existing targets and underpins
Is this consistent with overall Company performance?
Is this consistent with the wider stakeholder experience?
Are there any significant culture, ESG or operational issues to be considered?
Are there any one-off or exceptional events to be taken into consideration?
Are outcomes appropriate or should an adjustment be considered?

Performance in 2022

A year of strategic and operational progress

Revenue	Adj. operating profit	Operating cash flow	Adjusted EPS	Net debt	Dividend per share
£3,841m	£456m	£401m	51.8p	£557m	21.5p
5% underlying adjusted growth on prior year	11% underlying adjusted growth on prior year	3% growth on prior year	48% growth on prior year	59% increase on prior year due to £350m share buy back	5% increase on prior year

Strategic highlights

— Significant organic investment, bringing new capabilities
— Acquisitions, including Mondly and Credly to support growth across the Pearson ecosystem
— Completion of the strategic disposal of Pearson's International Courseware local publishing businesses
— Launch of 18 study channels on Pearson+
— Launch of new people strategy with a focus on engagement and high-performance
— Announcement of £120m of cost efficiencies, accelerating improved margin

Generation of significant returns for shareholders

Pearson TSR performance versus FTSE 100 over 2022


180
160
140
120
100
80
January
February
March
April
May
June
July
August
September
October
November
December
Pearson TSR
FTSE 100

Executive remuneration outcomes for 2022


Chief Executive
Actual
$3,798k
Target
$3,148k
$0
$1,000,000
$2,000,000
$3,000,000
$4,000,000
Fixed pay
Annual bonus
LTIP
Chief Financial Officer
Actual
£2,504k
Target
£2,102k
£0
£1,000,000
£2,000,000
£3,000,000
Fixed pay
Annual bonus
LTIP

Note 1: Target assumes AIP and LTIP outcome at 50% of maximum.
Note 2:The vesting of the second tranche of the Chief Executive's co-investment award is not included in the above illustration.

Directors' remuneration report *continued*

Implementation of executive remuneration framework for 2023

Base salary	Andy Bird – $1,293,750 (3.5% increase)
	Sally Johnson – £557,225 (4% increase)
	The salary increase for the Chief Executive is line with the average salary increase awarded to the US workforce and below the average level for the UK workforce. The salary increase for the Chief Financial Officer is in line with the increase for the UK workforce.
Allowances and benefits	No change for 2023.
	Executive Directors will continue to receive travel, health, and risk-related benefits. Andy Bird will also receive a contribution towards accommodation costs.
Retirement benefits	For 2023, both the Chief Executive and Chief Financial Officer will receive a cash allowance of 16% of salary in lieu of pension. This is aligned with the pension provision that UK employees of a similar age are eligible to receive.
	As described in relation to the Committee's review of the remuneration policy for 2023, Pearson has retained a UK remuneration framework for Executive Directors which does not reflect US practice in terms of plan design or pay levels. It is therefore considered appropriate that a consistent UK approach is applied with regard to pensions for the CEO. For US employees below Board level, whilst pension arrangements are in line with local practice, Pearson adopts US pay practices more broadly – such as grants of restricted shares in addition to performance shares – which we do not for Executive Directors.
Annual incentive plan	Maximum opportunities of:
	— 300% of base salary for the Chief Executive
	— 200% of base salary for the Chief Financial Officer
	For 2023, the following balanced mix of financial and strategic measures will be used to determine any pay out, with a third of any bonus paid deferred into shares for two years if an Executive Director has not met their shareholding guideline.

Adjusted operating profit	Sales	Free cash flow	Strategic measures
40%	30%	20%	10%

Strategic targets are as follows:

	Weighting	Threshold	Target	Maximum
Invest in diverse pipeline and increase BIPOC/BAME representation at all manager levels	5%	2% increase in representation of BIPOC/BAME employees at Manager level and above	5% increase in representation of BIPOC/BAME employees at Manager level and above	10% increase in representation of BIPOC/BAME employees at Manager level and above
		+ maintain overall gender parity as an underpin		
Reduce carbon footprint – net annual reduction versus 2022 baseline as step towards 2030 goal	5%	1% reduction	2% reduction	5% reduction

As in previous years, we will apply a financial underpin to the strategic measures. We will disclose financial targets in full retrospectively following the end of the performance period.

Implementation of executive remuneration framework for 2023 continued

Long-Term Incentive Plan	Maximum opportunities for Executive Directors are:
	— 450% of base salary for the Chief Executive
	— 300% of base salary for the Chief Financial Officer
	Performance measured over three years, with any shares vesting subject to an additional two-year holding period.
	For 2023, performance measures and targets are as follows:

	% of total	Threshold	Stretch	Maximum	Payout at threshold	Payout at stretch	Payout at maximum
Adjusted EPS	30%	53.0p	63.0p	68.0p	20%	65%	100%
Return on Capital	30%	8.5%	10%	11.5%	20%	65%	100%
Relative TSR vs. FTSE 100 (excl. certain sectors)	15%	Median	-	Upper quartile	20%	-	100%
Relative TSR vs. S&P 500 (excl. certain sectors)	15%	Median	-	Upper quartile	20%	-	100%
ESG	10%	Improve gender representation at leadership levels overall vs 2022 (VP and above)	Achieve gender parity at leadership levels in aggregate (VP and above)	Achieve gender parity at all leadership levels (VP and above)	20%	65%	100%

Note 1: 2023 LTIP targets have been set at an USD:GBP exchange rate of 1.21.

Note 2: Companies within financial services, energy, basic materials, utilities and healthcare sectors will be excluded from both TSR groups.

Shareholding guidelines	Shareholding guidelines are:
	— 450% of salary for the Chief Executive
	— 300% of salary for the Chief Financial Officer

Workforce remuneration at Pearson

The Committee takes seriously its responsibilities concerning the oversight of remuneration policies and practices for the wider organisation. Our remuneration principles are consistent for all our colleagues, and applied depending on business need, level, and geography.

The key difference in our executive remuneration, compared to the approach to remuneration across our workforce, is that remuneration for our Executive Directors is more heavily weighted towards variable pay and linked to the delivering of strategic objectives.

Approach to remuneration across Pearson

Base salary	Set considering economic factors, competitive market rates, roles, skills, experience, and individual performance	
Allowances and benefits	Reflect the local labour market in which colleagues are based. All eligible colleagues (including Executive Directors) can participate in savings-related share acquisition programmes in the UK, US and the rest of the world, and these are not subject to any performance conditions	
Retirement benefits	Reflect local market practice. Pearson colleagues in the UK may participate in the same underlying pension arrangements as the Executive Directors, subject to certain age bands and legacy arrangements	
Annual incentives	Around 11,200 colleagues participate in an Annual Incentive Plan, which is funded based on similar performance measures to the Executive Directors. Several other colleagues participate in alternative cash-based annual bonuses, such as sales incentive and commission plans, based on performance targets and profit-shares where required for legislative reasons	**All colleagues** Over half of all Pearson employees participate in the annual incentive plan
Long-term incentives	Senior management participates in a long-term incentive arrangement, with both performance shares and restricted shares, recognising the markets in which we compete for talent. At other levels awards are typically made in restricted shares only. Approximately 800 colleagues participate in the annual long-term incentive plan grant, who are selected based on their role, performance, and potential; with other awards being made from time to time on an ad-hoc basis to certain roles based on market need.	**All colleagues** Around 4% of all Pearson employees participate in a long-term incentive plan

During the year, the Committee received reports from the Chief Executive and Chief Human Resources Officer on pay and conditions across Pearson, and on the recruitment and retention experience. We took these into account when determining Executive remuneration. We have established channels in place to inform our colleagues and help them understand how executive remuneration and wider pay policies are aligned, although we continue to develop how best to engage with employees. Further detail on Pearson's approach to employee engagement is provided on page 33.

Remuneration Committee Chair, Sherry Coutu, CBE is our designated workforce Non-Executive Director. She leads the Board's engagement with colleagues, including attending meetings of the Employee Engagement Network (EEN). Annette Thomas, a member of both the Remuneration Committee and Reputation & Responsibility Committee, also attended meetings of the EEN throughout the year, increasing Non-Executive Director participation. Feedback received through the EEN is reported to the Board. Views and sentiment expressed by colleagues around matters relating to reward and culture are taken into consideration by the Remuneration Committee when determining pay for senior management. Last year, to ensure a more proactive approach and enable a two-way conversation, the EEN held a discussion on reward and incentives at Pearson. The EEN met to discuss how the annual bonus plan is funded and how Pearson seeks to achieve alignment between Executive Directors and the wider workforce through the use of consistent measures. See page 68 for more on how the Board engages with employees.

The Committee also considers Pearson's gender pay gap and ethnicity pay gap in Great Britain. The Committee was pleased to note the improvement in Pearson's gender pay gap for 2022, which decreased to 11% (from 13% in prior year), however acknowledged there was still progress to be made in terms of closing the gap. Pearson continues to review and update its policies and practices relating to the hiring, retention, and development of women, as well as other diverse talent groups, to ensure equal opportunities for all its people. This year, in line with the commitment as a signatory to the CBI Change the Race Ratio campaign, Pearson will voluntarily be publishing its ethnicity pay gap for Great Britain for the first time. Building an inclusive culture and increasing diverse representation is one of Pearson's six strategic pillars, and reflective of the Company's commitments in this area diversity targets have been included in both the AIP and LTIP for Executive Directors for 2023. Further details can be found within our fair pay report which will be published ahead of the AGM.

Remuneration report for 2022

Certain parts of this report have been audited, as required by the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 as amended. Those tables subject to audit are marked with an asterisk.

Single total figure of remuneration and prior year comparison*

Total aggregate emoluments for Executive and Non-Executive Directors were £10,738k in 2022. These emoluments are included within the total employee benefit expense (in Note 5 to the financial statements page 159).

Executive Director 'single figure' remuneration

The remuneration received by Executive Directors for the financial years ended 31 December 2022 and 31 December 2021 is set out below.

Overall, the Committee considers that the Remuneration Policy operated as intended during 2022.

Executive Director 'single figure' remuneration

	Andy Bird $000s		Sally Johnson £000s	
	2022	2021	**2022**	2021
Base salary	**1,250**	1,250	**533**	521
Allowances and benefits	**448**	373	**16**	16
Retirement benefits	**200**	200	**64**	58
Total fixed pay	**1,898**	1,823	**613**	595
Annual incentives	**1,900**	1,575	**692**	560
Long-term incentives	**–**	–	**1,199**	–
Co-investment award	**4,684**	3,708	**–**	–
Total variable pay	**6,584**	5,283	**1,891**	560
Total remuneration	**8,482**	7,106	**2,504**	1,155

Notes to single figure table*

Base salary

The base salary shown in the single figure table above reflects salary paid in the financial year as a Pearson Executive Director. Andy Bird is paid in USD, and Sally Johnson is paid in GBP.

Allowances and benefits

The breakdown of benefits is as follows for 2022:

	Andy Bird $000s	Sally Johnson £000s
Travel	–	14
Health	15	2
Risk-related	2	–
Accommodation	431	–

Travel benefits comprise car allowance and reimbursements of a taxable nature resulting from business travel and engagements. Health benefits comprise healthcare, health assessment and dental care. Risk-related benefits comprise of life and other insurance policies. Accommodation benefits for Andy Bird relate to a contribution towards the rental costs of an apartment in New York used for business purposes. This cost is capped at $240,000 per year ($20,000 per month) prior to any taxes due. The gross value for 2022 is higher due to a higher tax rate compared to 2021.

In addition to these allowances and benefits, Executive Directors may also participate in company benefit or policy arrangements that have no taxable value and/or are available to all other colleagues in the same location. Sally Johnson's life cover is arranged under an excepted policy on a similar basis to other employees who are affected by the lifetime allowance and have opted out of The Pearson Pension Plan.

Retirement benefits

Further detail on retirement benefits is on page 105.

Annual incentives

The 2022 AIP for the Executive Directors was based on a mix of financial (80% weighting) and strategic measures (20% weighting). The 2022 AIP resulted in a 76% of maximum payment for both Andy Bird and Sally Johnson. Bonus is calculated using salary at 31 December 2022, in line with how bonuses are calculated for all participants. More detail on performance metrics and performance against targets in 2022 is on page 102.

Long-term incentives

The 2020 LTIP award was subject to performance conditions assessed to 31 December 2022. Performance targets were partially met resulting in the award vesting at 58% of maximum. The 2020 LTIP award for Sally Johnson was granted on 1 May 2020, based on a share price of 573.7p (five-day average to 1 March 2020). The value of the 2020 LTIP included in the single-figure table is based on a three-month average share price to 31 December 2022 of 939.4p. The proportion of the 2020 LTIP attributable to share price growth is therefore £466,633 for Sally Johnson. The Remuneration Committee did not exercise discretion in respect of this share price appreciation. For further details see page 102.

Co-investment award

The second tranche of the one-off investment award, granted to Andy Bird to secure his appointment, was subject to performance underpins assessed to 31 December 2023. It was determined the second tranche of the award would vest in full. The value disclosed, which includes an additional amount equal to the value of dividends payable on the shares vesting, is calculated using the share price at the date of vesting (being 3 March 2023) of 893.5p and was converted using a USD:GBP exchange rate of 1.2371 (average exchange rate for 2022).The award was originally granted based on a share price of 590.2p, and so $1,512k of the figure included in the single figure table is attributable to share price growth. The award has been satisfied using market-purchased shares and shares retained after tax must be held until 31 December 2023. For further details see pages 103-104.

Directors' remuneration report *continued*

Executive Directors' annual incentive payments for 2022*

Andy Bird and Sally Johnson were eligible to participate in the 2022 AIP. The following table summarises the performance targets (presented on a consistent basis to the actual results, considering portfolio and currency movements) and performance against these targets, which resulted in a 76% of maximum payout.

Overall outcome

		Performance range				Payout
	% of total	Threshold	Target	Maximum	Actual results	% of max bonus opportunity
Adjusted operating profit	30%	£405m	£428m	£520m	£456m	20%
Sales	30%	£3,600m	£3,725m	£3,980m	£3,841m	22%
Operating cash flow	20%	£300m	£315m	£390m	£401m	20%
Strategic measures	20%			See below		14%
	100%					**76%**

Performance against strategic measures

The targets and outcomes for performance against each of the strategic measures are shown in the table below.

Strategic priority	Weighting	Threshold	Target	Maximum	Outcome
Digital sales growth	10%	Plan less 2%	Plan	Plan plus 2%	Met Plan plus 1.8% (9%)
Invest in diverse pipeline and increase representation at management levels	5%	50% female and ethnic minority representation in leadership development and mentoring programmes + 50% female and 20% ethnic minority representation in leadership succession plans	Threshold + 5% increase in female and ethnic minority representation at VP level and above	Threshold + 10% increase in female and ethnic minority representation at VP level and above	Achieved threshold of more than 5% increase in ethnic minority representation, but less than 5% increase in female representation, at VP level and above (1%)
Reduce carbon footprint – net annual reduction versus 2021 baseline	5%	1% reduction	2% reduction	5% reduction	3.3% net reduction (4%)
Total	**20%**				**14%**

Note: Internal Audit provided an independent assessment of the result for the Committee.

Executive Directors' Long-Term Incentive Plan award vesting for 2022*

In May 2020, Sally Johnson was granted an LTIP award. This award is due to vest based on performance the business delivered over the three-year period from 2020 to 2022. The targets and performance against these targets are as follows:

		Performance range								Vesting
	% of total	Threshold	Stretch	Maximum	Payout at threshold	Payout at stretch	Payout at maximum	Actual	Percentage achievement	Percentage of total award
Adjusted EPS	A third	44.2p	51p	58.3p	15%	65%	100%	52.8p	74%	25%
ROIC	A third	5.2%	6.2%	7.5%	15%	65%	100%	4.7%	0%	0%
Relative TSR	A third	Median	-	Upper quartile	25%	-	100%	Ranked 10 out of 93	100%	33%
	100%								**Total**	**58%**

Relative TSR was measured against the constituents of the FTSE 100 at the start of the performance period.

In determining the vesting outcome, the Committee carefully considered the portfolio changes over the last three years and made modest adjustments to reflect the impact of these, in particular the divestment of various businesses under strategic review during the performance period – the adjusted targets and adjusted results are presented in the table above. Overall the impact on vesting was an increase from 53% to 58% of maximum. The Committee considers such adjustments appropriate to ensure performance is measured on a like-for-like basis and reflect the principles against which the original targets were set as these did not consider the impact of the portfolio changes.

Overall, 58% of this award will vest on 1 May 2023, and its value is included in the single figure table on page 101. Shares vesting are subject to an additional two-year holding period to 1 May 2025.

Co-investment award*

To secure the appointment of Andy Bird as Chief Executive, the Committee designed a one-off co-investment award. The grant of this award was conditional on Andy Bird buying Pearson ordinary shares equal to 300% of his base salary, which he must continue to hold until 31 December 2023. The co-investment award vests in three equal annual tranches, with shares vesting subject to a holding period until 31 December 2023.

The vesting of each tranche of the award is subject to these performance underpins:

- an appropriate level of continued progress being made in relation to delivering Pearson's strategy, including the ongoing transition from print to digital, and
- no significant ESG issues occurring, which relate to Andy Bird's tenure as Chief Executive, and which result in significant reputational damage for Pearson

In addition, the vesting of the final tranche of the award is subject to the following TSR underpin:

- Pearson's TSR from the date of the announcement of Andy Bird's appointment to 31 December 2023 is either (1) positive; or (2) is at median or above when compared to the performance of the FTSE 100

If one or more of the underpins are not achieved, then the Committee will consider whether, and to what extent, a discretionary reduction in the number of shares vesting is required.

Assessment of performance underpins

The second tranche of the co-investment award vested as soon as practical following 31 December 2022. In advance of this, the Committee undertook a rigorous assessment of the relevant performance underpins, reviewed broader Pearson performance, and evaluated the experience of all stakeholders. The Committee followed the framework disclosed in the 2020 Remuneration Report.

Initial review of underpins

Progress in delivering Pearson's strategy	Significant strategic progress was made during 2022 in the face of macroeconomic headwinds. This included: — Significant organic investment, bringing new capabilities. For example: invested in new capabilities for Pearson+, including Channels functionality; expanded reach of VUE remote proctoring solution; launched Skills Accelerator, developed MondlyWORKS capabilities to grow our presence in the enterprise language learning market. — Acquisitions to support growth strategy across the Pearson ecosystem. These include Credly, Mondly, Navvy, and ClutchPrep, and Pearson has also signed an agreement to acquire PDRI. — Refinement of Pearson's portfolio through the completion of the strategic disposal of Pearson's International Courseware local publishing businesses. — The delivery of £120m of cost efficiencies, accelerating improved margin expectation. — Launch of people strategy with a focus on engagement and high-performance

In 2022, there have been no ESG issues which, in the opinion of the Committee, have resulted in significant reputational damage.

Consideration of broader performance and stakeholder experience

Robust financial performance

Revenue	Adj. operating profit	Operating cash flow	Adjusted EPS	Net debt
£3,841m	**£456m**	**£401m**	**51.8p**	**£557m**
5% underlying adjusted growth on prior year	11% underlying adjusted growth on prior year	3% growth on prior year	48% growth on prior year	59% increase on prior year due to £350m share buy back

Wider stakeholder experience

Shareholders

- Strong strategic, operational, and financial progress was reflected in Pearson's share price and value delivered to shareholders. Pearson ended the year as one of the top performers in the FTSE 100, delivering a total shareholder return of 57% in 2022.
- Strong financial position has enabled Pearson to grow its dividend (up 5% to 21.5p in 2022), in line with Pearson's commitment to a progressive and sustainable dividend. The Board also approved a £350m share buyback programme in February 2022 to return capital to shareholders.
- Pearson has strong and constructive relationships with its key institutional investors. During 2022, Pearson held 373 meetings with 192 institutions, both virtually and in person.

Directors' remuneration report *continued*

Employees

- Launch of people strategy with a focus on engagement and high-performance.
- Refresh of non-financial KPIs to measure how well Pearson is delivering on its people strategy, and to cover employee engagement, investing in talent, and diversity, equity, and inclusion.
- Launch of a new employee engagement survey to better understand employees' needs and enable Pearson to benchmark itself globally. In addition, Pearson launched a new digital employee experience platform to improve communication across Pearson. Over 70% of colleagues participated in the new engagement survey in 2022, and more than 34,000 users have already accessed the new digital employee experience platform.
- Investment in learning, for example, manager upskilling and reskilling to drive engagement and high performance; new acquisitions such as Credly to certify employee skills; development of leaders via McKinsey accelerator programmes; and coaching and Board mentoring opportunities. Over 70% of Pearson's employees agreed or strongly agreed they had access to opportunities to learn and grow over the past six months.
- Expansion of Pearson's flagship Global Learning at Work week to a monthly series focused on priority skills from the Pearson Capabilities Framework featuring live and on demand sessions with external experts, Pearson authors, Pearson leaders as teachers, and curated learning pathways and team guides to support self-directed learning.
- Continued focus on building a culture of inclusion and increasingly diverse representation through inclusive learning experience for employees, and 75% of participants on leadership development and mentoring programs were diverse.
- Evolution of Pearson's Employee Engagement Network, enabling the Board to hear directly from employees and creating additional insight on how to enhance employee satisfaction and engagement levels.

Customers

- Pearson+ registered users compared to prior year Fall grew to 2.83m (2021: 2.75m) , and there was a three-fold increase compared to prior Fall semester in Pearson+ paid subscriptions to 406k (2021: 133k). Through increased understanding of consumer behaviours and preferences, Pearson continues to evolve Pearson+, exploring new types of content and enhancing features such as Pearson+ Channels, which launched in Autumn 2022.
- In English Language Learning, enhancements were made to the user experience to ensure courseware is the most engaging and effective on the market, leveraging our partnerships with major corporations including Disney and the BBC.
- In Mondly, development of a new AI virtual tutor to be integrated into the product in 2023 to support where it is difficult for individuals to access in-person tutors.
- Reshape of Workforce Skills portfolio to better match the suite of products and services with the different needs of our enterprise customers.
- Launch of Skills Accelerator in Workforce Skills – a suite of peer-supported, project-based learning courses – to support people complete business-critical projects while developing future skills.
- Pearson opened its first virtual school in Virginia and helped to enact new legislation in Missouri facilitating easier access to publicly funded virtual learning.
- Launch of a new Privacy Centre for consumers which will be linked to all our products and a newly developed universal preferences centre.
- 70% of content partners are now trained in editorial guidelines released for Pearson's authors, reviewers, and editors to ensure meaningful, diverse representation in content.

Suppliers & Business Partners

- Supplier diversity and responsible procurement are key priorities for Pearson. In 2022, two new supplier portals were added that provide access to over one million diverse accredited suppliers. Pearson progressed towards its goal of increasing spend with diverse-accredited suppliers.
- Continued progress towards Pearson's goal of ethically sourcing 100% of its paper by 2025. Paper and print suppliers are integrated to the Book Chain Project platform which monitors and tracks actions and strategies to protect biodiversity. Pearson has also rationalised its paper suppliers to significantly increase use of responsibly sourced paper from the Forestry Stewardship Council and the Programme for the Endorsement of Forest Certification schemes.
- For the first time in 2022, we asked our key suppliers to participate in an EcoVadis sustainability assessment (or equivalent). We reviewed performance across environmental and human rights areas to ensure that they align to Pearson's standards. Our key suppliers performed well, with an average score of 57.3/100 (average supplier's score of 44.9/100).
- Pearson is working in partnership with other corporates to understand the decarbonisation plans of its top 50 suppliers ahead of developing tailored engagement plans for those suppliers that need support to drive change.
- Pearson continues to add business partners who contribute to the diversity of its workforce. In 2022, new partners included People of Colour in Tech and the Hispanic Association on Corporate Responsibility.

Taking all the above into account, the Committee has determined that the second tranche of the co-investment award will vest in full.

Long-term incentives awarded in 2022*

The following LTIP awards were granted during the year:

Director	Date of award	Vesting date	Number of shares	Face value	Face value (% of base salary)	Value for threshold performance (% of maximum)[1]	Performance period
Andy Bird	3 May 2022	1 May 2025	356,065	£2,775,171	300%	18.3%	1 Jan 22 – 31 Dec 24
Sally Johnson	3 May 2022	1 May 2025	168,415	£1,312,627	245%	18.3%	1 Jan 22 – 31 Dec 24

Note 1: Under the adjusted EPS and ROIC elements, 15% vests for threshold performance; under the TSR element, 25% vests for threshold performance. This is the weighted average of vesting for threshold.

Face value was determined using a share price of 779.4p (five-day average to 3 May 2022), which is the share price used to determine award values for LTIP awards for all employees.

Performance targets for the 2022 LTIP awards are:

Adjusted earnings per share (EPS) (one-third)		Net return on invested capital (ROIC) (one-third)		Relative total shareholder return (TSR) (one-third)	
Vesting schedule (% max)	Adjusted EPS for FY24	Vesting schedule (% max)	Adjusted net ROIC for FY24	Vesting schedule (% max)	Ranked position vs FTSE 100
15%	48.0p	15%	6.0%	25%	Median
65%	55.0p	65%	7.0%	–	–
100%	64p or above	100%	8.0% or above	100%	Upper quartile

Note 1: Straight-line vesting will occur in between the points shown, with no vesting for performance below threshold.
Note 2: Pearson's TSR performance is measured relative to the constituents of the FTSE 100 Index over the performance period.

The Committee reserves the right to adjust pay-outs up or down before they are released, if it believes the vesting outcome does not reflect underlying financial or non-financial performance, or for other exceptional factors. In making any adjustments, the Committee are guided by the principle of aligning shareholder and management interests.

Any shares vesting based on performance to 31 December 2024 will be subject to an additional two-year holding period to 3 May 2027.

Executive Directors' retirement benefits and entitlements*

Details of the Executive Directors' pension entitlements and pension-related benefits in 2022 are as follows:

	Andy Bird $000s	Sally Johnson £000s
Value of defined benefit	-	43
Other allowances in lieu of pension	200	21
Total value in 2022	200	64
Accrued pension at 31 December 2022	-	64

Note 1: The value of defined benefit reflects the change in value over the period, less inflation.
Note 2: Other allowances in lieu of pension represent the cash allowances paid.
Note 3: Total value is the sum of the previous two rows and is disclosed in the single figure of remuneration table.
Note 4: The accrued pension at 31 December 2022 is the deferred annual pension to which the member would be entitled on ceasing pensionable service on 31 December 2022. It relates to the pension payable from the UK Plan. Normal retirement age is 62.

Pension Plans

Andy Bird – Payment in Lieu of Pension

Andy Bird receives a payment in lieu of pension at 16% of his base salary, in line with the pension provision for UK employees of a similar age.

Sally Johnson – The Pearson Pension Plan and Payment in Lieu of Pension (from 1 October 2022)

Sally Johnson was a member of the Final Pay section of the Pearson Pension Plan. Her pension accrual rate is 1/60th of pensionable salary per annum, restricted to the Plan's earnings cap.

Sally Johnson has now reached her pension lifetime allowance and therefore no further contributions will be made to the Pearson Pension Plan. Instead, from 1 October 2022, Sally Johnson receives a payment in lieu of pension at 16% of her base salary, in line with the pension provision for UK employees of a similar age.

Directors' remuneration report *continued*

Directors' interests in shares and value of shareholdings*

Shareholding guidelines

Executive Directors are expected to build up a substantial shareholding in Pearson, in line with our policy of encouraging widespread employee share ownership, and to align the interests of Executive Directors and shareholders.

For 2022, the shareholding guideline was 300% of base salary for the Chief Executive and 200% of base salary for the Chief Financial Officer. These shareholding guidelines will increase under the 2023 Directors' Remuneration Policy.

Shares that count towards these guidelines include any shares held unencumbered by an Executive Director, their spouse and/or dependent children, plus any shares vested but held pending release under a share plan, and any shares unvested but not subject to future performance conditions (on a net of tax basis). Executive Directors have five years from their date of appointment to the Board to reach the guideline. Once the guideline is met, it is not re-tested, other than when shares are sold.

Executive Directors are expected to retain their current guideline (or actual shareholding if lower) for two years following stepping down as an Executive Director. This guideline does not apply to shares purchased by the Director.

The shareholding guidelines do not apply to the Chair, Deputy Chair and Senior Independent Director and Non-Executive Directors. However, a minimum of 25% of the Chair, Deputy Chair and Senior Independent Director and Non-Executive Directors' basic fee is paid in Pearson shares, which the Chair, Deputy Chair and Senior Independent Director and Non-Executive Directors have committed to retain for the period of their directorships.

Directors' interests

The share interests of the Directors and their connected persons are:

Director	Current shareholding (ordinary shares) at 31 Dec 22	Conditional shares subject to performance at 31 Dec 22	Conditional shares subject to employment only at 31 Dec 22	Total number of ordinary and conditional shares at 31 Dec 22	Shareholding guideline for 2022 (% salary)	Guideline met?
Chair						
Omid Kordestani	32,096	–	–	–	–	–
Sidney Taurel	242,770	–	–	–	–	–
Deputy Chair						
Tim Score	67,475	–	–	–	–	–
Executive Directors						
Andy Bird	591,983	1,494,289	207,584	2,293,856	300%	Yes
Sally Johnson	27,778	543,330	2,357	573,465	200%	n/a (see note 6)
Non-Executive Directors						
Sherry Coutu CBE	10,567	–	–	–	–	–
Esther Lee	1,497	–	–	–	–	–
Linda Lorimer	18,038	–	–	–	–	–
Graeme Pitkethly	10,477	–	–	–	–	–
Annette Thomas	2,317	–	–	–	–	–
Lincoln Wallen	16,315	–	–	–	–	–

Note 1: Share interests are shown as at 31 December 2022. For Directors who stepped down from the Board during the year, share interests are shown as at the date of their stepping down. Sidney Taurel stepped down from the Board at the AGM on 29 April 2022.

Note 2: Ordinary shares include both ordinary shares listed on the London Stock Exchange and American Depositary Receipts (ADRs) listed on the New York Stock Exchange. The figures include both shares and ADRs acquired by individuals under the LTIP and any other share plans in which they might have participated.

Note 3: Conditional shares subject to performance means unvested shares, which are subject to performance conditions and/or performance underpins and continuing employment for a pre-defined period. This includes the LTIP awards granted in 2020, 2021, and 2022 and, in respect of Andy Bird, the second and third tranche of his co-investment award.

Note 4: Conditional shares subject to employment only means unvested shares, which are subject to a holding period and continued employment. For Andy Bird this includes the first tranche of his co-investment award. For Sally Johnson, this includes share awards granted before her appointment to the Board in May 2020.

Note 5: Sally Johnson held 2,658 options under the Pearson Save For Shares scheme, a savings-related share acquisition programme open to all employees, which she exercised during the financial year. These were not subject to performance conditions.

Note 6: Sally Johnson has five years from the date of her appointment as an Executive Director on 24 April 2020 to reach the shareholding guideline.

Note 7: The second tranche of Andy Bird's co-investment award, 423,786 shares (including 20,832 dividend equivalent shares), vested on 3 March 2023, taking his conditional share subject to employment only to 407,575 shares (after the sales of shares to cover any tax liability) and conditional shares subject to performance to 1,091,335 shares. The vested co-investment shares are subject to a holding period until 31 December 2023 and continued employment. There have been no other changes in the interests of any Director between 31 December 2022 and 13 March 2023, being the latest practicable date prior to the publication of this report.

Chair, Deputy Chair and Senior Independent Director and Non-Executive Director remuneration*

Remuneration in 2022

The remuneration paid to the Chair, Deputy Chair and Senior Independent Director and Non-Executive Directors for the financial years ended 31 December 2022 and 31 December 2021 is set out below.

Director £000s	Total fees	Taxable benefits	2022 Total	2021 Total fees	2021 Taxable benefits	2021 Total
Omid Kordestani	417	19	436	–	–	–
Sidney Taurel	167	13	180	500	–	500
Sherry Coutu CBE	100	5	105	92	–	92
Esther Lee	78	7	85	–	–	–
Linda Lorimer	100	9	109	100	–	100
Graeme Pitkethly	98	4	102	93	–	93
Tim Score	163	3	166	130	–	130
Annette Thomas	90	6	97	21	–	21
Lincoln Wallen	93	6	99	93	–	93
Total	**1,305**	**73**	**1,378**	1,029	–	1,029

Note 1: A minimum of 25% of the Chair, Deputy Chair and Senior Independent Director and Non-Executive Directors' basic fee is paid in shares.

Note 2: Taxable benefits refer to travel, accommodation and subsistence expenses incurred while attending Board meetings during the period that were paid or reimbursed by the company, and which HMRC deems taxable in the UK.

Note 3: Omid Kordestani joined the Pearson Board with effect from 1 March 2022. He succeeded Sidney Taurel as Chair on 29 April 2022. Sidney Taurel stepped down from the Board on 29 April 2022.

Note 4: Esther Lee joined the Pearson Board with effect from 1 February 2022.

Note 5: Some figures and subtotals add up to different amounts than the totals due to rounding.

Implementation for 2023

The fee for the role of Chair of the Remuneration Committee has been increased with effect from 1 January 2023 to £27,500 (2022: £22,000). There will be no other changes in the Chair, Deputy Chair and Senior Independent Director or Non-Executive Directors' fees for 2023.

Role	Fees for 2023
Chair fee	£500,000
Deputy Chair and Senior Independent Director fee	£175,000
Base fee for Non-Executive Directors	£70,000

Role	Chair	Member
Audit Committee	£27,500	£15,000
Remuneration Committee	£27,500	£10,000
Nomination & Governance Committee	£15,000	£8,000
Reputation & Responsibility Committee	£15,000	£8,000

Payments to former Directors*

There were no payments to former Directors in 2022.

Payments for loss of office*

There were no payments for loss of office made to or agreed for Directors in 2022.

Sidney Taurel stepped down from the Board on 29 April 2022. Other than fees payable for the period up to 29 April 2022, he did not receive any remuneration or payment in connection with ceasing to be Chair.

Service contracts

Terms and conditions of our Directors' appointment are available for inspection at our registered office during normal business hours and at the AGM. So that appropriate arrangements can be made for shareholders wishing to inspect documents, we request that shareholders contact the Company Secretary by email at companysecretary@pearson.com in advance of any visit to ensure that access can be arranged.

The Executive Directors have notice periods in their service contracts of 12 months from the company and six months from the Executives. Their contracts are dated 23 August 2020 (Andy Bird) and 15 January 2020 (Sally Johnson).

The Deputy Chair and Senior Independent Director and Non-Executive Directors serve Pearson under letters of appointment, which are renewed annually and do not have service contracts. The Deputy Chair and Senior Independent Director and Non-Executive Directors' letters of appointment do not contain provision for notice periods or for compensation if their appointments are terminated. The Chair's appointment may be terminated on 12 months' notice.

Executive Directors' Non-Executive directorships

Neither of the current Executive Directors, Andy Bird nor Sally Johnson, hold any notable external commitments.

Directors' remuneration report *continued*

Historical performance and remuneration

Total shareholder return performance

Set out below is Pearson's total shareholder return (TSR) performance, relative to the FTSE All-Share index, on an annual basis over the 10-year period 1 January 2013 to 31 December 2022. We chose this comparison because the FTSE All-Share represents the broad market index within which Pearson shares are traded. TSR is a measure of returns a company provides for shareholders, reflecting share price movements and assuming reinvestment of dividends.

Alongside this a summary of the single figure of total remuneration for the Chief Executive over the last 10 years is provided, and a summary of the variable pay outcomes relative to the prevailing maximum at the time.



● Pearson TSR   ● FTSE All-share TSR

Source: Refinitiv Datastream

							John Fallon			Andy Bird	
	2013	2014	2015	2016	2017	2018	2019	2020	2020	2021	**2022**
Total remuneration (single figure, £000s)	1,727	1,895	1,263	1,518	1,758	3,094	1,616	855	334	5,167	**6,856**
Annual incentive (% of maximum)	34%	51%	Nil	24%	44%	45%	Nil	Nil	N/A	63%	**76%**
Long-term incentive (% of maximum)	Nil	Nil	Nil	Nil	Nil	42%	33%	Nil	N/A	N/A	**N/A**

Note 1: Total remuneration is as reflected in the single total figure of remuneration table. The 2021 and 2022 figures for Andy Bird include vesting of the first and second tranches of the co-investment award.
Note 2: Annual incentive is the actual annual incentive received by the incumbent as a percentage of maximum opportunity.
Note 3: Long-term incentive is the payout of performance-related share awards where the year shown is the final year of the performance period for the purposes of calculating the single total figure of remuneration.
Note 4: The single figure remuneration for 2022 Andy Bird has been converted using a USD:GBP exchange rate of 1.2371 (average exchange rate for 2022.)

Comparative information

The following information provides additional context regarding Directors' total remuneration.

Relative percentage change in remuneration of Directors and employees

The following table sets out the year-on-year percentage change in base salary/fees, allowances and benefits and annual incentives in respect of all Directors during the year, compared to the average percentage change for all employees of Pearson. The figures for all Directors are calculated based on remuneration received in the relevant year as set out in the tables on page 101 and page 107. For base salary/fees, we have annualised part-year figures for this disclosure. Part-year allowances and benefits are not annualised and are excluded from the table.

While the Committee reviews base pay for the Executive Directors relative to Pearson's broader employee population, local practices drive our approach to benefits, and we determine eligibility depending on level and individual circumstances, which do not lend themselves to comparison.

	2022			2021			2020		
	Base salary/fees	Allowances and benefits	Annual Incentives	Base salary/fees	Allowances and benefits	Annual Incentives	Base salary/fees	Allowances and benefits	Annual Incentives
Average employee[1]	**4%**	**8%**	**16%**	4%	17%	38%	1%	6%	9%
Executive Directors									
Andy Bird	**0%**	**20%**	**21%**	0%	–	–	–	–	–
Sally Johnson	**2.5%**	**0%**	**24%**	1%	–	–	–	–	–
Chair and Non-Executive Directors[1]									
Omid Kordestani	**–**	**–**	**–**	–	–	–	–	–	–
Sidney Taurel	**0%**	**–**	**–**	0%	–	–	0%	95%	–
Tim Score	**25%**[2]	**–**	**–**	13%	–	–	0%	-20%	–
Sherry Coutu CBE	**9%**	**–**	**–**	5%	–	–	5%	–	–
Esther Lee	**–**	**–**	**–**	–	–	–	–	–	–
Linda Lorimer	**0%**	**–**	**–**	1%	–	–	1%	102%	–
Graeme Pitkethly	**5%**	**–**	**–**	1%	–	–	8%	–	–
Annette Thomas	**7%**	**–**	**–**	–	–	–	–	–	–
Lincoln Wallen	**0%**	**–**	**–**	1%	–	–	1%	-97%	–

Note 1: Changes in NED fees during the year are a result of changes in Committee Chairs and membership.
Note 2: Increase due to Tim Score taking over as Deputy Chair in April 2022
Note 3: The Chair and Non-Executive Directors did not receive any benefits in respect of 2021, and therefore it is not possible to calculate the relative change for 2022

Relative importance of pay spend

The Committee considers Directors' remuneration in the context of the company's allocation and disbursement of resources to different stakeholders. Adjusted operating profit measures Pearson's ability to reinvest, and dividends are an important element of our return to shareholders.

			Headline change	
All figures in £	**2022**	2021	£	%
Adjusted operating profit	**456**	385	71	18%
Dividend per share	**21.5p**	20.5p	1p	5%
Share buybacks	**353**	Nil	-	-
Total wages and salaries	**1,382**	1,180	202	17%

Note 1: Adjusted operating profit is as set out in the financial statements.
Note 2: The Board approved a £350m share buyback programme in February 2022.
Note 3: Wages and salaries include continuing operations only and include Directors.

Chief Executive to employee pay ratio

The table below illustrates the ratio of Chief Executive to employee pay for 2022. We use the single total figure of remuneration (as disclosed on page 101), compared to the full-time equivalent total reward of employees whose pay is ranked at the 25th, 50th and 75th percentiles (as identified by the gender pay gap methodology) in Great Britain's (GB) workforce.

		Chief Executive pay ratio		
Year	Method	25th percentile	50th percentile	75th percentile
2022	**B: Gender pay gap methodology**	**214.3**	**181.3**	**117.2**
2021	B: Gender pay gap methodology	150.1	145.0	88.4
2020	B: Gender pay gap methodology	42.5	31.9	19.5
2019	B: Gender pay gap methodology	65.9	47.2	36.0

— We used GB gender pay gap data from April 2022 to identify employees at the 25th, 50th and 75th percentiles, and analysed data for employees around each quartile figure to ensure there were no anomalies

Directors' remuneration report *continued*

— Using the gender pay gap data to identify the quartile employees gives a general representation of the relevant employee population at the year end, and is the most practicable methodology given the timing of the disclosure and determination of remuneration outcomes for the wider workforce.

— We compared total remuneration for each employee, calculated with reference to 31 December 2022, compared to the Chief Executive's single figure (this was converted using a USD:GBP exchange rate of 1.2371 – the average exchange rate for 2022).

— For the quartile employees, we calculated total remuneration on a similar basis to the Chief Executive's single figure. We based base salary, pension and benefits on full-year figures taken from payroll. Annual bonus figures are based on the relevant manager recommendations and relate to performance in 2022. None of the employees at the 25th, 50th or 75th percentile had share awards vesting in 2022.

— Total remuneration figures for the 25th, 50th and 75th percentile employees are: £31,998, £37,822 and £58,525. The respective base salaries are: £29,500, £30,257 and £50,078.

— A significant proportion of the Chief Executive's pay is linked to performance and, in respect of the LTIP and co-investment award, share price performance. Therefore, the Chief Executive's pay can vary significantly year-on-year, based on company performance.

— The increase in this year's pay ratio is a result of a higher payout under the AIP for the Chief Executive (76% of maximum compared to 63% of maximum last year) as well as the strong share price performance over the last year which has resulted in a higher valuation of the vesting of the second tranche of the co-investment award.

— The median pay ratio is consistent with our wider policies on employee pay, reward and progression. The Committee is focused on ensuring that remuneration for all Pearson colleagues reflects our need to attract and retain the right talent for our digital future.

Dilution and use of equity

We can use existing shares bought in the market, treasury shares or newly issued shares, to satisfy awards under our various share plans. For restricted stock awards under the LTIP, we would expect to use market-purchased shares. There are limits on the amount of new-issue equity we can use. In any rolling 10-year period, no more than 10% of Pearson equity will be issued, or be capable of being issued, under all Pearson's share plans, and no more than 5% of Pearson equity will be issued, or be capable of being issued, under Executive or discretionary plans. The headroom available for all Pearson plans, Executive or discretionary, and shares held in trust is as follows:

Headroom	2022
All Pearson plans	7.60%
Executive or discretionary plans	4.70%
Shares held in trust	4.70%

The Remuneration Committee in 2022

Role	Name	Title
Chair	Sherry Coutu CBE	Independent Non-Executive Director
Members	Esther Lee	Independent Non-Executive Director
	Tim Score	Deputy Chair
	Annette Thomas	Independent Non-Executive Director
	Sidney Taurel (until 29 April 2022)	Chair
Internal attendees	Omid Kordestani	Chair
	Andy Bird	Chief Executive
	Sally Johnson	Chief Financial Officer
	Ali Bebo	Chief Human Resources Officer
	Paul Christian	Senior Vice President, Reward
	Graeme Baldwin	Company Secretary
External advisers	Deloitte LLP	

Advisers to the Remuneration Committee

During 2022, the Remuneration Committee received advice from Deloitte LLP, our independent Remuneration Committee advisers.

Deloitte LLP was appointed by the Committee in July 2017, following a competitive tender process. It advises the Committee on market trends and developments, incentive plan design and target setting, investor engagement and other general executive remuneration matters. For provision of these services in 2022, Deloitte LLP were paid fees of £260,150 , based on time spent. During the year, separate teams at Deloitte LLP also provided Pearson with certain tax and other advisory and consultancy services.

Deloitte LLP is a founding member of the Remuneration Consultants' Group and adheres to its Code of Conduct.

The Committee is satisfied that Deloitte LLP's advice was objective and independent, and that the provision of other services in no way compromised its independence. The Committee believes that the Deloitte LLP engagement partner and team that provides remuneration advice to the Committee does not have any connections with Pearson or its Directors that may impair its independence. The Committee reviewed the potential for conflicts of interest and believes there are appropriate safeguards against such conflicts.

Terms of reference

The Committee's full charter and terms of reference are available on the Governance page of our website. A summary of the Committee's responsibilities is below.

The terms of reference reflect the provisions of the 2018 Code.

Committee responsibilities

Determine and review policy
Determine and regularly review the remuneration policies for the Executive Directors, Presidents, and other members of Pearson's Executive Management who report directly to the Chief Executive. These policies include base salary, annual and long-term incentives, pension arrangements, any other benefits, and termination of employment. When setting remuneration policy, the Committee considers remuneration practices and related policies for all employees

Shareholder engagement
Ensure Pearson engages with its shareholders and shareholder representative bodies on the remuneration policy and its implementation

Review and approve implementation
Regularly review the implementation and operation of the remuneration policy, and approve the individual remuneration and benefits packages of Pearson's Executive Management team, including Executive Directors

Approve performance-related plans
Approve the design of, and determine targets for, any performance-related pay plans operated by the Group for Pearson's Executive Management team, and approve total payments to be made under such plans

Set termination arrangements
Advise and decide on general and specific remuneration arrangements in connection with the termination of employment of Pearson's Executive Management team, including Executive Directors

Determine Chair's remuneration
Delegate responsibility for determining the Chair's remuneration and benefits package

Appoint remuneration consultants
Appoint and set the terms of engagement for any remuneration consultants who advise the Committee, and monitor the cost of such advice

Talent, retention, and gender pay gap
Review updates from management on talent, retention and gender pay gap

Workforce remuneration
Have oversight of workforce remuneration, policies, and practice for the wider organisation

Remuneration Committee meeting focus during 2022

During the year the Committee undertook the following activities:

— Reviewed and approved annual and long-term performance and payouts to Executive Directors and senior management for 2021

— Reviewed and approved incentive arrangements for Pearson, and how these will apply to Executive Directors and senior management in 2022

— Reviewed the Directors' remuneration policy and its implementation ahead of its renewal at the 2023 AGM

— Engaged extensively with shareholders following the 2022 AGM and in respect of the Directors' remuneration policy review. Reviewed and considered all feedback and considered ongoing shareholder engagement strategy

— Approved remuneration arrangements for new senior management appointments

— Received updates on Pearson's financial performance and progress against strategic measures. Noted and reviewed the status of in-flight incentives

— Received updates on pay and conditions across Pearson, and took these into account when determining executive remuneration

— Noted updates on corporate governance, including a review of the 2022 AGM remuneration reporting season, and anticipated areas of focus in 2023

— Reviewed Pearson's gender and ethnicity pay gap disclosures and noted actions to address the respective gaps

— Noted the activity of the Standing Committee on operating Pearson's equity-based reward programmes and noted Pearson's use of equity for employee share plans

Committee evaluation

Annually, the Committee reviews its performance, constitution, charter, and terms of reference to ensure it is operating at maximum effectiveness, and recommends any changes it considers necessary to the Board for approval. Overall, following its review in 2022, it was considered that the Committee is operating effectively with high levels of discussion and questioning. New members of the Committee brought a different perspective and enhanced visibility of matters that extend across the different Board Committees.

In 2023, the Committee will continue to focus on ensuring remuneration arrangements for senior management and the wider workforce continue to support the attraction and retention of key talent as well as the delivery of Pearson's strategy. The Committee continually assesses how its activities support and enable Pearson's progress.

Voting on remuneration resolutions

The following table summarises votes cast for remuneration resolutions:

	Votes cast for	% of votes cast for	Votes cast against	% of votes cast against	Votes withheld
Annual report on Remuneration (2022 AGM)	462,488,192	76.53%	141,832,706	23.47%	3,136,939
2020 Remuneration Policy (2020 AGM)	586,460,258	95.12%	30,106,736	4.88%	219,641
Amendment to 2020 Remuneration Policy (2020 GM)	417,060,992	67.22%	203,423,538	32.78%	370,074

Directors' remuneration report *continued*

2023 Directors' remuneration policy

The Remuneration Committee presents the 2023 Directors' remuneration policy (2023 policy), which will be put to shareholders for binding vote at the AGM to be held on 28 April 2023. Subject to shareholder approval, the effective date of this policy will be 28 April 2023. However, it is proposed, subject to approval at the AGM, that changes to Executive Director incentives be made effective from the start of the 2023 performance periods. The intention of the Committee is that the policy will remain in place for three years from the date of its approval.

Review of the Directors' remuneration policy

In determining the 2023 policy, the Committee followed a robust process which included discussions on the content of the policy at Remuneration Committee meetings throughout 2022 and in early 2023. The Committee considered the input of management and its independent advisors, while taking steps to ensure any conflicts of interest were appropriately managed. The Committee also sought the views of Pearson's major shareholders and their advisors, considering all feedback received during the extensive shareholder engagement exercise when finalising the 2023 policy. Further information on the Committee's decision-making process is set out in the remuneration report.

Changes to policy

The key changes to this 2023 policy compared to the 2020 policy are summarised below:

— Increase in the maximum opportunity under the Annual Incentive Plan to 300% of base salary.
— Increase in the maximum opportunity under the Long-Term Incentive Plan to 450% of salary.
— Increase in proportion of the Annual Incentive Plan that is payable for threshold performance to up to 25% of the maximum opportunity.
— Introduction of deferral under the Annual Incentive Plan where an Executive Director has not met their shareholding guideline.
— Changes to allow for the introduction of strategic measures, e.g. an ESG measure, into the long-term incentive performance framework.
— Increase in shareholding guidelines.

Other minor changes have been made to the drafting of the policy to simplify and aid its operation and to increase clarity.

Policy table for Executive Directors

Total remuneration is made up of fixed and performance-linked elements, with each element supporting different strategic objectives. Remuneration is normally reviewed annually in the context of business performance and conditions prevailing, taking into account pay levels for similar positions in comparable companies as well as internal ratios.

Base salary

Purpose and link to strategy
— Helps to recruit, reward and retain.
— Reflects level, role, skills, experience, the competitive market and individual contribution.

Operation	Opportunity	Performance conditions and period
Base salaries are set to provide the appropriate rate of remuneration for the job, taking into account relevant recruitment markets, business sectors and geographic regions. Base salaries are normally reviewed annually taking into account: general economic and market conditions; the level of increases made across the company as a whole; particular circumstances such as changes in role, responsibilities or organisation; the remuneration and level of increases for executives in similar positions in comparable companies in both the UK, US and internationally; and individual performance.	While there is no maximum salary level or maximum increase that may be offered, salary increases will normally be in line with typical increases awarded to other employees in the Group. However, increases may be above this level, for example, in circumstances including but not limited to: — Where a new Executive Director has been appointed to the Board at a lower than typical market salary to allow for growth in the role then larger increases may be awarded to move salary positioning closer to typical market level as the Executive Director gains experience. — Where an Executive Director has been promoted or has had a change in responsibilities. — Where there has been a significant change in market practice or where there has been a significant change in the size and/or scope of the business	None, although performance of both the company and the individual are taken into account when determining an appropriate level of base salary increase each year.

Allowances and benefits

Purpose and link to strategy
— Help to recruit, reward and retain.
— Reflect local competitive market.

Operation	Opportunity	Performance conditions and period
Allowances and benefits comprise cash allowances and non-cash benefits which may include: — travel-related benefits (such as car allowance, company car and private use of a driver) — health-related benefits (such as healthcare, health assessment and gym subsidy) and — risk benefits (such as additional life cover and long-term disability insurance that are not covered by the company's retirement plans). Executive Directors are also eligible to participate in savings-related share acquisition programmes, which are not subject to any performance conditions, on the same terms and to the same value as other employees. Where an Executive Director is required to relocate to perform their role, appropriate one-off or ongoing expatriate/relocation benefits may be provided (e.g., housing, schooling, etc.). The Committee may introduce other benefits if it is considered appropriate to do so, taking into account the individual circumstances, the country of residence of a Director, the benefits available to all employees and the wider external market.	The cost of the provision of allowances and benefits varies from year to year depending on the cost to Pearson and there is no prescribed maximum limit. However, the Committee monitors annually the overall cost of the benefits provided, to ensure that it remains appropriate.	Not applicable

Retirement benefits

Purpose and link to strategy
— Help to recruit, reward and retain.
— Recognise long-term commitment to the company.

Operation	Opportunity	Performance conditions and period
Employees in the UK are eligible to join the Money Purchase 2003 section of the Pearson Pension Plan. Executive Directors are eligible to join this plan or receive a cash allowance of equivalent value. UK Executive Directors who are, or become, affected by the lifetime allowance may be provided with appropriate benefits, as an alternative to further accrual of pension benefits such as a cash supplement, in line with the treatment for the employee population. If any Executive Director is from, or works, outside the UK, the Committee retains a discretion to put in place retirement benefit arrangements for that Director in line with local market practice including defined benefit pension arrangements operated by Pearson locally. The maximum value of such arrangement will reflect local market practice at the relevant time. The Committee may also honour all pre-existing retirement benefit obligations, commitments or other entitlements that were entered into by a member of the Pearson Group before that person became a Director, such as participation in the Final Pay section of the Pearson Pension Plan which is now closed to new members.	Executive Directors are eligible to receive pension contributions or a cash allowance in line with the maximum company contribution as a percentage of salary that UK employees of a similar age are eligible to receive. For UK employees who are over 45, this is currently 16% of base salary. Current Chief Executive Officer: Andy Bird receives a payment in lieu of pension at 16% of base salary in line with the pension provision for UK employees of a similar age. Current Chief Financial Officer: Sally Johnson is a member of the Final Pay section of the Pearson Pension Plan which she joined prior to becoming an Executive Director. Her pension accrual rate is 1/60th of pensionable salary per annum, restricted to the Plan earnings cap. Sally Johnson has reached the lifetime allowance, and therefore now receives a payment in lieu of pension at 16% of base salary in line with the pension provision for UK employees of a similar age.	Not applicable

Directors' remuneration report *continued*

Annual incentive plan

Purpose and link to strategy
— Help to recruit, reward and retain.
— Motivate the achievement of annual business goals and strategic objectives.
— Provide a focus on key financial and non-financial metrics.
— Reward individual contribution to the success of the company.
— Align to strategy execution priorities.

Operation	Opportunity	Performance conditions and period
Measures and performance targets are typically set by the Committee at the start of the year with payment usually made after year end following the Committee's assessment of performance relative to targets. Annual incentive plans are discretionary. The Committee reserves the right to adjust payments up or down if it believes that the outcome does not reflect underlying financial or non-financial performance or if such other exceptional factors warrant doing so. Where an Executive Director has not met their shareholding guideline, normally a third of any payment would be deferred into Pearson shares for a period of two years. Participants may receive additional shares representing the gross value of dividends that would have been paid on shares that vest during the vesting period. The Committee may apply malus and/or clawback for a period of five years in certain circumstances, such as financial misstatement, individual misconduct or reputational damage to the company.	Annual incentives will not exceed 300% of base salary. For 2023, the individual maximum incentive opportunity that will apply for the Chief Executive Officer is 300% of base salary and for the Chief Financial Officer is 200% of base salary. The proportion of the award that is payable for threshold performance may be up to 25% of the maximum opportunity. 50% of the maximum opportunity is payable for on-target levels of performance.	The Committee has the discretion to select the performance measures and relative weightings from year to year to ensure continuing alignment with strategy and to ensure targets are sufficiently stretching. The Committee sets performance targets for each measure annually. Annual incentives will normally be based on financial and strategic performance targets. Financial metrics will normally account for at least 75% of the total annual opportunity with the remaining portion normally being based on strategic and/or performance against personal objectives. The Committee would intend to consult with shareholders in advance if there was to be a significant change in the weighting of financial and strategic measures. The plan is designed to incentivise and reward underlying performance. Actual results may be adjusted to remove the effect of foreign exchange and portfolio changes (acquisitions and disposals) and other relevant factors that the Committee considers do not reflect the underlying performance of the business in the performance year. Details of performance measures, weightings and targets will be disclosed in the annual remuneration report for the relevant financial year if and to the extent that the Committee deems them not to be commercially sensitive. The performance period is one year.

Long-term incentive plan

Purpose and link to strategy
— Help to recruit, reward and retain.
— Drive long-term earnings, share price growth and value creation.
— Align the interests of executives and shareholders.
— Encourage long-term shareholding and commitment to the company.

Operation	Opportunity	Performance conditions and period
Awards of shares are made on an annual basis, which vest on a sliding scale based on performance against stretching performance targets measured at the end of the three-year performance period. Awards are normally subject to a post-vesting holding period (on an after tax basis) for two years following the end of the performance period. Participants may receive additional shares representing the gross value of dividends that would have been paid on shares that vest during the performance period. The Committee reserves the right to adjust the vesting outcome up or down before they are released if it believes that this does not reflect underlying financial or non-financial performance or if such other exceptional factors warrant doing so. In making such adjustments, the Committee is guided by the principle of aligning shareholder and management interests. The Committee may apply malus and/or clawback for a period of five years in certain circumstances, such as financial misstatement, individual misconduct or reputational damage to the company.	The maximum award is 450% of base salary in respect of a financial year.	The Committee will determine the performance measures, weightings and targets governing an award of shares prior to grant to ensure continuing alignment with strategy and to ensure that targets are sufficiently stretching. The Committee establishes a threshold below which no payout is achieved and a maximum at or above which the award pays out in full. The proportion of the award that vests at threshold may be up to 25% of the maximum opportunity. Awards will normally be subject to the achievement of financial targets (e.g., earnings per share and a return measure), shareholder returns (e.g., relative total shareholder return) and strategic objectives (e.g., an environmental, social and/or governance measure). Where strategic objectives are incorporated, financial targets and/or shareholder returns will comprise the majority of the award. The Committee may determine that different measures or weightings may apply for future awards; however, the Committee would intend to consult with shareholders in advance if there was to be a significant change in the weighting of measures or the performance measures used. The performance period is three years.

Shareholding guidelines

Purpose and link to strategy
— Align the interests of Executives and shareholders and encourage long-term shareholding and commitment to the company.

Operation	Opportunity	Performance conditions and period
Executive Directors are expected to build up a shareholding in the company. Executive Directors are expected to reach the guideline within five years from the date of appointment. Post-employment shareholding: Executive Directors are expected to retain their shareholding guideline (or actual holding if lower) for two years following stepping down as an Executive Director. This provision does not apply to any shares purchased by the Executive Director.	The target holding is currently 450% of base salary for the Chief Executive Officer and 300% of base salary for other Executive Directors.	Not applicable

Directors' remuneration report *continued*

Notes to the policy table

Selection of performance measures and target setting

In the selection and weighting of performance measures for the annual and long-term incentive awards, the Committee takes into account Pearson's strategic objectives and short and long-term business priorities.

Annual incentive plan	For 2023, the Committee identified sales, adjusted operating profit, free cash flow and key strategic measures as being relevant measures of Pearson's performance against its shorter-term strategic objectives and business priorities. Further details on how these performance measures align to Pearson's strategy are set out in the remuneration report.
Long-term incentive plan	For 2023 LTIP awards, the Committee has judged the following to be most closely matched to sustained delivery of strategy and alignment with shareholders' interests: — **Adjusted earnings per share (30%)** rewards the delivery of the desired outcomes from our strategic growth objectives and is imperative if the company is to improve our total shareholder return and our return on capital. — **Return on capital (30%)** is a measure of how efficiently Pearson generates returns from its asset base and is considered a fair and robust assessment of management's performance given the current structure of the business. — **Relative total shareholder return (30%)** is used as the Committee believes, in line with many of our shareholders, that part of Executive Directors' rewards should be linked to long-term performance relative to comparable global companies. — An **Environmental, Social and Governance measure (10%)** has been selected to reflect that progression of Environmental, Social and Governance priorities are integral to the long-term sustainable growth of the business.

Performance targets are set to provide a careful balance between upside opportunity and downside risk and are normally set in accordance with the company's operating and strategic plans, while also considering analyst consensus to reflect market expectations.

Pre-existing commitments

The Committee reserves the right to make remuneration payments and payments for loss of office (which includes exercising related discretions) that are not in line with this policy if the terms of the payment were agreed:

— before the policy came into effect, if the payment was agreed or made in line with the policy in force at the time or was otherwise approved by shareholders; and

— at a time when the recipient was not subject to the policy, provided the Committee does not consider the payment to have been made in consideration of the recipient becoming subject to the policy.

For these purposes 'payment' means any payment that would otherwise be subject to the policy and, in relation to a share award, will not be considered to have been 'agreed' any later than the date of grant.

Remuneration policy for other employees

Pearson has a set of remuneration principles that govern pay for the whole organisation, although how these principles are applied varies by business need, level and geography as required. The key difference in remuneration for Executive Directors compared to the approach to remuneration across the workforce is that remuneration for Executive Directors is more heavily weighted towards variable pay and linked to the delivery of Pearson's strategic objectives and short and long-term business priorities.

Further details on remuneration across the workforce at Pearson are set out in the remuneration report on page 100.

Pay and performance scenario analysis

The charts below illustrate what each Executive Director could expect to receive under the 2023 policy in different performance scenarios. The relative weighting of fixed and performance-related remuneration and the absolute size of the remuneration packages for the Chief Executive Officer and the Chief Financial Officer is shown. Consistent with its policy, the Committee places considerable emphasis on the performance-linked elements (the annual and long-term incentives) and will continue to review the mix of fixed and performance-linked remuneration on an annual basis.



Chief Executive (Andy Bird) $000

$1,949
100%
Minimum
$6,800
43%
29%
29%
Target
$11,652
50%
33%
17%
Maximum
$14,563
20%
40%
27%
13%
Maximum plus 50% share price appreciation
Fixed Pay
AIP
LTIP
Share price appreciation

Chief Financial Officer (Sally Johnson) £000

£662
100%
Minimum
£2,055
41%
27%
32%
Target
£3,449
48%
32%
19%
Maximum
£4,284
20%
39%
26%
15%
Maximum plus 50% share price appreciation
Fixed Pay
AIP
LTIP
Share price appreciation

Performance scenario	Elements of remuneration and assumptions
Maximum plus 50% share price appreciation	— Fixed pay — Maximum individual annual incentive (300% of base salary for Chief Executive and 200% of salary for Chief Financial Officer) — Maximum value of 2023 LTIP award (450% for Chief Executive and 300% of salary for Chief Financial Officer) with 50% share price growth assumed
Maximum	— Fixed pay — Maximum individual annual incentive (300% of base salary for Chief Executive and 200% of salary for Chief Financial Officer) — Maximum value of 2023 LTIP award (450% for Chief Executive and 300% of salary for Chief Financial Officer) with no share price growth assumed
Target	— Fixed pay — 50% of the maximum individual annual incentive — 50% of the maximum value of 2023 long-term incentive award with no share price growth assumed
Minimum	— Fixed pay only

Note 1: Fixed pay includes 2023 base salary ($1,293,750 for the Chief Executive and £557,225 for the Chief Financial Officer); allowances and benefits are the actual amounts incurred in the 2022 financial year. Retirement benefits for both Executive Directors are included at 16% of their base salary.

Note 2: The value of long-term incentives does not take into account dividend awards that are payable on the release of LTIP shares.

Recruitment

The Committee expects any new Executive Directors to be engaged on the same terms and to be awarded variable remuneration within the same normal limits and subject to the same conditions as for the current Executive Directors outlined in the policy.

The maximum level of variable remuneration which may be awarded (excluding any 'buyout' awards) in respect of recruitment is 750% of salary, which is in line with the current maximum limits under the annual and long-term incentive.

In setting the basic salary for any new Executive Director, the Committee will apply a level appropriate to recruit a suitable candidate, having regard to the factors set out in the policy table.

The Committee recognises that it cannot always predict accurately the circumstances in which any new Directors may be recruited. The Committee may determine that it is in the interests of the company and shareholders to secure the services of a particular individual which may require the Committee to take account of the terms of that individual's existing employment and/or their personal circumstances. The Committee may do this in the following circumstances:

— Where an individual is relocating in order to take up the role, in which case the company may provide certain benefits such as reasonable relocation expenses, accommodation and assistance with visa applications or other immigration issues and ongoing arrangements such as tax equalisation, annual flights home, schooling and housing allowance.

— Where an individual is required to forego compensation to take up the appointment or forfeits outstanding variable pay opportunities or contractual rights at a previous employer as a result of appointment, the Committee may offer compensatory payments or awards, in such form as the Committee considers appropriate taking into account all relevant factors including where applicable the form of compensation or awards, expected value and vesting time-frame of forfeited opportunities. The Committee would require reasonable evidence of the nature and value of any foregone or forfeited amounts and would, to the extent practicable, ensure any compensation was provided on a like-for-like basis and was no more valuable than the foregone or forfeited amounts.

— Where an individual incurs legal or other professional fees in connection with their appointment as an Executive Director, the Committee retains the discretion to compensate for these.

In making any decision on any aspect of the remuneration package for a new recruit, the Committee would balance shareholder expectations, current best practice and the requirements of any new recruit and would strive not to pay more than is necessary to achieve the recruitment. The Committee would give full details of the terms of the package of any new recruit in the next annual remuneration report.

Where an existing employee of the company is promoted to the Board, the company may honour all existing contractual commitments including any outstanding share awards and benefits, including retirement benefits.

Pearson expects any new Chair or Non-Executive Director to be engaged on terms that are consistent with the general remuneration principles outlined in the relevant sections of this Policy.

Service contracts and termination provisions

In accordance with long established policy, all Executive Directors have service agreements under which, other than by termination in accordance with the terms of these agreements, employment continues indefinitely.

There are no special provisions for notice or non-share-based compensation in the event of a change of control of Pearson.

The Chair and other Non-Executive Directors serve under letters of appointment.

It is the company's policy that the company may terminate the Chair's letter of appointment and the Executive Directors' service agreements by giving no more than 12 months' notice. Other Non-Executive Directors letters of appointment do not contain provision for notice periods or compensation if their appointments are terminated.

Payment in lieu of notice

As an alternative, for Executive Directors the company may at its discretion pay in lieu of that notice. Payment in lieu of notice may be made in equal monthly instalments from the date of termination to the end of any unexpired notice period. Payment in lieu of notice in instalments may also be subject to mitigation and reduced taking into account earnings from alternative employment.

For Executive Directors, payment in lieu of notice comprises 100% of the annual salary at the date of termination and the annual cost to the company of providing pension and all other benefits. For the Chair, payment in lieu of notice comprises 100% of the annual fees at the date of termination.

The company may, depending on the circumstances of the termination, determine that it will not pay the Director in lieu of notice and may instead terminate a Director's contract in breach and make a damages payment, taking into account as appropriate the Director's ability to mitigate his or her loss.

Directors' remuneration report *continued*

The company may also pay an amount considered to be reasonable by the Remuneration Committee in respect of fees for legal and tax advice and outplacement support for the departing Director. The Committee reserves the right to make any other payments in connection with a Director's cessation of office or employment where the payments are made in good faith, in discharge of an existing legal obligation (or by way of damages for breach of such an obligation) or by way of settlement of any claim arising in connection with the cessation of a Director's office or employment.

Share awards

On cessation of employment, treatment of unvested shares awards will be determined based on the rules of Pearson's share plans.

In respect of unvested deferred annual incentive awards, these will ordinarily subsist, except in circumstances where an individual is summarily dismissed. Awards would ordinarily vest on the original vesting date/be released in line with normal time horizons unless determined otherwise by the Committee.

In respect of unvested long-term incentive awards, unless otherwise provided for under the rules of Pearson's discretionary share plans, Executive Directors' entitlements would lapse automatically. In the case of death, injury, disability, ill-health or redundancy (as determined by the Committee), where a participant's employing business ceases to be part of Pearson, or any other reason if the Committee so decides in its absolute discretion:

— awards will stay in force as if the participant had not ceased employment and shall ordinarily vest on the original vesting date/ be released in line with normal time horizons subject to performance conditions.

— the number of shares that are released shall be pro-rated for the period of the participant's service in the vesting period (although the Committee may in its absolute discretion waive or vary the pro-rating).

In determining whether and how to exercise its discretion under Pearson's discretionary share plans, the Committee will have regard to all relevant circumstances distinguishing between different types of leaver, the circumstances at the time the award was originally made, the Director's performance and the circumstances in which the Director left employment.

The rules of Pearson's discretionary share plans also make provision for the treatment of awards in respect of corporate activity, including a change of control of Pearson. The Committee would act in accordance with the terms of the awards in these circumstances, which includes terms as to the assessment of performance conditions and time apportionment.

Annual bonus

On cessation of employment, Executive Directors may, at the Committee's discretion, retain entitlement to a pro rata annual incentive for their period of service in the financial year prior to their leaving date. Such payout will normally be calculated in good faith on the same terms and paid at the same time as for continuing Executive Directors.

Other elements of remuneration

Eligibility for allowances and benefits including retirement benefits (other than pension payments in connection with subsequent retirement) normally ceases on retirement or on the termination of employment for any other reason.

The termination provisions described above may be varied to the extent necessary to comply with applicable laws, including taxation laws in the United States.

Individual service agreements and letters of appointment

Details of each individual's arrangement are outlined in the table below. Employment agreements for other employees are determined according to local labour law and market practice.

Position	Date of letter / agreement	Notice period	Compensation on termination of employment by the company without notice or cause
Chair	Omid Kordestani, 16 December 2021	12 months from the Director; 12 months from the company	Payment in lieu of notice of 100% of annual fees at the date of termination
Executive Directors	Andy Bird, 23 August 2020 Sally Johnson, 15 January 2020	6 months from the Director; 12 months from the company	Payment in lieu of notice of 100% of annual salary at the date of termination and the annual cost of pension and all other benefits

Note 1: Under payment in lieu of notice, the annual cost of pension for Executive Directors is normally calculated as the sum, where applicable, of: an amount equal to the company's cost of providing the Executive's pension under the pension plan based on the Future Service Company Contribution Rate for the relevant section of the pension plan as stated in the most recent actuarial valuation (as at the date of termination of employment) as limited by the earnings cap; and any cash allowance in lieu of pension or to take account of the fact that pension benefits and life assurance cover are restricted by the earnings cap.

Executive Directors' non-Executive Directorships

The Committee's policy is that Executive Directors may, by agreement with the Board, serve as non-executives of other companies and retain any fees payable for their services.

Consideration of employment conditions across Pearson

Under the Committee's charter and terms of reference, the Committee's remit includes determining remuneration for the Chief Executive Officer, other Executive Directors and other members of the Pearson Executive Management team. In addition, the Committee's remit includes oversight of certain remuneration matters below this level and review of remuneration policies and practices across the broader employee population.

When determining remuneration for Executive Directors and other members of the Pearson Executive Management team, the Committee considers reports from the Chief Executive and Chief Human Resources Officer on pay and conditions for the broader employee population, including information on the recruitment and retention of talent, general pay trends in the market and the level of pay increases and incentives across the company as a whole. This helps to ensure that remuneration for senior management is considered in the context of the wider organisation.

There are a number of established channels for consulting with employees and employee representative bodies – including trade unions and works councils in some jurisdictions – about the company's strategy, competitiveness and performance of the business and other matters affecting employees. The views of employees are also sought via the Employee Engagement Network, feedback from which is reported to the Board, and engagement surveys. These activities provide employees with the opportunity to express how they feel about working for Pearson, what they think about the work they do, the opportunities they have and the rewards (including pay and benefits) they get.

The Committee has not consulted directly with employees on the development of the Directors' remuneration policy.

Consideration of shareholder views

The company consults regularly with shareholders on all matters affecting its strategy and business operations. This includes executive remuneration. Over the last year, whilst developing the 2023 policy and considering its implementation, the Remuneration Committee has engaged extensively with shareholders to ensure remuneration for Executive Directors is set appropriately, rewards for performance and aligns management with the shareholder experience.

This engagement exercise included writing to and meeting with many of Pearson's shareholders and their advisors, to seek their input on the proposed changes to the policy. We would like to thank our shareholders for the time they have spent with us in this regard. All feedback received, which reflected a significant range of opinions, was duly considered by the Remuneration Committee as it finalised the 2023 policy. Further details on the shareholder engagement exercise can be found in my letter on pages 90-91.

The Committee continues to monitor and respond to best practice guidelines published by shareholders and their representative bodies. Pearson remains committed to an open and transparent dialogue with its shareholders.

Policy table for Chair's and Non-Executive Directors' remuneration

The table below summarises the policy with respect to remuneration of the Chair and Non-Executive Directors.

Chair and Non-Executive Director remuneration

Purpose and link to strategy

— To attract and retain high-calibre individuals, with appropriate experience or industry-relevant skills, by offering market competitive fee levels

Operation	Opportunity	Performance conditions and period
The Chair and Deputy Chair are paid a single fee for all of their responsibilities. The Chair and Deputy Chair fee is set at a level that is competitive considering similar positions in comparable companies. The Non-Executive Directors are paid a basic fee. The Committee Chairs, members of the main Board Committees and, if relevant, the Senior Independent Director are paid an additional fee to reflect their extra responsibilities. Fees for Non-Executive Directors are determined by the full Board having regard to market practice. Additional fees or other payments may be paid to reflect additional responsibilities, roles or contribution, as appropriate. The Chair, Deputy Chair and Non-Executive Directors are not eligible to participate in any annual or long-term incentive, nor are they entitled to any retirement or other employee benefits. Selected benefits may be introduced, if considered appropriate. The company reimburses travel and other business expenses and any tax incurred thereon, if applicable. Normally a minimum of 25% of the Chair's, Deputy Chair's and Non-Executive Directors' basic fee is paid in Pearson shares that they have committed to retain for the period of their directorships. Shares are normally acquired quarterly at the prevailing market price with the individual's after-tax fee payments.	Fee levels are reviewed on a periodic basis. The total fees payable to the Non-Executive Directors (excluding the Chair) are subject to the limit set out in the Articles of Association of the company (currently £750,000) and as increased by ordinary resolution from time to time.	None.

The Directors' Remuneration Report was approved by the Board on 15 March 2023 and signed on its behalf by:

Sherry Coutu CBE

Chair of Remuneration Committee

Additional disclosures

Pages 54-124 of this document comprise the Directors' report for the year ended 31 December 2022.

Set out below is other statutory and regulatory information that Pearson is required to disclose in its Directors' report.

Going Concern

The Directors have confirmed that there are no material uncertainties that cast doubt on the Group's going concern status and that they have a reasonable expectation that the Group has adequate resources to continue in operational existence beyond 30 June 2024. The consolidated financial statements have therefore been prepared on a going concern basis.

Further details on the procedures undertaken may be found on page 147.

Viability statement

The Board assessed the prospects of the company using the company's long range plan, together with downside scenarios. Based on the result of these procedures and considering the company's strong balance sheet, the Directors have a reasonable expectation that Pearson will be able to continue in operation and to meet its liabilities as they fall due over the four-year period ending 31 December 2026. Further details may be found on page 52.

Share capital

Details of share issues and cancellations are given in note 27 to the financial statements on page 191. The company has a single class of shares which is divided into ordinary shares of 25p each. The ordinary shares are in registered form. As at 31 December 2022, 715,733,241 ordinary shares were in issue. At the AGM held on 29 April 2022, the company was authorised, subject to certain conditions, to acquire up to 75,727,045 ordinary shares by market purchase and to issue up to 504,846,968 ordinary shares. Shareholders will be asked to renew these authorities, subject to revised caps, at the AGM on 28 April 2023.

As at 13 March 2023, 2,487 record holders with registered addresses in the United States held 33,286,790 ADRs which represented 4.65% of the company's outstanding ordinary shares. Some of these ADRs are held by nominees and so these numbers may not accurately represent the number of shares beneficially owned in the United States.

Share buyback

On 25 February 2022, the company announced its intention to commence a share buyback programme during 2022, which was subsequently launched on 4 April 2022 and completed on 7 December 2022. Under the programme, approximately 42.3m shares were bought back and cancelled at a cost of £353m. The nominal value of these shares, approximately £10m, was transferred to the capital redemption reserve. The Board believes that the company's strategic priorities, combined with the disciplined approach to capital allocation, will enable Pearson to create sustainable, long-term value for every stakeholder.

We have set out clear capital allocation priorities as follows:

— Maintaining a strong balance sheet and solid investment-grade credit ratings through an appropriate capital structure

— Focused and disciplined approach to investing in the business to accelerate growth opportunities

— Delivering shareholder returns through a progressive and sustainable dividend policy

— Returning surplus cash to shareholders as and when appropriate through buybacks or special dividends

Major shareholders

Information provided to the company pursuant to the Financial Conduct Authority's Disclosure Guidance and Transparency Rules (DTR) is published on a Regulatory Information Service and on the company's website.

As at 31 December 2022, the company had been notified under DTR 5 of the following holders of significant voting rights in its shares.

	Number of voting rights	Percentage as at date of notification
Cevian Capital II GP Limited	82,952,354	11.16%
BlackRock, Inc.[1]	74,503,339	10.32%
Ameriprise Financial, Inc. and its group	41,236,375	5.02%
Silchester International Investors LLP	36,341,993	<5%
Schroders plc	36,003,705	<5%
Libyan Investment Authority[2]	24,431,000	3.01%

1. Includes 6,864,838 (0.94%) qualifying financial instruments to which voting rights are attached.
2. Based on notification to the company dated 7 June 2010. We have not been notified of any change to this holding since that date. Assets belonging to, or owned, held or controlled on 16 September 2011 by the Libyan Investment Authority and located outside Libya on that date, are frozen in accordance with The Libya (Sanctions) (EU Exit) Regulations 2020.

Between 31 December 2022 and 13 March 2023, being the latest practicable date before the publication of this report, the company received a further notification under DTR 5, with the most recent position being as follows:

	Number of voting rights	Percentage as at date of notification
BlackRock, Inc.[3]	78,810,810	11.00%

3. Includes 8,847,811 (1.23%) qualifying financial instruments to which voting rights are attached

Annual general meeting

The notice convening the AGM, to be held at 9:30am on Friday, 28 April 2023 at 80 Strand, London WC2R 0RL, is contained in a circular to shareholders to be dated 24 March 2023.

Registered auditors

In accordance with section 489 of the Companies Act 2006 (the Act), a resolution proposing the re-appointment of Ernst & Young LLP as auditors to the company will be proposed at the AGM, at a level of remuneration to be agreed by the Audit Committee.

Amendment to Articles of Association

Any amendments to the Articles of Association of the company (the Articles) may be made in accordance with the provisions of the Act by way of a special resolution.

Rights attaching to shares

The rights attaching to the ordinary shares are defined in the Articles. A shareholder whose name appears on the company's register of members can choose whether his/her shares are evidenced by share certificates (i.e. in certificated form) or held electronically (i.e. uncertificated form) in CREST (the electronic settlement system in the UK).

Subject to any restrictions below, shareholders may attend any general meeting of the company and, on a show of hands, every shareholder (or his/her representative) who is present at a general meeting has one vote on each resolution and, on a poll, every shareholder (whether an individual or a corporation) present in person or by proxy shall have one vote for every 25p of nominal share capital held. A resolution put to the vote at a general meeting held partly by means of electronic facility or facilities shall, unless the chair of the meeting determines that it shall be decided on a show of hands, be decided on a poll. Subject to this, at any general meeting, a resolution put to the vote at the meeting shall be decided on a show of hands, unless before, or on the declaration of the result of, a vote on a show of hands, a poll is demanded. A poll can be demanded by the chair of the meeting, or by at least three shareholders (or their representatives) present in person and having the right to vote, or by any shareholders (or their representatives) present in person having at least 10% of the total voting rights of all shareholders, or by any shareholders (or their representatives) present in person holding ordinary shares on which an aggregate sum has been paid up of at least 10% of the total sum paid up on all ordinary shares. At this year's AGM, voting will again be conducted on a poll, consistent with best practice.

Shareholders can declare a final dividend by passing an ordinary resolution but the amount of the dividend cannot exceed the amount recommended by the Board. The Board can pay interim dividends on any class of shares of the amounts and on the dates and for the periods they decide. In all cases, the distributable profits of the company must be sufficient to justify the payment of the relevant dividend.

The Board may, if authorised by an ordinary resolution of the shareholders, offer any shareholder the right to elect to receive new ordinary shares, which will be credited as fully paid, instead of their cash dividend.

Any dividend which has not been claimed for 8 years after it became due for payment will be forfeited and will then belong to the company, unless the Directors decide otherwise.

If the company is wound up, the liquidator can, with the sanction of a special resolution passed by the shareholders, divide among the shareholders in specie all or any part of the assets of the company and can value assets and determine how the division shall be carried out as between the shareholders or different classes of shareholders.

The liquidator can also, with the same sanction, transfer the whole or any part of the assets to trustees upon such trusts for the benefit of the shareholders.

Voting at general meetings

Any form of proxy sent by the shareholders to the company in relation to any general meeting must be delivered to the company (via its registrars), whether in written or electronic form, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote.

The Board may decide that a shareholder is not entitled to attend or vote either personally or by proxy at a general meeting or to exercise any other right conferred by being a shareholder if they or any person with an interest in shares has been sent a notice under section 793 of the Act (which confers upon public companies the power to require information with respect to interests in their voting shares) and they or any interested person failed to supply the company with the information requested within 14 days after delivery of that notice.

The Board may also decide, where the relevant shareholding comprises at least 0.25% of the nominal value of the issued shares of that class, that no dividend is payable in respect of those default shares and that no transfer of any default shares shall be registered unless the shareholder is not himself in default as regards supplying the information requested and the transfer, when presented for registration, is accompanied by a certificate from the shareholder in such form as the Board of Directors may require to the effect that after due and careful inquiry, the shareholder is satisfied that no person in default is interested in any of the ordinary shares which are being transferred, or the transfer is an approved transfer as defined in the Articles, or the registration of the transfer is required by the Uncertificated Securities Regulations 2001.

Pearson operates an employee benefit trust to hold shares, pending employees becoming entitled to them under the company's employee share plans. There were 1,863,202 shares held as at 31 December 2022. The trust has an independent trustee which has full discretion in relation to the voting of such shares. A dividend waiver operates on the shares held in the trust.

Pearson also operates nominee shareholding arrangements which hold shares on behalf of employees. As at 31 December 2022, there were 2,247,759 shares held in the Sharestore account administered by Equiniti Limited (Equiniti). The beneficial owners of shares held in Sharestore are invited to submit voting instructions online at www.shareview.co.uk. If no instructions are given by the beneficial owner by the date specified, the trustees holding these shares will not exercise the voting rights.

As at 31 December 2022, there were 3,028,933 shares held in the Computershare Share Plan Account (SPA), which is administered by Computershare Investor Services plc (Computershare). Beneficial holders of shares held in the Computershare Share Plan Account (SPA) are invited to submit voting instructions online at www.equateplus.com. If no instructions are given by the beneficial owner by the date specified, the nominee holding these shares will not exercise the voting rights.

Additional disclosures *continued*

Transfer of shares

The Board may refuse to register a transfer of a certificated share which is not fully paid, provided that the refusal does not prevent dealings in shares in the company from taking place on an open and proper basis. The Board may also refuse to register a transfer of a certificated share unless: (i) the instrument of transfer is lodged, duly stamped (if stampable) or duly certified or otherwise shown to the satisfaction of the Board to be exempt from stamp duty, at the registered office of the company or any other place decided by the Board, and is accompanied by the certificate for the share to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer; (ii) it is in respect of only one class of shares; and (iii) it is in favour of not more than four transferees.

Transfers of uncertificated shares must be carried out using CREST and the Board can refuse to register a transfer of an uncertificated share in accordance with the regulations governing the operation of CREST.

Variation of rights

If at any time the capital of the company is divided into different classes of shares, the special rights attaching to any class may be varied or revoked either:

(i)   with the written consent of the holders of at least 75% in nominal value of the issued shares of the relevant class or

(ii) with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of the relevant class.

Without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares, any share may be issued with such preferred, deferred or other special rights, or such restrictions, whether in regard to dividend, voting, return of capital or otherwise as the company may from time to time by ordinary resolution determine.

Appointment and replacement of Directors

The Articles contain the following provisions in relation to Directors.

Directors shall be no less than two in number. Directors may be appointed by the company by ordinary resolution or by the Board.

A Director appointed by the Board shall hold office only until the next AGM and shall then be eligible for re-appointment. The Board may from time to time appoint one or more Directors to hold Executive office with the company for such period (subject to the provisions of the Act) and upon such terms as the Board may decide and may revoke or terminate any appointment so made.

The Articles provide that, at every AGM of the company, every Director shall retire from office unless, not willing to act, be eligible for re-appointment.

If a Director is not re-appointed, they shall, subject to the Articles, retain office until the meeting appoints someone in their place, or, if it does not do so, until the end of the meeting, or, if the meeting is adjourned, the end of the adjourned meeting. Where a Director has been appointed after notice of the annual general meeting has been given, that Director shall retire at the next annual general meeting of which notice is first given after his or her appointment as Director.

If there is an insufficient number of appointed or re-appointed Directors at any of the company's annual general meetings thus rendering the Board inquorate, all Directors shall be automatically re-appointed only for the purposes of filling vacancies and convening general meetings of the company and to perform such duties as are appropriate to maintain the company as a going concern and to enable it to comply with its legal and regulatory obligations. The Directors are required to convene a further general meeting of the company as soon as reasonably practicable to allow new Directors to be appointed, and such Directors who were not appointed at the original general meeting shall subsequently retire.

The company may by ordinary resolution remove any Director before the expiration of their term of office. In addition, the Board may terminate an agreement or arrangement with any Director for the provision of their services to the company.

Powers of the Directors

Subject to the Articles, the Act and any directions given by special resolution, the business of the company will be managed by the Board who may exercise all the powers of the company, including powers relating to the issue and/or buying back of shares by the company (subject to authorisation, and any statutory restrictions or restrictions imposed by shareholders in a general meeting).

Directors' indemnities

A qualifying third-party indemnity (QTPI), as permitted by the Articles and sections 232 and 234 of the Act, has been granted by the company to each of its Directors. Under the provisions of the QTPI, the company undertakes to indemnify each Director against liability to third parties (excluding criminal and regulatory penalties) and to pay Directors' costs as incurred, provided that they are reimbursed to the company if the Director is found guilty, the court refuses to grant the relief sought or, in an action brought by the company, judgement is given against the Director. The indemnity has been in force for the financial year ended 31 December 2022 and is currently in force. The company has purchased and maintains Directors' and Officers' insurance cover against certain legal liabilities and costs for claims in connection with any act or omission by such Directors and Officers in the execution of their duties.

Significant agreements

The following significant agreements contain provisions entitling the counterparties to exercise termination or other rights in the event of a change of control of the company.

As at 31 December 2022, the Group's principal bank facility, the $1.19 billion Revolving Credit Facility (RCF) agreement, allowed that upon a change of control of the company, any participating bank may require its outstanding advances, together with accrued interest and any other amounts payable in respect of such facility, and its commitments, to be cancelled, each within 60 days of notification to the banks by the agent. The facility was undrawn at year end. The group's outstanding fixed rate notes (see note 18 Borrowings for more information) also contain a provision requiring that, in the event of a change of control which leads to a downgrade in credit rating below Baa3 (Moody's) or BBB- (Fitch Ratings), the company is required to make an offer to investors to repurchase outstanding instruments at par plus accrued interest, which investors are not obliged to accept. For these purposes, a 'change of control' occurs if the company becomes a subsidiary of any other company, or one or more persons acting either individually or in concert obtains control (as defined in section 1124 of the Corporation Tax Act 2010) of the company. In February 2023, the Group renegotiated its Revolving Credit Facility, reducing the maximum facility to $1 billion.

Shares acquired through the company's employee share plans rank pari passu with shares in issue and have no special rights. For legal and practical reasons, the rules of these plans set out the consequences of a change of control of the company.

Other statutory information

Other information that is required by the Act and by the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 (as amended) to be included in the Directors' report, and which is incorporated by reference, can be located as follows:

Summary disclosures index	See more
Dividend recommendation	Page 25
Financial instruments and financial risk management	Page 178
Important events since year end	Page 25
Future development of the business	Page 11
Research and development activities	Page 16
Employment of disabled persons	Page 34
Employee involvement	Page 33
Greenhouse gas emissions and energy consumption data	Page 41
Statement describing employee engagement	Page 28
Statement describing regard to suppliers, customers and other stakeholders' interests	Page 29

With the exception of the dividend waiver described on page 121 there is no information to be disclosed in accordance with Listing Rule 9.8.4.

No political donations or contributions were made or expenditure incurred by the company or its subsidiaries during the year.

Our disclosures are consistent with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD) and are set out on pages 39-41.

Fair, balanced and understandable reporting and disclosure of information

As required by the UK Corporate Governance Code, we have established arrangements to ensure that all information we report to investors and regulators is fair, balanced and understandable. In its assessment, the Board paid particular attention to a set of criteria recommended by the Financial Reporting Council, including the use of straightforward language, focus on content that is important to investors, and exclusion of irrelevant information.

A process and timetable for the production and approval of this year's annual report and accounts was agreed by the Board at its meeting in December 2022. The full Board then had the opportunity to review and comment on the report as it progressed. The Audit Committee is also available to advise the Board on certain aspects of the annual report and accounts, to enable the Directors to fulfil their responsibility in this regard.

The Directors consider that the annual report and accounts, taken as a whole, are fair, balanced and understandable and provide the information necessary for shareholders to assess the company's position, performance, business model and strategy.

Representatives from Financial Reporting, Strategy, Investor Relations, Corporate Affairs, ESG & Sustainability, Company Secretarial, Legal, Internal Audit, Risk, HR and Reward teams are involved in the preparation and review of the annual report to ensure a cohesive and balanced approach and, as with all of our financial reporting, a thorough verification of narrative and financial statements is conducted. We also have procedures in place to ensure the timely release of inside information, through our Market Disclosure Committee.

The Directors also confirm that, for each Director in office at the date of this report:

— so far as the Director is aware, there is no relevant audit information of which the Group and company's auditors are unaware.

— they have taken all the steps that they ought to have taken as Directors to make themselves aware of any relevant audit information and to establish that the Group and the company's auditors are aware of that information.

Directors in office

The following Directors were in office during the year:

A P Bird	G D Pitkethly
S L Coutu	T Score
S K M Johnson	S Taurel – resigned on 29 April 2022
O Kordestani – appointed on 1 March 2022	A C Thomas
E S Lee – appointed on 1 February 2022	L A Wallen
L K Lorimer	

The Directors' report has been approved by the Board on 15 March 2023 and signed on its behalf by:

Graeme Baldwin

Company Secretary

Statement of Directors' responsibilities in respect of the financial statements

Statement of Directors' responsibilities

The Directors are responsible for preparing the annual report and accounts and the financial statements in accordance with applicable law and regulation.

Company law requires the Directors to prepare financial statements for each financial year. Under that law, the Directors have prepared the Group and company financial statements in accordance with UK-adopted international accounting standards. In preparing the Group and company financial statements, the Directors have also elected to comply with International Financial Reporting Standards issued by the International Accounting Standards Board (IFRSs as issued by IASB).

Under company law, the Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and company and of the profit or loss of the Group for that period. In preparing the financial statements, the Directors are required to:

— Select suitable accounting policies and then apply them consistently.

— State whether applicable UK-adopted international accounting standards and IFRSs issued by IASB have been followed, subject to any material departures disclosed and explained in the financial statements.

— Make judgements and accounting estimates that are reasonable and prudent.

— Prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group and company will continue in business.

The Directors are responsible for safeguarding the assets of the Group and company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Group and company's transactions, and disclose with reasonable accuracy at any time the financial position of the Group and company and enable them to ensure that the financial statements and the Directors' remuneration report comply with the Companies Act 2006.

The Directors are responsible for the maintenance and integrity of the company's website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Directors' confirmations

Each of the Directors, whose names and functions are listed in the Governance report, confirms that, to the best of their knowledge:

— The Group and company financial statements, which have been prepared in accordance with UK-adopted international accounting standards and IFRSs issued by IASB, give a true and fair view of the assets, liabilities and financial position of the Group and company, and of the profit of the Group.

— The Strategic report includes a fair review of the development and performance of the business and the position of the Group and company, together with a description of the principal risks and uncertainties that it faces.

This responsibility statement has been approved by the Board on 15 March 2023 and signed on its behalf by:

Sally Johnson

Chief Financial Officer

Financial Statements



Independent Auditor's Report

Independent Auditor's report to the members of Pearson plc

Opinion

In our opinion:

— Pearson plc's group financial statements and parent company financial statements (the "financial statements") give a true and fair view of the state of the group's and of the parent company's affairs as at 31 December 2022 and of the group's profit for the year then ended;

— the group financial statements have been properly prepared in accordance with UK-adopted international accounting standards;

— the parent company financial statements have been properly prepared in accordance with UK-adopted international accounting standards as applied in accordance with section 408 of the Companies Act 2006; and

— the financial statements have been prepared in accordance with the requirements of the Companies Act 2006.

We have audited the financial statements of Pearson plc (the 'parent company') and its subsidiaries (the 'group') for the year ended 31 December 2022 which comprise:

Group	Parent company
Consolidated income statement for the year ended 31 December 2022	Company Balance sheet as at 31 December 2022
Consolidated statement of comprehensive income for the year ended 31 December 2022	Company Statement of changes in equity for the year then ended
Consolidated balance sheet as at 31 December 2022	Company cash flow statement for the year then ended
Consolidated statement of changes in equity for the year ended 31 December 2022	Related notes 1 to 11 to the financial statements including a summary of significant accounting policies
Consolidated cash flow statement for the year ended 31 December 2022	
Related notes 1-38 to the financial statements, including a summary of significant accounting policies	

The financial reporting framework that has been applied in their preparation is applicable law and UK adopted international accounting standards, as applied in accordance with section 408 of the Companies Act 2006.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (UK) (ISAs (UK)) and applicable law. Our responsibilities under those standards are further described in the Auditor's responsibilities for the audit of the financial statements section of our report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the group and parent in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, including the FRC's Ethical Standard as applied to listed public interest entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

The non-audit services prohibited by the FRC's Ethical Standard were not provided to the group or the parent company and we remain independent of the group and the parent company in conducting the audit.

Conclusions relating to going concern

In auditing the financial statements, we have concluded that the directors' use of the going concern basis of accounting in the preparation of the financial statements is appropriate. Our evaluation of the directors' assessment of the group and parent company's ability to continue to adopt the going concern basis of accounting included:

— We performed our own independent assessment of the risk around going concern at the planning and year end phases of the audit.

— In conjunction with our walkthrough of the Group's financial statement close process, we confirmed our understanding of management's going concern assessment process and engaged with management early to understand and assess the key assumptions made in their assessment.

— We agreed the 31 December 2022 cash and debt balances included in the going concern assessment to the Group's year end balances.

— We read the group's debt agreements to understand the covenant requirements and tested to check that no covenants have been breached during the year to 31 December 2022 and there is no forecast covenant breach in either the base or severe but plausible downside case scenarios during the going concern assessment period covering the period to 30 June 2024.

— We checked the logic and arithmetical integrity of management's going concern model that includes the cash forecasts for the going concern assessment period.

— We assessed the appropriateness of the duration of the going concern assessment period to 30 June 2024 and considered the existence of any significant events or conditions beyond this period based on our procedures on the Group's long-range plan and knowledge arising from other areas of the audit.

— We considered the appropriateness of the assumptions used to calculate the cash forecasts under base and plausible downside case scenarios by reference to historical forecasting accuracy and comparison to sector benchmarks. We challenged whether the downside scenarios utilised were sufficiently severe for a going concern assessment.

— We assessed the reasonableness of the cash flow forecasts included in the going concern assessment by understanding the potential impact of the Group's principal risks as well as any potential impact from COVID-19, current geopolitical matters and the impact of climate change have been reflected in the forecasts.

— We evaluated the key assumptions by searching for contrary evidence to challenge these assumptions, including third party sector forecasts and analyst expectations. Further, we ensured these assumptions were consistent with the budget approved by Pearson's Board.

— We also challenged the measurement and completeness of the downside scenario modelled by management by reference to the Group's principal risks and uncertainties of the Group.

— We considered the mitigating actions that are within the control of the Group and evaluated the Group's ability to control these outflows if required.

— We considered whether the Group's forecasts in the going concern assessment were consistent with other forecasts used by the Group in its accounting estimates, including goodwill impairment.

— We considered the Group's reverse stress testing to identify the magnitude of decline in revenue and operating profit that would lead to the Group utilising all liquidity or breaching a covenant during the going concern assessment period and we have considered the likelihood of such a decline.

— We reviewed the Group's going concern disclosures included in the Annual Report, in note 1(c) to the financial statements, to assess that they were accurate and in conformity with the reporting standards.

We observe that in management's base case and severe but plausible downside scenarios, there is significant headroom without taking the benefit of any identified mitigations.

Based on the work we have performed, we have not identified any material uncertainties relating to events or conditions that, individually or collectively, may cast significant doubt on the Group and parent company's ability to continue as a going concern for a period to 30 June 2024.

In relation to the Group and parent company's reporting on how they have applied the UK Corporate Governance Code, we have nothing material to add or draw attention to in relation to the directors' statement in the financial statements about whether the directors considered it appropriate to adopt the going concern basis of accounting.

Our responsibilities and the responsibilities of the directors with respect to going concern are described in the relevant sections of this report. However, because not all future events or conditions can be predicted, this statement is not a guarantee as to the Group's ability to continue as a going concern.

Overview of our audit approach

Audit scope	• We performed an audit of the complete financial information of 4 components and audit procedures on specific balances for a further 11 components. We also performed specified audit procedures on specific balances for a further 4 components. • The components where we performed full or specific audit procedures accounted for 85% of adjusted Profit before tax, 89% of Revenue and 95% of Total assets.
Key audit matters	• Fraud risks in revenue recognition • Valuation of acquired intangible assets • Uncertain tax provision for EU State Aid case
Materiality	• Overall group materiality of £20.9m which represents 5% of adjusted Profit before tax.

Independent Auditor's Report *continued*

An overview of the scope of the parent company and group audits

Tailoring the scope

Our assessment of audit risk, our evaluation of materiality and our allocation of performance materiality determine our audit scope for each company within the Group. Taken together, this enables us to form an opinion on the consolidated financial statements We take into account size, risk profile, the organisation of the group and effectiveness of group-wide controls, changes in the business environment, the potential impact of climate change and other factors such as recent Internal Audit results when assessing the level of work to be performed at each company.

The Group operates finance shared service centres in Belfast and Manila, the outputs of which are included in the financial information of the reporting components they service and therefore they are not separate reporting components. Each of the service centres is subject to specified risk-focused audit procedures, predominantly the testing of transaction processing and controls testing. Additional procedures are performed at the scoped components to address the audit risks not covered by the work performed over the shared service centres, or where the scoped components are not served by the shared service centres.

In assessing the risk of material misstatement to the Group financial statements, and to ensure we had adequate quantitative coverage of significant accounts in the financial statements, of the 189 reporting components of the Group, we selected 15 components covering entities within the UK, US, Brazil and Australia, which represent the principal business units within the Group.

Of the 15 components selected, we performed an audit of the complete financial information of 4 components ("full scope components") which were selected based on their size or risk characteristics. For the remaining 11 components ("specific scope components"), we performed audit procedures on specific accounts within that component that we considered had the potential for the greatest impact on the significant accounts in the financial statements either because of the size of these accounts or their risk profile.

For an additional 4 components ("specified procedures components"), we performed certain audit procedures on specific accounts within that component that we considered had the potential for the greatest impact on the significant accounts in the financial statements, either because of the size of these accounts or their risk profile. These procedures were undertaken by separate component audit teams under the primary audit team's direction. The audit scope of these components may not have included testing of all significant accounts of the component but will have contributed to the coverage of significant accounts tested for the Group.

The reporting components where we performed audit procedures accounted for 85% of the Group's adjusted Profit before tax, 89% of the Group's Revenue and 95% of the Group's Total assets. For the current year, the full scope components contributed 71% of the Group's adjusted Profit before tax, 73% of the Group's Revenue and 88% of the Group's Total assets. The specific scope components contributed 14% of the Group's adjusted Profit before tax, 16% of the Group's Revenue and 7% of the Group's Total assets. The audit scope of these components may not have included testing of all significant accounts of the component but will have contributed to the coverage of significant accounts tested for the Group. We also instructed 4 locations to perform specified procedures over certain balances, including aspects of revenue recognition.

Of the remaining 170 components that together represent 15% of the Group's adjusted Profit before tax, none are individually greater than 5% of the Group's adjusted Profit before tax. For these components, we performed other procedures, including analytical review, testing of consolidation journals and intercompany eliminations to respond to any potential risks of material misstatement to the Group financial statements.

Involvement with component teams

In establishing our overall approach to the Group audit, we determined the type of work that needed to be undertaken at each of the components by us, as the primary audit engagement team, or by component auditors from other EY global network firms operating under our instruction. The audit procedures performed at the finance shared service centres were performed by the primary team with assistance from the Philippines member firm. Of the 4 full scope components, audit procedures were performed on 1 of these directly by the primary audit team. Of the 11 specific scope components, audit procedures were performed on 2 of these directly by the primary audit team. For the 3 full scope and 9 specific scope components, where the work was performed by component auditors, we determined the appropriate level of involvement to enable us to determine that sufficient audit evidence had been obtained as a basis for our opinion on the Group as a whole.

The Group audit team followed a programme of planned visits that has been designed to ensure that each full or specific scope component was visited by either the Senior Statutory Auditor, or other senior members of the Group audit team. During the current year's audit cycle, visits were undertaken by the Group audit team to the component teams in the US, Brazil and Australia. These visits involved discussing the audit approach with the component team and any issues arising from their work, meeting with local management, attending planning and progress meetings and reviewing relevant audit working papers on risk areas. The primary team interacted regularly with the component teams where appropriate during various stages of the audit, reviewed relevant working papers and were responsible for the scope and direction of the audit process. Close meetings for full, specific, and specified procedures components (excluding those performed by the primary audit team) were held via video conference in January and February 2023 and were attended by the Senior Statutory Auditor and/or other members of the primary audit team. This, together with the additional procedures performed at Group level, gave us appropriate evidence for our opinion on the Group financial statements.

Climate change

Stakeholders are increasingly interested in how climate change will impact Pearson. The Group has determined that the most significant future impacts from climate change on their operations will be from physical risks in the medium and long term. These are explained on pages 39-41 in the required Task Force for Climate related Financial Disclosures. They have also explained their climate commitments on pages 37-38. All of these disclosures form part of the "Other information," rather than the audited financial statements. Our procedures on these unaudited disclosures therefore consisted solely of considering whether they are materially inconsistent with the financial statements, or our knowledge obtained in the course of the audit or otherwise appear to be materially misstated, in line with our responsibilities on "Other information".

In planning and performing our audit we assessed the potential impacts of climate change on the Group's business and any consequential material impact on its financial statements.

The Group has explained in the Basis of Preparation note the key areas of the financial statements that may be impacted by climate change and the Group concluded there is no material financial statement impact from climate change. These disclosures also explain where governmental and societal responses to climate change risks are still developing, and where the degree of certainty of these changes means that they cannot be taken into account when determining impairment assessments under the requirements of UK-adopted International accounting standards.

Our audit effort in considering the impact of climate change on the financial statements was focused on evaluating management's assessment of the impact of physical and transition climate risk, their climate commitments, the effects of material climate risks disclosed on pages 40 to 41 and whether these have been appropriately reflected in asset values where these are impacted by future cash flows and associated sensitivity disclosures, this primarily being impairment assessments following the requirements of UK-adopted international accounting standards. As part of this evaluation, we performed our own risk assessment, supported by our climate change internal specialists, to determine the risks of material

misstatement in the financial statements from climate change which needed to be considered in our audit.

We also challenged the Directors' considerations of climate change risks in their assessment of going concern and viability and associated disclosures. Where considerations of climate change were relevant to our assessment of going concern, these are described above.

Based on our work we have not identified the impact of climate change on the financial statements to be a key audit matter or to impact a key audit matter.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) that we identified. These matters included those which had the greatest effect on: the overall audit strategy, the allocation of resources in the audit; and directing the efforts of the engagement team. These matters were addressed in the context of our audit of the financial statements as a whole, and in our opinion thereon, and we do not provide a separate opinion on these matters.

Risk	Our response to the risk	Key observations communicated to the Audit Committee
Fraud risks in revenue recognition (revenues of £3,841m, PY £3,428m) *Refer to the Audit Committee Report (page 80); Accounting policies (page 145); and Note 3 of the Consolidated Financial Statements (page 151).* Given revenue is a key performance indicator, both in communication of the Group's results and for management incentives, we have identified a risk of management override of controls through: • Manipulation of the rate of completion for contracts that span the year end; and • Topside manual journals to revenue.	We obtained an understanding and evaluated the design and tested the operating effectiveness of controls over the Group's material revenue processes. We performed testing over revenue recognition in 4 full scope components, 8 specific scope components and 4 specified procedures components. We have performed testing over rate of completion in 2 full scope components. The audit of topside manual journals was performed in all full, specific and specified procedures scope locations and on consolidation. For rate of completion, where relevant, we performed our own independent assessment of the stage of completion of contracts based on actual and forecast costs and course completion rates. We have assessed the forecast costs to complete by contract, considered historical forecasting accuracy as well as vouching that all forecast costs aggregate to the relevant budget amount for each business. We looked for contradictory evidence by analysing contract forecast profitability for outliers. For manual journals, we instructed our full, specific and specified procedure scope component teams to test all manual journals recorded against revenue. We tested that these journals were appropriately approved and evaluated supporting evidence. The Group team tested all manual journals recorded on consolidation. We tested the completeness of journals posted and tested that these journals were appropriately approved and evaluated supporting evidence.	Revenue for the year to 31 December 2022 has been recognised appropriately.

Independent Auditor's Report *continued*

Risk	Our response to the risk	Key observations communicated to the Audit Committee
Valuation of acquired intangibles (£110m, PY £27m) *Refer to the Audit Committee Report (page 80); Accounting policies (page 143); and Note 30 of the Consolidated Financial Statements (page 193).* During the year, Pearson made two significant acquisitions: Credly and Mondly. The identification of acquired intangible assets requires specialised skills. The valuation involves complex judgement, due to the estimation uncertainty and the application of valuation techniques built, in part, on assumptions around the future performance of the acquired businesses, including assumptions impacted by future events, such as revenue growth rates, customer churn rates and profitability. Changes in these assumptions can have a material effect on the valuation of identifiable intangible assets. We focused our risk on the most significant elements of the valuation, namely the Credly customer relationships and technology asset and the Mondly technology asset. The sensitive assumptions for Credly customer relationships are revenue from existing customers, retention rate, profitability and discount rate. For the Credly technology asset, these are revenue growth and royalty rate. For the Mondly technology asset, these are revenue growth, obsolescence, profitability and discount rate. * and the risk that the acquired intangibles are overstated.	Our audit of the fair values of the acquired assets and liabilities was performed by the Group audit team. We obtained an understanding and evaluated the design and tested the operating effectiveness of controls over the Group's process to identify and value intangible assets, including their use of a valuation specialist. We assessed the independence and expertise of management's valuation specialist. We challenged the existence and completeness of identified intangible assets by involving EY valuation specialists with the appropriate experience. We reviewed the valuation methodologies applied, with the assistance of EY valuation specialists, to validate that they were appropriate. We focused our testing of the prospective financial information included in the valuation calculation on the key assumptions that are most sensitive to the valuation We challenged these assumptions by involving our valuation specialists where appropriate for assumptions such as discount rate and royalty rates. For revenue and profitability assumptions we validated these by comparison to historical performance, underlying contractual terms, benchmarking to a range of peer companies provided by our valuation specialists and third party sector analysis. We evaluated the adequacy of the business combination disclosures to the requirements in IFRS 3.	Based on the procedures performed, we agree that the assumptions, valuation of the acquired intangibles are appropriate. Disclosures in Note 30 of the consolidated financial statements are appropriate.
Uncertain tax position for EU State Aid case (£63m, PY £nil) *Refer to the Audit Committee Report (page 80); Accounting policies (page 145); and Notes 7 and 34 of the Consolidated Financial Statements (pages 160 and 198).* Following an EU General Court Decision on 8 June 2022 on whether certain elements of UK tax code constituted State Aid, a provision of £63m has been recorded in the Group financial statements in respect of a potential tax exposure. A payment on account to HMRC of £105m had been made in 2021 for this matter. The provision has been recorded through income tax expense against this receivable, with the balance disclosed as a contingent liability, Auditing the Group's recorded £63m provision at 31 December 2022 required significant auditor judgement in assessing management's expectations of the outcome of matters as there is a significant range of possible outcomes between £nil and the maximum exposure of £105m and therefore a risk of misstatement.	The primary audit team performed full scope procedures over this matter. We obtained an understanding and evaluated the design and tested the operating effectiveness of controls over the Group's tax process over uncertain tax positions. We understood the background the case by reviewing correspondence with HMRC. We reviewed management's analysis to support their conclusion that the exposure was now "more likely than not" following the 8 June 2022 EU General Court hearing. We reviewed correspondence with management's specialist, assessed their independence and expertise, and held a virtual meeting with them to discuss their considerations. We challenged management's conclusion by involving an EY EU State Aid specialist to assist us in forming our own view about whether the exposure was more likely than not. We reviewed management's calculation of the provision and assessed the appropriateness of the methodology used. We considered the appropriateness of the potential outcomes included in the calculation and the probabilities assigned to each outcome. We challenged the probabilities by seeking the input of an EY tax specialist. We reviewed the disclosures in the Annual Report.	Based on the current status of proceedings and the opinion of the Group's external legal counsel, we conclude that management's provision is appropriately stated. We agree that disclosure set out in Notes 7 and 34 of the consolidated financial statements is appropriate.

Our application of materiality

We apply the concept of materiality in planning and performing the audit, in evaluating the effect of identified misstatements on the audit and in forming our audit opinion.

Materiality

The magnitude of an omission or misstatement that, individually or in the aggregate, could reasonably be expected to influence the economic decisions of the users of the financial statements. Materiality provides a basis for determining the nature and extent of our audit procedures.

We determined materiality for the Group to be £20.9 million , which is 5% of adjusted Profit before tax. We believe that adjusted Profit before tax provides us with the most relevant performance measure to the stakeholders of the Group given the prominence of this metric throughout the Annual Report and consolidated financial statements, analyst presentations, and profit metrics focussed on by analysts.

— We determined materiality for the Parent Company to be £44 million , which is 1% of net assets. Where Parent Company balances were audited as part of the Group audit, they were audited to an allocation of the Group's performance materiality.

During the course of our audit, we reassessed initial materiality of £18.4m and increased it to reflect the actual results for the year.

The previous auditor determined materiality for the Group to be £18.5m for the year ended 31 December 2021.

Performance materiality

The application of materiality at the individual account or balance level. It is set at an amount to reduce to an appropriately low level the probability that the aggregate of uncorrected and undetected misstatements exceeds materiality.

On the basis of our risk assessments, together with our assessment of the Group's overall control environment, our judgement was that performance materiality was 50% of our planning materiality, namely £10.5m. We have set performance materiality at this percentage on the basis that this is our first year as auditors of the Group. Audit work at component locations for the purpose of obtaining audit coverage over significant financial statement accounts is undertaken based on a percentage of total performance materiality. The performance materiality set for each component is based on the relative scale and risk of the component to the Group as a whole and our assessment of the risk of misstatement at that component. In the current year, the range of performance materiality allocated to components was £1.8m to £5.0m.

Starting basis	— Profit before tax – £323m
Adjustments	— **Add: net £185m adjustments against operating profit, including; cost of restructuring, intangible charges, transaction costs and profit on disposal of businesses.** — **Less: net £56m adjustments against finance income, including; fair value movements and pensions.** — **Less; £34m reversal of interest on the release of a historic tax liability**
Materiality	— **Adjusted Profit before tax £418m (materiality basis)** — **Materiality of £20.9m (5% of materaility basis)**

Reporting threshold

An amount below which identified misstatements are considered as being clearly trivial.

We agreed with the Audit Committee that we would report to them all uncorrected audit differences in excess of £1.05m , which is set at 5% of materiality, as well as differences below that threshold that, in our view, warranted reporting on qualitative grounds

We evaluate any uncorrected misstatements against both the quantitative measures of materiality discussed above and in light of other relevant qualitative considerations in forming our opinion.

Other information

The other information comprises the information included in the annual report set out on pages 1 to 120, other than the financial statements and our auditor's report thereon. The directors are responsible for the other information contained within the annual report.

Our opinion on the financial statements does not cover the other information and, except to the extent otherwise explicitly stated in this report, we do not express any form of assurance conclusion thereon.

Our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements, or our knowledge obtained in the course of the audit, or otherwise appears to be materially misstated. If we identify such material inconsistencies or apparent material misstatements, we are required to determine whether this gives rise to a material misstatement in the financial statements themselves. If, based on the work we have performed, we conclude that there is a material misstatement of the other information, we are required to report that fact.

We have nothing to report in this regard.

Opinions on other matters prescribed by the Companies Act 2006

In our opinion, the part of the directors' remuneration report to be audited has been properly prepared in accordance with the Companies Act 2006.

In our opinion, based on the work undertaken in the course of the audit:

— the information given in the strategic report and the directors' report for the financial year for which the financial statements are prepared is consistent with the financial statements; and

— the strategic report and the directors' report have been prepared in accordance with applicable legal requirements.

Independent Auditor's Report *continued*

Matters on which we are required to report by exception

In the light of the knowledge and understanding of the group and the parent company and its environment obtained in the course of the audit, we have not identified material misstatements in the strategic report or the directors' report.

We have nothing to report in respect of the following matters in relation to which the Companies Act 2006 requires us to report to you if, in our opinion:

— adequate accounting records have not been kept by the parent company, or returns adequate for our audit have not been received from branches not visited by us; or

— the parent company financial statements and the part of the Directors' Remuneration Report to be audited are not in agreement with the accounting records and returns; or

— certain disclosures of directors' remuneration specified by law are not made; or

— we have not received all the information and explanations we require for our audit

Corporate Governance Statement

We have reviewed the directors' statement in relation to going concern, longer-term viability and that part of the Corporate Governance Statement relating to the group and company's compliance with the provisions of the UK Corporate Governance Code specified for our review by the Listing Rules.

Based on the work undertaken as part of our audit, we have concluded that each of the following elements of the Corporate Governance Statement is materially consistent with the financial statements or our knowledge obtained during the audit:

— Directors' statement with regards to the appropriateness of adopting the going concern basis of accounting and any material uncertainties identified set out on page 116;

— Directors' explanation as to its assessment of the company's prospects, the period this assessment covers and why the period is appropriate set out on page 52;

— Director's statement on whether it has a reasonable expectation that the group will be able to continue in operation and meets its liabilities set out on page 52;

— Directors' statement on fair, balanced and understandable set out on page 123 ;

— Board's confirmation that it has carried out a robust assessment of the emerging and principal risks set out on page 44;

— The section of the annual report that describes the review of effectiveness of risk management and internal control systems set out on page 84 ; and;

— The section describing the work of the audit committee set out on page 80.

Responsibilities of directors

As explained more fully in the directors' responsibilities statement set out on page 124, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view, and for such internal control as the directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the directors are responsible for assessing the group and parent company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the group or the parent company or to cease operations, or have no realistic alternative but to do so.

Auditor's responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

Explanation as to what extent the audit was considered capable of detecting irregularities, including fraud

Irregularities, including fraud, are instances of non-compliance with laws and regulations. We design procedures in line with our responsibilities, outlined above, to detect irregularities, including fraud. The risk of not detecting a material misstatement due to fraud is higher than the risk of not detecting one resulting from error, as fraud may involve deliberate concealment by, for example, forgery or intentional misrepresentations, or through collusion. The extent to which our procedures are capable of detecting irregularities, including fraud is detailed below.

However, the primary responsibility for the prevention and detection of fraud rests with both those charged with governance of the company and management.

We obtained an understanding of the legal and regulatory frameworks that are applicable to the group and determined that the most significant frameworks which are directly relevant to specific assertions in the financial statements are those that relate to the reporting framework (UK-adopted International Accounting Standards, the Companies Act 2006 and the UK Corporate Governance Code) and the relevant tax laws and regulations in the countries in which the Group operates.

We understood how Pearson plc is complying with those frameworks by making enquiries of management, Internal Audit, those responsible for legal and compliance procedures and the Company Secretary. We corroborated our enquiries through review of Board minutes and papers provided to the Audit Committee and observation in Audit Committee meetings, as well as consideration of the results of our audit procedures across the Group

We assessed the susceptibility of the group's financial statements to material misstatement, including how fraud might occur and met with finance and operational management from various parts of the business to understand where they considered there was susceptibility to fraud. We also considered performance targets and their potential to influence management to manage earnings or influence the perception of analysts. We have determined that there is a fraud risk with aspects of revenue recognition. We considered the policies, processes and controls that the Group has established to address the risks identified, including the design of controls over each significant revenue stream. We also considered the controls that the Group has that otherwise prevent, deter and detect fraud, and how senior management monitors those controls.

Based on this understanding we designed our audit procedures to identify non-compliance with such laws and regulations. We performed audit procedures to address the identified fraud risk, including testing over the specific revenue recognition fraud risk as noted in the key audit matters section of this report. These procedures were designed to provide reasonable assurance that the financial statements as a whole are free from material misstatement, due to fraud or error. In addition, we completed procedures to conclude on the compliance of the disclosures in the Annual Report and Accounts with all applicable requirements. Any instances of non-compliance with laws and regulations were communicated by/to components and considered in our audit approach, if applicable.

A further description of our responsibilities for the audit of the financial statements is located on the

Financial Reporting Council's website at https://www.frc.org.uk/auditorsresponsibilities. This description forms part of our auditor's report.

Other matters we are required to address

— Following the recommendation from the Audit Committee, we were appointed by the Company at its Annual General Meeting on 29 April 2022 to audit the financial statements for the year ending 31 December 2022 and subsequent financial periods.

The period of total uninterrupted engagement including previous renewals and reappointments is one year, covering the year ending 31 December 2022.

— The audit opinion is consistent with the additional report to the Audit Committee.

Use of our report

This report is made solely to the company's members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Ben Marles

(Senior statutory auditor)

for and on behalf of Ernst & Young LLP, Statutory Auditor

London

15 March 2023

Consolidated income statement

Year ended 31 December 2022

All figures in £ millions	Notes	2022	2021[1]	2020[1]
Continuing operations				
Sales	2,3	**3,841**	3,428	3,397
Cost of goods sold	4	**(2,046)**	(1,747)	(1,767)
Gross profit		**1,795**	1,681	1,630
Operating expenses	4	**(1,549)**	(1,562)	(1,402)
Other net gains and losses	4	**24**	63	178
Share of results of joint ventures and associates	12	**1**	1	5
Operating profit	2	**271**	183	411
Finance costs	6	**(71)**	(68)	(107)
Finance income	6	**123**	62	76
Profit before tax		**323**	177	380
Income tax	7	**(79)**	1	(50)
Profit for the year		**244**	178	330
Attributable to:				
Equity holders of the company		**242**	177	330
Non-controlling interest		**2**	1	–
Earnings per share attributable to equity holders of the company during the year (expressed in pence per share)				
• basic	8	**32.8p**	23.5p	43.7p
• diluted	8	**32.6p**	23.3p	43.7p

1. Comparative balances have been restated – see Note 1b.

Consolidated statement of comprehensive income

Year ended 31 December 2022

All figures in £ millions	Notes	2022	2021[1]	2020[1]
Profit for the year		**244**	178	330
Items that may be reclassified to the income statement				
Net exchange differences on translation of foreign operations		**330**	(6)	(109)
Currency translation adjustment disposed		**(5)**	4	(70)
Attributable tax	7	**4**	10	(13)
Items that are not reclassified to the income statement				
Fair value gain/(loss) on other financial assets		**18**	4	(12)
Attributable tax	7	**1**	(1)	–
Remeasurement of retirement benefit obligations	25	**54**	149	(23)
Attributable tax	7	**(12)**	(61)	2
Other comprehensive income/(expense) for the year	29	**390**	99	(225)
Total comprehensive income for the year		**634**	277	105
Attributable to:				
Equity holders of the company		**630**	276	105
Non-controlling interest		**4**	1	–

1. Comparative balances have been restated – see Note 1b.

Consolidated balance sheet

As at 31 December 2022

All figures in £ millions	Notes	2022	2021¹
Assets			
Non-current assets			
Property, plant and equipment	10	**250**	366
Investment property	10	**60**	–
Intangible assets	11	**3,177**	2,769
Investments in joint ventures and associates	12	**25**	24
Deferred income tax assets	13	**57**	57
Financial assets – derivative financial instruments	16	**43**	30
Retirement benefit assets	25	**581**	537
Other financial assets	15	**133**	113
Income tax assets		**41**	97
Trade and other receivables	22	**139**	129
		4,506	4,122
Current assets			
Intangible assets – product development	20	**975**	894
Inventories	21	**105**	98
Trade and other receivables	22	**1,139**	1,257
Financial assets – derivative financial instruments	16	**16**	2
Income tax assets		**9**	26
Cash and cash equivalents (excluding overdrafts)	17	**558**	937
		2,802	3,214
Assets classified as held for sale	32	**16**	7
Total assets		**7,324**	7,343
Liabilities			
Non-current liabilities			
Financial liabilities – borrowings	18	**(1,144)**	(1,245)
Financial liabilities – derivative financial instruments	16	**(54)**	(30)
Deferred income tax liabilities	13	**(37)**	(40)
Retirement benefit obligations	25	**(61)**	(66)
Provisions for other liabilities and charges	23	**(14)**	(7)
Other liabilities	24	**(120)**	(95)
		(1,430)	(1,483)

Consolidated balance sheet *continued*

As at 31 December 2022

All figures in £ millions	Notes	2022	2021¹
Current liabilities			
Trade and other liabilities	24	**(1,254)**	(1,256)
Financial liabilities – borrowings	18	**(86)**	(155)
Financial liabilities – derivative financial instruments	16	**(11)**	(4)
Income tax liabilities		**(43)**	(125)
Provisions for other liabilities and charges	23	**(85)**	(40)
		(1,479)	(1,580)
Liabilities classified as held for sale	32	**–**	–
Total liabilities		**(2,909)**	(3,063)
Net assets		**4,415**	4,280
Equity			
Share capital	27	**179**	189
Share premium	27	**2,633**	2,626
Treasury shares	28	**(15)**	(12)
Capital redemption reserve		**28**	18
Fair value reserve		**(13)**	(4)
Translation reserve		**709**	386
Retained earnings		**881**	1,067
Total equity attributable to equity holders of the company		**4,402**	4,270
Non-controlling interest		**13**	10
Total equity		**4,415**	4,280

1. Comparative balances have been restated – see Note 1b.

These financial statements have been approved for issue by the Board of Directors on 15 March 2023 and signed on its behalf by

Sally Johnson

Chief Financial Officer

Pearson plc
Registered number: 00053723

Consolidated statement of changes in equity

Year ended 31 December 2022

All figures in £ millions	Share capital	Share premium	Treasury shares	Capital redemption reserve	Fair value reserve	Translation reserve	Retained earnings	Total	Non-controlling interest	Total equity
				Equity attributable to equity holders of the company						
At 1 January 2022	189	2,626	(12)	18	(4)	386	1,067	4,270	10	4,280
Profit for the year	–	–	–	–	–	–	242	242	2	244
Other comprehensive income/(expense)	–	–	–	–	18	323	47	388	2	390
Total comprehensive income/(expense)	–	–	–	–	18	323	289	630	4	634
Equity-settled transactions	–	–	–	–	–	–	38	38	–	38
Taxation on equity-settled transactions	–	–	–	–	–	–	3	3	–	3
Issue of ordinary shares under share option schemes	–	7	–	–	–	–	–	7	–	7
Buyback of equity	(10)	–	–	10	–	–	(353)	(353)	–	(353)
Purchase of treasury shares	–	–	(37)	–	–	–	–	(37)	–	(37)
Release of treasury shares	–	–	34	–	–	–	(34)	–	–	–
Transfer of gain on disposal of FVOCI investment	–	–	–	–	(27)	–	27	–	–	–
Dividends	–	–	–	–	–	–	(156)	(156)	(1)	(157)
At 31 December 2022	179	2,633	(15)	28	(13)	709	881	4,402	13	4,415

All figures in £ millions	Share capital	Share premium	Treasury shares	Capital redemption reserve	Fair value reserve[1]	Translation reserve	Retained earnings[1]	Total	Non-controlling interest	Total equity
				Equity attributable to equity holders of the company						
At 1 January 2021	188	2,620	(7)	18	(4)	388	922	4,125	9	4,134
Profit for the year	–	–	–	–	–	–	177	177	1	178
Other comprehensive income/(expense)	–	–	–	–	4	(2)	97	99	–	99
Total comprehensive income/(expense)	–	–	–	–	4	(2)	274	276	1	277
Equity-settled transactions	–	–	–	–	–	–	28	28	–	28
Issue of ordinary shares under share option schemes	1	6	(1)	–	–	–	–	6	–	6
Buyback of equity	–	–	–	–	–	–	–	–	–	–
Purchase of treasury shares	–	–	(16)	–	–	–	–	(16)	–	(16)
Release of treasury shares	–	–	12	–	–	–	(12)	–	–	–
Transfer of gain on disposal of FVOCI investment	–	–	–	–	(4)	–	4	–	–	–
Dividends	–	–	–	–	–	–	(149)	(149)	–	(149)
At 31 December 2021	189	2,626	(12)	18	(4)	386	1,067	4,270	10	4,280

All figures in £ millions	Share capital	Share premium	Treasury shares	Capital redemption reserve	Fair value reserve[1]	Translation reserve	Retained earnings[1]	Total	Non-controlling interest	Total equity
				Equity attributable to equity holders of the company						
At 1 January 2020	195	2,614	(24)	11	39	567	911	4,313	10	4,323
Adjustment (see note 1b)	–	–	–	–	(31)	–	31	–	–	–
At 1 January 2020 (restated)	195	2,614	(24)	11	8	567	942	4,313	10	4,323
Profit for the year	–	–	–	–	–	–	330	330	–	330
Other comprehensive income/(expense)	–	–	–	–	(12)	(179)	(34)	(225)	–	(225)
Total comprehensive income/(expense)	–	–	–	–	(12)	(179)	296	105	–	105
Equity-settled transactions	–	–	–	–	–	–	29	29	–	29
Issue of ordinary shares under share option schemes	–	6	–	–	–	–	–	6	–	6
Buyback of equity	(7)	–	–	7	–	–	(176)	(176)	–	(176)
Purchase of treasury shares	–	–	(6)	–	–	–	–	(6)	–	(6)
Release of treasury shares	–	–	23	–	–	–	(23)	–	–	–
Dividends	–	–	–	–	–	–	(146)	(146)	(1)	(147)
At 31 December 2020	188	2,620	(7)	18	(4)	388	922	4,125	9	4,134

1. Comparative balances have been restated – see Note 1b.

The capital redemption reserve reflects the nominal value of shares cancelled in the Group's share buyback programme. The fair value reserve arises on revaluation of other financial assets. The translation reserve includes exchange differences arising from the translation of the net investment in foreign operations and of borrowings and other currency instruments designated as hedges of such investments.

Consolidated cash flow statement

Year ended 31 December 2022

All figures in £ millions	Notes	2022	2021[1]	2020[1]
Cash flows from operating activities				
Profit before tax		323	177	380
Net finance (costs) / income		(52)	6	31
Depreciation and impairment - PPE and investment property		136	241	125
Amortisation and impairment - software		125	117	112
Amortisation and impairment - acquired intangible assets		54	50	80
Other net gains and losses		(24)	(63)	(178)
Product development capital expenditure		(357)	(287)	(323)
Amortisation and impairment - product development		303	279	280
Share-based payment costs		35	28	29
Change in inventories		(34)	22	35
Change in trade and other receivables		33	(71)	(1)
Change in trade and other liabilities		(84)	37	(26)
Change in provisions for other liabilities and charges		50	14	(37)
Other movements		19	20	(57)
Net cash generated from operations		527	570	450
Interest paid		(57)	(67)	(63)
Tax (paid)/received		(109)	(177)	2
Net cash generated from operating activities		361	326	389
Cash flows from investing activities				
Acquisition of subsidiaries, net of cash acquired	30	(228)	(55)	(6)
Acquisition of joint ventures and associates		(5)	(10)	–
Purchase of investments		(12)	(4)	(6)
Purchase of property, plant and equipment and investment property		(57)	(64)	(53)
Purchase of intangible assets		(90)	(112)	(81)
Disposal of subsidiaries, net of cash disposed	31	333	83	100
Proceeds from disposal of joint ventures and associates	31	–	–	531
Proceeds from disposal of investments		17	48	–
Proceeds from disposal of property, plant and equipment		14	–	–
Lease receivables repaid including disposals		18	21	41
Loans repaid by related parties		–	–	48
Interest received		22	13	13
Dividends from joint ventures and associates		1	–	4
Net cash generated from/(used in) investing activities		13	(80)	591
Cash flows from financing activities				
Proceeds from issue of ordinary shares	27	7	6	6
Buyback of equity	27	(353)	–	(176)
Purchase of treasury shares	28	(37)	(16)	(6)
Proceeds from borrowings		–	–	346
Repayment of borrowings		(171)	(167)	(230)
Repayment of lease liabilities		(93)	(88)	(92)
Dividends paid to company's shareholders	9	(156)	(149)	(146)
Dividends paid to non-controlling interest		(1)	–	(1)
Net cash used in financing activities		(804)	(414)	(299)
Effects of exchange rate changes on cash and cash equivalents		36	(8)	(2)
Net (decrease)/increase in cash and cash equivalents		(394)	(176)	679
Cash and cash equivalents at beginning of year		937	1,113	434
Cash and cash equivalents at end of year	17	543	937	1,113

1. Comparative balances have been restated – see Note 1b. In addition, the Group has changed the presentation of the consolidated cash flow statement with the aim of simplifying for the reader. The reconciliation to net cash generated from operations is now presented above and certain line items have been aggregated and disaggregated. There has been no change to the classification of cash flows as operating, investing and financing, or to the definition of the Group's alternative performance measure related to cash flow as set out in note 33.

Notes to the consolidated financial statements

General information

Pearson plc ('the company'), its subsidiaries and associates (together 'the Group') are international businesses covering educational courseware, assessments and services.

The company is a public limited company incorporated in England and Wales and domiciled in the United Kingdom. The address of its registered office is 80 Strand, London WC2R 0RL.

The company has its primary listing on the London Stock Exchange and is also listed on the New York Stock Exchange.

These consolidated financial statements were approved for issue by the Board of Directors on 15 March 2023.

1a. Accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below.

Basis of preparation

These consolidated financial statements, and the company financial statements, have been prepared on the going concern basis (see note 1c) and in accordance with the Disclosure and Transparency Rules of the Financial Conduct Authority and in accordance with UK-adopted International Accounting Standards and with the requirements of the Companies Act 2006. On 31 December 2020, IFRS as adopted by the European Union at that date was brought into UK law and became UK-adopted International Accounting Standards (IASs), with future changes being subject to endorsement by the UK Endorsement Board. The Group and company transitioned to UK-adopted IASs on 1 January 2021. This change constituted a change in accounting framework. However, there was no impact on recognition, measurement or disclosure as a result of the change in framework. The consolidated and company financial statements have also been prepared in accordance with IFRSs as issued by the International Accounting Standards Board (IASB) as they apply to annual reporting periods beginning on 1 January 2022. In respect of accounting standards applicable to the Group, there is no difference between UK-adopted IASs and IFRSs as issued by the IASB as they apply to annual reporting periods commencing on 1 January 2022.

These consolidated financial statements, and the company financial statements, have been prepared under the historical cost convention as modified by the revaluation of financial assets and liabilities (including derivative financial instruments) at fair value.

These accounting policies have been consistently applied to all years presented, unless otherwise stated.

1. Interpretations and amendments to published standards effective 2022 – No new standards were adopted in 2022.

A number of other new pronouncements are effective from 1 January 2022 but they do not have a material impact on the consolidated financial statements, or the company financial statements. Additional disclosure has been given where relevant.

2. Standards, interpretations and amendments to published standards that are not yet effective – The following new accounting standards and amendments to new accounting standards have been issued but are not yet effective and unless otherwise indicated, have been endorsed by the UK Endorsement Board:

— IFRS 17 'Insurance contracts';
— Amendments to IAS 1 and IFRS Practice Statement 2 'Disclosure of accounting policies';
— Amendments to IAS 1 'Classification of liabilities as current or non-current' (not yet endorsed);
— Amendments to IAS 1 'Non-current liabilities with covenants' (not yet endorsed);
— Amendments to IAS 8 'Definition of accounting estimates';
— Amendments to IAS 12 'Deferred tax related to assets and liabilities arising from a single transaction'; and
— Amendments to IFRS 16 'Lease liability in a sale and leaseback' (not yet endorsed).

The Group is currently assessing the impact of the above changes, but they are not expected to have a material impact. The Group does not plan to early adopt any of the above new accounting standards or amendments. The Group has not adopted any other standard, amendment or interpretation that has been issued but is not yet effective.

3. Critical accounting assumptions and judgements – The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting assumptions and estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies.

All assumptions and estimates constitute management's best judgement at the date of the financial statements, however, in the future, actual experience may deviate from these estimates and assumptions.

The areas requiring a higher degree of judgement or complexity, or areas where assumptions and estimates have a significant risk of resulting in material adjustments to the carrying value of assets and liabilities within the consolidated financial statements are:

— Intangible assets: goodwill and acquired intangible assets
— Taxation
— Revenue: provisions for returns
— Employee benefits: pensions
— Property, plant and equipment: right-of-use assets
— Classification as discontinued operations

The key judgements and key areas of estimation are set out below, as well as in the relevant accounting policies and in the notes to the accounts where appropriate.

KJ Key judgements

— The application of tax legislation in relation to provisions for uncertain tax positions. See notes 7 and 34.
— The allocation of goodwill to the cash-generating units and groups of cash-generating units. See note 11.
— Whether the Group will be eligible to receive the surplus associated with the UK Group Pension Plan in recognising a pension asset. See note 25.
— The results and cash flows of businesses disposed do not meet the criteria to be classified and presented as discontinued operations. See note 31.

KE Key areas of estimation

— The recoverability of goodwill balances. Key assumptions used in goodwill impairment testing are discount rates, perpetuity growth rates, forecast sales growth rates and forecast operating profits. See note 11.
— The valuation of acquired intangible assets recognised on the acquisition of a business. See notes 11 and 30.
— The level of provisions required in relation to uncertain tax positions is complex and each matter is separately assessed. The estimation of future settlement amounts is based on a number of factors including the status of the unresolved matter, clarity of legislation, range of possible outcomes and the statute of limitations. See notes 7 and 34.
— The level of provisions required for anticipated returns is estimated based on historical experience, customer buying patterns and retailer behaviours including stock levels. See note 3.
— The determination of the pension cost and defined benefit obligation of the Group's defined benefit pension schemes depends on the selection of certain assumptions, which include the discount rate, inflation rate, salary growth and longevity. See note 25.
— The recoverability of right-of-use assets and in particular assumptions related to the ability to sublease vacant leased assets in the future. See note 10.

The Group has assessed the impact of the uncertainty presented by the volatile macro-economic and geo-political environment on the financial statements, specifically considering the impact on key judgements and significant estimates along with other areas of increased risk as follows:

— Financial instruments and hedge accounting; and
— Translation methodologies.

No material accounting impacts relating to the areas assessed above were recognised in the year. The Group will continue to monitor these areas of increased judgement, estimation and risk.

The Group no longer considers the COVID-19 pandemic to be an area of significant uncertainty and is no longer specifically assessing the impact of the COVID-19 pandemic on areas of judgement, estimation and risk.

Consolidation

1. Business combinations – The acquisition method of accounting is used to account for business combinations.

The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interest issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred in the operating expenses line of the income statement. Identifiable assets acquired and identifiable liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The determination of fair values often requires significant judgements and the use of estimates, and, for material acquisitions, the fair value of the acquired intangible assets is determined by an independent valuer. The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill (note 30).

See the 'Intangible assets' policy for the accounting policy on goodwill. If this is less than the fair value of the net assets of the subsidiary acquired, in the case of a bargain purchase, the difference is recognised directly in the income statement.

On an acquisition-by-acquisition basis, the Group recognises any non-controlling interest in the acquiree either at fair value or at the non-controlling interest's proportionate share of the acquiree's net assets.

IFRS 3 'Business Combinations' has not been applied retrospectively to business combinations before the date of transition to IFRS.

Management exercises judgement in determining the classification of its investments in its businesses, in line with the following:

2. Subsidiaries – Subsidiaries are entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

3. Transactions with non-controlling interests – Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions, that is, as transactions with the owners in their capacity as owners. Any surplus or deficit arising from disposals to a non-controlling interest is recorded in equity. For purchases from a non-controlling interest, the difference between consideration paid and the relevant share acquired of the carrying value of the subsidiary is recorded in equity.

4. Joint ventures and associates – Joint ventures are entities in which the Group holds an interest on a long-term basis and has rights to the net assets through contractually agreed sharing of control. Associates are entities over which the Group has significant influence but not the power to control the financial and operating policies, generally accompanying a shareholding of between 20% and 50% of the voting rights. Ownership percentage is likely to be the key indicator of investment classification; however, other factors, such as Board representation, may also affect the accounting classification. Judgement is required to assess all of the qualitative and quantitative factors which may indicate that the Group does, or does not, have significant influence over an investment. Investments in joint ventures and associates are accounted for by the equity method and are initially recognised at the fair value of consideration transferred.

Financial statements

Notes to the consolidated financial statements *continued*

1a. Accounting policies continued

Consolidation continued

The Group's share of its joint ventures' and associates' post-acquisition profits or losses is recognised in the income statement and its share of post-acquisition movements in reserves is recognised in reserves.

The Group's share of its joint ventures' and associates' results is recognised as a component of operating profit as these operations form part of the core publishing business of the Group and are an integral part of existing wholly-owned businesses. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in a joint venture or associate equals or exceeds its interest in the joint venture or associate, the Group does not recognise further losses unless the Group has incurred obligations or made payments on behalf of the joint venture or associate.

Unrealised gains and losses on transactions between the Group and its joint ventures and associates are eliminated to the extent of the Group's interest in these entities.

5. Contribution of a subsidiary to an associate or joint venture – The gain or loss resulting from the contribution or sale of a subsidiary to an associate or a joint venture is recognised in full. Where such transactions do not involve cash consideration, significant judgements and estimates are used in determining the fair values of the consideration received.

Foreign currency translation

1. Functional and presentation currency – Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in sterling, which is the company's functional and presentation currency.

2. Transactions and balances – Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying net investment hedges.

3. Group companies – The results and financial position of all Group companies that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

— Assets and liabilities are translated at the closing rate at the date of the balance sheet

— Income and expenses are translated at average exchange rates

— All resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. The Group treats specific inter-company loan balances, which are not intended to be repaid in the foreseeable future, as part of its net investment. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

The principal overseas currency for the Group is the US dollar. The average rate for the year against sterling was $1.24 (2021: $1.38; 2020: $1.28) and the year-end rate was $1.21 (2021: 1.35; 2020: $1.37).

Property, plant and equipment

Property, plant and equipment are stated at historical cost less depreciation. Cost includes the original purchase price of the asset and the costs attributable to bringing the asset to its working condition for intended use. Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost less their residual values over their estimated useful lives as follows:

Buildings (freehold):	20–50 years
Buildings (leasehold):	over the period of the lease
Plant and equipment:	3–10 years

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

The carrying value of an asset is written down to its recoverable amount if the carrying value of the asset is greater than its estimated recoverable amount.

Investment property

In 2022, the Group classified certain assets as investment property. Properties that are no longer occupied by the Group and which are held for operating lease rental are classified as investment property. Investment property assets are carried at cost less accumulated depreciation and any recognised impairment in value. The depreciation policies for investment property are consistent with those described for property, plant and equipment

Intangible assets

1. Goodwill – For the acquisition of subsidiaries made on or after 1 January 2010, goodwill represents the excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired. For the acquisition of subsidiaries made from the date of transition to IFRS to 31 December 2009, goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets acquired. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisition of associates and joint ventures represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets acquired.

Goodwill on acquisitions of associates and joint ventures is included in investments in associates and joint ventures.

Goodwill is tested at least annually for impairment and carried at cost less accumulated impairment losses. An impairment loss is recognised to the extent that the carrying value of goodwill exceeds the recoverable amount. The recoverable amount is the higher of fair value less costs of disposal and value in use. These calculations require the use of estimates in respect of forecast cash flows and discount rates and significant management judgement in respect of cash-generating unit (CGU) and cost allocation; impairment is a key source of estimation uncertainty and has a significant risk of resulting in a material adjustment to the carrying amount of relevant assets within the next financial year. A summary of these assets by CGU and a description of the key assumptions and sensitivities is included in note 11.

Goodwill is allocated to aggregated CGUs for the purpose of impairment testing. The allocation is made to those aggregated CGUs that are expected to benefit from the business combination in which the goodwill arose. Where there are changes to CGUs, goodwill is reallocated to the new CGUs and aggregation of CGUs using a relative value method.

Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

2. Acquired software – Software separately acquired for internal use is capitalised at cost. Software acquired in material business combinations is capitalised at its fair value as determined by an independent valuer. The assets are assessed for impairment triggers on an annual basis or when triggering events occur. Acquired software is amortised on a straight-line basis over its estimated useful life of between three and eight years.

3. Internally developed software – Internal and external costs incurred during the preliminary stage of developing computer software for internal use are expensed as incurred. Internal and external costs incurred to develop computer software for internal use during the application development stage are capitalised if the Group expects economic benefits from the development. Capitalisation in the application development stage begins once the Group can reliably measure the expenditure attributable to the software development and has demonstrated its intention to complete and use the software. Internally developed software is amortised on a straight-line basis over its estimated useful life of between three and ten years. The assets are assessed for impairment triggers on an annual basis or when triggering events occur.

4. Acquired intangible assets – Acquired intangible assets include customer lists, contracts and relationships, trademarks and brands, publishing rights, content, technology and software rights. These assets are capitalised on acquisition at cost and included in intangible assets. Intangible assets acquired in material business combinations are capitalised at their fair value as determined by an independent valuer. The valuation of these assets are a key source of estimation uncertainty. Intangible assets are amortised over their estimated useful lives of between two and 20 years, using an amortisation method that reflects the pattern of their consumption. The assets are assessed for impairment triggers on an annual basis or when triggering events occur.

5. Product development assets – Product development assets represent direct costs incurred in the development of educational programmes and titles prior to their publication. These costs are recognised as current intangible assets where the title will generate probable future economic benefits and costs can be measured reliably.

Product development assets relating to content are amortised upon publication of the title over estimated economic lives of seven years or less, being an estimate of the expected operating lifecycle of the title, with a higher proportion of the amortisation taken in the earlier years. Product development assets relating to product platforms are amortised over 10 years or less, being an estimate of the expected useful life.

The assessment of the useful economic life and the recoverability of product development assets involves judgement and is based on historical trends and management estimation of future potential sales.

Product development assets are assessed for impairment triggers on an annual basis or when triggering events occur. The carrying amount of product development assets is set out in note 20.

The investment in product development assets has been disclosed as part of net cash generated from operating activities in the cash flow statement (see note 33).

Other financial assets

Other financial assets are non-derivative financial assets classified and measured at estimated fair value.

Marketable securities and cash deposits with maturities of greater than three months are classified and subsequently measured at fair value through profit and loss (FVTPL). They are remeasured at each balance sheet date by using market data and the use of established valuation techniques. Any movement in the fair value is immediately recognised in finance income or finance costs in the income statement.

Investments in the equity instruments of other entities are classified and subsequently measured at fair value through other comprehensive income (FVOCI). Changes in fair value are recorded in equity in the fair value reserve via other comprehensive income. On subsequent disposal of the asset, the net fair value gains or losses are reclassified from the fair value reserve to retained earnings. Any dividends received from equity investments classified as FVOCI are recognised in the income statement unless they represent a return of capital.

Investments in funds which have a limited life are classified and subsequently measured at fair value through profit and loss (FVTPL). Changes in fair value are included within net finance costs within the income statement and excluded from adjusted earnings.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined using the weighted average method or an approximation thereof, such as the first in first out (FIFO) method. The cost of finished goods and work in progress comprises raw materials, direct labour, other direct costs and related production overheads. Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs necessary to make the sale. Provisions are made for slow-moving and obsolete stock.

Notes to the consolidated financial statements *continued*

1a. Accounting policies continued

Royalty advances

Advances of royalties to authors are included within trade and other receivables when the advance is paid less any provision required to adjust the advance to its net realisable value. The realisable value of royalty advances relies on a degree of management estimation in determining the profitability of individual author contracts. If the estimated realisable value of author contracts is overstated, this will have an adverse effect on operating profits as these excess amounts will be written off.

The recoverability of royalty advances is based upon an annual detailed management review of the age of the advance, the future sales projections for new authors and prior sales history of repeat authors.

The royalty advance is expensed at the contracted or effective royalty rate as the related revenues are earned. Royalty advances which will be consumed within one year are held in current assets. Royalty advances which will be consumed after one year are held in non-current assets.

Cash and cash equivalents

Cash and cash equivalents in the cash flow statement include cash in hand, deposits held on call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are included in borrowings in current liabilities in the balance sheet.

Short-term deposits and marketable securities with maturities of greater than three months do not qualify as cash and cash equivalents and are reported as financial assets. Movements on these financial assets are classified as cash flows from financing activities in the cash flow statement where these amounts are used to offset the borrowings of the Group or as cash flows from investing activities where these amounts are held to generate an investment return.

Share capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Where any Group company purchases the company's equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs, net of income taxes, is deducted from equity attributable to the company's equity holders until the shares are cancelled, reissued or disposed of. Where such shares are subsequently sold or reissued, any consideration received, net of any directly attributable transaction costs and the related income tax effects, is included in equity attributable to the company's equity holders.

Ordinary shares purchased under a buyback programme are cancelled and the nominal value of the shares is transferred to a capital redemption reserve.

Borrowings

Borrowings are recognised initially at fair value, which is proceeds received net of transaction costs incurred. Borrowings are subsequently stated at amortised cost with any difference between the proceeds (net of transaction costs) and the redemption value being recognised in the income statement over the period of the borrowings using the effective interest method. Accrued interest is included as part of borrowings.

Where a debt instrument is in a fair value hedging relationship, an adjustment is made to its carrying value in the income statement to reflect the hedged risk.

Where a debt instrument is in a net investment hedge relationship, gains and losses on the effective portion of the hedge are recognised in other comprehensive income.

Derivative financial instruments

Derivatives are recognised at fair value and remeasured at each balance sheet date. The fair value of derivatives is determined by using market data and the use of established estimation techniques such as discounted cash flow and option valuation models.

For derivatives in a hedge relationship, the currency basis spread is excluded from the designation as a hedging instrument.

Changes in the fair value of derivatives are recognised immediately in finance income or costs. However, derivatives relating to borrowings and certain foreign exchange contracts are designated as part of a hedging transaction.

The accounting treatment is summarised as follows:

Typical reason for designation	Reporting of gains and losses on effective portion of the hedge	Reporting of gains and losses on disposal
Net investment hedge		
The derivative creates a foreign currency liability which is used to hedge changes in the value of a subsidiary which transacts in that currency.	Recognised in other comprehensive income.	On the disposal of foreign operations or subsidiaries, the accumulated value of gains and losses reported in other comprehensive income is transferred to the income statement.
Fair value hedges		
The derivative transforms the interest profile on debt from fixed rate to floating rate. Changes in the value of the debt as a result of changes in interest rates and foreign exchange rates are offset by equal and opposite changes in the value of the derivative. When the Group's debt is swapped to floating rates, the contracts used are designated as fair value hedges.	Gains and losses on the derivative are reported in finance income or finance costs. However, an equal and opposite change is made to the carrying value of the debt (a 'fair value adjustment') with the benefit/cost reported in finance income or finance costs. The net result should be a zero charge on a perfectly effective hedge.	If the debt and derivative are disposed of, the value of the derivative and the debt (including the fair value adjustment) are reset to zero. Any resultant gain or loss is recognised in finance income or finance costs.
Non-hedge accounted contracts		
These are not designated as hedging instruments. Typically, these are short-term contracts to convert debt back to fixed rates or foreign exchange contracts where a natural offset exists.	Recognised in the income statement. No hedge accounting applies.	

Taxation

Current tax is recognised at the amounts expected to be paid or recovered under the tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

Deferred income tax is provided, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts. Deferred income tax is determined using tax rates and laws that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realised or the deferred income tax liability is settled.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided in respect of the undistributed earnings of subsidiaries, associates and joint ventures other than where it is intended that those undistributed earnings will not be remitted in the foreseeable future.

Current and deferred tax are recognised in the income statement, except when the tax relates to items charged or credited directly to equity or other comprehensive income, in which case the tax is also recognised in equity or other comprehensive income.

The Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the estimates in relation to the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises tax provisions when it is considered probable that there will be a future outflow of funds to a tax authority. The provisions are based on management's best judgement of the application of tax legislation and best estimates of future settlement amounts (see note 7). Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Deferred tax assets and liabilities require management judgement and estimation in determining the amounts to be recognised. In particular, when assessing the extent to which deferred tax assets should be recognised, significant judgement is used when considering the timing of the recognition and estimation is used to determine the level of future taxable income together with any future tax planning strategies (see note 13).

Employee benefits

1. Pensions – The retirement benefit asset and obligation recognised in the balance sheet represent the net of the present value of the defined benefit obligation and the fair value of plan assets at the balance sheet date. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting estimated future cash flows using yields on high-quality corporate bonds which have terms to maturity approximating the terms of the related liability.

When the calculation results in a potential asset, the recognition of that asset is limited to the asset ceiling – that is the present value of any economic benefits available in the form of refunds from the plan or a reduction in future contributions. Management uses judgement to determine the level of refunds available from the plan in recognising an asset.

The determination of the pension cost and defined benefit obligation of the Group's defined benefit pension schemes depends on the selection of certain assumptions, which include the discount rate, inflation rate, salary growth and longevity (see note 25).

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise. The service cost, representing benefits accruing over the year, is included in the income statement as an operating cost. Net interest is calculated by applying the discount rate to the net defined benefit obligation and is presented as finance costs or finance income.

Obligations for contributions to defined contribution pension plans are recognised as an operating expense in the income statement as incurred.

2. Other post-retirement obligations – The expected costs of post-retirement medical and life assurance benefits are accrued over the period of employment, using a similar accounting methodology as for defined benefit pension obligations. The liabilities and costs relating to significant other post-retirement obligations are assessed annually by independent qualified actuaries.

3. Share-based payments – The fair value of options or shares granted under the Group's share and option plans is recognised as an employee expense after taking into account the Group's best estimate of the number of awards expected to vest. Fair value is measured at the date of grant and is spread over the vesting period of the option or share. The fair value of the options granted is measured using an option model that is most appropriate to the award. The fair value of shares awarded is measured using the share price at the date of grant unless another method is more appropriate. Any proceeds received are credited to share capital and share premium when the options are exercised.

Provisions

Provisions are recognised if the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are discounted to present value where the effect is material.

Revenue recognition

The Group's revenue streams are courseware, assessments and services. Courseware includes curriculum materials provided in book form and/or via access to digital content. Assessments includes test development, processing and scoring services provided to governments, educational institutions, corporations and professional bodies. Services includes the operation of schools, colleges and universities, as well as the provision of online learning services in partnership with universities and other academic institutions.

Revenue is recognised in order to depict the transfer of control of promised goods and services to customers in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods and services. This process begins with the identification of our contract with a customer, which is generally through a master services agreement, customer purchase order, or a combination thereof. Within each contract, judgement is applied to determine the extent to which activities within the contract represent distinct performance obligations to be delivered and the total amount of transaction price to which we expect to be entitled.

Financial statements

Notes to the consolidated financial statements *continued*

1a. Accounting policies continued

The transaction price determined is net of sales taxes, rebates and discounts, and after eliminating sales within the Group. Where a contract contains multiple performance obligations such as the provision of supplementary materials or online access with textbooks, revenue is allocated on the basis of relative standalone selling prices. Where a contract contains variable consideration, significant estimation is required to determine the amount to which the Group is expected to be entitled.

Revenue is recognised on contracts with customers when or as performance obligations are satisfied, which is the period or the point in time where control of goods or services transfers to the customer. Judgement is applied to determine first whether control passes over time and if not, then the point in time at which control passes. Where revenue is recognised over time, judgement is used to determine the method which best depicts the transfer of control. Where an input method is used, significant estimation is required to determine the progress towards delivering the performance obligation.

Revenue from the sale of books is recognised net of a provision for anticipated returns. This provision is based primarily on historical return rates, customer buying patterns and retailer behaviours including stock levels (see note 24). If these estimates do not reflect actual returns in future periods then revenues could be understated or overstated for a particular period. When the provision for returns is remeasured at each reporting date to reflect changes in estimates, a corresponding adjustment is also recorded to revenue.

The Group may enter into contracts with another party in addition to our customer. In making the determination as to whether revenue should be recognised on a gross or net basis, the contract with the customer is analysed to understand which party controls the relevant good or service prior to transferring to the customer. This judgement is informed by facts and circumstances of the contract in determining whether the Group has promised to provide the specified good or service or whether the Group is arranging for the transfer of the specified good or service, including which party is responsible for fulfilment, has discretion to set the price to the customer and is responsible for inventory risk. On certain contracts, where the Group acts as an agent, only commissions and fees receivable for services rendered are recognised as revenue. Any third-party costs incurred on behalf of the principal that are rechargeable under the contractual arrangement are not included in revenue.

Income from recharges of freight and other activities which are incidental to the normal revenue-generating activities is included in other income.

Additional details on the Group's revenue streams are also included in note 3.

Leases

The Group as a lessee

The Group assesses whether a contract is or contains a lease at the inception of the contract. A contract is, or contains a lease, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Group recognises a right-of-use asset and a lease liability at the lease commencement date with respect to all lease arrangements except for short-term leases (leases with a lease term of 12 months or less) and leases of low-value assets. For these leases, the lease payments are recognised as an operating expense on a straight-line basis over the term of the lease.

The right-of-use asset is initially measured at cost, comprising the initial amount of the lease liability plus any initial direct costs incurred and an estimate of costs to restore the underlying asset, less any lease incentives received. The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the asset or the end of the lease term. The Group applies IAS 36 to determine whether a right-of-use asset is impaired. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the incremental borrowing rate. The lease liability is measured at amortised cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or a rate or a change in the Group's assessment of whether it will exercise an extension or termination option. When the lease liability is remeasured, a corresponding adjustment is made to the right-of-use asset.

Management uses judgement to determine the lease term where extension and termination options are available within the lease.

The Group as a lessor

When the Group is an intermediate lessor, the head lease and sublease are accounted for as two separate contracts. The head lease is accounted for as per the lessee policy above. The sublease is classified as a finance lease or operating lease by reference to the right-of-use asset arising from the head lease. Where the lease transfers substantially all the risks and rewards of ownership to the lessee, the contract is classified as a finance lease; all other leases are classified as operating leases. Rental income from operating leases is recognised on a straight-line basis over the term of the relevant lease. Amounts due from lessees under finance subleases are recognised as receivables at the amount of the Group's net investment in the leases discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the discount rate used in the head lease.

Dividends

Final dividends are recorded in the Group's financial statements in the period in which they are approved by the company's shareholders. Interim dividends are recorded when paid.

Discontinued operations

A discontinued operation is a component of the Group's business that represents a separate major line of business or geographical area of operations that has been disposed of or meets the criteria to be classified as held for sale.

When applicable, discontinued operations are presented in the income statement as a separate line and are shown net of tax.

Assets and liabilities held for sale

Assets and liabilities are classified as held for sale and stated at the lower of carrying amount and fair value less costs to sell if it is highly probable that the carrying amount will be recovered principally through a sale transaction rather than through continuing use. No depreciation is charged in respect of non-current assets classified as held for sale. Amounts relating to non-current assets and liabilities held for sale are classified as discontinued operations in the income statement where appropriate.

Trade receivables

Trade receivables are stated at fair value after provision for bad and doubtful debts. Provisions for bad and doubtful debts are based on the expected credit loss model. The 'simplified approach' is used with the expected loss allowance measured at an amount equal to the lifetime expected credit losses. A provision for anticipated future sales returns is included within trade and other liabilities (also see Revenue recognition policy).

1b. Comparative period revisions

In 2022, the Group identified an error related to the classification of certain investments in unlisted securities. Investments that should have been accounted for at fair value through profit and loss were previously accounted for at fair value through other comprehensive income. The investments are held at fair value within other financial assets on the balance sheet. Having assessed both the quantitative and qualitative factors, the Group has determined that the error did not have a material impact on its previously issued consolidated financial statements. However, the comparative financial statement line items have been corrected to reflect the change in accounting treatment. The fair value movements are now recorded within finance income, rather than within other comprehensive income. All impacted primary statements and related notes have been restated.

For the year ended 31 December 2021, the revision has resulted in an increase in finance income and a corresponding increase in profit before tax of £20m, a reduction in the income tax benefit of £2m, an increase in profit for the year and profit for the year attributable to equity holders of the company of £18m, a decrease in the fair value gain on other financial assets through other comprehensive income of £20m with an increase in the attributable tax of £2m, resulting in a decrease in other comprehensive income for the year of £18m, and no change in total comprehensive income for the year, all as compared to amounts previously reported.

For the year ended 31 December 2020, the revision has resulted in an increase in finance income and a corresponding increase in profit before tax of £26m, an increase in income tax expense of £6m, an increase in profit for the year and profit for the year attributable to equity holders of the company of £20m, a decrease in the fair value gain on other financial assets through other comprehensive income of £26m with an increase in the attributable tax of £6m, resulting in a decrease in other comprehensive income for the year of £20m, and no change in total comprehensive income for the year, all as compared to amounts previously reported.

The impact on both basic and diluted earnings per share attributable to equity holders of the company is an increase of 2.4p for 2021 and 2.7p for 2020.

The restatement had no balance sheet impact except within equity. Opening retained earnings as at 1 January 2020 have increased by £31m and closing retained earnings as at 31 December 2020 have increased by £57m and an equivalent decrease has been recorded to the opening and closing fair value reserve. Closing retained earnings at 31 December 2021 has increased by £37m and an equivalent decrease has been recorded to the closing fair value reserve. The restatement has no impact on the carrying amount of other financial assets in the balance sheet and has no impact on reported net assets, cash flows or total equity. Accordingly, an additional balance sheet as at 1 January 2020 has not been presented.

The fair value movements now presented in the income statements are excluded from adjusted measures as described in note 8, as a result there is no impact to any adjusted measures.

1c. Going concern

In assessing the Group's ability to continue as a going concern for the period to 30 June 2024, the Board reviewed management's four-year plan, which was used as the base case. The review included available liquidity throughout the period and headroom against the Group's two main covenants, which require net debt to EBITDA to be a maximum of four times and interest cover to be at least three times.

 At 31 December 2022, the Group had available liquidity of £1.4bn, comprising central cash balances and its undrawn $1.19bn Revolving Credit Facility (RCF). In February 2023, the maximum RCF facility size was reduced to $1bn and the model used reflects this change. Significant liquidity and covenant headroom was observed throughout the assessment period in this base model.

A severe but plausible scenario was analysed, where the Group is impacted by all principal risks in both 2023 and 2024, adjusted for probability weighting as well as other significant risks. For this and other downside scenarios tested, the acquisition of PDRI is assumed to be completed and a further capital allocation outflow of £350m is modelled. In the severe but plausible scenario, adjusted operating profit is reduced by around 30%, with a similar impact on operating cashflow. Significant liquidity and covenant headroom was observed throughout the assessment period even before any mitigation actions which management would take if these downside risks were to crystalise.

A reverse stress test was performed to identify the reduction in profit required to cease to be a going concern at or before 30 June 2024. This was achieved in the model through a covenant breach in June 2024 triggering repayment of the Group's debts. The model showed that operating losses were required, with profits reduced by around £750m per year in both 2023 and 2024. This significantly exceeded the severe but plausible downside scenario. The Directors consider this reverse stress test scenario to be implausible.

The Directors have confirmed that there are no material uncertainties that cast doubt on the Group's going concern status and that they have a reasonable expectation that the Group has adequate resources to continue in operational existence beyond 30 June 2024. The consolidated financial statements have therefore been prepared on a going concern basis.

1d. Climate change

The Group has assessed the impacts of climate change on the Group's financial statements , including our commitment to achieving net zero by 2030, and the actions the Group intends to take to achieve those targets. The assessment did not identify any material impact on the Group's significant judgements or estimates at 31 December 2022, or the assessment of going concern for the period to June 2024 and the Group's viability over the next four years. Specifically, we have considered the following areas:

— The physical and transition risks associated with climate change; and

— The actions the Group is taking to meet its carbon reduction and net zero targets.

As a result, the Group has assessed the impacts of climate change on the financial statements, and in particular, on the following areas:

— The impact on the Group's future cash flows, and the resulting impact that such adjustments to our future cash flows would have on the outcome of the annual impairment testing of our goodwill balances (see note 11 for further details), the recognition of deferred tax assets and our assessment of going concern;

— The carrying value of the Group's assets, in particular the recoverable amounts of inventories, product development assets, intangible assets and property, plant and equipment; and

— Any changes to our estimates of the useful economic lives of product development assets, intangible assets and property, plant and equipment.

Financial statements

Notes to the consolidated financial statements *continued*

2. Segment information

On 8 March 2021, the Group announced a new strategy, which included a new management structure and operating model. As a result, the primary operating segments reported to the Group's chief operating decision-maker, the Pearson Executive Management team, changed from 1 July 2021 to reflect the new Group structure. There are five main global business divisions, which are each considered separate operating segments for management and reporting purposes. These five divisions are Assessment & Qualifications, Virtual Learning, English Language Learning, Higher Education and Workforce Skills. In addition, the International Courseware local publishing businesses, which were under strategic review, were being managed as a separate division, known as Strategic Review. In 2022, some of the businesses from the Strategic Review division have been disposed of (see note 31) and the decision was made to retain the English-speaking Canadian and Australian K12 courseware businesses. Both of these businesses have been transferred from the Strategic Review division to the Assessment & Qualifications division to reflect changes to the management and reporting structure. Comparative figures for 2021 and 2020 have been restated to reflect the move between segments, resulting in £34m of sales being transferred from the Strategic Review division to the Assessment & Qualifications division in 2021 and £36m in 2020. The Group has separately disclosed the results from the Penguin Random House associate to the point of disposal in April 2020.

The following describes the principal activities of the five main operating segments:

— Assessment & Qualifications – Pearson VUE, US Student Assessment, Clinical Assessment, UK GCSE and A Levels and International academic qualifications and associated courseware including the English-speaking Canadian and Australian K-12 businesses;

— Virtual Learning – Virtual Schools and Online Program Management;

— English Language Learning – Pearson Test of English, Institutional Courseware and English Online Solutions;

— Workforce Skills – BTEC, GED, TalentLens, Faethm, Credly, Pearson College and Apprenticeships; and

— Higher Education – US, Canadian and International Higher Education Courseware businesses.

For more detail on the services and products included in each operating segment, refer to the strategic report.

All figures in £ millions	Notes	Assessment & Qualifications	Virtual Learning	English Language Learning	Workforce Skills	Higher Education	Strategic Review	Penguin Random House	2022 Group
Sales	3	**1,444**	**820**	**321**	**204**	**898**	**154**	**–**	**3,841**
Adjusted operating profit		258	70	25	(3)	91	15	–	456
Cost of major restructuring		(39)	(29)	(11)	(7)	(63)	(1)	–	(150)
Intangible charges		(14)	(21)	(6)	(12)	(3)	–	–	(56)
UK Pension discretionary increases		(1)	(1)	–	–	(1)	–	–	(3)
Other net gains and losses		(2)	(2)	(11)	–	–	39	–	24
Operating profit/(loss)		**202**	**17**	**(3)**	**(22)**	**24**	**53**	**–**	**271**
Finance costs	6								(71)
Finance income	6								123
Profit before tax									**323**
Income tax	7								(79)
Profit for the year									**244**
Other segment items									
Share of results of joint ventures and associates	12	–	(2)	4	(1)	–	–	–	1
Depreciation and impairment	10	63	31	7	6	26	3	–	136
Amortisation and impairment	11, 20	139	77	44	27	175	20	–	482

All figures in £ millions	Notes	Assessment & Qualifications	Virtual Learning	English Language Learning	Workforce Skills	Higher Education	Strategic Review	Penguin Random House	2021 Group[1]
Sales	3	1,238	713	238	172	849	218	–	3,428
Adjusted operating profit		219	32	15	27	73	19	–	385
Cost of major restructuring		(48)	(48)	(27)	(28)	(63)	–	–	(214)
Intangible charges		(13)	(25)	(3)	(7)	(2)	(1)	–	(51)
Other net gains and losses		–	–	–	(2)	–	65	–	63
Operating profit/(loss)		158	(41)	(15)	(10)	8	83	–	183
Finance costs	6								(68)
Finance income	6								62
Profit before tax									177
Income tax	7								1
Profit for the year									178
Other segment items									
Share of results of joint ventures and associates	12	–	(1)	3	(1)	–	–	–	1
Depreciation and impairment	10	92	48	14	9	63	15	–	241
Amortisation and impairment	11, 20	134	67	34	25	165	21	–	446

1. Comparative balances have been restated to reflect the move between operating segments.

All figures in £ millions	Notes	Assessment & Qualifications	Virtual Learning	English Language Learning	Workforce Skills	Higher Education	Strategic Review	Penguin Random House	2020 Group[1]
Sales	3	1,118	692	218	163	956	250	–	3,397
Adjusted operating profit		147	29	1	26	93	16	1	313
Cost of major restructuring		–	–	–	–	–	–	–	–
Intangible charges		(29)	(30)	(7)	(8)	(3)	(3)	–	(80)
Other net gains and losses		–	–	–	–	–	(2)	180	178
Operating profit/(loss)		118	(1)	(6)	18	90	11	181	411
Finance costs	6								(107)
Finance income	6								76
Profit before tax									380
Income tax	7								(50)
Profit for the year									330
Other segment items									
Share of results of joint ventures and associates		–	–	4	–	–	–	1	5
Depreciation and impairment		53	21	7	5	28	11	–	125
Amortisation and impairment		154	64	34	24	167	29	–	472

1. Comparative balances have been restated to reflect the move between operating segments.

Financial statements

Notes to the consolidated financial statements *continued*

2. Segment information continued

There were no material inter-segment sales in either 2022, 2021 or 2020.

Corporate costs are allocated to business segments on an appropriate basis depending on the nature of the cost and therefore the total segment result is equal to the Group operating profit.

For additional detailed information on the calculation of adjusted operating profit as shown in the above tables, see pages 215-219 (Financial key performance indicators).

Adjusted operating profit is shown in the above tables as it is the key financial measure used by management to evaluate the performance of the Group. The measure also enables investors to more easily, and consistently, track the underlying operational performance of the Group and its business segments over time by separating out those items of income and expenditure relating to acquisition and disposal transactions, major restructuring programmes and certain other items that are also not representative of underlying performance, which are explained below and reconciled in note 8.

Cost of major restructuring – In August 2022, the Group announced a major restructuring programme to run in 2022. The programme includes efficiencies in product and content, support costs, technology and corporate property. The restructuring costs in 2022 of £150m mainly relate to staff redundancies and impairment of right-of-use property assets. In 2021, restructuring costs of £214m mainly related to the impairment of right-of-use property assets, the write-down of product development assets and staff redundancies. The 2022 charge includes the impact of updated assumptions related to the recoverability of right-of-use assets made in 2021. The costs of these restructuring programmes are significant enough to exclude from the adjusted operating profit measure so as to better highlight the underlying performance (see note 4). There was no major restructuring in 2020.

Intangible charges – These represent charges relating to intangibles acquired through business combinations. These charges are excluded as they reflect past acquisition activity and do not necessarily reflect the current year performance of the Group.

Intangible amortisation charges in 2022 were £56m compared to a charge of £51m in 2021. This is due to increased amortisation from recent acquisitions which is partially offset by a reduction in amortisation from intangible assets at the end of their useful life and recent disposals. In 2022 and 2021, intangible charges included no impairment charges. In 2020, intangible charges were £80m including impairment charges of £12m.

Other net gains and losses – These represent profits and losses on the sale of subsidiaries, joint ventures, associates and other financial assets and are excluded from adjusted operating profit as they distort the performance of the Group as reported on a statutory basis. Other net gains and losses also includes costs related to business closures and acquisitions. Other net gains and losses in 2022 relate to the gains on the disposal of our international courseware local publishing businesses in Europe, French-speaking Canada and Hong Kong and a gain arising on a decrease in the deferred consideration payable on prior year acquisitions, offset by a loss on disposal of our international courseware local publishing businesses in South Africa due to recycling of currency translation adjustments and costs related to disposals and acquisitions. Other net gains and losses in 2021 largely related to the disposal of PIHE and the disposal of the K12 Sistemas business in Brazil offset by costs related to the acquisition of Faethm and the wind down of certain strategic review businesses. In 2020, they largely relate to the sale of the remaining interest in Penguin Random House (£180m gain).

UK pension discretionary increases - Charges in 2022 relate to one-off pension increases awarded to certain cohorts of pensioners in response to the cost of living crisis.

Adjusted operating profit should not be regarded as a complete picture of the Group's financial performance. For example, adjusted operating profit includes the benefits of major restructuring programmes but excludes the significant associated costs, and adjusted operating profit excludes costs related to acquisitions, and the amortisation of intangibles acquired in business combinations, but does not exclude the associated revenues. The Group's definition of adjusted operating profit may not be comparable to other similarly titled measures reported by other companies.

The Group operates in the following main geographic areas:

	Sales			Non-current assets	
All figures in £ millions	2022	2021	2020	2022	2021
UK	424	355	319	527	578
Other European countries	192	249	216	192	122
US	2,668	2,182	2,335	2,333	2,034
Canada	110	111	91	243	217
Asia Pacific	290	359	251	200	190
Other countries	157	172	185	17	18
Total	**3,841**	3,428	3,397	**3,512**	3,159

Sales are allocated based on the country in which the customer is located. This does not differ materially from the location where the order is received. The geographical split of non-current assets is based on the subsidiary's country of domicile. This is not materially different to the location of the assets. Non-current assets comprise investment property, property, plant and equipment, intangible assets and investments in joint ventures and associates.

3. Revenue from contracts with customers

The following tables analyse the Group's revenue streams. Courseware includes curriculum materials provided in book form and/or via access to digital content. Assessments includes integrated test development, processing and scoring services provided to governments, educational institutions, corporations and professional bodies. Services includes the operation of schools, colleges and universities, including sistemas in Brazil, until disposed, as well as the provision of online learning services in partnership with universities and other academic institutions. Comparative figures for 2021 and 2020 have been restated to reflect the move between segments.

The Group derived revenue from the transfer of goods and services over time and at a point in time in the following major product lines:

							2022
All figures in £ millions	Assessment & Qualifications	Virtual Learning	English Language Learning	Workforce Skills	Higher Education	Strategic Review	Total
Courseware							
Products transferred at a point in time	64	–	110	2	302	148	626
Products and services transferred over time	21	–	25	–	588	6	640
	85	–	135	2	890	154	1,266
Assessments							
Products transferred at a point in time	169	–	5	14	–	–	188
Products and services transferred over time	1,190	–	138	142	–	–	1,470
	1,359	–	143	156	–	–	1,658
Services							
Products transferred at a point in time	–	–	29	–	–	–	29
Products and services transferred over time	–	820	14	46	8	–	888
	–	820	43	46	8	–	917
Total	**1,444**	**820**	**321**	**204**	**898**	**154**	**3,841**

							2021
All figures in £ millions	Assessment & Qualifications	Virtual Learning	English Language Learning	Workforce Skills	Higher Education	Strategic Review	Total
Courseware							
Products transferred at a point in time	62	–	109	–	283	180	634
Products and services transferred over time	30	–	26	–	558	17	631
	92	–	135	–	841	197	1,265
Assessments							
Products transferred at a point in time	173	–	6	16	–	–	195
Products and services transferred over time	973	–	72	119	–	–	1,164
	1,146	–	78	135	–	–	1,359
Services							
Products transferred at a point in time	–	–	22	–	–	14	36
Products and services transferred over time	–	713	3	37	8	7	768
	–	713	25	37	8	21	804
Total	1,238	713	238	172	849	218	3,428

Financial statements

Notes to the consolidated financial statements *continued*

3. Revenue from contracts with customers continued

							2020
All figures in £ millions	Assessment & Qualifications	Virtual Learning	English Language Learning	Workforce Skills	Higher Education	Strategic Review	Total
Courseware							
Products transferred at a point in time	66	–	106	–	313	185	670
Products and services transferred over time	27	–	24	–	630	15	696
	93	–	130	–	943	200	1,366
Assessments							
Products transferred at a point in time	138	–	3	7	–	–	148
Products and services transferred over time	887	–	61	123	–	–	1,071
	1,025	–	64	130	–	–	1,219
Services							
Products transferred at a point in time	–	–	22	–	–	22	44
Products and services transferred over time	–	692	2	33	13	28	768
	–	692	24	33	13	50	812
Total	1,118	692	218	163	956	250	3,397

a. Nature of goods and services

The following is a description of the nature of the Group's performance obligations within contracts with customers broken down by revenue stream, along with significant judgements and estimates made within each of those revenue streams.

Courseware

> **KE Key areas of estimation**
>
> The level of provisions required for anticipated returns is estimated based on historical experience, customer buying patterns and retailer behaviours including stock levels.

Revenue is generated from customers through the sales of print and digital courseware materials to schools, bookstores and direct to individual learners. Goods and services may be sold separately or purchased together in bundled packages. The goods and services included in bundled arrangements are considered distinct performance obligations, except for where Pearson provides both a licence of intellectual property and an ongoing hosting service. As the licence of intellectual property is only available with the concurrent hosting service, the licence is not treated as a distinct performance obligation separate from the hosting service.

The transaction price is allocated between distinct performance obligations on the basis of their relative standalone selling prices.

In determining the transaction price, variable consideration exists in the form of discounts and anticipated returns. Discounts reduce the transaction price on a given transaction. A provision for anticipated returns is made based primarily on historical return rates, customer buying patterns and retailer behaviours including stock levels (see note 24). If these estimates do not reflect actual returns in future periods then revenues could be understated or overstated for a particular period. Variable consideration as described above is determined using the expected value approach. The sales return liability at the end of 2022 was £53m (2021: £83m; 2020: £86m). This represents 8% of courseware sales transferred at a point in time.

While payment for these goods and services generally occurs at the start of these arrangements, the length of time between payment and delivery of the performance obligations is generally short-term in nature or the reason for early payment relates to reasons other than financing, including customers securing a vendor in a longer-term arrangement or the transfer of goods or services is at the discretion of the customer. For these reasons and the use of the practical expedient on short-term financing, significant financing components are not recognised within Courseware transactions.

Revenue from the sale of physical books is recognised at a point in time when control passes. This is generally at the point of shipment when title passes to the customer, when the Group has a present right to payment and the significant risks and rewards of ownership have passed to the customer. Revenue from physical books sold through the direct print rental method is recognised over the rental period, as the customer is simultaneously receiving and consuming the benefits of this rental service through the passage of time.

Revenue from the sale of digital courseware products is recognised on a straight-line basis over the subscription period, unless hosted by a third-party or representative of a downloadable product, in which case Pearson has no ongoing obligation and recognises revenue when control transfers as the customer is granted access to the digital product.

Revenue from the sale of 'off-the-shelf' software is recognised on delivery or on installation of the software where that is a condition of the contract. In certain circumstances, where installation is complex, revenue is recognised when the customer has completed their acceptance procedures.

Assessments

Revenue is primarily generated from multi-year contractual arrangements related to large-scale assessment delivery, such as contracts to process qualifying tests for individual professions and government departments, and is recognised as performance occurs. Under these arrangements, while the agreement spans multiple years, the contract duration has been determined to be each testing cycle based on contract structure, including clauses regarding termination.

While in some cases the customer may have the ability to terminate during the term for convenience, significant financial or qualitative barriers exist limiting the potential for such terminations in the middle of a testing cycle.

Within each testing cycle, a variety of service activities are performed such as test administration, delivery, scoring, reporting, item development, operational services and programme management. These services are not treated as distinct in the context of the customer contract as Pearson provides an integrated managed service offering and these activities are accounted for together as one comprehensive performance obligation.

Within each testing cycle, the transaction price may contain both fixed and variable amounts. Variable consideration within these transactions primarily relates to expected testing volumes to be delivered in the cycle. The assumptions, risks and uncertainties inherent to long-term contract accounting can affect the amounts and timing of revenue and related expenses reported. Variable consideration is measured using the expected value method, except where amounts are contingent upon a future event's occurrence, such as performance bonuses. Such event-driven contingency payments are measured using the most likely amount approach. In estimating and constraining variable consideration, historical experience, current trends and local market conditions are considered. To the extent that a higher degree of uncertainty exists regarding variable consideration, these amounts are excluded from the transaction price and recognised when the uncertainty is reasonably removed.

Customer payments are generally defined in the contract through a payment schedule, which may require customer acceptance for services rendered. Pearson has a history of providing satisfactory services which are accepted by the customer. While a delay between rendering of services and payment may exist, payment terms are within 12 months and the Group has elected to use the practical expedient available in IFRS 15 'Revenue from Contracts with Customers' and not identify a significant financing component on these transactions.

Revenue is recognised for Assessment contracts over time as the customer is benefiting as performance takes place through a continuous transfer of control to the customer. This continuous transfer of control to the customer is supported by clauses in the contracts which may allow the customer to terminate for convenience, compensate us for work performed to date, and take possession of work in process.

As control transfers over time, revenue is recognised based on the extent of progress towards completion of the performance obligation. The selection of the method to measure progress towards completion requires judgement and is based on the nature of the services provided. Revenue is recognised on a percentage of costs basis, calculated using the proportion of the total estimated costs incurred to date. From 2021, the proportion of estimated costs incurred to date was primarily based on historical cost analysis for similar groups of contracts, with regular true-ups to contract costs throughout the contract period. Previously, the proportion of estimated costs incurred to date was based on individual contract analysis. The change in input methodology did not result in a material impact on revenue recognition. Percentage of completion is used to recognise the transfer of control of services provided as these services are not provided evenly throughout the testing cycle and involve varying degrees of effort during the contract term.

Losses on contracts are recognised in the period in which the loss first becomes foreseeable. Contract losses are determined to be the amount by which estimated total costs of the contract exceed the estimated total revenues that will be generated.

In Assessments contracts driven primarily by transactions directly to end users, Pearson's main obligation to the customer involves test delivery and scoring. Test delivery and scoring are defined as a single performance obligation delivered over time whether the test is subsequently manually scored or digitally scored on the day of the assessment. Customers may also purchase print and digital supplemental materials. Print products in this revenue stream are recognised at a point in time when control passes to the customer upon shipment. Recognition of digital revenue will occur based on the extent of Pearson's ongoing hosting obligation.

Financial statements

Notes to the consolidated financial statements *continued*

3. Revenue from contracts with customers continued

Services

Revenue is primarily generated from multi-year contractual arrangements related to large-scale educational service delivery to academic institutions, such as schools and higher education universities. Under these arrangements, while an agreement may span multiple years, the contract duration has been determined to be each academic period based on the structure of contracts, including clauses regarding termination. While in some cases the customer may have the ability to terminate during the term for convenience, significant financial or qualitative barriers exist limiting the potential for such terminations in the middle of an academic period. The academic period for this customer base is normally an academic year for schools and a semester for higher education universities.

Within each academic period, a variety of services are provided such as programme development, student acquisition, education technology and student support services. These services are not distinct in the context of the customer contract as Pearson provides an integrated managed service offering and these activities are accounted for together as a comprehensive performance obligation.

Where Services are provided to university customers, volume and transaction price are fixed at the start of the semester. Where Services are provided to school customers, the transaction price may contain both fixed and variable amounts which require estimation during the academic period. Estimation is required where consideration is based upon average enrolments or other metrics which are not known at the start of the academic year. Variable consideration is measured using the expected value method. Historical experience, current trends, local circumstances and customer-specific funding formulas are considered in estimating and constraining variable consideration. To the extent that a higher degree of uncertainty exists regarding variable consideration, these amounts are excluded from the transaction price and recognised when the uncertainty is reasonably removed.

Customer payments are generally defined in the contract as occurring shortly after invoicing. Where there is a longer payment term offered to a customer through a payment schedule, payment terms are within 12 months and the Group has elected to use the practical expedient available in IFRS 15 and not identify a significant financing component on these transactions.

Revenue is recognised for Service contracts over time as the customer is benefiting as performance takes place through a continuous transfer of control to the customer. This continuous transfer of control to the customer is supported by clauses in the contracts which may allow the customer to terminate for convenience, compensate for work performed to date, and take possession of work in process.

As control transfers over time, revenue is recognised based on the extent of progress towards completion of the performance obligation. The selection of the method to measure progress towards completion requires judgement and is based on the nature of the products or services provided. Within the comprehensive service obligation, the timing of services occurs relatively evenly over each academic period and, as such, time elapsed is used to recognise the transfer of control to the customer on a straight-line basis.

Losses on contracts are recognised in the period in which the loss first becomes foreseeable. Contract losses are determined to be the amount by which estimated total costs of the contract exceed the estimated total revenues that will be generated.

In cases of optional or add-on purchases, institutions may purchase physical goods priced at their standalone value, which are accounted for separately and recognised at the point in time when control passes to the customer upon shipment.

b. Disaggregation of revenue

The tables in notes 2 and 3 show revenue from contracts with customers disaggregated by operating segment, geography and revenue stream. These disaggregation categories are appropriate as they represent the key groupings used in managing and evaluating underlying performance of each of the businesses. The categories also reflect groups of similar types of transactional characteristics, among similar customers, with similar accounting conclusions.

c. Contract balances

Transactions within the Courseware revenue stream generally entail customer billings at or near the contract's inception and accordingly Courseware deferred income balances are primarily related to subscription performance obligations to be delivered over time.

Transactions within the Assessments and Services revenue streams generally entail customer billings over time based on periodic intervals, progress towards milestones or enrolment census dates. As the performance obligations within these arrangements are delivered over time, the extent of accrued income or deferred income will ultimately depend upon the difference between revenue recognised and billings to date.

Refer to note 22 for opening and closing balances of accrued income. Refer to note 24 for opening and closing balances of deferred income. Revenue recognised during the period from changes in deferred income was driven primarily by the release of revenue over time from digital subscriptions.

d. Contract costs

The Group capitalises incremental costs to obtain contracts with customers where it is expected these costs will be recoverable. Incremental costs to obtain contracts with customers are considered those which would not have been incurred if the contract had not been obtained. For the Group, these costs relate primarily to sales commissions. The Group has elected to use the practical expedient as allowable by IFRS 15 whereby such costs will be expensed as incurred where the expected amortisation period is one year or less. Where the amortisation period is greater than one year, these costs are amortised over the contract term on a systematic basis consistent with the transfer of the underlying goods and services within the contract to which these costs relate, which will generally be on a rateable basis.

The Group does not recognise any material costs to fulfil contracts with customers as these types of activities are governed by other accounting standards.

There were no deferred contract costs in 2022, 2021 or 2020.

e. Remaining transaction price

The below table depicts the remaining transaction price on unsatisfied or partially unsatisfied performance obligations from contracts with customers.

							2022
All figures in £ millions	Sales	Deferred income	Committed sales	Total remaining transaction price	2023	2024	2025 and later
Courseware							
Products transferred at a point in time	626	1	–	1	1	–	–
Products and services transferred over time	640	95	–	95	56	14	25
Assessments							
Products transferred at a point in time	188	–	–	–	–	–	–
Products and services transferred over time	1,470	262	472	734	524	206	4
Services							
Products transferred at a point in time	29	–	–	–	–	–	–
Products and services transferred over time – subscriptions	351	20	7	27	27	–	–
Products and services transferred over time – other ongoing performance obligations	537	22	225	247	247	–	–
Total	3,841	400	704	1,104	855	220	29

Notes to the consolidated financial statements *continued*

3. Revenue from contracts with customers continued

						2021	
All figures in £ millions	Sales	Deferred income	Committed sales	Total remaining transaction price	2022	2023	2024 and later
Courseware							
Products transferred at a point in time	634	1	–	1	1	–	–
Products and services transferred over time	631	93	–	93	60	11	22
Assessments							
Products transferred at a point in time	195	–	–	–	–	–	–
Products and services transferred over time	1,164	255	442	697	503	191	3
Services							
Products transferred at a point in time	36	–	–	–	–	–	–
Products and services transferred over time – subscriptions	290	13	10	23	23	–	–
Products and services transferred over time – other ongoing performance obligations	478	24	220	244	244	–	–
Total	3,428	386	672	1,058	831	202	25

						2020	
All figures in £ millions	Sales	Deferred income	Committed sales	Total remaining transaction price	2021	2022	2023 and later
Courseware							
Products transferred at a point in time	670	–	–	–	–	–	–
Products and services transferred over time	696	105	14	119	84	14	21
Assessments							
Products transferred at a point in time	148	1	–	1	1	–	–
Products and services transferred over time	1,071	217	413	630	426	203	1
Services							
Products transferred at a point in time	44	–	–	–	–	–	–
Products and services transferred over time – subscriptions	323	18	10	28	27	1	–
Products and services transferred over time – other ongoing performance obligations	445	18	195	213	213	–	–
Total	3,397	359	632	991	751	218	22

Committed sales amounts are equal to the transaction price from contracts with customers, excluding those amounts previously recognised as revenue and amounts currently recognised in deferred income. The total of committed sales and deferred income is equal to the remaining transaction price. Time bands stated above represent the expected timing of when the remaining transaction price will be recognised as revenue.

4. Operating expenses

All figures in £ millions	2022	2021	2020
By function:			
Cost of goods sold	**2,046**	1,747	1,767
Operating expenses			
Distribution costs	**61**	62	59
Selling, marketing and product development costs	**564**	521	572
Administrative and other expenses	**823**	802	816
Restructuring costs	**150**	214	–
Other income	**(49)**	(37)	(45)
Total net operating expenses	**1,549**	1,562	1,402
Other net gains and losses	**(24)**	(63)	(178)
Total	**3,571**	3,246	2,991

Other income includes freight income and sublet income. Included in administrative and other expenses are research and efficacy costs of £10m (2021: £12m; 2020: £11m). Other net gains in 2022, largely relate to the gain on the sales of certain businesses (see note 31) and a gain arising on a decrease in the deferred consideration payable on prior year acquisitions, offset by costs related to disposals and acquisitions. In 2021, other net gains and losses largely relate to the sale of interests in PIHE in South Africa and the school business in Brazil. In 2020, other net gains and losses largely relate to the sale of the remaining interest in Pearson Random House (£180m gain).

In August 2022, the Group announced a major restructuring programme to run in 2022. The programme includes efficiencies in product and content, support costs, technology and corporate property. The restructuring costs in 2022 of £150m mainly relate to severance and impairment of right-of-use property assets. In March 2021, the Group announced a major restructuring programme to run in 2021, principally comprising the reorganisation of the Group into five global business divisions and the simplification of the Group's property portfolio. The costs of these programmes have been excluded from adjusted operating profit so as to better highlight the underlying performance (see note 8). An analysis of major restructuring costs are as follows:

All figures in £ millions	2022	2021	2020
By nature:			
Product costs	**11**	19	–
Employee costs	**73**	32	–
Depreciation and impairment of non-current assets	**51**	145	–
Property and facilities	**7**	11	–
Technology and communications	**1**	3	–
Professional and outsourced services	**7**	4	–
Total restructuring – operating expenses	**150**	214	–

Financial statements

Notes to the consolidated financial statements *continued*

4. Operating expenses continued

All figures in £ millions	Notes	2022	2021	2020
By nature:				
Royalties expensed		**194**	185	191
Other product costs		**412**	353	349
Employee benefit expense	5	**1,605**	1,365	1,337
Contract labour		**73**	69	67
Employee-related expense		**52**	21	30
Promotional costs		**268**	239	233
Depreciation and impairment of property, plant and equipment and investment property	10	**136**	241	125
Amortisation and impairment of intangible assets – product development	20	**303**	279	280
Amortisation and impairment of intangible assets – software	11	**125**	117	112
Amortisation and impairment of intangible assets – other	11	**54**	50	80
Property and facilities		**102**	124	85
Technology and communications		**221**	215	216
Professional and outsourced services		**501**	477	498
Other general and administrative costs		**76**	58	71
Costs capitalised		**(478)**	(447)	(460)
Other net gains and losses		**(24)**	(63)	(178)
Other income		**(49)**	(37)	(45)
Total		**3,571**	3,246	2,991

During the year the Group obtained the following services from the Group's auditors, which changed to EY in 2022 and was PwC in 2021 and 2020:

All figures in £ millions	2022	2021	2020
The audit of parent company and consolidated financial statements	**6**	5	5
The audit of the company's subsidiaries	**1**	2	2
Total audit fees	**7**	7	7
Audit-related and other assurance services	**–**	–	–
Other non-audit services	**–**	–	–
Total other services	**–**	–	–
Total non-audit services	**–**	–	–
Total	**7**	7	7

Reconciliation between audit and non-audit service fees is shown below:

All figures in £ millions	2022	2021	2020
Group audit fees including fees for attestation under section 404 of the Sarbanes-Oxley Act	**7**	7	7
Non-audit fees	**–**	–	–
Total	**7**	7	7

Fees for attestation under section 404 of the Sarbanes-Oxley Act are allocated between fees payable for the audits of consolidated and subsidiary accounts.

5. Employee information

All figures in £ millions	Notes	2022	2021	2020
Employee benefit expense				
Wages and salaries (including termination costs)		**1,382**	1,180	1,152
Social security costs		**113**	95	96
Share-based payment costs	26	**35**	28	29
Retirement benefits – defined contribution plans	25	**46**	37	47
Retirement benefits – defined benefit plans	25	**29**	25	13
Total		**1,605**	1,365	1,337

An additional £3m of share-based payment costs (2021: £nil; 2020: £nil) in respect of remuneration for post-acquisition services for recent acquisitions is included in other net gains and losses in the income statement.

The details of the emoluments of the Directors of Pearson plc are shown in the report on Directors' remuneration.

Average number employed	2022	2021	2020
Employee numbers			
UK	**3,244**	3,395	3,304
Other European countries	**809**	878	886
US	**11,357**	11,757	11,432
Canada	**522**	593	648
Asia Pacific	**3,369**	2,738	2,812
Other countries	**1,137**	1,383	2,109
Total	**20,438**	20,744	21,191

6. Net finance costs

All figures in £ millions	Notes	2022	2021[1]	2020[1]
Interest payable on financial liabilities at amortised cost and associated derivatives		**(32)**	(30)	(31)
Interest on lease liabilities		**(25)**	(27)	(41)
Net foreign exchange losses		**–**	–	(6)
Interest on deferred and contingent consideration		**(5)**	–	–
Interest on tax provisions		**(7)**	(11)	(7)
Derivatives not in a hedge relationship		**(2)**	–	(22)
Finance costs		**(71)**	(68)	(107)
Interest receivable on financial assets at amortised cost		**18**	5	9
Interest on lease receivables		**5**	6	9
Net finance income in respect of retirement benefits	25	**9**	4	6
Fair value remeasurement of disposal proceeds		**–**	6	26
Fair value movements on investments held at fair value		**28**	20	26
Net foreign exchange gains		**1**	1	–
Interest on tax provisions		**35**	–	–
Derivatives not in a hedge relationship		**27**	20	–
Finance income		**123**	62	76
Net finance income/(costs)		**52**	(6)	(31)
Analysed as:				
Net interest payable reflected in adjusted earnings		**(1)**	(57)	(61)
Other net finance income		**53**	51	30
Net finance income/(costs)		**52**	(6)	(31)

1. Comparative balances have been restated – see Note 1b.

Net movement in the fair value of hedges is further explained in note 16. Derivatives not in a hedge relationship include fair value movements in the interest rate and cross-currency interest rate swaps. For further information on adjusted measures above, see note 8.

Notes to the consolidated financial statements *continued*

7. Income tax

All figures in £ millions	Notes	2022	2021[1]	2020[1]
Current tax				
Charge in respect of current year		(127)	(103)	(18)
Adjustments in respect of prior years		18	(12)	4
Total current tax charge		**(109)**	**(115)**	**(14)**
Deferred tax				
In respect of temporary differences		29	103	(34)
Other adjustments in respect of prior years		1	13	(2)
Total deferred tax credit/(charge)	13	**30**	**116**	**(36)**
Total tax (charge)/credit		**(79)**	**1**	**(50)**

1. Comparative balances have been restated – see Note 1b.

The adjustments in respect of prior years in 2022 is primarily due to movements in provisions for tax uncertainties, whilst in 2021 and 2020 the differences primarily arise from revising the previous year's reported tax provision to reflect the tax returns subsequently filed. This results in a change between deferred and current tax as well as an absolute benefit to the total tax charge. The tax on the Group's profit before tax differs from the theoretical amount that would arise using the UK tax rate as follows:

All figures in £ millions	2022	2021	2020
Profit before tax	323	177	380
Tax calculated at UK rate (2022: 19%; 2021: 19%; 2020: 19%)	(62)	(34)	(72)
Effect of overseas tax rates	(12)	(24)	(7)
Effect of UK rate change	3	25	(5)
Joint venture and associate income reported net of tax	–	–	1
Intra-group financing benefit	–	7	14
Net expense not subject to tax	(9)	(9)	(7)
Gains and losses on sale of businesses not subject to tax	2	4	21
Unrecognised tax losses	3	9	(21)
Benefit from changes in local tax law	–	11	–
Benefit from US accounting method changes	–	11	–
Movement in provisions for tax uncertainties - current year	(23)	–	24
Adjustments in respect of prior years - movement in provisions for tax uncertainties	13	–	–
Adjustments in respect of prior years - other	6	1	2
Total tax (charge)/credit	**(79)**	**1**	**(50)**
UK	(41)	27	23
Overseas	(38)	(26)	(73)
Total tax (charge)/credit	**(79)**	**1**	**(50)**
Tax rate reflected in earnings	**24.5%**	**(0.6)%**	**13.2%**

1. Comparative balances have been restated – see Note 1b.

<table>
<tr><td>🔷 Key judgements</td></tr>
</table>

The application of tax legislation in relation to provisions for uncertain tax positions.

<table>
<tr><td>KE Key areas of estimation</td></tr>
</table>

The level of provisions required in relation to uncertain tax positions is complex and each matter is separately assessed. The estimation of future settlement amounts is based on a number of factors including the status of the unresolved matter, clarity of legislation, range of possible outcomes and the statute of limitations.

Included in net expense not subject to tax are foreign taxes not creditable, the tax impact of share-based payments and other expenses not deductible.

Factors which may affect future tax charges include changes in tax legislation, transfer pricing regulations, the level and mix of profitability in different countries, and settlements with tax authorities.

The movement in provisions for tax uncertainties primarily reflects releases due to the expiry of relevant statutes of limitation, settlement of certain audits and the establishment of provisions for new uncertain tax positions, primarily the potential State Aid exposure offset against the release of US provisions following the expiry of the statute of limitations for certain periods. The current tax liability of £43m (2021: £125m; 2020: £84m) includes £28m (2021: £104m; 2020: £104m) of provisions for tax uncertainties principally in respect of several matters in the US and the UK.

The Group is currently under audit in several countries, and the timing of any resolution of these audits is uncertain. In most countries, tax years up to and including 2017 are now statute barred from examination by tax authorities, however, a balance of £3m relates to certain remaining open issues. Of the remaining £25m balance, £1m relates to 2018, £14m to 2019, £5m to 2020, £3m to 2021 and £2m to 2022. The tax authorities may take a different view from management and the final liability may be greater than provided.

The matters provided for include a provision of £63m related to the potential State Aid exposure and the potential disallowance of intra-group charges. In relation to the potential State Aid exposure, a payment has been made in relation to the maximum potential exposure with the provision of £63m offset against this resulting in a £41m non-current tax debtor.

Contingent liabilities relating to tax are disclosed in note 34.

The tax rate reflected in adjusted earnings is calculated as follows:

All figures in £ millions	2022	2021	2020
Profit before tax	323	177	380
Adjustments:			
Cost of major restructuring	150	214	–
Other net gains and losses	(24)	(63)	(178)
Intangible charges	56	51	80
UK Pension discretionary increases	3	–	–
Other net finance income	(53)	(51)	(30)
Adjusted profit before tax	**455**	**328**	**252**
Total tax credit/(charge)	(79)	1	(50)
Adjustments:			
Tax benefit on cost of major restructuring	(37)	(47)	–
Tax charge on other net gains and losses	10	14	3
Tax benefit on intangible charges	(11)	(12)	(22)
Tax benefit on UK pensions discretionary increases	(1)	–	–
Tax charge on other net finance costs	13	8	10
Tax amortisation benefit on goodwill and intangibles	16	8	24
Benefit from changes in local tax law	–	(11)	–
Tax benefit on UK tax rate change	(1)	(25)	–
Other tax items	19	–	–
Adjusted tax charge	**(71)**	**(64)**	**(35)**
Tax rate reflected in adjusted earnings	**15.6%**	**19.5%**	**13.7%**

1. Comparative balances have been restated – see Note 1b.

For further information on adjusted measures above, see note 8.

The tax benefit/(charge) recognised in other comprehensive income is as follows:

All figures in £ millions	2022	2021	2020
Net exchange differences on translation of foreign operations	4	10	(13)
Fair value gain on other financial assets	1	(1)	–
Remeasurement of retirement benefit obligations	(12)	(61)	2
	(7)	**(52)**	**(11)**

1. Comparative balances have been restated – see Note 1b.

Notes to the consolidated financial statements *continued*

8. Earnings per share

Basic earnings per share is calculated by dividing the profit or loss attributable to equity shareholders of the company (earnings) by the weighted average number of ordinary shares in issue during the year, excluding ordinary shares purchased by the company and held as treasury shares.

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares to take account of all dilutive potential ordinary shares and adjusting the profit attributable, if applicable, to account for any tax consequences that might arise from conversion of those shares.

Certain contingently issuable shares vested on 31 December 2022 but have not yet been issued, these shares are considered dilutive for 2022 but do not materially impact basic EPS.

All figures in £ millions	2022	2021[1]	2020[1]
Earnings for the year	244	178	330
Non-controlling interest	(2)	(1)	–
Earnings attributable to equity shareholders	242	177	330
Weighted average number of shares (millions)	738.1	754.1	755.4
Effect of dilutive share options (millions)	3.9	5.0	–
Weighted average number of shares (millions) for diluted earnings	742.0	759.1	755.4
Earnings per share (in pence per share)			
Basic	32.8p	23.5p	43.7p
Diluted	32.6p	23.3p	43.7p

1. Comparative balances have been restated – see Note 1b.

Adjusted

For additional detailed information on the calculation of adjusted measures, see pages 215-219 (Financial key performance indicators). See note 2 for details of specific items excluded from or included in adjusted operating profit in 2022, 2021 and 2020.

In order to show results from operating activities on a consistent basis, an adjusted earnings per share is presented. The Group's definition of adjusted earnings per share may not be comparable with other similarly titled measures reported by other companies.

Adjusted earnings is a non-GAAP (non-statutory) financial measure and is included as it is a key financial measure used by management to evaluate the performance of the Group. The measure also enables investors to more easily, and consistently, track the underlying operational performance of the Group and its business segments over time by separating out those items of income and expenditure relating to acquisition and disposal transactions, major restructuring programmes and certain other items that are also not representative of underlying performance.

Adjusted earnings per share is calculated as adjusted earnings divided by the weighted average number of shares in issue on an undiluted basis. The following items are excluded from or included in adjusted earnings:

Cost of major restructuring – In August 2022, the Group announced a major restructuring programme to run in 2022. The programme includes efficiencies in product and content, support costs, technology and corporate property. The restructuring costs in 2022 of £150m mainly relate to staff redundancies and impairment of right-of-use property assets. The 2022 charge includes the impact of updated assumptions related to the recoverability of right-of-use assets made in 2021. In 2021, restructuring costs of £214m mainly related to the impairment of right-of-use property assets, the write-down of product development assets and staff redundancies. The costs of these restructuring programmes are significant enough to exclude from the adjusted operating profit measure so as to better highlight the underlying performance (see note 4). There was no major restructuring in 2020.

Intangible charges – These represent charges relating to intangibles acquired through business combinations. These charges are excluded as they reflect past acquisition activity and do not necessarily reflect the current year performance of the Group. Intangible amortisation charges in 2022 were £56m compared to a charge of £51m in 2021. This is due to increased amortisation from recent acquisitions which is partially offset by a reduction in amortisation from intangible assets at the end of their useful life and recent disposals. In 2022 and 2021, intangible charges included no impairment charges. In 2020, intangible charges were £80m including impairment charges of £12m.

Other net gains and losses – These represent profits and losses on the sale of subsidiaries, joint ventures, associates and other financial assets and are excluded from adjusted operating profit as they distort the performance of the Group as reported on a statutory basis. Other net gains and losses also includes costs related to business closures and acquisitions. Other net gains and losses in 2022 relate to the gains on the disposal of our international courseware local publishing businesses in Europe, French-speaking Canada and Hong Kong and a gain arising on a decrease in the deferred consideration payable on prior year acquisitions, offset by a loss on disposal of our international courseware local publishing businesses in South Africa due to recycling of currency translation adjustments and costs related to disposals and acquisitions. Other net gains and losses in 2021 largely related to the disposal of PIHE and the disposal of the K12 Sistemas business in Brazil offset by costs related to the acquisition of Faethm and the wind down of certain strategic review businesses. In 2020, they largely relate to the sale of the remaining interest in Penguin Random House (£180m gain).

UK pension discretionary increases - Charges in 2022 relate to one-off pension increases awarded to certain cohorts of pensioners in response to the cost of living crisis.

Other net finance income/costs – These include finance costs in respect of retirement benefits, finance costs relating to acquisition and disposal transactions, fair value movements on investments classified as fair value through profit and loss, foreign exchange and other gains and losses on derivatives. Net finance income relating to retirement benefits is excluded as management does not believe that the consolidated income statement presentation under IAS 19 reflects the economic substance of the underlying assets and liabilities. Finance costs relating to acquisition or disposal transactions are excluded from adjusted earnings as they are considered part of the acquisition cost or disposal proceeds rather than being reflective of the underlying financing costs of the Group. Foreign exchange, fair value movements and other gains and losses are excluded from adjusted earnings as they represent short-term fluctuations in market value and are subject to significant volatility. Other gains and losses may not be realised in due course as it is normally the intention to hold the related instruments to maturity.

Tax – Tax on the above items is excluded from adjusted earnings. Where relevant, the Group also excludes the benefit from recognising previously unrecognised pre-acquisition and capital losses. The tax benefit from tax deductible goodwill and intangibles is added to the adjusted income tax charge as this benefit more accurately aligns the adjusted tax charge with the expected rate of cash tax payments. In addition, one off items such as the impact of the UK tax rate change and changes in local tax law have been excluded.

Non-controlling interest – Non-controlling interest for the above items is excluded from adjusted earnings.

The adjusted earnings per share includes both continuing and discontinued businesses on an undiluted basis when relevant. The Group's definition of adjusted earnings per share may not be comparable to other similarly titled measures reported by other companies.

The following tables reconcile the statutory income statement to the adjusted income statement.

								2022
All figures in £ millions	Statutory income statement	Cost of major restructuring	Other net gains and losses	Intangible charges	UK Pension discretionary increases	Other net finance income/ costs	Other tax items	Adjusted income statement
Operating profit	271	150	(24)	56	3	–	–	456
Net finance costs	52	–	–	–	–	(53)	–	(1)
Profit before tax	323	150	(24)	56	3	(53)	–	455
Income tax	(79)	(37)	10	(11)	(1)	13	34	(71)
Profit for the year	244	113	(14)	45	2	(40)	34	384
Non-controlling interest	(2)	–	–	–	–	–	–	(2)
Earnings	242	113	(14)	45	2	(40)	34	382
Weighted average number of shares (millions)	738.1							738.1
Weighted average number of shares (millions) for diluted earnings	742.0							742.0
Earnings per share (basic)	32.8p							51.8p
Earnings per share (diluted)	32.6p							51.5p

								2021
All figures in £ millions	Statutory income statement[1]	Cost of major restructuring	Other net gains and losses	Intangible charges	UK Pension discretionary increases	Other net finance income/ costs[1]	Other tax items	Adjusted income statement
Operating profit	183	214	(63)	51	–	–	–	385
Net finance costs	(6)	–	–	–	–	(51)	–	(57)
Profit before tax	177	214	(63)	51	–	(51)	–	328
Income tax	1	(47)	14	(12)	–	8	(28)	(64)
Profit for the year	178	167	(49)	39	–	(43)	(28)	264
Non-controlling interest	(1)	–	–	–	–	–	–	(1)
Earnings	177	167	(49)	39	–	(43)	(28)	263
Weighted average number of shares (millions)	754.1							754.1
Weighted average number of shares (millions) for diluted earnings	759.1							759.1
Earnings per share (basic)	23.5p							34.9p
Earnings per share (diluted)	23.3p							34.6p

1. Comparative balances have been restated – see Note 1b.

Financial statements

Notes to the consolidated financial statements *continued*

8. Earnings per share continued

All figures in £ millions	Statutory income statement[1]	Cost of major restructuring	Other net gains and losses	Intangible charges	UK Pensions discretionary increases	Other net finance income/ costs[1]	Other tax items	Adjusted income statement
								2020
Operating profit	411	–	(178)	80	–	–	–	313
Net finance costs	(31)	–	–	–	–	(30)	–	(61)
Profit before tax	380	–	(178)	80	–	(30)	–	252
Income tax	(50)	–	3	(22)	–	10	24	(35)
Profit for the year	330	–	(175)	58	–	(20)	24	217
Non-controlling interest	–	–	–	–	–	–	–	–
Earnings	330	–	(175)	58	–	(20)	24	217
Weighted average number of shares (millions)	755.4							755.4
Weighted average number of shares (millions) for diluted earnings	755.4							755.4
Earnings per share (basic)	43.7p							28.7p
Earnings per share (diluted)	43.7p							28.7p

1. Comparative balances have been restated – see Note 1b.

9. Dividends

All figures in £ millions	2022	2021	2020
Final paid in respect of prior year 14.2p (2020: 13.5p; 2021: 13.5p)	107	102	101
Interim paid in respect of current year 6.6p (2020: 6.0p; 2021: 6.3p)	49	47	45
	156	149	146

The Directors are proposing a final dividend in respect of the financial year ended 31 December 2022 of 14.9p per equity share which will absorb an estimated £107m of shareholders' funds. It will be paid on 5 May 2023 to shareholders who are on the register of members on 24 March 2023. These financial statements do not reflect this dividend.

10. Property, plant and equipment and investment property

All figures in £ millions	Investment property	Right-of-use assets: Land and buildings	Right-of-use assets: Plant and equipment	Owned assets: Land and buildings	Owned assets: Plant and equipment	Owned assets: Assets in the course of construction	Total
Cost							
At 1 January 2021	–	439	12	296	308	21	1,076
Exchange differences	–	–	–	2	(3)	–	(1)
Additions	–	32	–	8	17	39	96
Disposals and retirements	–	(6)	(7)	(100)	(72)	–	(185)
Reclassifications and transfers	–	–	–	35	–	(31)	4
Transfer to assets classified as held for sale	–	–	–	(15)	–	–	(15)
At 31 December 2021	–	465	5	226	250	29	975
Exchange differences	–	30	–	18	23	–	71
Additions	22	33	1	4	8	33	101
Transfers to investment property	174	(141)	–	(32)	(1)	–	–
Disposals of businesses (note 31)	–	(10)	–	(1)	(8)	–	(19)
Disposals and retirements	(6)	(23)	(1)	(5)	(39)	–	(74)
Reclassifications and transfers	–	–	–	13	27	(40)	–
Transfer to assets classified as held for sale	–	–	–	(45)	(3)	–	(48)
At 31 December 2022	190	354	5	178	257	22	1,006

All figures in £ millions	Investment property	Right-of-use assets: Land and buildings	Right-of-use assets: Plant and equipment	Owned assets: Land and buildings	Owned assets: Plant and equipment	Owned assets: Assets in the course of construction	Total
Depreciation and impairment							
At 1 January 2021	–	(110)	(9)	(199)	(243)	–	(561)
Exchange differences	–	(1)	1	(1)	1	–	–
Charge for the year	–	(46)	(3)	(16)	(30)	–	(95)
Disposals and retirements	–	7	6	99	71	–	183
Reclassifications and transfers	–	–	–	(5)	7	–	2
Impairment	–	(119)	–	(22)	(5)	–	(146)
Transfer to assets classified as held for sale	–	–	–	8	–	–	8
At 31 December 2021	–	(269)	(5)	(136)	(199)	–	(609)
Exchange differences	–	(17)	–	(14)	(18)	–	(49)
Transfers to investment property	(105)	101	–	3	1	–	–
Charge for the year	(6)	(44)	(1)	(13)	(26)	–	(90)
Disposals of businesses (note 31)	–	2	–	1	5	–	8
Disposals and retirements	–	13	1	5	39	–	58
Reclassifications and transfers	–	–	–	–	–	–	–
Impairment	(19)	(15)	–	(9)	(3)	–	(46)
Transfer to assets classified as held for sale	–	–	–	30	2	–	32
At 31 December 2022	(130)	(229)	(5)	(133)	(199)	–	(696)
Carrying amounts							
At 1 January 2021	–	329	3	97	65	21	515
At 31 December 2021	–	196	–	90	51	29	366
At 31 December 2022	60	125	–	45	58	22	310

KE Key areas of estimation

The recoverability of right-of-use assets and in particular assumptions related to the ability to sublease vacant leased assets in the future.

Depreciation expense of £45m (2021: £40m; 2020: £44m) has been included in the income statement in cost of goods sold and £45m (2021: £55m; 2020: £81m) in operating expenses. The impairment charge of £46m (2021: £146m; 2020: £nil) has been included within operating expenses within the income statement.

Property, plant and equipment (including investment property) assets are assessed for impairment triggers annually or when triggering events occur. In 2022, similar to 2021, as part of a major restructuring programme, the Group continued to simplify its property portfolio, reducing the overall office space required. All property related assets were assessed for impairment as a result of this triggering event and impairment charges of £46m (2021: £141m) have been recognised within costs of major restructuring (see note 4 for details). The recoverability of certain of the Group's right-of-use assets is now based on the Group's ability to sublease vacant space. This involves the use of assumptions related to future subleases including the achievable rent, lease start dates, lease incentives such as rent free periods and the discount rate applied. Should the future sublease outcomes be more or less favourable than the assumptions used by management this could result in additional impairment charges or reversals of impairment charges.

Investment property

Buildings, or portions of buildings, that are no longer occupied by the Group and are held for operating lease rental are classified as investment property. Investment property includes both, right-of-use assets and owned assets. The Group recognised rental income of £3m (2021: £nil; 2020 £nil) in relation to properties classified as investment property. Investment property is measured using the cost model. As a result of recent impairments, the fair value of investment property is equal to the carrying value. The fair value of investment property has been determined using a discounted cash flow model. The valuation model is internally generated but uses inputs from external, independent property valuers, having appropriate recognised professional qualifications and recent experience in the location and category of the property being valued. The valuations require the application of judgement and involve the use of known inputs for existing contracted subleases as well as assumptions related to future potential subleases including the achievable rent, lease start dates, lease incentives such as rent free periods and the discount rate applied. The fair value measurement of investment properties has been classified as level 3 within the fair value hierarchy based on the inputs and valuation technique used. Should the future sublease outcomes be more or less favourable than the assumptions used by management this could result in additional impairment charges or reversals of impairment charges.

Notes to the consolidated financial statements *continued*

11. Intangible assets

All figures in £ millions	Goodwill	Software	Acquired customer lists, contracts and relationships	Acquired trademarks and brands	Acquired publishing rights	Other intangibles acquired	Total
Cost							
At 1 January 2021	2,094	1,104	751	198	97	349	4,593
Exchange differences	8	5	4	(2)	–	(2)	13
Additions – internal development	–	110	–	–	–	–	110
Additions – purchased	–	2	–	–	–	–	2
Disposals and retirements	–	(135)	–	(25)	–	(43)	(203)
Acquisition of subsidiary (note 30)	43	–	–	–	–	27	70
Disposal of subsidiary (note 31)	–	–	(14)	(3)	–	(10)	(27)
Transfers	–	1	–	–	–	–	1
At 31 December 2021	2,145	1,087	741	168	97	321	4,559
Exchange differences	206	83	80	20	5	44	438
Additions – internal development	–	86	–	–	–	–	86
Additions – purchased	–	4	–	–	–	–	4
Disposals and retirements	–	(131)	–	–	–	–	(131)
Acquisition of subsidiary (note 30)	204	–	37	6	1	66	314
Disposal of subsidiary (note 31)	(75)	(9)	(20)	(8)	–	(1)	(113)
Transfers	–	(5)	–	–	–	–	(5)
At 31 December 2022	2.480	1,115	838	186	103	430	5,152

All figures in £ millions	Goodwill	Software	Acquired customer lists, contracts and relationships	Acquired trademarks and brands	Acquired publishing rights	Other intangibles acquired	Total
Amortisation and impairment							
At 1 January 2021	–	(676)	(594)	(158)	(95)	(328)	(1,851)
Exchange differences	–	(5)	(4)	1	(1)	4	(5)
Charge for the year	–	(113)	(34)	(8)	–	(8)	(163)
Impairment charge	–	(4)	–	–	–	–	(4)
Disposals and retirements	–	135	–	25	–	43	203
Disposal of subsidiary (note 31)	–	–	12	2	–	10	24
Transfers	–	6	–	–	–	–	6
At 31 December 2021	–	(657)	(620)	(138)	(96)	(279)	(1,790)
Exchange differences	–	(49)	(65)	(16)	(5)	(37)	(172)
Charge for the year	–	(125)	(33)	(8)	–	(13)	(179)
Impairment charge	–	–	–	–	–	–	–
Disposals and retirements	–	130	–	–	–	–	130
Disposal of subsidiary (note 31)	–	8	20	7	–	1	36
Transfers	–	–	–	–	–	–	–
At 31 December 2022	–	(693)	(698)	(155)	(101)	(328)	(1,975)
Carrying amounts							
At 1 January 2021	2,094	428	157	40	2	21	2,742
At 31 December 2021	2,145	430	121	30	1	42	2,769
At 31 December 2022	2,480	422	140	31	2	102	3,177

Goodwill

The goodwill carrying value of £2,480m (2021: £2,145m) relates to acquisitions completed after 1 January 1998. Prior to 1 January 1998, all goodwill was written off to reserves on the date of acquisition. For acquisitions completed between 1 January 1998 and 31 December 2002, no value was ascribed to intangibles other than goodwill which was amortised over a period of up to 20 years. On adoption of IFRS on 1 January 2003, the Group chose not to restate the goodwill balance and at that date the balance was frozen (i.e. amortisation ceased). If goodwill had been restated, then a significant value would have been ascribed to other intangible assets, which would be subject to amortisation, and the carrying value of goodwill would be significantly lower. For acquisitions completed after 1 January 2003, value has been ascribed to other intangible assets which are amortised.

Software and acquired intangible assets

Acquired intangible assets are valued separately for each acquisition. For material business combinations, the valuation is carried out by an independent valuation specialist. The primary method of valuation used is the discounted cash flow method. Acquired intangibles are amortised either on a straight line basis or using an amortisation profile based on the projected cash flows underlying the acquisition date valuation of the intangible asset, which generally results in a larger proportion of amortisation being recognised in the early years of the asset's life, depending on the individual asset. The Group keeps the expected pattern of consumption under review. Other intangibles acquired includes technology.

Amortisation of £32m (2021: £25m; 2020: £22m) is included in the income statement in cost of goods sold and £147m (2021: £138m; 2020: £158m) in operating expenses. Impairment charges of £nil (2021: £4m; 2020: £12m) are included in operating expenses within the income statement, of which £nil (2021: £4m; 2020: £nil) relates to software, £nil (2021: £nil; 2020: £2m) relates to customer lists, contracts and relationships, and £nil (2021: £nil; 2020: £10m) to other intangibles acquired.

The range of useful economic lives for each major class of intangible asset (excluding goodwill and software) is shown below:

	2022 Useful economic life
Class of intangible asset	
Acquired customer lists, contracts and relationships	3-20 years
Acquired trademarks and brands	2-20 years
Acquired publishing rights	5-20 years
Other intangibles acquired	2-20 years

The expected amortisation profile of acquired intangible assets is shown below:

All figures in £ millions	One to five years	Six to ten years	Eleven to fifteen years	Sixteen to twenty years	2022 Total
Class of intangible asset					
Acquired customer lists, contracts and relationships	92	30	10	8	140
Acquired trademarks and brands	24	6	1	–	31
Acquired publishing rights	2	–	–	–	2
Other intangibles acquired	82	20	–	–	102

Financial statements

Notes to the consolidated financial statements *continued*

11. Intangible assets continued

Impairment tests for cash-generating units (CGUs) containing goodwill

Impairment tests have been carried out where appropriate as described below. Goodwill was allocated to CGUs, or an aggregation of CGUs, where goodwill could not be reasonably allocated to individual business units. CGUs were revised in 2021. Impairment reviews were conducted on these revised CGUs as summarised below:

2022 CGUs

All figures in £ millions	Goodwill
Assessment & Qualifications	1,361
Virtual Learning	443
English Language Learning	259
Workforce Skills	348
Higher Education	69
Total	**2,480**

2021 CGUs

All figures in £ millions	2021 Goodwill
Assessment & Qualifications	1,198
Virtual Learning	395
English Language Learning	153
Workforce Skills	223
Higher Education	68
Strategic Review (includes the separate CGUs of China, India, South Africa, Canada and Other Strategic Review)	108
Total	**2,145**

Goodwill is tested at least annually for impairment. The recoverable amount of each aggregated CGU is based on the higher of value in use and fair value less costs of disposal. The impairment assessment is based on value in use. Other than goodwill there are no intangible assets with indefinite lives. No impairments of goodwill were recorded in 2022 or 2021.

KJ Key judgements

The allocation of goodwill to the cash-generating units and groups of cash-generating units.

KE Key areas of estimation

The recoverability of goodwill balances. Key assumptions used in goodwill impairment testing are discount rates, perpetuity growth rates, forecast sales growth rates and forecast operating profits.

The valuation of acquired intangible assets recognised on the acquisition of a business. See note 30.

Determination of CGUs and reallocation of goodwill

Pearson identifies its CGUs based on its operating model and how data is collected and reviewed for management reporting and strategic planning purposes in accordance with IAS 36 'Impairment of Assets'. The CGUs and CGU aggregations reflect the level at which goodwill is monitored by management.

In 2021, the CGUs and aggregations of CGUs were revised to take into account the announcement and implementation of a new strategy including five new business divisions and a strategic review division.

In 2021, goodwill was reallocated to the new CGUs and aggregations of CGUs. The majority of the goodwill balances were directly mapped from one previous CGU (or CGU aggregation) to one newly created CGU (or CGU aggregation). Where it was not possible to directly map the goodwill it was reallocated using a relative value method. The key area where the relative value method was used was for the goodwill related to the previous International CGU aggregation which was reallocated across the newly created CGU aggregations where applicable.

In 2022, the separate CGUs of China, South Africa and Canada have been disposed. The goodwill related to the Strategic Review CGU has been reallocated between businesses disposed and businesses retained. All of the goodwill related to businesses retained has since been transferred to the Assessment & Qualifications CGU aggregation.

Key assumptions

For the purpose of estimating the value in use of the CGUs, management has used an income approach based on present value techniques. The calculations for all CGUs use cash flow projections based on financial budgets approved by management covering a four-year period, except for Virtual Learning which for OPM uses a longer range plan out to 2038 reflecting the term of existing contracts.

The key assumptions used by management in the value in use calculations were:

Discount rates – The discount rates are based on the Group's weighted average cost of capital, where the cost of equity is calculated based on the risk-free rate of government bonds, adjusted for a risk premium to reflect the increased risk in investing in equities. Where CGUs cover multiple territories, a blended risk-free rate is used. A further risk premium is assessed for each CGU. The average pre-tax discount rates range from 11.6% to 12.0% (2021: pre-tax 8.9% to 17.1%).

Perpetuity growth rates – The perpetuity growth rates are based on inflation trends. A perpetuity growth rate of 2% (2021: 2%) was used for cash flows subsequent to the approved budget period for CGUs operating primarily in mature markets. This perpetuity growth rate is a conservative rate and is considered to be lower than the long-term historical growth rates of the underlying territories in which the CGU operates and the long-term growth rate prospects of the sectors in which the CGU operates. Blended growth rate of 3.5% (2021: 2.0% to 5.0%) was used for cash flows subsequent to the approved budget period for ELL which has a higher exposure to emerging markets with higher inflation. This geographically blended growth rate is generally in line with the long-term historical growth rates in those markets. The longer-term plan prepared for OPM focuses on delivery of existing contracts until their expiration, as such, a perpetuity growth rate was not applied to OPM cashflows within the Virtual Learning CGU.

The key assumptions used by management in setting the financial budgets were as follows:

Forecast sales growth rates – Forecast sales growth rates are based on past experience adjusted for the strategic direction and near-term investment priorities within each CGU. Key assumptions include growth in English Language Learning and Workforce Skills – in part due to contribution from new acquisitions, stabilisation and recovery in Higher Education, growth in Virtual Learning - albeit impacted by the unwinding of COVID-19 enrolments and school churn in Virtual Schools in the short term, and steady growth in Assessments and Qualifications. The sales forecasts use average nominal growth rates of low-mid single digits for mature businesses in mature markets and double digit growth where there is significant organic and inorganic investment. The Virtual Learning CGU assumes low-single digit growth for Virtual Schools, and delivery of existing contracts in OPM which is under strategic review.

Operating profits – Operating profits are forecast based on historical experience of operating margins, adjusted for the impact of changes to product costs, committed restructuring plans, strategic developments and new business cases to the extent they have been formally approved prior to the balance sheet date. Management applies judgement in allocating corporate costs on a reasonable and consistent basis in order to determine operating profit at a CGU level. Forecasts reflect margin improvements secured in 2022.

Management have considered the impact of climate change risks (including physical and transition risks and the costs associated with achieving the Group's net zero commitment) and are satisfied that any related costs will not materially impact the Group's profit forecasts or impairment judgements at 31 December 2022.

Financial statements

Notes to the consolidated financial statements *continued*

11. Intangible assets continued

The table below shows the key assumptions used by management in the value in use calculations.

	Discount rate	Perpetuity growth rate
Assessment & Qualifications	12.0%	2.0%
Virtual Learning	11.9%	2.0%
English Language Learning	11.8%	3.5%
Workforce Skills	11.6%	2.0%
Higher Education	12.0%	2.0%

Sensitivities

Impairment testing for the year ended 31 December 2022 has identified that the Virtual Learning CGU aggregation is sensitive to reasonably possible changes in key assumptions. The Virtual learning headroom at 31 December 2022 is £82m, this headroom would be eliminated if the discount rate increased to 12.8%, the long term growth rate reduced to 0.8% or the adjusted operating profit per annum reduced by £8m.

12. Investments in joint ventures and associates

The amounts recognised in the balance sheet are as follows:

All figures in £ millions	2022	2021
Associates	25	24
Total	**25**	**24**

The amounts recognised in the income statement are as follows:

All figures in £ millions	2022	2021
Associates	1	1
Total	**1**	**1**

The Group has no material associates or joint ventures. The largest associate is a 40% interest in the Academy of Pop (AOP), which was set up in 2021. It had a year end carrying amount of £9m (2021: £10m), of which £5m (2021: £7m) was still to be paid as at 31 December 2022 (see note 36). AOP is incorporated in Delaware and is a Limited Liability Company. It was set up with XIX Entertainment to create a new entertainment driven performing arts learning platform, which will offer coaching from renowned instructors, with a combination of physical locations and online learning.

There were no other material transactions with associates or joint ventures during 2022 or 2021.

13. Deferred income tax

All figures in £ millions	2022	2021
Deferred income tax assets	57	57
Deferred income tax liabilities	(37)	(40)
Net deferred income tax asset/(liability)	**20**	**17**

Substantially all of the deferred income tax assets are expected to be recovered after more than one year.

Deferred income tax assets and liabilities shall be offset when there is a legally enforceable right to offset current income tax assets with current income tax liabilities and where the deferred income taxes relate to the same fiscal authority.

At 31 December 2022, the Group has gross tax losses for which no deferred tax asset is recognised of £547m (2021: £721m). The expiry date and key geographic split of these losses is set out in the following table.

	Gross				Tax effected			
Year ended 31 December 2022	**UK**	**US**	**Other**	**Total**	**UK**	**US**	**Other**	**Total**
Tax losses expiring:								
Within 10 years	–	3	30	**33**	–	–	10	**10**
Within 10-20 years	–	104	–	**104**	–	5	–	**5**
Available indefinitely	166	30	214	**410**	41	2	68	**111**
Total	166	137	244	**547**	41	7	78	**126**

	Gross				Tax effected			
Year ended 31 December 2021	**UK**	**US**	**Other**	**Total**	**UK**	**US**	**Other**	**Total**
Tax losses expiring:								
Within 10 years	–	9	27	**36**	–	–	10	**10**
Within 10-20 years	–	297	–	**297**	–	14	–	**14**
Available indefinitely	166	86	136	**388**	41	5	49	**95**
Total	166	392	163	**721**	41	19	59	**119**

The reduction in unrecognised tax attributes in the US has been impacted by two factors. Firstly certain US tax attributes have now been recognised, however, due to uncertainty over recoverability have been provided against. Offsetting this is the de-recognition of certain state tax losses following changes in the forecast profitability of US legal entities. The increase in unrecognised tax losses in other territories is primarily due to foreign exchange and additional losses incurred across territories which have incurred losses either in the ordinary course of trade or as a result of wind down activities.

Other gross deductible temporary differences for which no deferred tax asset is recognised total £218m (2021: £22m). This includes £193m in respect of interest limitations, with the increase from 2021 due to changes in the forecast profitability of certain US legal entities. The amount of temporary differences associated with subsidiaries for which no deferred tax has been provided totals £275m (2021: £229m).

In the UK March Budget 2021, the Government announced that from 1 April 2023 the UK corporation tax rate will increase to 25%, and this was substantively enacted on 24 May 2021. UK deferred tax balances have been remeasured at the enacted rate.

Deferred income tax assets of £14m (2021: £19m) have been recognised in countries that reported a tax loss in either the current or preceding year. This primarily arises in Brazil in respect of tax deductible goodwill and tax losses. It is considered more likely than not that there will be sufficient future taxable profits to realise these assets.

The recognition of the deferred income tax assets is supported by management's forecasts of the future profitability of the relevant countries. In some cases deferred income tax assets are forecast to be recovered through taxable profits over a period that exceeds five years. Management consider these forecasts are sufficiently reliable to support the recovery of the assets. Where there are insufficient forecasts of future profits, deferred income tax assets have not been recognised.

The movement in deferred income tax assets and liabilities during the year is as follows:

All figures in £ millions	Trading losses	Accruals and other provisions	Retirement benefit obligations	Deferred revenue	Goodwill and intangibles	Interest limitations	Other	Total
Deferred income tax assets/ (liabilities)								
At 1 January 2021	47	35	(49)	45	(209)	76	25	(30)
Exchange differences	–	(1)	–	–	(2)	–	2	(1)
Acquisition of subsidiaries	1	–	–	–	4	–	–	5
Income statement benefit/(charge)	34	30	2	7	29	(21)	35	116
Tax charge in OCI	–	–	(61)	–	–	–	(12)	(73)
At 31 December 2021	**82**	**64**	**(108)**	**52**	**(178)**	**55**	**50**	**17**
Exchange differences	–	7	2	6	(21)	6	4	4
Acquisitions and disposals of subsidiaries	7	–	–	–	(21)	–	(12)	(26)
Income statement benefit/(charge)	37	(4)	(9)	5	14	(6)	(7)	30
Tax charge in OCI / equity	4	–	(12)	–	–	–	3	(5)
At 31 December 2022	**130**	**67**	**(127)**	**63**	**(206)**	**55**	**38**	**20**

Other deferred income tax items include temporary differences in respect of right-of-use assets (deferred tax asset of £66m, with an offsetting deferred tax liability of £50m), accelerated capital allowances (£13m) and share-based payments (£9m).

As at 31 December 2022, no deferred income tax assets or liabilities were classified as held for sale (2021: £nil).

Financial statements

Notes to the consolidated financial statements *continued*

14. Classification of financial instruments

The accounting classification of each class of the Group's financial assets, and their carrying values, is as follows:

		2022					2021				
		Fair value			**Amortised cost**		Fair value			Amortised cost	
All figures in £ millions	Notes	**Fair value through other comprehensive income**	**Fair value through profit and loss**	**Fair value – hedging instrument**	**Financial assets**	**Total carrying value**	Fair value through other comprehensive income[1]	Fair value through profit and loss[1]	Fair value – hedging instrument	Financial assets	Total carrying value
Investments in unlisted securities	15	24	109	–	–	133	28	85	–	–	113
Cash and cash equivalents	17	–	40	–	518	558	–	84	–	853	937
Derivative financial instruments	16	–	5	54	–	59	–	–	32	–	32
Trade receivables	22	–	–	–	825	825	–	–	–	854	854
Investment in finance lease receivable	22	–	–	–	121	121	–	–	–	115	115
Other receivable		–	–	–	3	3	–	87	–	–	87
Total financial assets		24	154	54	1,467	1,699	28	256	32	1,822	2,138

1. Comparative balances have been restated – see Note 1b.

The carrying value of the Group's financial assets is equal to, or approximately equal to, the market value. The other receivable relates to the receivable which arose on the disposal of the US K-12 business and was paid during the year.

The accounting classification of each class of the Group's financial liabilities, together with their carrying values and market values, is as follows:

		2022					2021				
		Fair value		**Amortised cost**			Fair value		Amortised cost		
All figures in £ millions	Notes	**Fair value through profit and loss**	**Fair value – hedging instrument**	**Other financial liabilities**	**Total carrying value**	**Total market value**	Fair value through profit and loss	Fair value – hedging instrument	Other financial liabilities	Total carrying value	Total market value
Derivative financial instruments	16	(2)	(63)	–	(65)	(65)	(12)	(22)	–	(34)	(34)
Trade payables	24	–	–	(348)	(348)	(348)	–	–	(351)	(351)	(351)
Deferred and contingent consideration	24	(79)	–	–	(79)	(79)	(44)	–	–	(44)	(44)
Other borrowings due within one year	18	–	–	(86)	(86)	(86)	–	–	(155)	(155)	(155)
Borrowings due after more than one year	18	–	–	(1,144)	(1,144)	(1,096)	–	–	(1,245)	(1,245)	(1,276)
Total financial liabilities		(81)	(63)	(1,578)	(1,722)	(1,674)	(56)	(22)	(1,751)	(1,829)	(1,860)

The market value of leases has been stated at book value.

Fair value measurement

As shown above, the Group's derivative assets and liabilities, unlisted securities, marketable securities and deferred and contingent consideration are held at fair value. Financial instruments that are measured subsequently to initial recognition at fair value are grouped into levels 1 to 3, based on the degree to which the fair value is observable, as follows:

Level 1 fair value measurements are those derived from unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 fair value measurements are those derived from inputs, other than quoted prices included within level 1, that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices).

Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Group's bonds valued at £610m (2021: £767m) and money market funds of £40m (2021: £84m) included within cash and cash equivalents are classified as level 1. The Group's derivative assets valued at £59m (2021: £32m) and derivative liabilities valued at £65m (2021: £34m) are classified as level 2. The Group's investments in unlisted securities are valued at £133m (2021: £113m) and the other receivable that was repaid in the year £3m (2021: £87m) are classified as level 3.

The following table analyses the movements in level 3 fair value remeasurements:

	2022			2021[1]
All figures in £ millions	**Other receivable**	**Investments in unlisted securities**	**Total**	Total
At beginning of year	87	113	200	234
Exchange differences	1	9	10	2
Acquisition of investments and other receivable	7	12	19	4
Repayments	(92)	–	(92)	(16)
Disposal of investments	–	(48)	(48)	(54)
Fair value movements - OCI	–	18	18	4
Fair value movements - income statement	–	29	29	26
At end of year	3	133	136	200

1. Comparative balances have been restated – see Note 1b.

The fair value of the investments in unlisted securities is determined by reference to the financial performance of the underlying asset, recent funding rounds and amounts realised on the sale of similar assets.

The other receivable at the beginning of the year arose on the disposal of the US K-12 business, and was repaid in January 2022, following a £16m partial repayment in 2021.

15. Other financial assets

All figures in £ millions	**2022**	2021[1]
At beginning of year	113	138
Exchange differences	9	1
Acquisition of investments	12	4
Disposal of investments	(48)	(54)
Fair value movements - OCI	18	4
Fair value movements - income statement	29	20
At end of year	133	113

1. Comparative balances have been restated – see Note 1b.

Other financial assets are unlisted securities of £133m (2021: £113m), of which £24m (2021: £28m) are classified at fair value through other comprehensive income (FVOCI), with the remaining £109m (2021: £85m) mainly relating to investments in funds, being required to be held at fair value through profit and loss (FVTPL). The assets, which are not held for trading, relate to the Group's interests in new and innovative educational ventures across the world. These are strategic investments and where permitted, the Group made the election to classify such investments as FVOCI on initial recognition of the assets. None of the investments are individually significant to the financial statements and therefore sensitivities have not been provided.

During the year, the Group disposed of investments that were classified as FVOCI for £31m (2021: £6m). These disposals predominantly relate to the Group's investments in Credly in 2022 and Faethm in 2021. In both cases the remainder of the share capital was purchased by the Group and so the investment is disposed as the companies are now fully consolidated. The cumulative gain on disposal was £23m (2021: £4m).

Financial statements

Notes to the consolidated financial statements *continued*

16. Derivative financial instruments and hedge accounting

The Group's approach to the management of financial risks is set out in note 19. The Group's outstanding derivative financial instruments are as follows:

All figures in £ millions	2022 Gross notional amounts	2022 Assets	2022 Liabilities	2021 Gross notional amounts	2021 Assets	2021 Liabilities
Interest rate derivatives – in a fair value hedge relationship	177	–	(11)	168	5	–
Interest rate derivatives – not in a hedge relationship	260	19	–	217	–	(9)
Cross-currency rate derivatives – in a hedge relationship	83	34	(43)	331	24	(21)
FX derivatives – in a hedge relationship	355	1	(9)	237	3	(1)
FX derivatives – not in a hedge relationship	573	5	(2)	193	–	(3)
Total	1,448	59	(65)	1,146	32	(34)
Analysed as expiring:						
In less than one year	1,028	16	(11)	393	2	(4)
Later than one year and not later than five years	420	43	(54)	679	30	(26)
Later than five years	–	–	–	74	–	(4)
Total	1,448	59	(65)	1,146	32	(34)

The Group's treasury policies only allow derivatives to be traded where the objective is risk mitigation. These are then designated for hedge accounting using the following criteria:

- Where interest rate and cross-currency interest rate swaps are used to convert fixed rate debt to floating and we expect to receive inflows equal to the fixed rate debt interest, these are classified as fair value hedges
- Where derivatives are used to create a future foreign currency exposure to provide protection against currency movements affecting the foreign currency movements of an overseas investment, these are designated as a net investment hedge
- All other derivatives are not designated in a hedge relationship.

The Group's fixed rate GBP debt is held as fixed rate instruments at amortised cost.

The Group uses a combination of interest rate and cross currency swaps to convert its €300m EUR debt.

Receive Notional	Receive coupon	FX rate	Notional	Pay coupon
€100m	1.375%	GBPEUR: 1.1295	£87m	3.51%
€181m	1.375%	GBPUSD: 1.206	£160m	3.402%
€19m	1.375%	GBPUSD: 1.206	£23m	USD Libor +1.36%

To create the synthetic debt positions outlined above the Group converts €100m to £87m at a rate of 3.51% this is not in a hedge relationship. The remaining €200m of its EUR fixed debt is swapped to EUR floating debt via interest rate swap contracts that are in a designated fair value hedge. The EUR floating debt is then converted to GBP floating debt via cross-currency swap contracts that are in a designated fair value hedge. The GBP floating debt is then converted to USD floating debt through cross-currency swap contracts that are in a designated net investment hedging relationship. £160m of the EUR debt is finally converted to USD fixed debt via interest rate swap contracts that are not in a hedge relationship.

Additionally, the Group uses FX derivatives including forwards, collars, cross-currency swaps and swaptions to create synthetic USD debt as a hedge of its USD assets and to achieve reasonable certainty of USD currency conversion rates, in line with the Group's FX hedging policy. As at 31 December 2022 the Group held FX outrights with a notional of $378m at an average rate of GBP:USD rate of 1.24.

The Group's portfolio of derivatives is diversified by maturity, counterparty and type. Natural offsets between transactions within the portfolio and the designation of certain derivatives as hedges significantly reduce the risk of income statement volatility. The sensitivity of the portfolio to changes in market rates is set out in note 19.

In 2021, the Group transitioned GBP exposures from GBP LIBOR to SONIA. During the year, for USD exposures the Group transitioned its RCF from USD LIBOR to SOFR, it plans to move other exposures including derivatives in the near future. The Group's risk management strategy has not changed as a result of IBOR Reform and it is considered to be immaterial to the financial statements.

Fair value hedges

The Group uses interest rate swaps and cross-currency swaps as fair value hedges of the Group's euro issued debt.

Interest rate exposure arises from movements in the fair value of the Group's euro debt attributable to movements in euro interest rates. The hedged risk is the change in the euro bonds fair value attributable to interest rate movements. The hedged items are the Group's euro bonds which are issued at a fixed rate. The hedging instruments are fixed to floating euro interest rate swaps where the Group receives fixed interest payments and pays three-month Euribor.

As the critical terms of the interest rate swaps match the bonds, there is an expectation that the value of the hedging instrument and the value of the hedged item will move equally in the opposite direction as a result of movements in the zero coupon Euribor curve. Potential sources of hedge ineffectiveness would be material changes in the credit risk of swap counterparties or a reduction or modification in the hedge item.

A foreign currency exposure arises from foreign exchange fluctuations on translation of the Group's euro debt into GBP. The hedged risk is the risk of changes in the GBPEUR spot rate that will result in changes in the value of the euro debt when translated into GBP. The hedged items are a portion of the Group's euro bonds. The hedging instruments are floating to floating cross currency swaps which mitigates an exposure to the effect of euro strengthening against GBP within the hedge item.

As the critical terms of the cross-currency swap match the bonds, there is an expectation that the value of the hedging instrument and the value of the hedged item move in the opposite direction as a result of movements in the EUR:GBP exchange rate. Potential sources of hedge ineffectiveness are a reduction or modification in the hedged item or a material change in the credit risk of swap counterparties.

The Group held the following instruments to hedge exposures to changes in interest rates and foreign currency risk associated with borrowings:

All figures in £ millions 2022	Carrying amount of hedging instruments	Change in fair value of hedging instrument used to determine hedge ineffectiveness	Nominal amounts of hedging instruments
Derivative financial instruments for interest rate risk	(11)	(16)	177
Derivative financial instruments for currency risk	33	9	266

All figures in £ millions 2021	Carrying amount of hedging instruments	Change in fair value of hedging instrument used to determine hedge ineffectiveness	Nominal amounts of hedging instruments
Derivative financial instruments for interest rate risk	5	(5)	168
Derivative financial instruments for currency risk	24	(20)	168

The amounts at the reporting date relating to items designated as hedge items were as follows:

All figures in £ millions 2022	Carrying amount of hedged items	Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount	Change in fair value of hedged item used to determine hedge ineffectiveness	Hedge ineffectiveness	Line item in profit or loss that includes hedge ineffectiveness
Interest rate risk					
Financial liabilities – borrowings	(167)	11	15	(1)	Finance costs
Currency risk					
Financial liabilities – borrowings	(167)	n/a	(14)	–	n/a

All figures in £ millions 2021	Carrying amount of hedged items	Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount	Change in fair value of hedged item used to determine hedge ineffectiveness	Hedge ineffectiveness	Line item in profit or loss that includes hedge ineffectiveness
Interest rate risk					
Financial liabilities – borrowings	(173)	(4)	5	–	n/a
Currency risk					
Financial liabilities – borrowings	(173)	n/a	20	–	n/a

Hedge of net investment in a foreign operation

A foreign currency exposure arises from the translation of the Group's net investments in its subsidiaries which have USD and EUR functional currencies. The hedged risk is the risk of changes in the GBP:USD and GBP:EUR spot rates that will result in changes in the value of the Group's net investment in its USD and EUR assets when translated into GBP. The hedged items are a portion of the Group's assets which are denominated in USD and EUR. The hedging instruments are debt and derivative financial instruments, including cross-currency swaps, FX forwards (including non-deliverable forwards) and FX collars, which mitigates an exposure to the effect of a weakening USD or EUR on the hedged item against GBP.

Notes to the consolidated financial statements *continued*

16. Derivative financial instruments and hedge accounting continued

It is expected that the change in value of each of these items will offset each other as there is a clear and direct economic relationship between the hedging instrument and the hedged item in the hedge relationship.

Hedge ineffectiveness would arise if the value of the hedged items fell below the value of the hedging instruments; however, this is unlikely as the value of the Group's assets denominated in USD and EUR is significantly greater than the proposed net investment programme.

The amounts related to items designated as hedging instruments were as follows:

					2022
All figures in £ millions	Carrying amount of hedging instruments	Change in value of hedging instrument used to determine hedge ineffectiveness	Nominal amounts of hedging instruments	Hedging gains/(losses) recognised in OCI	Hedge ineffectiveness recognised in profit or loss
Derivative financial instruments	(50)	(31)	172	(31)	–
Financial liabilities – borrowings	(89)	(5)	(88)	(5)	–

					2021
All figures in £ millions	Carrying amount of hedging instruments	Change in value of hedging instrument used to determine hedge ineffectiveness	Nominal amounts of hedging instruments	Hedging gains/(losses) recognised in OCI	Hedge ineffectiveness recognised in profit or loss
Derivative financial instruments	(19)	(2)	(400)	(2)	–
Financial liabilities – borrowings	(240)	4	(240)	4	–

Included in the translation reserve is a cost of hedging reserve relating to the time value of FX collars which is not separately disclosed due to materiality. The value of that reserve will decrease over the life of the hedge transaction. The balance as at 1 January and 31 December 2022 was £1m. During the year £2m of hedging gains were recycled to the profit and loss on the discontinuance of the net investment hedge of our Italian business.

Offsetting arrangements with derivative counterparties

All of the Group's derivative financial instruments are subject to enforceable netting arrangements with individual counterparties, allowing net settlement in the event of default of either party. Derivative financial assets and liabilities subject to offsetting arrangements are as follows:

			2022			2021
All figures in £ millions	Gross derivative assets	Gross derivative liabilities	Net derivative assets/ liabilities	Gross derivative assets	Gross derivative liabilities	Net derivative assets/ liabilities
Counterparties in an asset position	30	(17)	13	17	(12)	5
Counterparties in a liability position	29	(48)	(19)	15	(22)	(7)
Total as presented in the balance sheet	59	(65)	(6)	32	(34)	(2)

Offset arrangements in respect of cash balances are described in note 17.

Counterparty exposure from all derivatives is managed, together with that from deposits and bank account balances, within credit limits that reflect published credit ratings and by reference to other market measures (e.g. market prices for credit default swaps) to ensure that there is no significant exposure to any one counterparty's credit risk.

The Group has no material embedded derivatives that are required to be separately accounted for in accordance with IFRS 9 'Financial Instruments'.

17. Cash and cash equivalents (excluding overdrafts)

All figures in £ millions	2022	2021
Cash at bank and in hand	269	660
Short-term bank deposits	289	277
	558	937

Short-term bank deposits are invested with banks and earn interest at the prevailing short-term deposit rates.

At the end of 2022, the currency split of cash and cash equivalents was US dollar 31% (2021: 37%), sterling 6% (2021: 24%), and other 63% (2021: 39%).

Cash and cash equivalents have fair values that approximate to their carrying value due to their short-term nature.

There is no cash and cash equivalents balance classified as held for sale (2021: £nil). The Group has certain cash pooling arrangements in US dollars, sterling and Canadian dollars where both the company and the bank have a legal right of offset. Offsetting amounts are presented gross in the balance sheet. Offset arrangements in respect of derivatives are shown in note 16.

For the purpose of the cash flow statement, cash and cash equivalents are £543m (2021: £937m), which includes £15m (2021: £nil) of overdrafts.

18. Financial liabilities – borrowings

The Group's current and non-current borrowings are as follows:

All figures in £ millions	2022	2021
Non-current		
3.25% US dollar notes 2023 (nominal amount $94m)	–	70
1.375% Euro notes 2025 (nominal amount €300m)	257	257
3.75% GBP notes 2030 (nominal amount £350m)	353	353
Lease liabilities (see note 35)	534	565
	1,144	1,245
Current (due within one year or on demand)		
3.75% US dollar notes 2022 (nominal amount $117m)	–	87
Lease liabilities (see note 35)	71	68
Overdrafts	15	–
	86	155
Total borrowings	1,230	1,400

Included in the non-current borrowings above is £10m of accrued interest (2021: £10m). No accrued interest is included in the current borrowings above (2021: £0.5m). In addition to the above, there are no non-current borrowings (2021: £nil) or current borrowings (2021: £nil) classified as held for sale. The maturities of the Group's non-current borrowings are as follows:

All figures in £ millions	2022	2021
Between one and two years	72	140
Between two and five years	442	435
Over five years	630	670
	1,144	1,245

The carrying amounts and market values of borrowings are as follows:

			2022			2021
All figures in £ millions	Effective interest rate	Carrying value	Market value	Effective interest rate	Carrying value	Market value
3.75% US dollar notes 2022	n/a	–	–	3.94%	87	87
3.25% US dollar notes 2023	n/a	–	–	3.36%	70	71
1.375% Euro notes 2025	1.44%	257	252	1.44%	257	260
3.75% GBP notes 2030	3.93%	353	310	3.93%	353	380
Overdrafts	n/a	15	15	–	–	–
		625	577		767	798

Financial statements

Notes to the consolidated financial statements *continued*

18. Financial liabilities – borrowings continued

The market values stated above are based on clean market prices at the year end or, where these are not available, on the quoted market prices of comparable debt issued by other companies. The effective interest rates above relate to the underlying debt instruments.

The carrying amounts of the Group's borrowings before the effect of derivatives (see notes 16 and 19 for further information on the impact of derivatives) are denominated in the following currencies:

All figures in £ millions	2022	2021
US dollar	276	434
Sterling	672	674
Euro	262	268
Other	20	24
	1,230	1,400

The Group had $1.19bn (£0.9bn) of undrawn capacity on its committed borrowing facilities as at 31 December 2022 (2021: $1.19bn (£0.9bn) undrawn). The committed borrowing facilities have subsequently been reduced to $1bn. In addition, there are a number of short-term facilities that are utilised in the normal course of business. All of the Group's borrowings are unsecured. In respect of lease obligations, the rights to the leased asset revert to the lessor in the event of default.

19. Financial risk management

The Group's approach to the management of financial risks together with sensitivity analyses of its financial instruments is set out below.

Treasury policy

Pearson's treasury policies set out the Group's principles for addressing key financial risks including capital risk, liquidity risk, foreign exchange risk and interest rate risk, and sets out measurable targets for each. The Audit Committee receives quarterly reports incorporating compliance with measurable targets and reviews and approves any changes to treasury policies annually.

The treasury function is permitted to use derivatives where their use reduces a risk or allows a transaction to be undertaken more cost effectively. Derivatives permitted include swaps, forwards and collars to manage foreign exchange and interest rate risk, with foreign exchange swap and forward contracts the most commonly executed. Speculative transactions are not permitted.

Capital risk

The Group's objectives when managing capital are:

— To maintain a strong balance sheet and a solid investment grade rating;
— To continue to invest in the business organically and through acquisitions; and
— To have a sustainable and progressive dividend policy.

At 31 December 2022 the Group and its bonds were rated BBB- (stable outlook) with Fitch Ratings Limited and Baa3 (stable outlook) with Moody's Investor Services.

Net debt

The Group's net debt position is set out below:

All figures in £ millions	2022	2021
Cash and cash equivalents	558	937
Overdrafts	(15)	–
Derivative financial instruments	(6)	(2)
Bonds	(610)	(767)
Investment in finance lease receivable	121	115
Lease liabilities	(605)	(633)
Net debt	**(557)**	**(350)**

There are no balances held for sale as at 31 December 2022 or 31 December 2021.

Interest and foreign exchange rate management

The Group's principal currency exposure is to the US dollar which represents almost 70% of the Group's sales.

The Group's long-term debt is primarily held in US dollars to provide a natural hedge of this exposure, which is achieved through issued US dollar debt or converting euro debt to US dollars using cross-currency swaps, forwards and collars. As at 31 December 2022 and 2021, the Group's debt of £1,230m (2021: £1,400m) is all held at fixed rates.

See note 16 for details of the Group's hedging programme which addresses interest rate risk and foreign currency risk.

Overseas profits are converted to sterling to satisfy sterling cash outflows such as dividends at the prevailing spot rate at the time of the transaction. To the extent the Group has sufficient sterling, US dollars may be held as dollar cash to provide a natural offset to the Group's debt or to satisfy future US dollar cash outflows.

The Group does not have significant cross-border foreign exchange transactional exposures.

As at 31 December 2022, the sensitivity of the carrying value of the Group's financial instruments to fluctuations in interest rates and exchange rates is as follows:

All figures in £ millions	Carrying value	Impact of 1% increase in interest rates	Impact of 1% decrease in interest rates	Impact of 10% strengthening in sterling	2022 Impact of 10% weakening in sterling
Investments in unlisted securities	133	–	–	(10)	12
Other receivable	3	–	–	–	–
Cash and cash equivalents	558	–	–	(25)	31
Derivative financial instruments	(6)	7	(6)	(10)	12
Bonds	(610)	4	(4)	24	(30)
Other borrowings	(620)	–	–	26	(32)
Investment in finance lease receivable	121	–	–	(11)	13
Deferred and contingent consideration	(79)	–	–	4	(5)
Other net financial assets	477	–	–	(38)	47
Total	**(23)**	**11**	**(10)**	**(40)**	**48**

All figures in £ millions	Carrying value	Impact of 1% increase in interest rates	Impact of 1% decrease in interest rates	Impact of 10% strengthening in sterling	2021 Impact of 10% weakening in sterling
Investments in unlisted securities	113	–	–	(9)	11
Other receivable	87	–	–	(8)	10
Cash and cash equivalents	937	–	–	(43)	53
Derivative financial instruments	(2)	6	(6)	(1)	1
Bonds	(767)	5	(5)	37	(45)
Other borrowings	(633)	–	–	57	(70)
Investment in finance lease receivable	115	–	–	(11)	13
Other net financial assets	503	–	–	(42)	51
Total	**353**	**11**	**(11)**	**(20)**	**24**

The table above shows the sensitivities of the fair values of each class of financial instrument to an isolated change in either interest rates or foreign exchange rates. Other net financial assets comprise trade receivables less trade payables. A significant proportion of the movements shown above would impact equity rather than the income statement due to the location and functional currency of the entities in which they arise and the availability of net investment hedging.

The Group's income statement is reported at average rates for the year while the balance sheet is translated at the year-end closing rate. Differences between these rates can distort ratio calculations such as debt to EBITDA and interest cover. Adjusted operating profit translated at year-end closing rates would be £9m higher (2021: £6m higher) than the reported figure of £456m (2021: £385m) at £465m (2021: £391m). Adjusted EBITDA translated at year-end closing rates would be £12m higher (2021: £8m higher) than the reported figure of £667m (2021: £598m) at £679m (2021: £606m).

Financial statements

Notes to the consolidated financial statements *continued*

19. Financial risk management continued

Liquidity and refinancing risk management

The Group regularly reviews the level of cash and debt facilities required to fund its activities. This involves preparing a prudent cash flow forecast for the next three to five years, determining the level of debt facilities required to fund the business, planning for shareholder returns and repayments of maturing debt, and identifying an appropriate amount of headroom to provide a reserve against unexpected outflows.

At 31 December 2022, the Group had cash of £0.5bn (2021: £0.9bn) and no outstanding drawings (2021: £nil) on the US dollar denominated revolving credit facility due 2026 of $1.19bn (2021: $1.19bn).

The $1.19bn facility contains interest cover and leverage covenants which the Group has complied with for the year ended 31 December 2022. The maturity of the carrying values of the Group's borrowings and trade payables are set out in notes 18 and 24 respectively.

At the end of 2022, the currency split of the Group's trade payables was US dollar £234m (2021: £199m), sterling £71m (2021: £76m) and other currencies £43m (2021: £76m). Trade payables are all due within one year (2021: all due within one year).

The table below analyses the Group's bonds and derivative assets and liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. Short dated derivative instruments have not been included in this table. The amounts disclosed in the table are the contractual undiscounted cash flows (including interest) and as such may differ from the amounts disclosed on the balance sheet.

Any cash flows based on a floating rate are calculated using interest rates as set at the date of the last rate reset. Where this is not possible, floating rates are based on interest rates prevailing at 31 December in the relevant year.

Financial counterparty and credit risk management

Financial counterparty and credit risk arises from cash and cash equivalents, favourable derivative financial instruments and deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables. Counterparty credit limits, which take published credit rating and other factors into account, are set to cover the Group's total aggregate exposure to a single financial institution. The limits applicable to published credit rating bands are approved by the Chief Financial Officer within guidelines approved by the Board. Exposures and limits applicable to each financial institution are reviewed on a regular basis.

All figures in £ millions	Greater than one month and less than one year	Later than one year but less than five years	Five years or more	Total	USD	GBP	Other	Total
	Analysed by maturity				*Analysed by currency*			
At 31 December 2022								
Bonds	–	342	389	731	–	455	276	731
Rate derivatives – inflows	(11)	(471)	–	(482)	(24)	(170)	(288)	(482)
Rate derivatives – outflows	1	490	–	491	224	255	12	491
FX forwards – inflows	(304)	–	–	(304)	–	(304)	–	(304)
FX forwards – outflows	313	–	–	313	–	313	–	313
Total	**(1)**	**361**	**389**	**749**	**200**	**549**	**–**	**749**
At 31 December 2021								
Bonds	107	386	403	896	162	468	266	896
Rate derivatives – inflows	(7)	(331)	–	(338)	(9)	(150)	(179)	(338)
Rate derivatives – outflows	12	339	4	355	203	150	2	355
FX forwards – inflows	(148)	–	–	(148)	–	(148)	–	(148)
FX forwards – outflows	148	–	–	148	90	–	58	148
Total	112	394	407	913	446	320	147	913

Cash deposits and derivative transactions are made with approved counterparties up to pre-agreed limits. To manage counterparty risk associated with cash and cash equivalents, the Group uses a mixture of money market funds as well as bank deposits. As at 31 December 2022, 77% (2021: 81%) of cash and cash equivalents was held with investment grade bank counterparties, 8% (2021: 9%) with AAA money market funds and 15% (2021: 10%) with non-investment grade bank counterparties.

For trade receivables and contract assets, the Group's exposure to credit risk is influenced mainly by the individual characteristics of each customer. However, risk associated with the industry and country in which customers operate may also influence the credit risk. The credit quality of customers is assessed by taking into account financial position, past experience and other relevant factors. Individual credit limits are set for each customer based on internal ratings. The compliance with credit limits is regularly monitored by the Group. A default on a trade receivable is when the counterparty fails to make contractual payments within the stated payment terms. Trade receivables and contract assets are written off when there is no reasonable expectation of recovery.

The carrying amounts of financial assets, trade receivables and contract assets represent the maximum credit exposure.

Trade receivables and contract assets are subject to impairment using the expected credit loss model. The Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected credit loss allowance for all trade receivables and contract assets. To measure the expected credit losses, trade receivables and contract assets have been grouped based on shared credit risk characteristics and the days past due. See note 22 for further details about trade receivables and contract assets including movements in provisions for bad and doubtful debts.

20. Intangible assets – product development

All figures in £ millions	2022	2021
Cost		
At 1 January	2,698	2,514
Exchange differences	235	–
Additions	357	287
Disposals and retirements	(191)	(92)
Disposal of subsidiary (note 31)	(186)	(9)
Transfers	5	(2)
At 31 December	**2,918**	2,698
Amortisation		
At 1 January	(1,804)	(1,609)
Exchange differences	(174)	(3)
Charge for the year	(288)	(260)
Impairment	(15)	(19)
Disposals and retirements	191	92
Disposal of subsidiary (note 31)	147	3
Transfers	–	(8)
At 31 December	**(1,943)**	(1,804)
Carrying amounts at 31 December	**975**	894

Product development assets are amortised over their estimated useful economic lives. Product development assets relating to content are amortised over seven years or less, being an estimate of the expected operating lifecycle of the title, with a higher proportion of the amortisation taken in the earlier years. Product development assets relating to product platforms are amortised over 10 years or less. Amortisation is included in the income statement in cost of goods sold.

Product development assets are assessed for impairment triggers on an annual basis or when triggering events occur. In 2022, of the £15m (2021: £19m) impairment charges, £13m (2021: £14m; 2020: £nil) have been recognised as a result of asset write-offs related to the major restructuring programme. The full annual impairment test showed that there is adequate headroom across all product development assets and accordingly no further impairment charges were recognised in 2022 (2021: £nil; 2020: £nil).

21. Inventories

All figures in £ millions	2022	2021
Raw materials	5	7
Work in progress	2	2
Finished goods	93	84
Returns asset	5	5
	105	98

The cost of inventories recognised as an expense and included in the income statement in cost of goods sold amounted to £166m (2021: £171m; 2020: £219m) including £16m (2021: £22m; 2020: £41m) of inventory provisions. None of the inventory is pledged as security. Included within the inventory balance is the estimation of the right to receive goods from contracts with customers via returns. The value of the returns asset is measured at the carrying amount of the assets at the time of sale aligned to the Group's normal inventory valuation methodology less any expected costs to recover the asset and any expected reduction in value. Impairment charges against the inventory returns asset are £nil in 2022 (2021: £nil; 2020: £nil). The returns asset all relates to finished goods. The obsolescence provision takes account of the Group's digital first strategy and the increasing shift towards print on demand. The year-on-year reduction in inventories is due to increased provisions for obsolescence and a reduction in the production of inventory due to the Group's digital first strategy and the increasing shift towards print on demand.

Notes to the consolidated financial statements *continued*

22. Trade and other receivables

All figures in £ millions	2022	2021
Current		
Trade receivables	824	853
Royalty advances	1	2
Prepayments	200	198
Investment in finance lease receivable	17	15
Accrued income	15	14
Other receivables	82	175
	1,139	1,257
Non-current		
Trade receivables	1	1
Royalty advances	5	5
Prepayments	12	10
Investment in finance lease receivable	104	100
Accrued income	2	1
Interest receivable	3	8
Other receivables	12	4
	139	129

Accrued income represents contract assets which are unbilled amounts generally resulting from assessments and services revenue streams where revenue to be recognised over time has been recognised in excess of customer billings to date. Impairment charges on accrued income assets are £nil (2021: £nil). The carrying value of the Group's trade and other receivables approximates its fair value. Trade receivables are stated net of provisions for bad and doubtful debts. In addition to the above, there are trade receivables of £nil (2021: nil) classified as held for sale (see note 32).

The movements in the provision for bad and doubtful debts are as follows:

All figures in £ millions	2022	2021
At beginning of year	(63)	(74)
Exchange differences	(3)	–
Income statement movements	(18)	(15)
Utilised	12	26
Disposal of subsidiary	3	–
At end of year	(69)	(63)

Concentrations of credit risk with respect to trade receivables are limited due to the Group's large number of customers, who are internationally dispersed.

The ageing of the Group's gross trade receivables is as follows:

All figures in £ millions	2022	2021
Within due date and one month past due date	663	766
One to three months past due date	118	58
Three to six months past due date	25	20
Six to nine months past due date	14	13
Nine to 12 months past due date	14	5
More than 12 months past due date	60	55
Gross trade receivables	894	917

The Group reviews its bad debt provision at least twice a year following a detailed review of receivable balances, historical payment profiles, and assessment of relevant forward-looking risk factors including macroeconomic trends. Management believes all the remaining receivable balances are fully recoverable.

The decrease in trade receivables held by the Group is driven by current year disposals. Other current receivables have decreased due to the receipt of deferred proceeds in relation to the US K-12 disposal.

23. Provisions for other liabilities and charges

All figures in £ millions	Property	Disposals and closures	Legal and other	Total
At 1 January 2022	15	2	30	47
Exchange differences	–	–	4	4
Provisions made during the year	9	–	78	87
Provisions reversed during the year	(1)	–	(6)	(7)
Provisions used during the year	(1)	–	(30)	(31)
Disposal of subsidiary	–	–	(1)	(1)
At 31 December 2022	22	2	75	99

Analysis of provisions:

All figures in £ millions	Property	Disposals and closures	Legal and other	Total
2022				
Current	9	2	74	85
Non-current	13	–	1	14
	22	2	75	99
2021				
Current	11	2	27	40
Non-current	4	–	3	7
	15	2	30	47

Property provisions in 2022 and 2021 relate to the simplification of the Group's property portfolio (see note 4). Disposals and closures relate to the disposal of the Pearson Institute of Higher Education.

Legal and other includes legal claims, contract disputes and potential contract losses with the provisions utilised as the cases are settled. Also included in legal and other are other restructuring provisions that are generally utilised within one year.

The year on year increase in provisions is mainly due to the 2022 restructuring programme (see note 4).

24. Trade and other liabilities

All figures in £ millions	2022	2021
Current		
Trade payables	348	351
Sales return liability	53	83
Deferred income	340	330
Interest payable	10	42
Accruals and other liabilities	503	450
	1,254	1,256
Non-current		
Deferred income	60	56
Accruals and other liabilities	60	39
	120	95

The carrying value of the Group's trade and other liabilities approximates its fair value. The deferred income balance comprises contract liabilities in respect of advance payments in assessment, testing and training businesses; subscription income in school and college businesses; and obligations to deliver digital content in future periods. In addition to the above, there are accruals of £nil (2021: £nil) and deferred income of £nil (2021; £nil) classified as held for sale (see note 32). The increase in trade and other liabilities held by the Group is driven by an increase in accruals related to severance arising from the 2022 restructuring programme and the recognition of deferred consideration in relation to acquisitions made in 2022.

Financial statements

Notes to the consolidated financial statements *continued*

25. Retirement benefit and other post-retirement obligations

Background

The Group operates a number of defined benefit and defined contribution retirement plans throughout the world.

The largest plan is the Pearson Pension Plan (UK Group plan) in the UK, which is sectionalised to provide both defined benefit and defined contribution pension benefits. The defined benefit section was largely closed to new members from 1 November 2006. The defined contribution section, opened in 2003, is open to new and existing employees. Finally, there is a separate section within the UK Group plan set up for auto-enrolment.

The defined benefit section of the UK Group plan is a final salary pension plan which provides benefits to members in the form of a guaranteed level of pension payable for life. The level of benefits depends on the length of service and final pensionable pay.

The defined contribution section of the UK Group plan operates a Reference Scheme Test (RST) pension underpin for its members. Where a member's fund value is insufficient to purchase the RST pension upon retirement, the UK Group plan is liable for the shortfall to cover the member's RST pension. In addition, in recent years, the scheme rules were amended to enable members who have sufficient funds to purchase an RST pension the ability to convert their fund value into a pension in the UK Group plan as an alternative to purchasing an annuity with an insurer. The Group recognises any assets and liabilities relating to these features of the defined contribution section as part of the overall UK Group plan obligation. From 1 January 2021, the Group also recognised the assets and liabilities for all members of the defined contribution section of the UK Group plan, accounting for the whole defined contribution section as a defined benefit scheme under IAS 19 'Employee Benefits' as there is a risk the underpin will require the Group to pay further contributions to the scheme.

The UK Group plan is funded with benefit payments from trustee-administered funds. The UK Group plan is administered in accordance with the Trust Deed and Rules in the interests of its beneficiaries by Pearson Pension Trustee Limited.

At 31 December 2022, the UK Group plan had approximately 26,500 members, analysed in the following table:

All figures in %	Active	Deferred	Pensioners	Total
Defined benefit	–	16	33	49
Defined contribution	12	39	–	51
Total	**12**	**55**	**33**	**100**

The other major defined benefit plans are based in the US. These are also final salary pension plans which provide benefits to members in the form of a guaranteed pension payable for life, with the level of benefits dependent on length of service and final pensionable pay. The majority of the US plans are fully funded.

The Group also has several post-retirement medical benefit plans (PRMBs), principally in the US. PRMBs are unfunded but are accounted for and valued similarly to defined benefit pension plans.

The defined benefit schemes expose the Group to actuarial risks, such as life expectancy, inflation risks and investment risk including asset volatility and changes in bond yields. The Group is not exposed to any unusual, entity-specific or plan-specific risks.

> **KJ** Key judgements
>
> Whether the Group will be eligible to receive the surplus associated with the UK Group Pension Plan in recognising a pension asset.
>
> **KE** Key areas of estimation
>
> The determination of the pension cost and defined benefit obligation of the Group's defined benefit pension schemes depends on the selection of certain assumptions, which include the discount rate, inflation rate, salary growth and longevity.

Assumptions

The principal assumptions used for the UK Group plan and the US PRMB are shown below. Weighted average assumptions have been shown for the other plans, which primarily relate to US pension plans.

	2022			2021			2020		
All figures in %	UK Group plan	Other plans	PRMB	UK Group plan	Other plans	PRMB	UK Group plan	Other plans	PRMB
Inflation	3.4	2.0	–	3.3	1.4	–	2.9	0.6	–
Rate used to discount plan liabilities	4.9	5.3	5.3	1.9	2.8	2.6	1.4	2.2	2.1
Expected rate of increase in salaries	3.9	2.9	–	3.8	2.7	–	3.4	2.2	–
Expected rate of increase for pensions in payment and deferred pensions	1.95 to 5.20	–	–	2.35 to 5.10	–	–	2.05 to 5.05	–	–
Initial rate of increase in healthcare rate	–	–	6.5	–	–	6.3	–	–	6.5
Ultimate rate of increase in healthcare rate	–	–	5.0	–	–	5.0	–	–	5.0

The UK discount rate is based on corporate bond yields adjusted to reflect the duration of liabilities.

The inflation rate for the UK Group plan of 3.4% (2021: 3.3%) reflects the RPI rate. In line with changes to legislation in 2010, certain benefits have been calculated with reference to CPI as the inflationary measure and in these instances a rate of 2.7% (2021: 2.6%) has been used. The CPI rate is determined as a weighted average deduction from the RPI rate, and allows for the expected change to the formula for calculating RPI to be in line with CPIH from 2030 onwards.

For the UK Group plan, the mortality base table assumptions are derived from the SAPS S3 for males and females, adjusted to reflect the observed experience of the plan, with CMI model improvement factors. A 1.5% long-term rate improvement on the CMI 2021 model is applied for both males and females, with a weighting to 2021 mortality experience in the CMI model of 10% to make an approximate allowance for the impact of the COVID-19 pandemic. The analysis of experience, and standard tables, do not reflect the impact of the ongoing COVID-19 pandemic, the ultimate impact of which remains uncertain.

For the US plans, a mortality table (Pri – 2012) and 2021 improvement scale (MP – 2021) with generational projection for male and female annuitants has been adopted.

Using the above tables, the remaining average life expectancy in years of a pensioner retiring at age 65 on the balance sheet date for the UK Group plan and US plans is as follows:

	UK			US		
All figures in years	2022	2021	2020	2022	2021	2020
Male	22.5	22.6	24.0	20.6	20.5	20.4
Female	24.7	24.8	24.3	22.6	22.5	22.4

The remaining average life expectancy in years of a pensioner retiring at age 65, 20 years after the balance sheet date, for the UK and US Group plans is as follows:

	UK			US		
All figures in years	2022	2021	2020	2022	2021	2020
Male	24.1	24.2	25.6	22.1	22.0	21.9
Female	26.4	26.5	26.1	24.0	23.9	23.8

Although the Group anticipates that plan surpluses will be utilised during the life of the plan to address member benefits, the Group recognises it's pension surplus in full in respect of the UK Group plan on the basis that it is management's judgement that there are no substantive restrictions on the return of residual plan assets in the event of a winding up of the plan after all member obligations have been met.

Notes to the consolidated financial statements *continued*

25. Retirement benefit and other post-retirement obligations continued

Financial statement information

The amounts recognised in the income statement are as follows:

All figures in £ millions	UK Group plan	Defined benefit other	Sub-total	Defined contribution	PRMB	2022 Total
Current service cost	17	2	19	46	–	65
Past service cost	3	–	3	–	–	3
Administration expenses	7	–	7	–	–	7
Total operating expense	27	2	29	46	–	75
Interest on plan assets	(77)	(3)	(80)	–	–	(80)
Interest on plan liabilities	67	3	70	–	1	71
Net finance (income)/expense	(10)	–	(10)	–	1	(9)
Net income statement charge	17	2	19	46	1	66

All figures in £ millions	UK Group plan	Defined benefit other	Sub-total	Defined contribution	PRMB	2021 Total
Current service cost	17	2	19	37	–	56
Past service cost	–	–	–	–	–	–
Administration expenses	6	–	6	–	–	6
Total operating expense	23	2	25	37	–	62
Interest on plan assets	(55)	(2)	(57)	–	–	(57)
Interest on plan liabilities	49	3	52	–	1	53
Net finance (income)/expense	(6)	1	(5)	–	1	(4)
Net income statement charge	17	3	20	37	1	58

All figures in £ millions	UK Group plan	Defined benefit other	Sub-total	Defined contribution	PRMB	2020 Total
Current service cost	6	2	8	47	–	55
Past service cost	1	–	1	–	–	1
Curtailments	–	(1)	(1)	–	–	(1)
Administration expenses	5	–	5	–	–	5
Total operating expense	12	1	13	47	–	60
Interest on plan assets	(66)	(3)	(69)	–	–	(69)
Interest on plan liabilities	57	5	62	–	1	63
Net finance (income)/expense	(9)	2	(7)	–	1	(6)
Net income statement charge	3	3	6	47	1	54

The amounts recognised in the balance sheet are as follows:

All figures in £ millions	UK Group plan	Other funded plans	Other unfunded plans	2022 Total	UK Group plan	Other funded plans	Other unfunded plans	2021 Total
Fair value of plan assets	3,088	104	–	3,192	4,125	120	–	4,245
Present value of defined benefit obligation	(2,514)	(106)	(17)	(2,637)	(3,588)	(123)	(20)	(3,731)
Net pension asset/(liability)	574	(2)	(17)	555	537	(3)	(20)	514
Other post-retirement medical benefit obligation				(25)				(34)
Other pension accruals				(10)				(9)
Net retirement benefit asset				520				471
Analysed as:								
Retirement benefit assets				581				537
Retirement benefit obligations				(61)				(66)

The following gains/(losses) have been recognised in other comprehensive income:

All figures in £ millions	2022	2021	2020
Amounts recognised for defined benefit plans	44	145	(24)
Amounts recognised for post-retirement medical benefit plans	10	4	1
Total recognised in year	54	149	(23)

The fair value of plan assets comprises the following:

All figures in %	UK Group plan	Other funded plans	2022 Total	UK Group plan	Other funded plans	2021 Total
Insurance	33	–	33	35	–	35
Equities	15	1	16	11	1	12
Fixed interest securities	7	2	9	7	2	9
Property	6	–	6	5	–	5
Pooled asset investment funds (including LDI)	22	–	22	30	–	30
Other	14	–	14	9	–	9

The plan assets do not include any of the Group's own financial instruments, or any property occupied by the Group. The table below further disaggregates the plan assets into those assets which have a quoted market price in an active market and those that do not:

All figures in %	2022 Quoted market price	No quoted market price	2021 Quoted market price	No quoted market price
Insurance	33	–	35	–
Equities	16	–	11	1
Fixed-interest securities	9	–	9	–
Property	–	6	–	5
Pooled asset investment funds (including LDI)	22	–	30	–
Other	1	13	–	9
Total	81	19	85	15

Notes to the consolidated financial statements *continued*

25. Retirement benefit and other post-retirement obligations continued

Financial statement information continued

The liquidity profile of the UK Group plan assets is as follows:

All figures in %	2022	2021
Liquid – call <1 month	47	51
Less liquid – call 1–3 months	2	–
Illiquid – call >3 months	51	49

Changes in the values of plan assets and liabilities of the retirement benefit plans are as follows:

		2022			2021	
All figures in £ millions	UK Group plan	Other plans	Total	UK Group plan	Other plans	Total
Fair value of plan assets						
Opening fair value of plan assets	4,125	120	4,245	3,588	119	3,707
Recognition of Money Purchase assets	–	–	–	513	–	513
Exchange differences	–	12	12	–	2	2
Interest on plan assets	77	3	80	55	2	57
Return on plan assets excluding interest	(1,000)	(18)	(1,018)	71	6	77
Contributions by employer	15	2	17	14	1	15
Benefits paid	(136)	(15)	(151)	(123)	(10)	(133)
Contributions by employees	7	–	7	7	–	7
Closing fair value of plan assets	**3,088**	**104**	**3,192**	4,125	120	4,245
Present value of defined benefit obligation						
Opening defined benefit obligation	(3,588)	(143)	(3,731)	(3,178)	(156)	(3,334)
Recognition of Money Purchase liabilities	–	–	–	(513)	–	(513)
Exchange differences	–	(14)	(14)	–	(1)	(1)
Disposals	–	1	1	–	–	–
Current service cost	(17)	(2)	(19)	(17)	(2)	(19)
Past service cost	(3)	–	(3)	–	–	–
Administration expenses	(7)	–	(7)	(6)	–	(6)
Interest on plan liabilities	(67)	(3)	(70)	(49)	(3)	(52)
Actuarial (losses)/gains – experience	(25)	(2)	(27)	(100)	3	(97)
Actuarial gains/(losses) – demographic	14	–	14	(1)	–	(1)
Actuarial gains – financial	1,050	25	1,075	160	6	166
Contributions by employees	(7)	–	(7)	(7)	–	(7)
Benefits paid	136	15	151	123	10	133
Closing defined benefit obligation	**(2,514)**	**(123)**	**(2,637)**	(3,588)	(143)	(3,731)

From 1 January 2021, the Group has recognised the assets and liabilities for all members of the defined contribution section of the UK Group plan, accounting for the whole defined contribution section as a defined benefit scheme under IAS 19 'Employee Benefits'. The net impact on the balance sheet was £nil, however, the gross amounts of £513m can be seen in the table above. Subsequent movements to those assets and liabilities are included in the relevant lines in the table above.

The weighted average duration of the defined benefit obligation is 13 years for the UK and six years for the US.

Changes in the value of the US PRMB are as follows:

All figures in £ millions	2022	2021
Opening defined benefit obligation	(34)	(39)
Exchange differences	(3)	(1)
Interest on plan liabilities	(1)	(1)
Actuarial gains – experience	5	2
Actuarial gains – financial	5	2
Benefits paid	3	3
Closing defined benefit obligation	**(25)**	**(34)**

Funding

The UK Group plan is self-administered with the plan's assets being held independently of the Group in trust. The trustee of the UK Group plan is required to act in the best interest of the plan's beneficiaries. The most recent triennial actuarial valuation for funding purposes was completed as at 1 January 2021 and this valuation revealed a technical provision funding surplus of £160m. The UK Group plan expects to be able to provide benefits (in accordance with the plan rules) with a very low level of reliance on future funding from the Group.

Assets of the UK Group plan are divided into two main elements: liability matching assets and return seeking assets. The UK Group plan's investment strategy allocates approximately 95% to matching assets and 5% to return-seeking assets.

Liability matching assets are assets that produce cash flows that can be expected to match the cash flows for a proportion of the membership, and include a liability-driven investment mandate (LDI) for which a Qualifying Investor Alternative Investment Fund (QIAIF) was established, managed by a subsidiary of Legal & General Investment Management. The QIAIF invests in UK bonds, interest rate/inflation swaps and other derivative instruments in order to reduce interest rate and inflation risks using accurate cash flow matching and risk control. Other liability matching assets include pensioner buy-in insurance policies, bonds and inflation-linked property and infrastructure.

Following the purchase of buy-in policies with Legal & General and Aviva in 2017 and 2019, 95% of the UK Group plan's pensioner liabilities were matched with buy-in policies. These transfer significant longevity risk to Aviva and Legal & General, reducing the pension risks being underwritten by the Group and providing additional security for members.

Return-seeking assets are assets invested with a longer-term horizon to generate the returns needed to provide the remaining expected cash flows for the beneficiaries, and include diversified growth funds, property and alternative asset classes.

Recent economic and geopolitical uncertainty has increased volatility in the valuation of certain assets, in particular the LDI and insurance contracts. However, these movements are offset by equivalent movements in the defined benefit obligation. The UK Group plan divides its assets between a number of investment managers and across different types of assets, as such there is no significant concentration of risk.

Regular employer contributions to the UK Group plan in respect of the defined benefit sections are estimated to be £nil for 2023.

Sensitivities

The effect of a one percentage point increase and decrease in the discount rate on the defined benefit obligation and the total pension expense is as follows:

	2022	
All figures in £ millions	1% increase	1% decrease
Effect:		
(Decrease)/increase in defined benefit obligation – UK Group plan	(209)	261
(Decrease)/increase in defined benefit obligation – US plan	(7)	7

The effect of members living one year more or one year less on the defined benefit obligation is as follows:

	2022	
All figures in £ millions	One year increase	One year decrease
Effect:		
Increase/(decrease) in defined benefit obligation – UK Group plan	59	(59)
Increase/(decrease) in defined benefit obligation – US plan	3	(2)

Notes to the consolidated financial statements *continued*

25. Retirement benefit and other post-retirement obligations continued

The effect of a half percentage point increase and decrease in the inflation rate is as follows:

	2022	
All figures in £ millions	0.5% increase	0.5% decrease
Effect:		
Increase/(decrease) in defined benefit obligation – UK Group plan	59	(57)
Increase/(decrease) in defined benefit obligation – US plan	–	–

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant, although in practice this is unlikely to occur and changes in some assumptions may be correlated. When calculating these sensitivities, the same method has been applied to calculate the defined benefit obligation as has been applied when calculating the liability recognised in the balance sheet. This methodology is the same as prior periods.

26. Share-based payments

The Group recognised the following charges in the income statement in respect of its equity-settled share-based payment plans:

All figures in £ millions	2022	2021	2020
Pearson plans	38	28	29

The Group operates the following equity-settled employee option and share plans:

Worldwide Save for Shares Plan – The Group has a Worldwide Save for Shares Plan. Under these plans, employees can save a portion of their monthly salary over a period of three years. At the end of this period, the employee has the option to purchase ordinary shares with the accumulated funds at a purchase price equal to 80% of the market price prevailing at the time of the commencement of the employee's participation in the plan. Options that are not exercised within six months of the end of the savings period lapse unconditionally.

Employee Stock Purchase Plan – In 2000, the Group established an Employee Stock Purchase Plan which allows all employees in the US to save a portion of their monthly salary over six-month periods. At the end of the period, the employee has the option to purchase American Depositary Receipts (ADRs) with their accumulated funds at a purchase price equal to 85% of the lower of the market prices prevailing at the beginning or end of the period.

Long-Term Incentive Plan – The plan was first introduced in 2001 and from time to time the plan rules are renewed. The plan consists of restricted shares. The vesting of restricted shares is normally dependent on continuing service over a three to five-year period, and in the case of Executive Directors and senior management upon the satisfaction of corporate performance targets over a three-year period. These targets may be based on market and/or non-market performance criteria. Restricted shares awarded to Executive Directors in May 2022, May 2021 and May 2020 vest dependent on relative total shareholder return, return on invested capital and adjusted earnings per share growth. These awards are in addition to the 2020 one-off co-investment award for the Chief Executive, vesting in three equal tranches based on market and non-market performance criteria. The applicable market condition for the vesting of the final tranche is on total shareholder return. Other restricted shares awarded in 2022, 2021 and 2020 generally vest depending on continuing service over periods of up to four years. Included within the total share-based payments charge in 2022 was £3m (2021: £nil; 2020: £nil) in respect of remuneration for post-acquisition services for recent acquisitions, which was included within other net gains and losses in the income statement.

Management Incentive Plan – The plan was introduced in 2017 combining the Group's Annual Incentive Plan and Long-Term Incentive Plan for senior management. The number of shares to be granted to participants is dependent on Group performance in the calendar year preceding the date of grant (on the same basis as the Annual Incentive Plan). Subsequently, the shares vest dependent on continuing service over a three-year period, and additionally, in the case of the Pearson Executive Management team, upon satisfaction of non-market based performance criteria as determined by the Remuneration Committee. Restricted shares awarded as part of the 2020 Management Incentive Plan were granted in April 2021. In 2021 this scheme was replaced by the Long-Term Incentive Plan for senior management.

The following shares were granted under restricted share arrangements:

	2022		2021	
	Number of shares 000s	Weighted average fair value £	Number of shares 000s	Weighted average fair value £
Long-Term Incentive Plan	7,584	7.61	6,394	7.27
Management Incentive Plan	–	–	630	7.71

In 2022, £26m of shares vested across the Worldwide Save for Shares Plan, the Long-Term Incentive Plan and the Management Incentive Plan.

The fair value of shares granted under the Long-Term Incentive Plan and the Management Incentive Plan that vest unconditionally is determined using the share price at the date of grant. Participants under the plans are entitled to dividends during the vesting period and therefore the share price is not discounted.

Restricted shares with a market performance condition were valued by an independent actuary using a Monte Carlo model. Restricted shares with a non-market performance condition were fair valued based on the share price at the date of grant. Non-market performance conditions are taken into consideration by adjusting the number of shares expected to vest based on the most likely outcome of the relevant performance criteria.

27. Share capital and share premium

	Number of shares 000s	Share capital £m	Share premium £m
At 1 January 2021	753,258	188	2,620
Issue of ordinary shares – share option schemes	3,544	1	6
Purchase of own shares	–	–	–
At 31 December 2021	756,802	189	2,626
Issue of ordinary shares – share option schemes	1,199	–	7
Purchase of own shares	(42,268)	(10)	–
At 31 December 2022	715,733	179	2,633

The ordinary shares have a par value of 25p per share (2021: 25p per share). All issued shares are fully paid. All shareholders are entitled to receive dividends and vote at general meetings of the company. All shares have the same rights.

On 24 February 2022, the Board approved a £350m share buyback programme in order to return capital to shareholders. During the year, approximately 42m shares were bought back and cancelled at a cost of £353m. The nominal value of these shares, £10m, was transferred to the capital redemption reserve, and the remainder of the purchase price is recorded within retained earnings. In 2021, no shares were bought back.

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximising the return to shareholders through the optimisation of the debt and equity balance.

The capital structure of the Group consists of debt (see note 18), cash and cash equivalents (see note 17) and equity attributable to equity holders of the parent, comprising issued capital, reserves and retained earnings.

The Group reviews its capital structure on a regular basis and will balance its overall capital structure through payments of dividends, new share issues as well as the issue of new debt or the redemption of existing debt in line with the financial risk policies outlined in note 19.

28. Treasury shares

	Number of shares 000s	£m
At 1 January 2021	903	7
Purchase of treasury shares	2,158	16
Newly issued treasury shares	2,500	1
Release of treasury shares	(3,990)	(12)
At 31 December 2021	1,571	12
Purchase of treasury shares	4,513	37
Release of treasury shares	(4,220)	(34)
At 31 December 2022	1,864	15

The Group holds Pearson plc shares in trust to satisfy its obligations under its restricted share plans (see note 26). These shares, representing 0.3% (2021: 0.2%) of called-up share capital, are treated as treasury shares for accounting purposes and have a par value of 25p per share.

The nominal value of Pearson plc treasury shares amounts to £0.5m (2021: £0.4m). Dividends on treasury shares are waived.

At 31 December 2022, the market value of Pearson plc treasury shares was £18m (2021: £10m).

Notes to the consolidated financial statements *continued*

29. Other comprehensive income

| | | Attributable to equity holders of the company | | | | **2022** |
All figures in £ millions	**Fair value reserve**	**Translation reserve**	**Retained earnings**	**Total**	**Non-controlling interest**	**Total**
Items that may be reclassified to the income statement						
Net exchange differences on translation of foreign operations	–	328	–	328	2	330
Currency translation adjustment disposed	–	(5)	–	(5)	–	(5)
Attributable tax	–	–	4	4	–	4
Items that are not reclassified to the income statement						
Fair value gain on other financial assets	18	–	–	18	–	18
Attributable tax	–	–	1	1	–	1
Remeasurement of retirement benefit obligations	–	–	54	54	–	54
Attributable tax	–	–	(12)	(12)	–	(12)
Other comprehensive income/(expense) for the year	**18**	**323**	**47**	**388**	**2**	**390**

| | | Attributable to equity holders of the company | | | | 2021[1] |
All figures in £ millions	Fair value reserve	Translation reserve	Retained earnings	Total	Non-controlling interest	Total
Items that may be reclassified to the income statement						
Net exchange differences on translation of foreign operations	–	(6)	–	(6)	–	(6)
Currency translation adjustment disposed	–	4	–	4	–	4
Attributable tax	–	–	10	10	–	10
Items that are not reclassified to the income statement						
Fair value gain on other financial assets	4	–	–	4	–	4
Attributable tax	–	–	(1)	(1)	–	(1)
Remeasurement of retirement benefit obligations	–	–	149	149	–	149
Attributable tax	–	–	(61)	(61)	–	(61)
Other comprehensive income/(expense) for the year	**4**	**(2)**	**97**	**99**	**–**	**99**

1. Comparative balances have been restated – see Note 1b.

| | | Attributable to equity holders of the company | | | | 2020[1] |
All figures in £ millions	Fair value reserve	Translation reserve	Retained earnings	Total	Non-controlling interest	Total
Items that may be reclassified to the income statement						
Net exchange differences on translation of foreign operations	–	(109)	–	(109)	–	(109)
Currency translation adjustment disposed	–	(70)	–	(70)	–	(70)
Attributable tax	–	–	(13)	(13)	–	(13)
Items that are not reclassified to the income statement						
Fair value gain/(loss) on other financial assets	(12)	–	–	(12)	–	(12)
Attributable tax	–	–	–	–	–	–
Remeasurement of retirement benefit obligations	–	–	(23)	(23)	–	(23)
Attributable tax	–	–	2	2	–	2
Other comprehensive income/(expense) for the year	**(12)**	**(179)**	**(34)**	**(225)**	**–**	**(225)**

1. Comparative balances have been restated – see Note 1b.

30. Business combinations

On 28 January 2022, the Group acquired 100% of the share capital in Credly Inc (Credly), having previously held a 19.9% interest in the company. Credly was founded in 2012 in New York and is a digital credential service provider whose platform enables customers to design, create, issue and manage digital credentials. It now forms part of the Workforce Skills division. Total consideration was £149m comprising upfront cash consideration of £107m, Pearson's existing interest valued at £31m and £11m of deferred consideration. The deferred consideration is payable in two years, with additional amounts being payable if certain revenue and non-financial targets are met, and dependent on continuing employment, and therefore these additional amounts will be expensed over the period and are not treated as consideration.

On 28 April 2022, the Group acquired 100% of the share capital of ATI STUDIOS A.P.P.S S.R.L (Mondly), a global online learning platform offering customers learning in English and 40 other languages via its app, website, virtual reality and augmented reality products. It now forms part of the English Language Learning division. Total consideration was £135m comprising upfront cash consideration of £105m, and deferred consideration of £30m. The deferred consideration is payable over the next two years with no performance conditions attached. In addition, a further $29.6m (c£24m) of cash and $10m (c£8m) in shares will be paid over the next four years, dependent on continuing employment, and therefore these additional amounts will be expensed over the period and are not treated as consideration.

These transactions have resulted in the recognition of £202m of goodwill, which represents the expected growth through new products and customers, the workforce and know-how acquired and the anticipated synergies, none of which can be recognised as separate intangible assets. The goodwill is not deductible for tax purposes.

Intangible assets of £99m have been recognised in respect of Credly and Mondly. The valuations of these assets were carried out by third party specialists, and were based on discounted cash flow models. The key assumptions that feed into the valuations are the cash flow forecasts, revenue projections from existing customers, forecasted profit margins and discount rates. For Credly, £49m of intangible assets were recognised, mainly relating to the existing customer relationships that will be amortised over 20 years, and technology which will be amortised over five years. For Mondly, £50m of intangible assets were recognised, the majority of which relates to acquired technology, and will be amortised over periods up to seven years.

In 2022, the Group also made three smaller acquisitions in the period for total consideration of £11m. In December 2022, the Group announced that it had signed a deal to acquire 100% of Personnel Decisions Research Institutes, LLC, the transaction has not yet completed.

In September 2021, Pearson completed the acquisition of 100% of the share capital of Faethm Holdings Pty Limited (Faethm), having already held 9% of the share capital previously. Faethm uses artificial intelligence and analytics services to help governments, companies and workers understand the dynamic forces shaping the labour market. Faethm now forms part of the Workforce Skills division. The total consideration for the transaction was £65m, which included £10m of contingent consideration, dependent upon meeting certain earnings targets. The contingent consideration was valued at the net present value of the Group's best estimate of the amount that will be payable. In 2022, contingent consideration amounts have been settled resulting in the recognition of an £8m gain in the income statement within other net gains and losses.

In addition, the Group made two additional acquisitions of subsidiaries for total consideration of £11m. In both cases, the Group acquired 100% of the share capital of the respective entities. Opinion Interactive LLC (also known as Spotlight Education) was acquired in February 2021. MZ Development Inc. was acquired in July 2021. Both form part of the Assessment & Qualifications division.

The Group also made additional investments in associates, which are detailed in note 12, and are not included below.

Details of the fair values of the assets and liabilities recognised at the acquisition date and the related consideration is shown in the table below. Amounts for intangible assets and goodwill for Mondly are provisional as management finalise reviews of the asset valuations. There were no significant acquisitions in 2020.

All figures in £ millions	2022 **Credly**	2022 **Mondly**	2022 **Other**	**2022 Total**	2021 Total	2020 Total
Intangible assets	49	50	11	110	27	–
Deferred tax asset	7	1	–	8	11	–
Trade and other receivables	6	2	–	8	2	–
Cash and cash equivalents	12	1	–	13	4	–
Trade and other liabilities	(18)	(8)	–	(26)	(5)	–
Deferred tax liabilities	(12)	(8)	(2)	(22)	(6)	–
Net assets acquired	**44**	**38**	**9**	**91**	**33**	**–**
Goodwill	105	97	2	204	43	–
Total	**149**	**135**	**11**	**295**	**76**	**–**
Satisfied by:						
Cash consideration	107	105	11	223	54	–
Contingent or deferred consideration	11	30	–	41	16	–
Fair value of existing investment	31	–	–	31	6	–
Total consideration	**149**	**135**	**11**	**295**	**76**	**–**

Credly generated revenues of £13m and a loss after tax of £4m for the period from acquisition date to 31 December 2022. Mondly generated revenues of £11m and a profit after tax of £3m for the period from acquisition date to 31 December 2022. If the acquisitions had occurred on 1 January 2022, the Group's revenue would have been £7m higher and the profit after tax would not have been materially different.

Financial statements

Notes to the consolidated financial statements *continued*

30. Business combinations continued

Total acquisition related costs of £20m were recognised in 2022 within other net gains and losses.

The net cash outflows related to the acquisitions are set out in the table below. In addition to the current year acquisitions, the other net cash outflows on acquisition of subsidiaries in 2022 and 2021 relate to deferred payments for prior year acquisitions.

All figures in £ millions	2022 Total	2021 Total	2020 Total
Cash flow on acquisitions			
Cash – current year acquisitions	(223)	(54)	–
Cash and cash equivalents acquired	13	4	–
Deferred payments for prior year acquisitions and other items	(10)	(4)	(6)
Acquisition costs paid	(8)	(1)	–
Net cash outflow	(228)	(55)	(6)

31. Disposals and business closures

In March 2021, the Group announced that it was launching a strategic review of its international courseware local publishing businesses. In 2022, the Group disposed of its interests in the Canadian educational publisher (ERPI), Pearson Italia S.p.A, Stark Verlag GmbH, Austin Education (Hong Kong) Limited, Pearson South Africa (Pty) Ltd and various other South African companies. Total cash consideration received was £287m resulting in a pre-tax gain on disposal of £42m. All entities disposed of were previously in the Strategic Review segment. £5m of losses arose from other immaterial disposals and costs related to the wind-down of certain businesses.

Whether the associated results and cash flows of the businesses disposed in 2022 should be classified and presented as discontinued operations is a significant judgement. The Group's judgement is that the results and cash flows of the related businesses should not be classified and presented as discontinued operations. The basis of this judgement is that the businesses disposed do not constitute a separate major line of business or geographical area of operations. The Group will continue to operate in the international K12 courseware market and in all geographical areas where disposals have taken place. All of the businesses subject to this judgement are within the Strategic Review segment and represent £126m of sales for the year ended 31 December 2022 out of the total sales in the Strategic Review segment of £154m. If the Group had concluded that these businesses represented discontinued operations, their results and the related gains on disposal would not have been included within each of the continuing operations income statement lines. Profit for the period from continuing operations would have been £52m lower and this amount would have been separately presented as profit for the period from discontinued operations as a single line item. Adjusted operating profit would be unchanged.

In February 2021, the Group completed the sale of its interests in the Pearson Institute of Higher Education (PIHE) in South Africa resulting in a pre-tax loss of £5m. In October 2021, the sale of the Group's interests in K12 Sistemas in Brazil was also completed for consideration of £108 million, resulting in a gain on sale of £84m. There were no other business disposals in 2021 and additional losses of £14m relate to other disposal costs including costs related to the wind-down of certain businesses under strategic review.

In April 2020, the Group completed the sale of the remaining 25% interest in Penguin Random House resulting in a pre-tax profit of £180m. There were no other material disposals in 2020. Deferred proceeds relating to the K12 sale were received in 2022, 2021 and 2020 (see note 14).

None of the 2021 or 2020 disposals met the criteria to be considered a discontinued operation on the basis that they did not represent major lines of business or geographical areas of operations.

The table below shows a summary of the assets and liabilities disposed of:

All figures in £ millions	Notes	2022	2021	2020
Disposal of subsidiaries and associates				
Intangible assets, including goodwill		(77)	(3)	–
Property, plant and equipment		(11)	(48)	–
Investments in joint ventures and associates		–	–	(418)
Intangible assets – product development		(39)	(6)	–
Inventories		(33)	(2)	–
Trade and other receivables		(106)	(6)	–
Deferred tax		(12)	–	–
Cash and cash equivalents (excluding overdrafts)		(21)	(24)	–
Provisions for other liabilities and charges		1	3	–
Retirement benefit obligations		2	–	–
Trade and other liabilities		52	4	–
Financial liabilities – borrowings		8	67	–
Net assets disposed		(236)	(15)	(418)
Cumulative currency translation adjustment		5	(4)	70
Cash proceeds		291	108	531
Deferred proceeds		2	–	–
Costs of disposal		(25)	(24)	1
Gain on disposal		37	65	184

All figures in £ millions	2022	2021	2020
Cash flow from disposals			
Proceeds – current year disposals	291	108	531
Proceeds – prior year disposals	86	16	105
Cash and cash equivalents disposed	(21)	(24)	–
Costs and other disposal liabilities paid	(23)	(17)	(5)
Net cash inflow	333	83	631
Analysed as:			
Cash inflow from disposal of subsidiaries	333	83	100
Cash inflow from disposal of joint ventures and associates	–	–	531

Notes to the consolidated financial statements *continued*

32. Held for sale

At 31 December 2022, the Group has entered into an agreement to dispose of a property that was previously accounted for as investment property. The sale is expected to complete in 2023. Two other properties are currently also in the process of being sold, with the sales also expected to complete in 2023. The properties are all classified as held for sale and have a carrying value of £16m as at 31 December 2022.

At 31 December 2021, only one property, which was disposed of in 2022, was classified as held for sale, and had a carrying value of £7m as at 31 December 2021. The businesses that were included in the Strategic Review segment as at 31 December 2021 did not meet the criteria for classification as held for sale as at 31 December 2021 on the basis that the Group was not sufficiently advanced in the sales process at that time for the sale to be considered highly probable.

The held for sale balances are analysed as follows:

All figures in £ millions	2022 Total	2021 Total
Non-current assets		
Property, plant and equipment	16	7
	16	7
Assets classified as held for sale	16	7
Net assets classified as held for sale	16	7

33. Cash generated from operations

Operating cash flow and free cash flow are non-GAAP measures and have been disclosed as they are part of the Group's corporate and operating measures. These measures are presented in order to align the cash flows with corresponding adjusted profit measures. The table below reconciles the statutory profit and cash flow measures to the corresponding adjusted measures. The table on the next page reconciles operating cash flow to net debt.

all figures in £ million	Statutory measures	Cost of major restructuring	Other net gains and losses	Intangible charges	UK Pension discretionary increases	Purchase/ disposal of PPE and software*	Net addition of right-of-use assets*	Dividends from joint ventures and associates	Adjusted measures	
					2022					
Operating profit	271	150	(24)	56	3	–	–	–	456	Adjusted operating profit
Net Cash generated from operations	527	35	–	–	–	(133)	(29)	1	401	Operating cash flow
					2021					
Operating profit	183	214	(63)	51	–	–	–	–	385	Adjusted operating profit
Net Cash generated from operations	570	24	–	–	–	(176)	(30)	–	388	Operating cash flow
					2020					
Operating profit	411	–	(178)	80	–	–	–	–	313	Adjusted operating profit
Net Cash generated from operations	450	38	–	–	–	(134)	(43)	4	315	Operating cash flow

* Includes Investment property

All figures in £ millions	2022	2021	2020
Operating cash flow	401	388	315
Tax paid	(109)	(177)	2
Net finance costs paid	(35)	(54)	(50)
Net costs paid for major restructuring	(35)	(24)	(38)
Free cash flow	222	133	229
Dividends paid (including to non-controlling interests)	(157)	(149)	(147)
Net movement of funds from operations	65	(16)	82
Acquisitions and disposals	105	62	619
Disposal of lease liabilities	8	67	–
Loans repaid	–	–	48
Net equity transactions	(383)	(10)	(176)
Other movements on financial instruments	(2)	10	(20)
Movement in net debt	(207)	113	553
Opening net debt	(350)	(463)	(1,016)
Closing net debt	(557)	(350)	(463)

Notes to the consolidated financial statements *continued*

33. Cash generated from operations continued

Net cash generated from operations is translated at an exchange rate approximating the rate at the date of cash flow. The difference between this rate and the average rate used to translate profit gives rise to a currency adjustment in the reconciliation between net profit and net cash generated from operations. This adjustment reflects the timing difference between recognition of profit and the related cash receipts or payments.

Operating cash flow and total free cash flow are non-GAAP (non-statutory) measures and have been disclosed and reconciled in the above table as they are commonly used by investors to measure the cash performance of the Group. In the cash flow statement, proceeds from sale of property, plant and equipment comprise:

All figures in £ millions	2022	2021
Net book amount	9	4
Profit/(loss) on sale of property, plant and equipment	5	(4)
Proceeds from sale of property, plant and equipment	**14**	–

The movements in the Group's current and non-current borrowings are as follows:

All figures in £ millions	2021	Fair value and other movements	Foreign exchange movements	Financing cash flows	Transfer from non-current to current	New leases/ disposal of leases	2022
Financial liabilities							
Non-current borrowings	1,245	(14)	61	(76)	(92)	31	1,155
Current borrowings	157	(10)	16	(188)	92	(1)	66
Total	1,402	(24)	77	(264)	–	30	1,221

All figures in £ millions	2020	Fair value and other movements	Foreign exchange movements	Financing cash flows	Transfer from non-current to current	New leases/ disposal of leases	2021
Financial liabilities							
Non-current borrowings	1,458	(20)	3	–	(160)	(36)	1,245
Current borrowings	248	9	(4)	(255)	160	(1)	157
Total	1,706	(11)	(1)	(255)	–	(37)	1,402

Non-current borrowings include bonds, derivative financial instruments and leases. Current borrowings include loans repayable within one year, derivative financial instruments and leases, but exclude overdrafts classified within cash and cash equivalents.

34. Contingencies, other liabilities and commitments

> **KJ** Key judgements
>
> — The application of tax legislation in relation to provisions for uncertain tax positions.
>
> **KE** Key areas of estimation
>
> — The level of provisions required in relation to uncertain tax positions is complex and each matter is separately assessed. The estimation of future settlement amounts is based on a number of factors including the status of the unresolved matter, clarity of legislation, range of possible outcomes and the statute of limitations.

There are contingent Group liabilities that arise in the normal course of business in respect of indemnities, warranties and guarantees in relation to former subsidiaries and in respect of guarantees in relation to subsidiaries, joint ventures and associates. In addition, there are contingent liabilities of the Group in respect of unsettled or disputed tax liabilities, legal claims, contract disputes, royalties, copyright fees, permissions and other rights. None of these claims are expected to result in a material gain or loss to the Group.

On 25 April 2019, the European Commission published the full decision that the United Kingdom controlled foreign company group financing partial exemption (FCPE) partially constitutes State Aid. This decision was appealed by the UK Government and other parties. On 8 June 2022, the EU General Court dismissed the appeal following which it has been concluded that a provision is now required in relation to this issue.

The total exposure in relation to this issue is calculated to be £105m (excluding interest) with a provision of £63m now included in the results representing our estimate of the expected value. At 31 December 2021, it was considered to be a contingent liability. This issue is specific to periods up to 2018 and is not a continuing exposure.

The Group is under assessment from the tax authorities in Brazil challenging the deduction for tax purposes of goodwill amortisation for the years 2012 to 2017. Similar assessments may be raised for other years. Potential total exposure (including possible interest and penalties) could be up to BRL 1,212m (£190m) up to 31 December 2022. Such assessments are common in Brazil. The Group believes that the likelihood that the tax authorities will ultimately prevail is low and that the Group's position is strong. At present, the Group believes no provision is required.

The Group is also under assessment from the UK tax authorities in relation to an issue related to the UK's FCPE legislation with the relevant years being 2019 to 2021. The maximum exposure is calculated to be £44m, with a provision of £13m currently held in relation to this issue. The provision is calculated considering a range of possible outcomes and applying a probability to each, resulting in a weighted average outcome. The possible outcomes considered range from no liability through to the full exposure (£44m). This issue is specific to 2019 to 2021 and is not a continuing exposure.

At the balance sheet date there were no commitments for capital expenditure contracted for but not yet incurred. Commitments in respect of leases are shown in note 35.

35. Leases

The Group's lease portfolio consists of approximately 720 property leases, mainly offices and test centres, together with a number of vehicle and equipment leases. The Group has elected not to recognise right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The Group recognises the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

As a lessee:

The amounts recognised in the income statement are as follows:

All figures in £ millions	Note	2022	2021	2020
Interest on lease liabilities		(25)	(27)	(41)
Expenses relating to short-term leases		–	–	(1)
Depreciation of right-of-use assets	10	(46)	(49)	(68)
Impairment of right-of-use assets	10	(34)	(119)	(4)

Lease liabilities are included within financial liabilities – borrowings in the balance sheet, see note 18. The maturities of the Group's lease liabilities are as follows:

All figures in £ millions	2022	2021
Less than one year	94	92
One to five years	320	318
More than five years	332	394
Total undiscounted lease liabilities	**746**	804
Lease liabilities included in the balance sheet	**605**	633
Analysed as:		
Current	71	68
Non-current	534	565

There are no lease liabilities classified as held for sale.

The amounts recognised in the cash flow statement are as follows:

All figures in £ millions	2022	2021	2020
Total cash outflow for leases as a lessee	118	115	133

At the balance sheet date commitments for capital leases contracted for but not yet incurred were £5m (2021: £3m). Extension and termination options and variable lease payments are not significant within the lease portfolio. Short-term leases to which the Group is committed at the balance sheet date are similar to the portfolio of short-term leases to which the short-term lease expense is disclosed above.

As a lessor:

In the event that the Group has excess capacity in its leased offices and warehouses, the Group subleases some of its properties under operating and finance leases.

The amounts recognised in the income statement are as follows:

All figures in £ millions	2022	2021	2020
Interest on lease receivables	5	6	9
Income from subleasing right-of-use assets (within other income)	4	2	7

The amounts recognised in the cash flow statement are as follows:

All figures in £ millions	2022	2021	2020
Total cash inflow for leases as a lessor	23	27	50

35. Leases continued

The following table sets out the maturity analysis of lease payments receivable for subleases classified as operating leases, showing the undiscounted lease payments to be received after the reporting date, and subleases classified as finance leases showing the undiscounted lease payments to be received after the reporting date and the net investment in the finance lease receivable. During the year, the investment in finance lease receivable increased by £6m (2021: decreased £15m), primarily due to new finance subleases entered into in excess of payments received.

All figures in £ millions	Operating leases	Finance leases	2022 Total	2021 Total	2020 Total
Less than one year	3	21	24	21	24
One to two years	5	23	28	18	24
Two to three years	5	23	28	20	18
Three to four years	5	23	28	21	18
Four to five years	5	24	29	20	18
More than five years	21	23	44	41	56
Total undiscounted lease payments receivable	44	137	181	141	158
Unearned finance income		(16)			
Net investment in finance lease receivable		121			

36. Related party transactions

Joint ventures and associates

In 2021, the Group acquired a 40% interest in Academy of Pop and is accounting for the investment as an associate. At 31 December 2022, the Group had a current liability payable to Academy of Pop of £5m (2021: £7m), which relates to the Group's initial capital contribution that had not yet been paid as at 31 December 2022. This balance was paid in early 2023.

Key management personnel

Key management personnel are deemed to be the members of the Pearson Executive Management team (see pages 60-61). It is this Committee which had responsibility for planning, directing and controlling the activities of the Group in 2022. Key management personnel compensation is disclosed below:

All figures in £ millions	2022	2021	2020
Short-term employee benefits	7	6	6
Retirement benefits	1	1	1
Share-based payment costs	9	8	6
Total	**17**	15	13

Short-term employee benefits and retirement benefits exclude Executive Directors which are shown on page 101 of the Directors Remuneration Report.

There were no other material related party transactions. No guarantees have been provided to related parties.

37. Events after the balance sheet date

In February 2023, the Group renegotiated its revolving credit facility, reducing the maximum facility to $1bn.

Pearson holds investments in unlisted securities with a value at 22 December 2022 of £133m. Some of the businesses relevant to this investment, bank with Silicon Valley Bank which collapsed in early March 2023. Given the US Government has announced that it will guarantee all deposits held at Silicon Valley Bank, any subsequent risk to the valuation of these investments is considered by management to be low, but possible.

38. Accounts and audit exemptions

The Pearson plc subsidiary companies listed below are exempt from the requirements of the Companies Act 2006 relating to the audit of individual financial statements by virtue of section 479A.

	Company number		Company number
Aldwych Finance Limited	04720439	Pearson Loan Finance No. 5 Limited	12017252
Education Development International plc	03914767	Pearson Loan Finance No. 6 Limited	12030662
Faethm Limited	11842984	Pearson Loan Finance Unlimited	05144467
Longman Group (Overseas Holdings) Limited	00690236	Pearson Management Services Limited	00096263
Pearson Australia Finance Unlimited	05578463	Pearson Overseas Holdings Limited	00145205
Pearson Canada Finance Unlimited	05578491	Pearson Pension Trustee Services Limited	10803853
Pearson Dollar Finance plc	05111013	Pearson Professional Assessments Limited	04904325
Pearson Dollar Finance Two Limited	06507766	Pearson Strand Limited	08561316
Pearson Education Holdings Limited	00210859	Pearson Services Limited	01341060
Pearson Education Investments Limited	08444933	Pearson Shared Services Limited	04623186
Pearson Education Limited	00872828	Pearson Strand Finance Limited	11091691
Pearson International Finance Limited	02496206	PVNT Limited	08038068
Pearson Loan Finance No. 3 Limited	05052661	TQ Global Limited	07802458
Pearson Loan Finance No. 4 Limited	02635107		

Company balance sheet

As at 31 December 2022

All figures in £ millions	Notes	2022	2021
Assets			
Non-current assets			
Investments in subsidiaries	2	**6,738**	6,632
Amounts due from subsidiaries		**1,667**	2,387
Deferred income tax assets		**44**	27
Financial assets – derivative financial instruments	5	**43**	30
		8,492	9,076
Current assets			
Amounts due from subsidiaries		**526**	548
Current income tax assets		**4**	9
Cash and cash equivalents (excluding overdrafts)	4	**240**	310
Financial assets – derivative financial instruments	5	**16**	2
Other assets		**1**	–
		787	869
Total assets		**9,279**	9,945
Liabilities			
Non-current liabilities			
Amounts due to subsidiaries		**(3,380)**	(3,605)
Financial liabilities – derivative financial instruments	5	**(54)**	(30)
		(3,434)	(3,635)
Current liabilities			
Amounts due to subsidiaries		**(1,383)**	(1,853)
Other liabilities		**(1)**	(1)
Financial liabilities – derivative financial instruments	5	**(11)**	(4)
		(1,395)	(1,858)
Total liabilities		**(4,829)**	(5,493)
Net assets		**4,450**	4,452
Equity			
Share capital	6	**179**	189
Share premium	6	**2,633**	2,626
Treasury shares	7	**(15)**	(12)
Capital redemption reserve		**28**	18
Special reserve		**447**	447
Retained earnings – including profit for the year of £499m (2021: £27m)		**1,178**	1,184
Total equity attributable to equity holders of the company		**4,450**	4,452

These financial statements have been approved for issue by the Board of Directors on 15 March 2023 and signed on its behalf by

Sally Johnson
Chief Financial Officer

Company statement of changes in equity

Year ended 31 December 2022

All figures in £ millions	Share capital	Share premium	Treasury shares	Capital redemption reserve	Special reserve	Retained earnings	Total
					Equity attributable to equity holders of the company		
At 1 January 2022	189	2,626	(12)	18	447	1,184	4,452
Profit for the year	–	–	–	–	–	499	499
Equity-settled transactions[1]	–	–	–	–	–	38	38
Issue of ordinary shares under share option schemes[1]	–	7	–	–	–	–	7
Purchase of treasury shares	–	–	(37)	–	–	–	(37)
Release of treasury shares	–	–	34	–	–	(34)	–
Buyback of equity	(10)	–	–	10	–	(353)	(353)
Dividends	–	–	–	–	–	(156)	(156)
At 31 December 2022	**179**	**2,633**	**(15)**	**28**	**447**	**1,178**	**4,450**

All figures in £ millions	Share capital	Share premium	Treasury shares	Capital redemption reserve	Special reserve	Retained earnings	Total
					Equity attributable to equity holders of the company		
At 1 January 2021	188	2,620	(7)	18	447	1,290	4,556
Profit for the year	–	–	–	–	–	27	27
Equity-settled transactions[1]	–	–	–	–	–	28	28
Issue of ordinary shares under share option schemes[1]	1	6	(1)	–	–	–	6
Purchase of treasury shares	–	–	(16)	–	–	–	(16)
Release of treasury shares	–	–	12	–	–	(12)	–
Dividends	–	–	–	–	–	(149)	(149)
At 31 December 2021	**189**	**2,626**	**(12)**	**18**	**447**	**1,184**	**4,452**

The capital redemption reserve reflects the nominal value of shares cancelled in the Group's share buyback programme. The special reserve represents the cumulative effect of cancellation of the company's share premium account.

1. Full details of the share-based payment plans are disclosed in note 26 to the consolidated financial statements.

Company cash flow statement

Year ended 31 December 2022

All figures in £ millions	Notes	2022	2021
Cash flows from operating activities			
Net profit		**499**	27
Adjustments for:			
Income tax		**(15)**	(9)
Net finance costs		**48**	41
Share-based payment costs		**38**	28
Impairment charges		**5**	–
Amounts due to subsidiaries		**(97)**	(93)
Net cash generated from operations		**478**	(6)
Interest paid		**(44)**	(66)
Tax received		**4**	–
Net cash generated from/(used in) operating activities		**438**	(72)
Cash flows from financing activities			
Proceeds from issue of ordinary shares	6	**7**	6
Buyback of equity		**(353)**	–
Purchase of treasury shares		**(37)**	(16)
Dividends paid to company's shareholders		**(156)**	(149)
Net cash used in financing activities		**(539)**	(159)
Effects of exchange rate changes on cash and cash equivalents		**31**	–
Net decrease in cash and cash equivalents		**(70)**	(231)
Cash and cash equivalents at beginning of year		**310**	541
Cash and cash equivalents at end of year	4	**240**	310

Notes to the company financial statements

1. Accounting policies

The financial statements on pages 202-212 comprise the separate financial statements of Pearson plc.

These company financial statements, have been prepared on the going concern basis and in accordance with UK-adopted International Accounting Standards and with the requirements of the Companies Act 2006. The company transitioned to UK-adopted IASs on 1 January 2021. The company financial statements have also been prepared in accordance with IFRSs as issued by the International Accounting Standards Board (IASB). In respect of accounting standards applicable to the Group, there is no difference between UK-adopted IASs and IFRSs as issued by the IASB.

These consolidated financial statements, and the company financial statements, have been prepared under the historical cost convention as modified by the revaluation of financial assets and liabilities (including derivative financial instruments) at fair value.

As permitted by section 408 of the Companies Act 2006, the consolidated income statement and statement of comprehensive income have not been presented.

The company has no employees (2021: nil).

The basis of preparation and accounting policies applied in the preparation of these company financial statements are the same as those set out in note 1a to the consolidated financial statements with the addition of the following:

Investments

Investments in subsidiaries are stated at cost less provision for impairment, with the exception of certain hedged investments that are held in a foreign currency and revalued at each balance sheet date.

Lending to/from subsidiaries is considered to be an operating activity and any movements are classified as cash flows from operating activities in the cash flow statement.

Amounts owed by subsidiaries

Amounts owed by subsidiaries generally mature within five years, but can be called upon on short notice, or are repayable on demand. Amounts owed by subsidiaries are classified as current if they mature within one year of the balance sheet date or if the company intends to call the loan within one year of the balance sheet date. All other amounts are classified as non-current. The company has assessed and concluded that these loans will be fully recovered. Therefore credit losses are considered to be immaterial.

Parent company guarantees

The Company has guaranteed the repayment of bonds and certain other liabilities due by subsidiary undertakings primarily to third parties. Such guarantees are accounted for by the Company as insurance contracts. In the event of default or non-performance by the subsidiary, a liability is recorded in accordance with IAS 37.

New accounting standards

No new standards were adopted in 2022.

A number of other new pronouncements are effective from 1 January 2022 but they do not have a material impact on the company financial statements.

2. Investments in subsidiaries

All figures in £ millions	2022	2021
At beginning of year	**6,632**	6,619
Distributions	**(49)**	–
Currency revaluations	**155**	13
At end of year	**6,738**	6,632

There were no impairments in 2022 or 2021.

The recoverability of investments is tested annually for impairment in accordance with IAS 36 'Impairment of Assets'. The carrying value is compared to the asset's recoverable amount which is generally assessed on a value in use basis. Significant estimation is required to determine the recoverable amount. The value in use of the assets is calculated using a discounted cash flow methodology using financial information related to the subsidiaries including cash flow projections in conjunction with the goodwill impairment analysis performed by the Group. The key assumptions used in the cash flow projections are discount rates, perpetuity growth rates, forecast sales growth rates and forecast operating profits. See note 11 of the consolidated financial statements for further details.

Notes to the company financial statements *continued*

3. Financial risk management

The company's financial instruments comprise amounts due to/from subsidiary undertakings, cash and cash equivalents, derivative financial instruments and current borrowings. Derivative financial instruments are held at fair value, with all other financial instruments held at amortised cost, which approximates fair value. The company's approach to the management of financial risks is consistent with the Group's treasury policy, as discussed in note 19 to the consolidated financial statements. The company believes the value of its financial assets to be fully recoverable.

The carrying value of the company's financial instruments is exposed to movements in interest rates and foreign currency exchange rates (primarily US dollars). The company estimates that a 1% increase in interest rates would result in a £7m increase (2021: £6m increase) in the carrying value of its financial instruments, with a 1% decrease in interest rates resulting in a £6m decrease (2021: £6m decrease) in their carrying value. The company also estimates that a 10% strengthening in sterling would decrease the carrying value of its financial instruments by £136m (2021: £117m), while a 10% weakening in the value of sterling would increase the carrying value by £153m (2021: £139m). These increases and decreases in carrying value would be recorded through the income statement. Sensitivities are calculated using estimation techniques such as discounted cash flow and option valuation models. Where modelling an interest rate decrease of 1% led to negative interest rates, these points on the yield curve were adjusted to 0%.

The following table analyses the company's derivative assets and liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows (including interest) and as such may differ from the amounts disclosed on the balance sheet.

	Analysed by maturity				Analysed by currency			
All figures in £ millions	Greater than one month and less than one year	Later than one year but less than five years	Five years or more	Total	USD	GBP	Other	Total
At 31 December 2022								
Rate derivatives – inflows	(11)	(471)	–	(482)	(24)	(170)	(288)	(482)
Rate derivatives – outflows	1	490	–	491	224	255	12	491
FX forwards – inflows	(304)	–	–	(304)	–	(304)	–	(304)
FX forwards – outflows	313	–	–	313	–	313	–	313
Total	**(1)**	**19**	**–**	**18**	**200**	**94**	**(276)**	**18**
At 31 December 2021								
Rate derivatives – inflows	(7)	(331)	–	(338)	(9)	(150)	(179)	(338)
Rate derivatives – outflows	12	339	4	355	203	150	2	355
FX forwards – inflows	(148)	–	–	(148)	–	(148)	–	(148)
FX forwards – outflows	148	–	–	148	90	–	58	148
Total	**5**	**8**	**4**	**17**	**284**	**(148)**	**(119)**	**17**

All cash flow projections shown above are on an undiscounted basis. Any cash flows based on a floating rate are calculated using interest rates as set at the date of the last rate reset. Where this is not possible, floating rates are based on interest rates prevailing at 31 December in the relevant year. All derivative amounts are shown gross, although the company net settles these amounts wherever possible.

Fair value hedge accounting

A foreign currency exposure arises from foreign exchange fluctuations on translation of the company's investments in subsidiaries denominated in USD into GBP. The hedged risk is the risk of changes in the GBP:USD spot rate that will result in changes in the value of the USD investments when translated into GBP. The hedged items are a portion of the company's equity investment in subsidiaries denominated in USD. The hedging instruments are a portion of the company's intercompany loans due from subsidiaries which are denominated in USD.

It is expected that the change in value of each of these items will offset each other as there is a clear and direct economic relationship between the hedge and the hedged item in the hedge relationship. Hedge ineffectiveness would arise if the value of the hedged items fell below the value of the hedging instruments; however, this is unlikely as the value of the company's investments denominated in USD is significantly greater than the proposed fair value hedge programme.

The value of the hedged items and the hedging instruments is £1.4bn (2021: £1.3bn) and the change in value during the year which was used to assess hedge ineffectiveness was £155m (2021: £13m). There was no hedge ineffectiveness.

Cashflows from the €300m EUR 2025 bond are received by the company from its subsidiary creating a foreign currency exposure upon the translation from EUR to GBP. Changes in the GBP:EUR spot rate will result in changes to the value of amounts due from subsidiaries when translated into GBP. The hedged item is €100m of this amount due from subsidiaries denominated in EUR. The hedging instrument is a €100m 2025 cross currency swap. It is expected that the change in value of these items will move in the opposite directions as a result of movements in the EUR:GBP exchange rate.

Credit risk management

The company's main exposure to credit risk relates to lending to subsidiaries. Amounts due from subsidiaries are stated net of provisions for bad and doubtful debts. The credit risk of each subsidiary is influenced by the industry and country in which they operate; however, the company considers the credit risk of subsidiaries to be low as it has visibility of, and the ability to influence, their cash flows.

4. Cash and cash equivalents (excluding overdrafts)

All figures in £ millions	2022	2021
Cash at bank and in hand	240	310
	240	310

At the end of 2022, the currency split of cash and cash equivalents was US dollar 79% (2021: 66%), sterling 18% (2021: 32%) and other 3% (2021: 2%).

Cash and cash equivalents have fair values that approximate their carrying amounts due to their short-term nature. Cash and cash equivalents include the following for the purpose of the cash flow statement:

All figures in £ millions	2022	2021
Cash and cash equivalents	240	310
	240	310

5. Derivative financial instruments

The company's outstanding derivative financial instruments are as follows:

	2022			2021		
All figures in £ millions	Gross notional amounts	Assets	Liabilities	Gross notional amounts	Assets	Liabilities
Interest rate derivatives	437	19	(11)	385	5	(9)
Cross-currency rate derivatives	83	34	(43)	331	24	(21)
FX derivatives	916	6	(11)	430	3	(4)
Total	**1,436**	**59**	**(65)**	**1,146**	**32**	**(34)**
Analysed as expiring:						
In less than one year	1,016	16	(11)	393	2	(4)
Later than one year and not later than five years	420	43	(54)	679	30	(26)
Later than five years	–	–	–	74	–	(4)
Total	**1,436**	**59**	**(65)**	**1,146**	**32**	**(34)**

The carrying value of the above derivative financial instruments equals their fair value. Derivatives are categorised as level 2 on the fair value hierarchy. Fair values are determined by using market data and the use of established estimation techniques such as discounted cash flow and option valuation models.

6. Share capital and share premium

	Number of shares 000s	Share capital £m	Share premium £m
At 1 January 2021	753,258	188	2,620
Issue of ordinary shares – share option schemes	3,544	1	6
At 31 December 2021	**756,802**	**189**	**2,626**
Issue of ordinary shares – share option schemes	1,199	–	7
Buy-back of equity	(42,268)	(10)	–
At 31 December 2022	**715,733**	**179**	**2,633**

The ordinary shares have a par value of 25p per share (2021: 25p per share). All issued shares are fully paid. All shareholders are entitled to receive dividends and vote at general meetings of the company. All shares have the same rights.

On 24 February 2022, the Board approved a £350m share buyback programme in order to return capital to shareholders. During the year, approximately 42m shares were bought back and cancelled at a cost of £353m. The nominal value of these shares, £10m was transferred to the capital redemption reserve. In 2021, no shares were bought back.

Financial statements

Notes to the company financial statements *continued*

7. Treasury shares

	Number of shares 000s	£m
At 1 January 2021	903	7
Purchase of treasury shares	2,158	16
Newly issued treasury shares	2,500	1
Release of treasury shares	(3,990)	(12)
At 31 December 2021	1,571	12
Purchase of treasury shares	**4,513**	**37**
Release of treasury shares	**(4,220)**	**(34)**
At 31 December 2022	**1,864**	**15**

The company holds its own shares in trust to satisfy its obligations under its restricted share plans. These shares are treated as treasury shares for accounting purposes and have a par value of 25p per share.

The nominal value of the company's treasury shares amounts to £0.5m (2021: £0.4m). Dividends on treasury shares are waived.

At 31 December 2022, the market value of the company's treasury shares was £18m (2021: £10m). The gross book value of the shares at 31 December 2022 amounts to £15m (2021: £12m).

8. Contingencies

There are contingent liabilities that arise in the normal course of business in respect of indemnities, warranties and guarantees in relation to former subsidiaries and in respect of guarantees in relation to subsidiaries. The total value of guarantees made by the company in relation to its subsidiaries is £889m. In addition, there are contingent liabilities in respect of legal claims. None of these claims are expected to result in a material gain or loss to the company.

9. Audit fees

Statutory audit fees relating to the company were £38,037 (2021: £35,500).

10. Related party transactions

Subsidiaries

The company transacts and has outstanding balances with its subsidiaries. Amounts due from subsidiaries and amounts due to subsidiaries are disclosed on the face of the company balance sheet.

These loans are generally unsecured and interest is calculated based on market rates. The company has interest payable to subsidiaries for the year of £137m (2021: £91m) and interest and guarantee fees receivable from subsidiaries for the year of £105m (2021: £32m). Management fees payable to subsidiaries in respect of centrally provided services amounted to £16m (2021: £11m). Management fees receivable from subsidiaries in respect of centrally provided services amounted to £34m (2021: £30m). Dividends received from subsidiaries were £605m (2021: £72m), which includes £49m (2021: £nil) of returns of capital distributed by subsidiaries.

Associates

There were no related party transactions with associates in 2022 or 2021.

Key management personnel

Key management personnel are deemed to be the members of the Pearson Executive Management team.

It is this Committee which had responsibility for planning, directing and controlling the activities of the company in 2022. Key management personnel compensation is disclosed in note 36 to the consolidated financial statements.

11. Group companies

In accordance with section 409 of the Companies Act 2006, a full list of subsidiaries, partnerships, associates, joint ventures and joint arrangements, the country of incorporation, the registered address and the effective percentage of equity owned, as at 31 December 2022, is disclosed below. Unless otherwise stated, the shares are all indirectly held by Pearson plc. Unless otherwise stated, all wholly-owned and partly-owned subsidiaries are included in the consolidation and all associated undertakings are included in the Group's financial statements using the equity method of accounting. Principal Group companies are identified in bold.

Wholly-owned subsidiaries

Registered company name	Country of Incorp.	Reg office
Addison Wesley Longman, Inc.	US	3
Addison-Wesley Educational Publishers Inc.	US	4
AEL (S) PTE Limited	SG	73
Aldwych Finance Limited	UK	1
ATI Professional Development LLC	US	4
ATI Studios A.P.P.S. SRL	RO	78
Atkey Finance Limited	IE	7
Axis Finance Inc.	US	4
Camsaw, Inc.	US	4
CAMSAWUSA, Inc.	US	11
Centro Cultural Americano Franquias e Comércio Ltda.	BR	15
Century Consultants Ltd.	US	13
Certiport China Holding, LLC	US	4
Certiport, Inc.	US	4
Clutch Learning, Inc.	US	4
Cogmed Systems AB	SE	14
Connections Academy of Florida, LLC	US	20
Connections Academy of Iowa, LLC	US	24
Connections Academy of Maine, LLC	US	28
Connections Academy of Maryland, LLC	US	29
Connections Academy of Nevada, LLC	US	31
Connections Academy of New Mexico, LLC	US	32
Connections Academy of Oregon, LLC	US	37
Connections Academy of Pennsylvania LLC	US	38
Connections Academy of Tennessee, LLC	US	40
Connections Academy of Texas LLC	US	41
Connections Education LLC	US	4
Connections Education of Florida, LLC	US	20
Connections Education, Inc.	US	4
Credly, Inc.	US	4
Dominie Press, Inc.	US	17
Dorian Finance Limited	IE	7
EBNT Canada Holdings ULC	CA	58
EBNT Holdings Limited	CA	57
EBNT USA Holdings Inc.	US	4
eCollege.com	US	4
Edexcel Limited†*	UK	50
Education Development International Plc†	UK	1
Education Resources (Cyprus) Limited	CY	51
Educational Management Group, Inc.	US	52
Embanet ULC	CA	44
Embanet-Compass Knowledge Group Inc.	US	20
English Language Learning and Instruction System, Inc.	US	54
Faethm Holdings Pty. Limited	AU	48
Faethm IP Pty. Limited	AU	48
Faethm Ltd	UK	1
Faethm Pty. Limited	AU	48
Faethm USA LLC	US	6
Falstaff Holdco Inc.	US	4
Falstaff Inc.	US	55
FBH, Inc.	US	4
George (Shanghai) Commercial Information Consulting Co., Ltd	CN	21
Globe Fearon Inc.	US	17
Heinemann Educational Botswana (Publishers) (Proprietary) Limited	BW	8
IndiaCan Education Private Limited	IN	2
Integral 7, Inc.	US	4
INTELLIPRO, INC.	US	13
Knowledge Analysis Technologies, LLC	US	18
LCCIEB Training Consultancy., Ltd	CN	64
LessonLab, Inc.	US	17
Lignum Oil Company	US	4
LION SG PTE. LTD.	SG	73
Longman (Malawi) Limited	MW	65
Longman Group(Overseas Holdings) Limited	UK	1
Longman Indochina Acquisition, L.L.C.	US	4
Longman Tanzania Limited*	TZ	68
Longman Zambia Educational Publishers Pty Ltd	ZM	69
Longman Zimbabwe (Private) Ltd	ZW	47
Longmaned Ecuador S.A.	EC	71
Lumerit Education, LLC	US	41
Major123 Limited*	UK	50
MeasureUp of Delaware, LLC	US	4
Modern Curriculum Inc.	US	17
Multi Treinamento e Editora Ltda	BR	60
MZ Development Inc.	US	4
National Computer Systems Japan Co. Ltd	JP	74
Navvy Education, LLC	US	22
NCS Information Services Technology (Beijing) Co Ltd	CN	75
NCS Pearson Pty Ltd	AU	48
NCS Pearson Puerto Rico, Inc.	PR	76
NCS Pearson, Inc.	US	30
Opinion Interactive LLC	US	16
Ordinate Corporation	US	17
Pearson (Beijing) Management Consulting Co., Ltd.	CN	77
Pearson America LLC	US	4
Pearson Amsterdam B.V.	NL	79
Pearson Australia Finance Unlimited	UK	1
Pearson Australia Group Pty Ltd	AU	48
Pearson Australia Holdings Pty Ltd	AU	48
Pearson Benelux B.V.	NL	79
Pearson Books Limited†*	UK	50
Pearson Brazil Finance Limited*	UK	50
Pearson Business Services Inc.	US	4
Pearson Canada Assessment Inc.	CA	80
Pearson Canada Finance Unlimited	UK	1
Pearson Canada Holdings Inc.	CA	80
Pearson Canada Inc.	CA	80
Pearson Central Europe Spółka z ograniczoną odpowiedzialnością	PL	39
Pearson College Limited	UK	1
Pearson DBC Holdings Inc.	US	4
Pearson Desarrollo y Capacitación Profesional Chile Limitada	CL	81
Pearson Deutschland GmbH	DE	82
Pearson Digital Learning Puerto Rico, Inc.	PR	76
Pearson Dollar Finance plc†	UK	1
Pearson Dollar Finance Two Limited	UK	1
Pearson Educacion de Chile Limitada	CL	81
Pearson Educacion de Colombia S.A.S.	CO	84
Pearson Educacion de Mexico, S.A. de C.V.	MX	85
Pearson Educacion de Panama SA	PA	86
Pearson Educacion de Peru S.A.	PE	87
Pearson Educacion SA	ES	88
Pearson Education (Singapore) Pte Ltd*	SG	5
Pearson Education Africa (Pty) Ltd	ZA	47
Pearson Education Asia Limited	HK	53
Pearson Education Botswana (Proprietary) Limited	BW	8
Pearson Education do Brasil Ltda	BR	60
Pearson Education Hellas SA	GR	26
Pearson Education Holdings Limited†	UK	1
Pearson Education Indochina Limited	TH	89
Pearson Education Investments Limited	UK	1
Pearson Education Korea Limited	KR	90
Pearson Education Limited	UK	1
Pearson Education Namibia (Pty) Limited	NA	91
Pearson Education Publishing Limited	NG	92
Pearson Education Resources Italia S.R.L.	IT	67
Pearson Education S.A.	UY	93
Pearson Education SA	AR	94
Pearson Education South Africa (Pty) Ltd	ZA	47
Pearson Education South Asia Pte. Ltd.	SG	73
Pearson Education Taiwan Ltd	TW	9
Pearson Education, Inc.	US	4
Pearson Educational Measurement Canada, Inc.	CA	36
Pearson Educational Publishers, LLC	US	4
Pearson Egitim Cozumleri Tikaret Limited Sirketi	TR	61
Pearson Falstaff (Holdings) Inc.	US	4
Pearson Falstaff Holdco LLC	US	4
Pearson France	FR	70
Pearson Funding Four Limited†*	UK	50
Pearson Funding plc†	UK	1
Pearson Holdings Inc.	US	4
Pearson Holdings Southern Africa (Pty) Limited	ZA	47
Pearson Hungary LLC	HU	25
Pearson India Education Services Private Limited	IN	23

Financial statements

Notes to the company financial statements *continued*

Registered company name	Country of Incorp.	Reg office
Pearson International Finance Limited†	UK	1
Pearson Investment Holdings, Inc.	US	4
Pearson Israel (P.I.) Ltd	IL	66
Pearson Japan KK	JP	49
Pearson Lanka (Private) Limited	LK	63
Pearson Lanka Support Services (Private) Limited	LK	12
Pearson Lesotho (Pty) Ltd	LS	62
Pearson Loan Finance No. 3 Limited	UK	1
Pearson Loan Finance No. 4 Limited	UK	1
Pearson Loan Finance No. 5 Limited	UK	1
Pearson Loan Finance No. 6 Limited	UK	1
Pearson Loan Finance Unlimited	UK	1
Pearson Longman Uganda Limited	UG	43
Pearson Malaysia Sdn. Bhd.	MY	59
Pearson Management Services Limited†	UK	1
Pearson Management Services Philippines Inc.	PH	33
Pearson Maryland, Inc.	US	11
Pearson Moçambique, Limitada	MZ	42
Pearson Netherlands B.V.	NL	79
Pearson Netherlands Holdings B.V.	NL	79
Pearson Nominees Limited†	UK	1
Pearson Online Tutoring LLC	US	4
Pearson Overseas Holdings Limited†	UK	1
Pearson PEM P.R., Inc.	PR	19
Pearson Pension Nominees Limited	UK	1
Pearson Pension Property Fund Limited	UK	1
Pearson Pension Trustee Services Limited†	UK	1
Pearson Phoenix Pty Ltd	AU	48
Pearson Professional Assessments Limited	UK	1
Pearson Real Estate Holdings Inc.	US	4
Pearson Real Estate Holdings Limited†*	UK	50
Pearson Schweiz AG	CH	34
Pearson Services Limited†	UK	1
Pearson Shared Services Limited†	UK	1
Pearson Strand Finance Limited†	UK	1
Pearson Strand Limited	UK	1
Pearson Sweden AB	SE	14
Pearson VUE Europe B.V.	NL	79
Pearson VUE Philippines, Inc.	PH	27
Penguin Capital, LLC	US	4
PN Holdings Inc.	US	4
ProctorCam, Inc.	US	4
PT Efficient English Services	ID	83
PVNT Limited	UK	1
Reading Property Holdings LLC	US	3
Rebus Planning Associates, Inc.	US	10
Reston Publishing Company, Inc.	US	4
Rycade Capital Corporation	US	4
Shanghai AWL Education Software Ltd*	CN	72
Silver Burdett Ginn Inc.	US	4
Skylight Training and Publishing Inc.	US	52
Smarthinking, Inc.	US	4
Sound Holdings Inc.	US	4
Sparrow Phoenix Pty Ltd	AU	48
Spear Insurance Company Limited†	BM	45
The Waite Group, Inc.	US	17
TQ Catalis Limited*	UK	50
TQ Clapham Limited*	UK	50
TQ Education and Training Limited	UK	1
TQ Education and Training Limited	SA	56
TQ Global Limited	UK	1
TQ Group Limited	UK	1
TQ Holdings Limited	UK	1
Vue Testing Services Israel Ltd	IL	46
Vue Testing Services Korea Limited	KR	35
Williams Education GmbH	DE	82

* In liquidation.
† Directly owned by Pearson plc.

11. Group companies continued

Subsidiary addresses

The following list includes all Pearson registered offices worldwide.

	Registered office address
1	80 Strand, London, WC2R 0RL, England
2	The HIVE, 3rd Floor, No 44, Pilliayar Koil Street, Jawaharlal Nehru Road, Anna Nagar, Chennai, TN 600040, India
3	C T Corporation System, 155 Federal St., Suite 700, Boston, MA, 02110, United States
4	The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle, DE, 19801, United States
5	9, #13-05/06, North Buona Vista Drive, The Metropolis Tower One, 138588, Singapore
6	340 Halsa Dr, Chattahoochee Hills, GA, GA 30268, United States
7	1st Floor The Liffey Trust Centre, 117-126 Sheriff Street Upper, Dublin 1, Ireland
8	Dps Consulting Services Proprietary Limited, Plot 54513, Unit 6a, Courtyard, Village, Gaborone, Botswana
9	11F, No 209, Sec. 1, Civic Blvd., Datong District, Taipei City, 10351, Taiwan (Province of China)
10	The Corporation Company, 40600 Ann Arbor Rd E Suite 201, Plymouth, MI, 48170, United States
11	The Corporation Trust Incorporated, Suite 201, 2405 York Road, Lutherville Timonium, MD, 21093, United States
12	#1, 3, 5th Floor, East Tower, World Trade Centre, Echelon Square, Colombo, O1, Sri Lanka
13	820, Bear Tavern Road, West Trenton, Mercer, NJ, 08628, United States
14	Gustavslundsvägen 137, 167 51 Bromma, Stockholm, Sweden
15	Avenida Francisco Matarazzo nº 1400 Edifício Milano – 7º andar, Conjunto 72 – Sala 25 de Março – Agua Branca, São Paulo, 05001 903, Brazil
16	105 E Street #2A, Davis, CA, CA 95616, United States
17	C T Corporation System, 330 N Brand Blvd., Glendale, CA, 91203-2336
18	The Corporation Company, 7700 E Arapahoe Rd Suite 220, Centennial, CO, 80112-1268, United States
19	500, 401, Calle de la Tanca Edificio Ochoa, San Juan, 00901-1969, Puerto Rico
20	C T Corporation System, 1200, South Pine Island Road, Plantation, FL, 33324, United States
21	Suite A7b, 3/F, No. 586 Longchang Road, Yangpu District, Shanghai, China
22	CT Corportion System, 289 S Culver St, Lawrenceville, GA, 30046-4805, United States
23	7th Floor, SDB2, ODC 7, 8 & 9, Survey No.01 ELCOT IT/ITES - SEZ, Sholinganallur, Chennai, TN 600119, India
24	C T Corporation System, 400 E Court Ave, Des Moines, IA, 50309, United States
25	22 B, 13 em, Népfürdő utca, Budapest, 1138, Hungary
26	4 Zalogou Str., 15343 Agia Paraskevi, Athens, Greece
27	27/F Trident Tower, 312 Sen. Gil Puyat Avenue, Makati City, Metro Manila, Philippines
28	C T Corporation System, 128 State St #3, Augusta, ME, 04330, United States
29	7 St. Paul Street, Suite 1660, Baltimore, MD, 21202, United States
30	C T Corporation System Inc., 1010 Dale Street North, St Paul, MN, 55117-5603, United States
31	The Corporation Trust Company of Nevada, 701 S Carson St, Suite 200, Carson City, NV, 89701, United States
32	C T Corporation System, 206 S Coronado Ave, Espanola, NM, 87532-2792, United States
33	7/F North Tower, Rockwell Business Center COR. Sheridan & United Street, Brgy. Highway Hills, Mandaluyong, Philippines
34	10 Gewerbestrasse, Cham, 6330, Switzerland
35	21, Mugyo-ro Jung-gu, Seoul, Republic of Korea
36	199 Bay Street, Commerce Court West, Suite 2800, Toronto, ON, M5L1A9, Canada
37	C T Corporation System, 780 Commercial Street SE, STE 100, Salem, OR, OR 97301, United States
38	C T Corporation System, 600 N. 2nd Street, Suite 401, Harrisburg, PA, 17101-1071, United States
39	Ulica Szamocka 8 01-748, Warszawa, Poland
40	C T Corporation System, 300 Montvue Rd, Knoxville, TN, 37919-5546, United States
41	CT Corporation System, 1999 Bryan Street, Suite 900, Dallas, TX, 75201, United States
42	Numero 776, Avenida 24 de Julho, Maputo, Mozambique
43	Plot 8, Berkley Road, Old Kampala, Uganda
44	Blakes, Cassels & Graydon LLP, Suite 3500, 855 - 2nd Street SW, Calgary, AB, T2P 4J8, Canada
45	Power House, 7 Par-la-ville Road, PO Box 1826, Hamilton, HM 11, Bermuda
46	Derech Ben Gurion 2, BSR Building 9th Floor, Ramat Gan, 52573, Israel
47	Auto Atlantic, 4th Floor, Corner Hertzog Boulevard and Heerengracht, Cape Town, 8001, South Africa
48	459-471 Church Street, Richmond, Melbourne, VIC, 3121, Australia
49	11F Kanda Square, 2-2-1 Kanda-Nishikicho, Chiyoda-ku, Tokyo, 101-0054, Japan
50	Kroll Advisory Ltd., The Shard, 32 London Bridge Street, London, SE1 9SG, England
51	195, Archbishop Makarios III Avenue, Neocleous House, Limassol, 3030, Cyprus
52	Illinois Corporation Service Company, 700 S 2nd Street, Springfield, IL, 62703, United States
53	18/F, 1063 King's Road, Quarry Bay, Hong Kong
54	251, Little Falls Drive, Corporation Service Company, Wilmington, DE, 19808, United States
55	28 Liberty Street, New York, NY, 10005, United States
56	King Fahad Road, Olaya, Riyadh, 58774, 11515, Saudi Arabia
57	44 Chipman Hill, Suite 1000, Saint Jon, NB, E2L 4S6, Canada
58	Suite 2600, Three Bentall Centre, P.O. Box 49314, 595 Burrard Street, Vancouver, BC, V7X 1L3, Canada
59	Unit 30-01, Level 30, Tower A, Vertical Business Suite, Avenue 3, Bangsar South, No 8, Jalan Kerinchi, 59200 Kuala Lumpur, Malaysia
60	Avenida José Luiz Mazzali, nº 450, Sala H, Setor Módulo 03B, GLP Louveira I, Santo Antônio, Louveira, SP, CEP 13.290-000, Brazil
61	Nida Kule Kozyatagi, Kozyatagi Mahallesi, Degirmen Sokak No:18 Kat:6 D:15, Kadikoy, Istanbul, 34742, Turkey
62	1st Floor Christie House, Orpen Road, Maseru, Lesotho
63	MAGA ONE-Level 22, No. 200, Nawala Road, Narahenpita, Colombo 05, 11222, Sri Lanka
64	Room 305, Building 2, 6555 Shangchuan Road, Pudong District, Shanghai, China
65	AMG Global, Global House, Kristwick, Masauko Chipembere Highway, Blantyre, Malawi
66	Meitar Law Offices, 16 Abba Hillel Rd., Ramat Gan, 5250608, Israel
67	Via Costanza Arconati, 1, Milano, 20135, Italy
68	P O Box 45, IPS Building, Maktaba Street, Dar es Salaam, Tanzania
69	Plot 1281, Lungwebungu Road, Rhodes Park, Lusaka, Zambia
70	1er étage, 2 rue Jean Lantier, Paris, 75001, France
71	Andalucía y cordero E12-35. Edificio CYEDE piso 1, Oficina 11, Sector "La Floresta", Quito, Pichincha, Ecuador
72	Suite 302-9,Block 3, No. 333 Weining Road, Changning District, Shanghai, China
73	15-01, 63 Chulia Street, 049514, Singapore
74	Teikoku Hotel Tower 18F, 1-1-1 Uchi Saiwai-Cho, Chiyoda-ku, Tokyo, Japan
75	Suite 1201, Tower 2, No. 36 North Third Ring East Road, Dongcheng District, Beijing, China
76	268 Munoz Rivera Avenue, Suite 1400, San Juan, 00918, Puerto Rico
77	Suite 1208, 12/F, Tower 2, No. 36 North Third Ring East Road, Dongcheng District, Beijing, China
78	Str. Politehnicii 3, Braşov, 500019, Romania
79	Kabelweg 37, Amsterdam, 1014 BA, Netherlands
80	176 Yonge Street, 6th Floor, Toronto, ON, M5C 2L7, Canada
81	Oficina N°117, edificio Casa Colorada, calle Merced N°838-A Santiago Centro, Santiago, Chile
82	c/o Pearson Deutschland GmbH, St.-Martin-Str. 82, Munich, 81541, Germany
83	30th Floor, Ratu Plaza Office Tower, Jl. Jend. Sudirman Kav 9, Jakarta, 10270, Indonesia
84	Carrera 7 Nro 156 – 68, Piso 26, Bogota, Colombia
85	Calle Antonio Dovali jaime #70, Torre B, Piso 6, Col. Zedec ed Plaza Santa Fe, del. Álvaro Obregon, Ciudad de Mexico, CP 01210, Mexico
86	Punta Pacifica, Torres de las Americas, Torre A Piso 15 Ofic. 1517, Panama, 0832-0588, Panama
87	Cal. Los Halcones, no. 275, Urb. Limatombo, Lima, Perú
88	16, Ribera del Loira, Madrid, 28042, Spain
89	87/1 Capital Tower Building, All Seasons Place unit 1604 – 6 16th floor, Wireless Road, Lumpini, Pathumwan, Bangkok, Thailand
90	6F Kwanjeong Building, 35, Cheonggyecheon-Ro, Jongno-gu, Seoul, 03188, Republic of Korea
91	Unit 7 Kingland Park, 98 Nickel Street, Prosperita, Windhoek, Namibia
92	8, Secretariat Road, Obafemi Awolowo Way, Alausa, Ikeja, Lagos State, Nigeria
93	Juan Benito Blanco 780 – Plaza Business Center Montevideo, Uruguay
94	498, Libertador Ave, City of Buenos Aires. 3rd floor, Buenos Aires, Argentina

Financial statements

Notes to the company financial statements *continued*

Partly-owned subsidiaries

Registered company Name	Country of Incorp.	% Owned	Reg office
Certiport China Co Ltd	CN	50.69	1
Educational Publishers LLP	UK	85	2
GED Domains LLC	US	70	3
GED Testing Service LLC	US	70	4
Pearson Education Achievement Solutions (RF) (Pty) Limited	ZA	97.3	5
Pearson Pension Trustee Limited	UK	50	2

Associated undertakings

Registered company Name	Country of Incorp.	% Owned	Reg office
Academy of Pop LLC	US	40	6
Learn Capital Special Opportunities Fund I, L.P.‡	US	99.59	8
Learn Capital Venture Partners II, L.P.‡	US	72.93	8
Learn Capital Venture Partners IIIA, L.P.‡	KY	99	9
Learn Capital Venture Partners, L.P.‡	US	99.15	8
Peking University Pearson (Beijing) Cultural Development Co., Ltd	CN	45	10
Prepona Sistemas de Testagem e Avaliação S.A.	BR	22.2	7
Pui Man Publishing Limited	CN	49	11
Smashcut, Inc.	US	25.93	12
The Egyptian International Publishing Company-Longman	EG	49	13

* In liquidation.
‡ Accounted for as an 'Other financial asset' within non-current assets.

Partly-owned subsidiaries and associated undertakings company addresses

Registered office address

1 Suite 1804, No.99 Huichuan Road, Changning District, Shanghai City, China
2 80 Strand, London, WC2R 0RL, England
3 C T Corporation System, 4701 Cox Road, Suite 285, Glen Allen, Henrico, VA, 23060-0000, United States
4 The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle, DE, 19801, United States
5 Auto Atlantic, 4ᵗʰ Floor, Corner Hertzog Boulevard and Heerengracht, Cape Town, 8001, South Africa
6 251, Little Falls Drive, Corporation Service Company, Wilmington, DE, 19808, United States
7 SIS 1107A1112, 35 Rua Pedro Lessa, Centro, Rio de Janeiro, RJ, 20030-030, Brazil
8 Incorporating Services, Ltd. 3500 S Dupont Way, Dover, Kent, DE, United States
9 Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, Grand Cayman, KY1-9010, Cayman Islands
10 Suite 216, No. 127-1 Zhongguancun North Street, Haidian District, Beijing, China
11 Rua de Pequim No. 230–246 17-L, Macau Finance Centre, Macau
12 C/o Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, Delaware, 19808, United States
13 10a Hussein Wassef St, Midan Missaha, Dokki Giza, 12311, Egypt

---

Five-year summary

All figures in £ millions	2022	2021	2020	2019	2018
Sales: By operating segment					
Assessment & Qualifications*	1,444	1,238	1,118		
Virtual Learning	820	713	692		
English Language Learning	321	238	218		
Workforce Skills	204	172	163		
Higher Education	898	849	956		
Strategic review*	154	218	250		
Total sales	3,841	3,428	3,397	3,869	4,129
Adjusted operating profit: By operating segment					
Assessment & Qualifications*	258	219	147		
Virtual Learning	70	32	29		
English Language Learning	25	15	1		
Workforce Skills	(3)	27	26		
Higher Education	91	73	93		
Strategic review*	15	19	16		
Penguin Random House	–	–	1		
Total adjusted operating profit	456	385	313	581	546
Operating margin – continuing	11.9%	11.2%	9.2%	15.0%	13.2%
Adjusted earnings					
Total adjusted operating profit	456	385	313	581	546
Net finance costs	(1)	(57)	(61)	(41)	(24)
Income tax	(71)	(64)	(35)	(89)	27
Non-controlling interest	(2)	(1)	–	(2)	(2)
Adjusted earnings	382	263	217	449	547
Weighted average number of shares (millions)	738.1	754.1	755.4	777.0	778.1
Adjusted earnings per share	51.8p	34.9p	28.7p	57.8p	70.3p

Prior periods have not been restated to reflect the adoption of IFRS 16 in 2019.

Sales and adjusted operating profit for periods prior to 2020 have not been restated to reflect the new organisational structure including the transfer of retained English-speaking Canadian and Australian K12 Courseware businesses from Strategic review to the Assessment & Qualifications division.

* Comparative amounts for 2021 and 2020 have been restated to reflect the move between operating segments.

Other information

All figures in £ millions	2022	2021	2020	2019	2018
Cash flow					
Operating cash flow	401	388	315	418	513
Operating cash conversion	88%	101%	101%	72%	94%
Free cash flow	222	133	229	213	473
Free cash flow per share	30.0p	17.6p	30.3p	27.4p	60.8p
Net assets	4,415	4,280	4,134	4,323	4,525
Net debt	557	350	463	1,016	143
Return on invested capital					
Total adjusted operating profit	456	385	313	581	546
Operating tax paid	(95)	(60)	(10)	(9)	(43)
Return	361	325	303	572	503
Gross basis:					
Average invested capital	10,896	9,857	10,625	11,096	10,672
Return on invested capital	3.3%	3.3%	2.9%	5.2%	4.7%
Net basis:					
Average invested capital	7,896	7,161	7,708	8,097	7,544
Return on invested capital	4.6%	4.5%	3.9%	7.1%	6.7%
Dividend per share	21.5p	20.5p	19.5p	19.5p	18.5p

Financial key performance indicators

The following tables and narrative provide further analysis of the financial key performance indicators which are described in the financial review of the annual report on pages 20-25, shown within the key performance indicators on page 19 of the annual report and shown in notes 2 and 8 of the notes to the consolidated financial statements.

Adjusted performance measures

The annual report and accounts reports results and performance on a headline basis which compares the reported results both on a statutory and on a non-GAAP (non-statutory) basis. The Group's adjusted performance measures are non-GAAP (non-statutory) financial measures and are also included in the annual report as they are key financial measures used by management to evaluate performance. The measures also enable investors to more easily, and consistently, track the underlying operational performance of the Group and its business segments by separating out those items of income and expenditure relating to acquisition and disposal transactions, major restructuring programmes and certain other items that are also not representative of underlying performance.

The Group's definition of adjusted performance measures may not be comparable to other similarly titled measures reported by other companies. A reconciliation of the adjusted measures to their corresponding statutory measures is shown below.

Sales

Underlying sales movements exclude the effect of exchange, the impact of portfolio changes arising from acquisitions and disposals and the impact of adopting new accounting standards that are not retrospectively applied. Portfolio changes are calculated by taking account of the additional sales (at constant exchange rates) from acquisitions made in both the current year and the prior year. For acquisitions made in the prior year, the additional sales excluded is calculated as the sales made in the period of the current year that corresponds to the pre-acquisition period in the prior year. Sales made by businesses disposed in either the current year or the prior year are also excluded. Constant exchange rates are calculated by assuming the average exchange rates in the prior year prevailed throughout the current year. These non-GAAP measures enable management and investors to track more easily, and consistently, the underlying sales performance of the Group.

All figures in £ millions	Assessment & Qualifications	Virtual Learning	English Language Learning	Workforce Skills	Higher Education	Strategic Review	Total
Statutory sales 2022	1,444	820	321	204	898	154	**3,841**
Statutory sales 2021	1,238	713	238	172	849	218	**3,428**
Statutory sales increase/(decrease)	206	107	83	32	49	(64)	**413**
Comprising:							
Underlying increase/(decrease)	95	28	57	12	(33)	(5)	**154**
Portfolio changes	–	–	9	15	–	(61)	**(37)**
Exchange differences	111	79	17	5	82	2	**296**
Statutory sales increase/(decrease)	206	107	83	32	49	(64)	**413**
Statutory increase/(decrease)	17%	15%	35%	19%	6%	(29)%	**12%**
Constant exchange rate increase/(decrease)	8%	4%	28%	16%	(4)%	(30)%	**3%**
Underlying increase/(decrease)	8%	4%	24%	7%	(4)%	(16)%	**5%**

Other information

Financial key performance indicators *continued*

Adjusted operating profit

Adjusted operating profit excludes the cost of major restructuring; other net gains and losses on the sale or closure of subsidiaries, joint ventures, associates and other financial assets; and intangible charges, including impairment, relating only to goodwill and intangible assets acquired through business combinations or relating to associates. Other net gains and losses also includes costs related to business closures and acquisitions. Further details are given below under 'Adjusted earnings per share'. Underlying adjusted operating profit movements exclude the effect of exchange, the impact of portfolio changes arising from acquisitions and disposals and the impact of adopting new accounting standards that are not retrospectively applied. Portfolio changes are calculated by taking account of the additional contribution (at constant exchange rates) from acquisitions made in both the current year and the prior year.

For acquisitions made in the prior year the additional contribution excluded is calculated as the operating profit made in the period of the current year that corresponds to the pre-acquisition period in the prior year. Operating profit made by businesses disposed in either the current year or the prior year is also excluded. Constant exchange rates are calculated by assuming the average exchange rates in the prior year prevailed throughout the current year. This non-GAAP measure enables management and investors to track more easily, and consistently, the underlying operating profit performance of the Group.

All figures in £ millions	2022	2021
Operating profit	271	183
Cost of major restructuring	150	214
Other net gains and losses	(24)	(63)
Intangible charges	56	51
UK pension discretionary increase	3	–
Adjusted operating profit	456	385

All figures in £ millions	Assessment & Qualifications	Virtual Learning	English Language Learning	Workforce Skills	Higher Education	Strategic Review	Total
Adjusted operating profit increase/(decrease)	39	38	10	(30)	18	(4)	71
Comprising:							
Underlying increase/(decrease)	14	28	5	(18)	9	–	38
Portfolio changes	–	–	2	(10)	–	(5)	(13)
Exchange differences	25	10	3	(2)	9	1	46
Adjusted operating profit increase/(decrease)	39	38	10	(30)	18	(4)	71
Constant exchange rate increase/(decrease)	6%	88%	47%	(104)%	12%	(26)%	6%
Underlying increase/(decrease)	6%	88%	33%	(67)%	12%	–	11%

Adjusted earnings per share

Adjusted earnings includes adjusted operating profit and adjusted finance and tax charges. Adjusted earnings is included as a non-GAAP measure as it is used by management to evaluate performance and by investors to more easily, and consistently, track the underlying operational performance of the Group over time. Adjusted earnings per share is calculated as adjusted earnings divided by the weighted average number of shares in issue on an undiluted basis.

The following items are excluded from adjusted earnings:

Cost of major restructuring – In August 2022, the Group announced a major restructuring programme to run in 2022. The programme includes efficiencies in product and content, support costs, technology and corporate property. The restructuring costs in 2022 of £150m mainly relate to severance and impairment of right-of-use property assets. In March 2021, the Group announced a restructuring programme to run primarily in 2021. The programme includes the reorganisation of the Group into five global business divisions and the simplification of the Group's property portfolio to drive significant cost savings. The costs of these restructuring programmes are significant enough to exclude from the adjusted operating profit measure so as to better highlight the underlying performance (see note 4).

Other net gains and losses – These represent profits and losses on the sale of subsidiaries, joint ventures, associates and other financial assets and are excluded from adjusted earnings as they distort the performance of the Group as reported on a statutory basis.

Intangible charges – These represent charges in respect of intangible assets acquired through business combinations or relating to associates. These charges are excluded as they reflect past acquisition activity and do not necessarily reflect the current year performance of the Group.

Other net finance income/costs – These include finance costs in respect of retirement benefits, finance costs of deferred consideration, fair value movements in relation to financial assets held at fair value through profit and loss and foreign exchange and other gains and losses. Finance income relating to retirement benefits is excluded as management does not believe that the consolidated income statement presentation under IAS 19 reflects the economic substance of the underlying assets and liabilities. Finance costs relating to acquisition transactions are excluded as these relate to future earn-outs or acquisition expenses and are not part of the underlying financing. Foreign exchange and other gains and losses are excluded as they represent short-term fluctuations in market value and are subject to significant volatility. Other gains and losses may not be realised in due course as it is normally the intention to hold the related instruments to maturity.

Tax – Tax on the above items is excluded from adjusted earnings. Where relevant the Group also excludes the benefit from recognising previously unrecognised pre-acquisition and capital losses. The tax benefit from tax deductible goodwill and intangibles is added to the adjusted income tax charge as this benefit more accurately aligns the adjusted tax charge with the expected rate of cash tax payments.

In addition, one off items such as the impact of the UK tax rate change and changes in local tax law have been excluded.

All figures in £ millions	2022	2021
Profit for the year	244	178
Non-controlling interest	(2)	(1)
Cost of major restructuring	150	214
Other net gains and losses	(24)	(63)
Intangible charges	56	51
Other net finance income	(53)	(51)
UK pension discretionary increase	3	–
Tax	8	(65)
Adjusted earnings	382	263
Weighted average number of shares (millions)	738.1	754.1
Adjusted earnings per share	51.8p	34.9p

Return on invested capital

Return on invested capital (ROIC) is included as a non-GAAP measure as it is used by management to help inform capital allocation decisions within the business. ROIC is calculated as adjusted operating profit less operating cash tax paid expressed as a percentage of average invested capital. Invested capital includes the original unamortised goodwill and intangibles. Average values for total invested capital are calculated as the average monthly balance for the year. ROIC is also presented on a net basis after removing impaired goodwill from the invested capital balance. The net approach assumes that goodwill which has been impaired is treated consistently to goodwill disposed as it is no longer being used to generate returns.

All figures in £ millions	2022 Gross	2021 Gross	2022 Net	2021 Net
Adjusted operating profit	456	385	456	385
Operating tax paid	(95)	(60)	(95)	(60)
Return	361	325	361	325
Average goodwill	6,490	5,758	3,490	3,063
Average other non-current intangibles	2,012	1,970	2,012	1,970
Average intangible assets – product development	948	892	948	892
Average tangible fixed assets and working capital	1,446	1,237	1,446	1,237
Average invested capital	10,896	9,857	7,896	7,162
Return on invested capital	3.3%	3.3%	4.6%	4.5%

Other information

Financial key performance indicators *continued*

Return on capital

Return on capital (ROC) is included as a non-GAAP measure of how efficiently we are generating returns from our asset base. ROC is calculated as adjusted operating profit less adjusted income tax as a proportion of capital, where capital adjusts net statutory assets for net debt, retirement benefit assets, other post-retirement medical obligations and other non-operating items. These adjustments to net statutory assets have been made to better reflect the asset base that generates returns.

All figures in £ millions	2022	2021
Adjusted operating profit	456	385
Adjusted income tax charge	(71)	(64)
Return	**385**	**321**
Net statutory assets	4,415	4,280
Adjustments for:		
Net debt	557	350
Retirement benefit assets	(581)	(537)
Other post-retirement medical benefit obligation	25	34
Other non-operating assets	23	(41)
Capital	**4,439**	**4,086**
Return on capital	**8.7%**	**7.9%**

Operating cash flow

Operating cash flow is calculated as net cash generated from operations before the impact of items excluded from the adjusted income statement plus dividends from joint ventures and associates (less the re-capitalisation dividends from Penguin Random House); less capital expenditure on property, plant and equipment (including additions to right-of-use assets) and intangible software assets; plus proceeds from the sale of property, plant and equipment (including the impacts of transfers to/from investment in finance lease receivable) and intangible software assets; plus special pension contributions paid; and plus costs of major restructuring paid. Operating cash flow is included as a non-GAAP measure in order to align the cash flows with the corresponding adjusted operating profit measures.

All figures in £ millions	2022	2021
Net cash generated from operations	527	570
Dividends from joint ventures and associates	1	–
Purchase / disposal of PPE and software	(133)	(176)
Net addition of right-of-use assets	(29)	(30)
Net costs paid for major restructuring	35	24
Operating cash flow	**401**	**388**

Cash conversion, calculated as operating cash flow as a percentage of adjusted operating profit, is also shown as a non-GAAP measure as this is used by management and investors to measure cash generation by the Group.

All figures in £ millions	2022	2021
Adjusted operating profit	456	385
Operating cash flow	401	388
Cash conversion	**88%**	**101%**

Operating cash flow, operating free cash flow and total free cash flow, which are non-GAAP measures, are disclosed and reconciled in note 33 of the notes to the consolidated financial statements as they are commonly used by investors to measure the cash performance of the Group.

Net debt and adjusted earnings before interest, tax, depreciation and amortisation (EBITDA)

For information, the net debt/adjusted EBITDA ratio is shown as a non-GAAP measure as it is commonly used by investors to measure balance sheet strength. Adjusted EBITDA is calculated as adjusted operating profit less depreciation on property, plant and equipment, and amortisation on intangible software assets.

All figures in £ millions	2022	2021
Adjusted operating profit	456	385
Depreciation (excluding items included in 'cost of major restructuring')	88	100
Amortisation on intangible software assets (excluding items included in 'cost of major restructuring')	123	113
Adjusted EBITDA	**667**	**598**
Cash and cash equivalents	558	937
Overdrafts	(15)	–
Investment in finance lease receivable	121	115
Derivative financial instruments	(6)	(2)
Bonds	(610)	(767)
Lease liabilities	(605)	(633)
Net debt	**(557)**	**(350)**
Net debt/adjusted EBITDA ratio	**0.8x**	**0.6x**

Shareholder Information

Shareholder Information

Pearson ordinary shares are listed on the London Stock Exchange and on the New York Stock Exchange in the form of American Depositary Receipts.

Corporate website

The investors' section of our corporate website www.pearsonplc.com/investors provides a wealth of information for shareholders. It is also possible to sign up to receive email alerts for reports and press releases relating to Pearson at www.pearsonplc.com.

Shareholder information online

Shareholder information can be found on our website at www.pearsonplc.com/investors.

Our registrar, Equiniti, also provides a range of shareholder information online. You can check your holding and find practical help on transferring shares or updating your details at www.shareview.co.uk. For more information, please contact our registrar, Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA. Telephone 0371 384 2043* or, for those shareholders with hearing difficulties, text phone number 0371 384 2255*.

Information about the Pearson share price

The company's share price can be found on our website at www.pearsonplc.com/investors/performance/share-price-dividend. It also appears in the financial columns of the national press.

2022 dividends

	Payment Date	Amount per share
Interim	20 September 2022	6.6 pence
Final[1]	5 May 2023	14.9 pence

1. Subject to approval by shareholders at the 2023 Annual General Meeting.

2023 financial calendar

Ex-dividend date	23 March 2023
Record date	24 March 2023
Last date for dividend reinvestment election	13 April 2023
Annual General Meeting	28 April 2023
Payment date for dividend and share purchase date for dividend reinvestment	5 May 2023

Payment of dividends to mandated accounts

Should you elect to have your dividends paid through BACS, this can be done directly into a bank or building society account, with the dividend confirmation voucher sent to the shareholder's registered address. Equiniti can be contacted for information on 0371 384 2043*.

Dividend reinvestment plan (DRIP)

The DRIP gives shareholders the right to buy the company's shares on the London stock market with their cash dividend. For further information, please contact Equiniti on 0371 384 2268*.

Individual Savings Accounts (ISAs)

Equiniti offers a Flexible Stocks and Shares ISA. For more information, please visit www.eqi.co.uk or call customer services on 0345 070 0720*.

Share dealing facilities

Equiniti offers telephone and internet services for dealing in Pearson shares. For further information, please contact their telephone dealing helpline on 0345 603 7037* or, for online dealing, log on to www.shareview.co.uk/dealing. You will need your shareholder reference number as shown on your share certificate.

A postal dealing service is also available through Equiniti. Please telephone 0371 384 2248* for details or log on to www.shareview.co.uk to download a form.

ShareGift

Shareholders with small holdings of shares, whose value makes them uneconomic to sell, may wish to donate them to ShareGift, the share donation charity (registered charity number 1052686).

Further information about ShareGift and the charities it has supported may be obtained from their website, www.ShareGift.org, or by contacting them at ShareGift, PO Box 72253, London, SW1P 9LQ.

American Depositary Receipts (ADRs)

Pearson's ADRs are listed on the New York Stock Exchange and traded under the symbol PSO. Each ADR represents one ordinary share. For enquiries regarding registered ADR holder accounts and dividends, please contact BNY Mellon Shareowner Services, PO Box 43006, Providence, RI 02940-3078, telephone 1 (866) 259 2289 (toll free within the US) or 001 201 680 6825 (outside the US). Alternatively, you may email shrrelations@cpushareownerservices.com.

Voting rights for registered ADR holders can be exercised through Bank of New York Mellon, and for beneficial ADR holders (and/or nominee accounts) through your US brokerage institution. Pearson will file with the Securities and Exchange Commission a Form 20-F.

Share register fraud: protecting your investment

Pearson does not contact its shareholders directly to provide recommendations or investment advice and neither does it appoint third parties to do so. As required by law, our shareholder register is available for public inspection, but we cannot control the use of information obtained by persons inspecting the register. Please treat any approaches purporting to originate from Pearson with caution.

For more information, please log on to our website at www.pearsonplc.com/en-GB/investors/shareholders/shares-shareholding

Tips on protecting your shares

— Keep any documentation that contains your shareholder reference number in a safe place and shred any unwanted documentation
— Inform our registrar, Equiniti, promptly when you change address
— Be aware of dividend payment dates and contact the registrar if you do not receive your dividend cheque or, better still, make arrangements to have the dividend paid directly into your bank account
— Consider holding your shares electronically in a CREST account via a nominee.

* Lines open 8.30 am to 5.30 pm Monday to Friday (excluding UK public holidays).

Our performance

About our reporting

This report provides a summary of Pearson's sustainable business strategy and our environmental, social, and governance (ESG) performance for the calendar year ended 31 December 2022. Our Reputation and Responsibility Committee, the highest Board Committee responsible for our sustainability agenda, has reviewed the reported information, including the list of material topics on page 30.

Global Reporting Initiative (GRI)

Our report is in accordance with the GRI standards, using the GRI 1: Foundation 2021 guidance. There is no relevant GRI sector standard for our industry.

Sustainability Accounting Standards Board (SASB)

We continue to report in line with the SASB's standards to provide industry-based insights into the most relevant sustainability-related risks and opportunities for the media, and professional services sectors.

UN Global Compact (UNGC) and the UN Sustainable Development Goals (SDGs)

We were proud to participate in the Early Adopter Programme of the UN Global Communication on Progress (CoP) designed to add value and streamline sustainability reporting for all participating companies of the UN GC. Our CoP is publicly available on our participant profile at: https://unglobalcompact.org/what-is-gc/participants/7319-Pearson-plc

Lifelong learning and education have an important role to play in achieving all the UN SDGs, but we focus our efforts on those where we have the greatest impact. Our priority SDGs are: 4 quality education, 8 decent work and economic growth, and 10 reducing inequalities.

ESG material issues reporting against GRI and SASB

Material issues	GRI	SASB	Page/web reference	Comments/omissions
Product effectiveness	GRI 203-2: significant indirect impacts		Risks, opportunities, and management approach: Pages 30-38 Performance: Page 18 Social Bond Reporting: https://plc.pearson.com/en-GB/investors/debt-investors/social-bond-framework	
Consumer engagement	GRI 203-2: significant indirect impacts		Risks, opportunities, and management approach: Pages 18, 30-38 Performance: Page 18	
Digital growth	GRI 203-2: significant indirect impacts		Risks, opportunities, and management approach: Pages 30-38 Performance: non-financial KPIs - Page 18	
Employee learning and development	GRI 404-1: average hours of training per year, per employee GRI 404-2: programmes for upgrading employee skills and transition assistance programmes GRI 404-3: percentage of employees receiving regular performance and career development reviews		Risks, opportunities, and management approach: Pages 30-38 Performance: Pages 18, 221-226	We do not report on average hours of training. In 2022, we launched a new approach to engagement as a driver of growth and retention, including a set of performance measures. 100% of direct employees covered by Gallup survey.
Employee engagement		SV-PS-330a.2. (1) voluntary and (2) involuntary turnover rate for employees SV-PS-330a.3. employee engagement %	Risks, opportunities, and management approach: Pages 30-36 Performance: Pages 18, 221-226	
Inclusion and diversity	405-1 Diversity of governance bodies and employees	SV-PS-330a.1. & SV-ME-260a.1. percentage of gender and racial/ethnic group representation for: executive management (2) professionals (3) all other employees SV-ME-260a.2. description of policies and procedures to ensure pluralism in news media content	Risks, opportunities, and management approach: Pages 30-36 Performance: Pages 18, 221-226 Social Equity portal: https://www.pearson.com/en-us/social-equity.html	

ESG data *continued*

Material issues	GRI	SASB	Page/web reference	Comments/omissions
Reducing our environmental impact	GHG Emission scope 1, 2, 3. Baseline and methodology. Any offsets including type, amount, criteria		Risks, opportunities, and management approach: Pages 30, 36-38 TCFD Report: Pages 39-41 Performance: Pages 18, 36-41, 221-226	
Data privacy and cyber security	GRI 418 -1 Substantiated complaints received concerning breaches of customer privacy, and losses of customer data	SV-PS-230a.1description of approach to identifying and addressing data security risks SV-PS-230a.2. description of policies and practices relating to collection, usage, and retention of customer information SV-PS-230a.3. number of data breaches percentage involving customers' confidential business information or personally identifiable information number of customers affected	The following sections of our report detail: — our approach to data security risks: Pages 43-52 — governance of data privacy, cyber security and technology resilience: Page 82 — approach to customer data and safeguarding and training provided: Pages 30, 36 — consumer-facing privacy center explaining how Pearson uses personal information: https://www.pearson.com/en-us/privacy-center.html	In the event of a reportable breach, we would disclose information about the incident and commit to contact any affected data subjects in a timely way. In line with regulations, we will disclose material lapses to the relevant regulators. To the extent that any relevant regulator should find fault with our data management and/or data security practices, they will publish their findings/sanctions.

GRI General Disclosures Index

Disclosure	Page/Location	Comment
2-1 Organisational details	120, 140, 150	
2-2 Entities included in the organisation's sustainability reporting	209-211	
2-3 Reporting period, frequency and contact point		2022 annual report, sustainability@pearson.com
2-4 Restatements of information	223	
2-5 External assurance		https://plc.pearson.com/en-GB/purpose/our-esg-reporting
2-6 Activities, value chain and other business relationships	16-17	
2-7 Employees	224-226	
2-8 Workers who are not employees		We do not currently report on workers who are not employees, Most common type of workers are regular employees (19,051) and most common type of work performed is in testing centres, technology, sales, customer services, and prof. development
2-9 Governance structure and composition	56-66	
2-10 Nomination and selection of the highest governance body	74-77	
2-11 Chair of the highest governance body	56	
2-12 Role of the highest governance body in overseeing the management of impacts	56-66	
2-13 Delegation of responsibility for managing impacts	65-66	
2-14 Role of the highest governance body in sustainability reporting	66	
2-15 Conflicts of interest	59	
2-16 Communication of critical concerns	65	
2-17 Collective knowledge of the highest governance body	56-59	
2-18 Evaluation of the performance of the highest governance body	71-73	
2-19 Remuneration policies	92-93	
2-20 Process to determine remuneration	88-119	
2-21 Annual total compensation ratio	109	
2-22 Statement on sustainable development strategy	8	
2-23 Policy commitments	42	

Disclosure	Page/Location	Comment
2-24 Embedding policy commitments	30-42	
2-25 Processes to remediate negative impacts		https://plc.pearson.com/en-GB/corporate-policies
2-26 Mechanisms for seeking advice and raising concerns		https://plc.pearson.com/en-GB/corporate-policies
2-27 Compliance with laws and regulations	80-87	
2-28 Membership associations	38	We are also members of the Global Business Coalition for Education, and the Corporate Consultive Group of the World Resource Institute (WRI).
2-29 Approach to stakeholder engagement	26-29	
2-30 Collective bargaining agreements	68	Our Employee Engagement Network (EEN) champion the voice of our employees at board level. Members represent diverse genders, ethnicity groups, geographies, ages and tenures.

ESG performance tables

Environment

Re-baselining: Following our re-baselining policy, in line with best practices standards, we have re-based our emissions to reflect the change in reporting scope and categories, as well as reviewed and updated calculation methodologies for the reporting period 2018 – 2022. This process has been verified and assured by a third-party auditor, Corporate Citizenship.

Methodology: We follow the requirements from the GHG Protocol Corporate Accounting and Reporting Standard (revised edition) to calculate our emissions. For scope 2, we use the dual reporting methodology (location and market-based approach), together with some of the latest emission factors from recognised public sources, including, but not limited to, the UK Department for Business, Energy and Industrial Strategy, the International Energy Agency, the US Energy Information Administration, the US Environmental Protection Agency, and the Intergovernmental Panel on Climate Change (IPCC). Energy use includes gas and electricity consumption in MWh and vehicle fuel use converted from mileage into MWh using BEIS conversion factor. For 2022, we are also using the latest global warming potential from the IPCC's Sixth Assessment Report.

Corporate Citizenship, an independent third party has verified our energy consumption; scope 1, 2 and 3 GHG emissions; and renewable electricity claims, as well as our social KPIs. See Corporate Citizenship assurance statement here: https://plc.pearson.com/en-GB/purpose/our-esg-reporting

Greenhouse gas (GHG) (carbon dioxide equivalent) emissions overview (metric tons CO_2e)

	2022	2021	2018 rebaselined figures	2018 previously reported
Scope 1	**4,622**	8,342	12,206	12,209
Scope 2 (market-based)	**182**	440	4,583	4,583
Scope 2 (location-based)	**29,034**	22,801	40,779	41,586
Scope 3	**362,473**	370,853	531,663	410,164
Total - Location-based	**396,128**	401,995	584,648	463,959
Total - Market-based	**367,276**	379,634	548,452	426,956
Total global scope 1 and 2 (location-based)	**33,656**	31,143		
Total UK scope 1 and 2 (location-based)	**5,671**	3,829		
Total global scope 1 and 2 (market-based)	**4,804**	8,782	16,789	16,792
Total UK scope 1 and 2 (market-based)	**1,662**	1,352		
Intensity ratio	**2022**	2021		
tCO_2/ m£ sales revenue (scope 1, 2 market-based and 3)	**95.6**	110.7	132.8	
Energy	**2022**	2021		
% electricity from renewable sources	**99%**	99%		
Total electricity consumption from renewable sources only (MWh)	**83,523**	57,120		
Total electricity consumption from non-renewable sources only (MWh)	**957**	794		
On-site generated electricity (MWh)	**184**	150		
Total gas consumption (MWh)	**24,170**	23,985		
Total fuel oil consumption (MWh)	**159**	48		
Vehicles (MWh)	**347**	10,437		
Total energy consumption (MWh)	**109,340**	92,535		
Global (gas, electricity and transport)	**108,997**	92,336		
UK (gas, electricity and transport)	**29,811**	17,491		

ESG data *continued*

Resource use	2022	2021
Paper used (t)	24,187	29,056
% FSC	33%	29%
% PEFC	20%	28%
% SFI	9%	

Waste	2022	2021
Total waste generated (t)	1,298*	875
Share of waste recycled in office space	17.7%	25.9%

Water	2022	2021
Total water consumption (m³)	538,556*	152,702

* We report estimated water and waste in some of our properties by applying an intensity ratio per sqm based on all actual data available.
This year, we extended the scope of sites with actual data that are included in 2022 figures.

Social

All employee figures, with the exception of total average number of employees (as noted below) are based on employee volumes as at 31st December 2022.

Our Employees	2022	2021
Total average number of employees for the year*	**20,438**	20,744

Employees by geography (Regional Representation)	**20,169**	21,350
US as of 31 December	10,694	11,670
UK as of 31 December	3,931	3,826
Rest of World as of 31 December	5,544	5,854

* Total average number of employees is calculated using a Full-time Equivalent (FTE) methodology, as an average across the reporting period.

Gender diversity breakdown	2022	2021
Total number of permanent, regular employees	97%	97%
Male	40%	40%
Female	59%	59%
Non-binary	0%	0%
No data	1%	1%
Total number of temporary, limited term employees	3%	3%
Male	32%	32%
Female	66%	65%
Non-binary	0%	0%
No data	2%	3%
Total full-time, regular, employees	79%	75%
Male	44%	44%
Female	55%	55%
Non-binary	0%	0%
Not Disclosed	1%	1%
Total part-time, regular, employees	21%	21%
Male	27%	27%
Female	72%	73%
Non-binary	0%	0%
Not Disclosed	1%	1%

Board and Executive Team's gender identity or sex	Number of board members	Percentage of the board	Number of senior positions on the board (CEO, CFO, SID and Chair)	Number in executive management*	Percentage of executive management
Men	5	50	3	6	54.5
Women	5	50	1	5	45.5
Other categories					
Not specified / prefer not to say					

Board and Executive Team's ethnic background	Number of board members	Percentage of the board	Number of senior positions on the board (CEO, CFO, SID and Chair)	Number in executive management*	Percentage of executive management
White British or other White (including minority-white groups)	7	70	4	8	72.73
Mixed/Multiple Ethnic Groups	2	20		1	9.09
Asian/Asian British	1	10		1	9.09
Black/African/Caribbean/Black British					
Other ethnic group, including Arab				1	9.09
Not specified/ prefer not to say					

Female leadership breakdown	2022	2021
Senior leadership	41%	37%
VP & Director	48%	47%
Manager	51%	50%
Percentage of women in technology roles (IT/engineering)	31%	29%

Employee racial and ethnic diversity breakdown	2022	2021
Total workforce (US and UK)	32% (US) / 18% (UK)	31% (US) / 19% (UK)
Senior leadership (US and UK)	19% (US) / 12% (UK)	20% (US) / 9% (UK)
VP and Director (US and UK)	18% (US) / 13% (UK)	17% (US) / 13% (UK)
Manager (US and UK)	25% (US) / 14% (UK)	23% (US) /16% (UK)

Employee racial and ethnic diversity breakdown - US	2022	2021
% of total workforce	32%	31%
Asian	10%	9%
Black or African American	11%	10%
Hispanic or Latino	9%	9%
Other	2%	3%
White	67%	69%
Not Stated	1%	0%

Employee racial and ethnic diversity breakdown - UK	2022	2021
% of total workforce	18%	19%
Asian	10%	10%
Black	4%	4%
Hispanic or Latino	0%	0%
Other	4%	5%
White	66%	70%
Not Stated	16%	11%

* As prescribed by LR9.8.6R(10), for the purpose of this disclosure, the Executive Management includes the Company Secretary.

ESG data *continued*

% of total management workforce (US and UK)	2022	2021
Asian	10%	10%
Black or African American	4%	4%
Hispanic or Latino	4%	3%
Other	2%	2%
White	77%	78%
Not Stated	3%	3%

Turnover	2022	2021
Turnover rate, total average for the year*	6,974 / 33%	7,232 / 33%
Voluntary turnover	4,658 / 22%	5,062 / 23%
Involuntary turnover	2,316 / 11%	2,170 / 10%

*% calculated using average 2022 H/C of 21,342, not 2022 year end position.

Turnover by gender	2022	2021
Total female	4,233 / 20%	4,512 / 20%
Total male	2,659 / 12%	2,709 / 12%
Non-binary	6 / 0%	-
Not disclosed	76 / 0%	-

Turnover by age group	2022	2021
Under 30 years old	1,720 / 8%	2,019 / 9%
30-50 years old	3,449 / 16%	3,428 / 15%
Over 50 years old	1,785 / 8%	1,764 / 8%
No date	20 / 0%	21 / 0%

New hires	2022	2021
Total number and rate of new employee hires (number of hires/average headcount)*	5,600 / 26%	5,934 / 27%
Total number of new hires - female	3,378 / 60%	3,528 / 60%
Total number of new hires - male	2,076 / 37%	2,261 / 38%
Total number of new hires - non binary	24 / 0%	0 / 0%
Total number of new hires - not disclosed	122 / 2%	145 / 2%

*% calculated using average 2022 H/C of 21,342, not 2022 year end position.

New hires by age group	2022	2021
Under 30 years old	38%	40%
30-50 years old	44%	42%
Over 50 years old	17%	17%
No date	1%	1%

Employee engagement measures*	2022	2021
Engagement	3.96^	-
Inclusion	4.12^	-
Progress	67%	-
Learning and Growth	72%	-

*Sourced from Gallup Access.Propriety data.

^GrandMean on a 5-point Likert scale.

Governance	2022	2021
Total number of concerns raised & investigated	92	110
Percentage of employees completing code of conduct certification or training	100%	100%

Reliance on this document

The intention of this document is to provide information to shareholders and is not designed to be relied upon by any other party or for any other purpose.

Forward-looking statements

This document includes forward-looking statements concerning Pearson's financial condition, business and operations and its strategy, plans and objectives. In particular, all statements that express forecasts, expectations and projections, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated cost savings and synergies and the execution of Pearson's strategy, are forward-looking statements. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that may occur in the future. They are based on numerous expectations, assumptions and beliefs regarding Pearson's present and future business strategies and the environment in which it will operate in the future. There are various factors which could cause Pearson's actual financial condition, results and development to differ materially from the plans, goals, objectives and expectations expressed or implied by these forward-looking statements, many of which are outside Pearson's control. These include international, national and local conditions, as well as the impact of competition. They also include other risks detailed from time to time in Pearson's publicly-filed documents and, in particular, the risk factors set out in this document, which you are advised to read. Any forward-looking statements speak only as of the date they are made and, except as required by law, Pearson gives no undertaking to update any forward-looking statements in this document whether as a result of new information, future developments, changes in its expectations or otherwise. Readers are cautioned not to place undue reliance on such forward-looking statements.



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